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FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

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EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this Annual Report, references to “€ ”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this Annual Report, references to “U.S. dollars” or “$” are to United States dollars.

FORM 18-K

1.	In respect of each issue of securities of Rentenbank registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Rentenbank has no securities issuances registered under the Securities Exchange Act of 1934 and, accordingly, the responses above relate to outstanding securities issuances of Rentenbank issued under the Securities Act of 1933.

Landwirtschaftliche Rentenbank

2.	A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

(a)	Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2013, was EUR 29,653,851,144.

(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on pp.142-149 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on pp.142-149 of Exhibit (d), which is hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of Rentenbank.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2013, was EUR 9,048,790,123.

(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2013, was (in millions):

U.S. dollar		$5,810
Japanese yen	JPY	47,500
Australian dollar	AUD	1,025
Swedish Kroner	SEK	3,600
Norwegian Kroner	NOK	1,300
New Zealand dollar	NZD	75

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section – Combined Management Report”, “Financial Section – Consolidated Financial Statements – Consolidated Statement of Comprehensive Income”, “Financial Section – Consolidated Financial Statements – Cash Flow Statement”, “Financial Section – Notes to the Consolidated Financial Statements”, “Financial Section – Unconsolidated Financial Statements – Unconsolidated Income Statement”, and “Financial Section – Notes to the Unconsolidated Financial Statements”, pp. 28-63, 64, 67-68, 69-113, 123-124, 125-140 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

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No foreign exchange control not previously reported was established by the government of the Federal Republic during 2013.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2013.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of the close of the last fiscal year of the Federal Republic giving the total outstanding of:

(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of one year or more, outstanding as of December 31, 2013, was EUR 1,093.89 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.) For information on the total debt of the Federal Republic, see “Tables and Supplementary Information – I. Direct Debt of the Federal Government – Summary”, p.G-42 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

None.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “Tables and Supplementary Information – I. Direct Debt of the Federal Government”, pp. G-42 to G-46 of Exhibit (d), which are hereby incorporated by reference herein.

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(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the Federal Republic.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic, this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

4.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:

(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year, outstanding as of December 31, 2013 was EUR 19.70 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.)

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

5.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany – Public Finance”, pp. G-35 et seq. of Exhibit (d), which are hereby incorporated by reference herein.

(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the Federal Republic during 2013.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2013.

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6.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

See “The Federal Republic of Germany – Monetary and Financial System — Official Foreign Exchange Reserves”, p. G-26 of Exhibit (d), which is hereby incorporated by reference herein.

7.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “The Federal Republic of Germany — The Economy — International Economic Relations — Balance of Trade”, pp. G-21 et seq. of Exhibit (d), which are hereby incorporated by reference herein.

8.	The balance of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic of Germany — The Economy — International Economic Relations — Balance of Payments”, pp. G-20 et seq. of Exhibit (d), which are hereby incorporated by reference herein.

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This annual report comprises:

Pages numbered 1 to 9, consecutively,

The following exhibits:

Exhibit (a)	-	None.

Exhibit (b)	-	None.

Exhibit (c)	-	The latest annual budget for the Federal Republic of Germany (pp. G-35 to G-41 of Exhibit (d) hereto).

Exhibit (d)	-	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 19, 2014.

Exhibit (e)	-	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

Exhibit (f)	-	Consent of the Federal Republic of Germany.

Exhibit (g)	-	Statutes of Landwirtschaftliche Rentenbank (with English translation)

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on May 19, 2014.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Dr. Horst Reinhardt
	Name:	Dr. Horst Reinhardt
	Title:	Managing Director Speaker of the Board of Managing Directors

By	/s/ Martin Middendorf
	Name:	Martin Middendorf
	Title:	Director

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EXHIBIT INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-35 to G-41 of Exhibit (d) hereto).

(d)	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 19, 2014.

(e)	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

(f)	Consent of the Federal Republic of Germany.

(g)	Statutes of Landwirtschaftliche Rentenbank (with English translation)

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EXHIBIT (c)

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EXHIBIT (d)

LANDWIRTSCHAFTLICHE RENTENBANK

THE FEDERAL REPUBLIC OF GERMANY

This description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany is dated May 19, 2014, and appears as Exhibit (d) to the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the fiscal year ended December 31, 2013.

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THIS DOCUMENT (OTHERWISE AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF LANDWIRTSCHAFTLICHE RENTENBANK. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless explicitly stated otherwise, financial information relating to Landwirtschaftliche Rentenbank presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Amounts in tables may not add up due to rounding differences.

In this description, references to “€ ”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this description, references to “U.S. dollars” or “$” are to United States dollars, references to “JPY” are to Japanese Yen, and references to “A$” are to Australian dollars.

On May 9, 2014, the noon buying rate for cable transfers in New York City in euro was EUR 1.00 = $1.3763.

In this description, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “Rentenbank”, “we” or “us” refer to Landwirtschaftliche Rentenbank.

FORWARD-LOOKING STATEMENTS

This description contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

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EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission (the “SEC”) giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the periods and dates indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Year ended December 31, 2009	1.4332	1.3955	1.5100	1.2547
Year ended December 31, 2010	1.3269	1.3216	1.4536	1.1959
Year ended December 31, 2011	1.2973	1.3993	1.4875	1.2926
Year ended December 31, 2012	1.3186	1.2909	1.3463	1.2062
Year ended December 31, 2013	1.3779	1.3303	1.3816	1.2774
Quarter ended March 31, 2014	1.3777	1.3694	1.3927	1.3500

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed in U.S. dollars per €1.00, for each month from January through April 2014, as published by the Federal Reserve Bank of New York.

2014	High	Low

January	1.3682	1.3500
February	1.3806	1.3507
March	1.3927	1.3731
April	1.3898	1.3704

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic, including Rentenbank, must report to the German Central Bank (Deutsche Bundesbank), subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic if this payment exceeds €12,500 or the equivalent in a foreign currency.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s three months ended March 31, 2014. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Rentenbank expects its final, audited financial statements for 2014 to be announced at a press conference and published in April 2015.

The first quarter of 2014 was characterized by a continuing high demand for our special promotional loans. The approved volume of special promotional loans granted at particularly favorable interest rates amounted to €1,458.6 million (as compared with €1,286.8 million during the three months ended March 31, 2013).

From the total anticipated medium and long-term issue requirement of prospective €10 billion for 2014, Rentenbank was already able to raise €4.4 billion in the first quarter (as compared with €4.5 billion during the three months ended March 31, 2013). Issue volume, including short-term issues (except for issuance under the European commercial paper program), reached a total of €4.4 billion during the first quarter of 2014 (as compared with €4.5 billion during the three months ended March 31, 2013).

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

Gross Domestic Product

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

1st quarter 2013	0.0	-0.3
2nd quarter 2013	0.7	0.5
3rd quarter 2013	0.3	0.6
4th quarter 2013	0.4	1.4
1st quarter 2014	0.8	2.3

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product increased by 0.8% after price, seasonal and calendar adjustments in the first quarter of 2014 compared to the fourth quarter of 2013. One factor that contributed to the strong growth at the beginning of 2014 was the extremely mild weather. Positive contributions to this increase were made only by domestic demand. Final consumption expenditure for both households and government increased compared to the fourth quarter of 2013. A positive development was also recorded for fixed capital formation, which significantly increased both in construction and in machinery and equipment compared with the fourth quarter of 2013. Moreover, building inventories supported the GDP growth. Foreign trade, however, had a downward effect on economic growth.

In a year-on-year comparison, economic growth accelerated markedly. GDP in the first quarter of 2014 increased by 2.3% in price- and calendar-adjusted terms compared to the first quarter of 2013.

Source: Statistisches Bundesamt, Gross domestic product up 0.8% in 1st quarter of 2014, press release of May 15, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/05/PE14_167_811.html).

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Inflation Rate

Inflation Rate

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year

April 2013	-0.5	1.2
May 2013	0.4	1.5
June 2013	0.1	1.8
July 2013	0.5	1.9
August 2013	0.0	1.5
September 2013	0.0	1.4
October 2013	-0.2	1.2
November 2013	0.2	1.3
December 2013	0.4	1.4
January 2014	-0.6	1.3
February 2014	0.5	1.2
March 2014	0.3	1.0
April 2014	-0.2	1.3

Consumer prices in Germany rose by 1.3% in April 2014 compared to April 2013, marking the first increase in the inflation rate since the beginning of 2014. The higher inflation rate was mainly due to the development of package holiday prices, which increased by 10.4% compared to April 2013 due to the late Easter holiday period.

The development of energy prices as a whole, which declined by 1.3% in April 2014 compared to April 2013, had a downward effect on the overall rise in prices. Compared to a year earlier, mineral oil products decreased by 3.5%, in contrast to electricity prices, which were up 1.8%. Excluding energy prices, the inflation rate would have been 1.7% in April 2014 compared to April 2013.

Food prices rose by 1.8% in April 2014 compared to April 2013, reflecting a continued slowdown in the year-on-year food price inflation rate compared to previous months. Total goods prices experienced a below-average increase of 0.5% in April 2014 compared to April 2013. At 2.3% year-on-year, the rise in service prices in April 2014 was higher than the overall inflation rate, inter alia driven by the increase in prices for package holidays as well as for games of chance, which increased by 21.1%.

Compared with March 2014, consumer prices in April 2014 fell by 0.2%, due especially to a 0.4% decline in the prices of food and non-alcoholic beverages, including a 2.3% decrease for vegetables and a 2.6% drop for coffee. However, energy prices rose by 0.7% compared to the previous month.

Source: Statistisches Bundesamt, Consumer prices in April 2014: +1.3% on April 2013, press release of May 14, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/05/PE14_166_611.html).

Unemployment Rate

Unemployment Rate

(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)

March 2013	5.6	5.4
April 2013	5.3	5.4
May 2013	5.2	5.3
June 2013	5.4	5.3
July 2013	5.3	5.3
August 2013	5.0	5.3
September 2013	5.1	5.3
October 2013	5.1	5.2
November 2013	5.0	5.2
December 2013	5.0	5.2
January 2014	5.6	5.2
February 2014	5.5	5.1
March 2014	5.5	5.1

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

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The number of employed persons increased by approximately 376,000 persons, or 0.9%, from March 2013 to March 2014. Compared to February 2014, the number of employed persons in March 2014 increased by approximately 37,000, or 0.1%, after adjustment for seasonal fluctuations.

In March 2014, the number of unemployed persons decreased by approximately 53,000, or 2.1%, compared to March 2013. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in March 2014 decreased by 0.5% to 2.19 million compared to February 2014.

Sources: Statistisches Bundesamt, 41.8 million persons in employment in March 2014, press release of April 30, 2014
(https://www.destatis.de/EN/PressServices/Press/pr/2014/04/PE14_153_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001,
Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten
(https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

Current Account and Foreign Trade

	(balance in EUR billion) (1)

Item	January to March 2014	January to March 2013

Foreign trade	47.7	49.3
Services	4.6	0.0
Factor income (net)	19.6	21.8
Current transfers	-15.7	-16.0
Supplementary trade items	-7.7	-7.7

Current account	48.5	47.4

(1)	Figures may not add up due to rounding.
Source: Statistisches Bundesamt, German exports in March 2014: +1.9% on March 2013, press release of May 9, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/05/PE14_161_51.html).

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LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches. Rentenbank is registered with the Commercial Register of the Local Court of Frankfurt am Main under HRA 30636.

Our activities and governance structure are regulated by our governing law and our statutes. Under the governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fishing) and the development of rural areas through the extension of credit for:

•	the agriculture industry, including forestry, horticulture and fishing and the upstream and downstream areas;

•	the sale and warehousing of agricultural and food products;

•	agriculture-related environmental protection, the promotion of renewable energies and renewable raw materials from agriculture, the expansion of ecological farming and the protection of animals within the agricultural industry;

•	the improvement of infrastructure in predominantly rural areas; and

•	agriculture-related consumer protection.

Rentenbank’s governing law (Gesetz über die Landwirtschaftliche Rentenbank) was amended by the German Federal Development Banks New Structuring Law (Förderbankenneustrukturierungsgesetz or the “Restructuring Law”) effective as of August 22, 2003, principally in order to clarify its permissible activities in connection with the understanding reached on March 1, 2002, between the Federal Government and the Commission of the European Union on the treatment of state guarantees for federal development banks. See “— Relationship with the Federal Government — Understanding with the European Commission”.

In 2009, Rentenbank’s governing law was amended twice. Effective as of March 26, 2009 Article 4 of the Act on the further development of the German covered bond law dated March 20, 2009 (Gesetz zur Fortentwicklung des Pfandbriefrechts vom 20. März 2009) deleted in particular all provisions relating to a potential insolvency of Rentenbank since insolvency proceedings are inconsistent with the principles of Anstaltslast. See “— Relationship with the Federal Government — Institutional Liability (Anstaltslast)”.

Furthermore, Rentenbank’s governing law was amended by Article 8 of the Act on the Implementation of Supervisory Provisions of the Payment Services Directive (Gesetz zur Umsetzung der aufsichtsrechtlichen Vorschriften der Zahlungsdiensterichtlinie) dated June 25, 2009. Effective as of October 31, 2009, the language of our governing law was adapted to the language of the directive but did not have any impact on our legal status or permissible activities.

Finally, Rentenbank’s governing law was amended by Article 4 of the statute implementing the Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms and adapting supervisory laws to Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (Gesetz zur Umsetzung der Richtlinie 2013/36/EU über den Zugang zur Tätigkeit von Kreditinstituten und die Beaufsichtigung von Kreditinstituten und Wertpapierfirmen und zur Anpassung des Aufsichtsrechts an die Verordnung (EU) Nr. 575/2013 über die Aufsichtsanforderungen an Kreditinstitute und Wertpapierfirmen; the “CRD IV Umsetzungsgesetz”) dated August 28, 2013. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law was amended to include a new Section 1a, pursuant to which, as of January 1, 2014, the Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are

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expressly guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). See also “— Relationship with the Federal Government — Guarantee of the Federal Republic”.

Rentenbank’s statutes (Satzung) were amended and restated, effective as of March 27, 2014, principally to reflect changes in the German Banking Act (Gesetz über das Kreditwesen) based on the CRD IV Umsetzungsgesetz.

We extend credit to German and other public and private sector banks in the European Union and Norway which are active in the financing of the agricultural sector, the food industry and rural areas both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructure projects as well as German federal states (Bundesländer), municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic.

As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

At December 31, 2013, Rentenbank had total consolidated assets of approximately €81.9 billion. Under German law, we prepare financial statements on both a consolidated and an unconsolidated basis. Throughout this description, when we discuss our financial information, we are referring to our consolidated financial information unless we note otherwise. For more information on our unconsolidated statements, see our unconsolidated financial statements and the notes thereto beginning on page 115.

Our registered office and headquarters are located at Hochstrasse 2, 60313 Frankfurt am Main, Germany, and our telephone number is 011-49-69-2107-0.

Relationship with the Federal Government

Rentenbank has no shareholders and Germany’s federal parliament exercises ultimate control over Rentenbank through legislative action. For example, our governing law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Food and Agriculture which makes its decisions in concert with the Federal Ministry of Finance. We may only be liquidated pursuant to legislative action by the federal parliament.

Guarantee of the Federal Republic

Our governing law was amended with effect from January 1, 2014 to provide expressly that the Federal Republic guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (Law Governing Landwirtschaftliche Rentenbank, Section 1a). Under the Guarantee of the Federal Republic, if Rentenbank fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by Rentenbank, or if Rentenbank fails to make any payment required to be made under Rentenbank’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic will rank equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by Rentenbank or issued under Rentenbank’s guarantee will be able to enforce this obligation directly against the Federal Republic without first having to take legal action against Rentenbank. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to Rentenbank with respect to the obligations covered.

The Guarantee of the Federal Republic does not affect the obligations of the Federal Republic towards Rentenbank pursuant to the existing institutional liability (Anstaltslast).

Institutional Liability (Anstaltslast)

Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

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•	safeguard the economic basis of Rentenbank;

•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and

•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due, including our securities or our guarantee of any securities if a substitute obligor is substituted for Rentenbank.

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations , including our publicly issued debt securities, or our guarantee of debt securities should a substitute obligor be substituted for Rentenbank, are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

Understanding with the European Commission

On March, 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the understanding, the use of advantages for special credit institutions resulting from Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises, infrastructure, environment-friendly investment, housing as well as co-operation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must either be discontinued by the special credit institutions or be spun-off to legally independent subsidiaries without state support.

With the adoption of the Restructuring Law, the description of our permissible activities in our governing law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understanding.

Supervision by the Federal Government

Our governing law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Board of Managing Directors with supervision by our Board of Supervisory Directors, the Federal Republic exercises supervision through the Federal Ministry of Food and Agriculture (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Board of Supervisory Directors meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

We are also subject to supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) under the German Banking Act (Gesetz über das Kreditwesen). See “Supervision and Regulation” and “The Federal Republic of Germany — Financial Supervision Authority”.

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As of November 4, 2014, system-relevant banks will be supervised and regulated by the European Central Bank (Europäische Zentralbank) within the framework of the Single Supervisory Mechanism (SSM). We are classified as a system-relevant-bank because of our balance-sheet total. See also “— Supervision and Regulation — Regulatory changes in the banking sector on EU level”.

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BUSINESS

Our principal business is providing loans and other types of financing for the German agricultural and forestry sectors, wine growing and horticulture sectors as well as in aquaculture and fish farming. Funds are also provided for projects in the food industry and other upstream and downstream companies as well as investments in renewable energies and projects for rural development. The principal purpose of loans granted is the promotion of agriculture and agri-business. We do so primarily by extending credit to German private and public sector banks, both by means of traditional loans and by purchasing the debt securities of such banks. These banks then lend the proceeds to eligible borrowers. According to our governing law, our lending activity should generally be conducted through or in conjunction with other financial institutions. Accordingly, other than direct lending to certain affiliates and companies, German regional state governments and specific agencies of the Federal Republic, our policy is to lend almost exclusively to financial institutions.

Throughout this description and in our financial statements, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination.

We provide credit to financial institutions to be loaned to borrowers engaged in the following activities:

•	Agriculture, Forestry, Horticulture and Fishing. This sector includes borrowers engaged in all types of agriculture production, forestry, horticulture and fishing. It also includes borrowers engaged in related businesses such as manufacturers and distributors of machinery, fertilizers and other goods used in farming, forestry and fishing as well as commercial and service businesses with close links to agriculture and forestry (for example, those trading in rural products, timber, livestock or agricultural equipment).

•	Food Industry. Eligible borrowers in this sector include businesses involved in the processing or distribution of food products in all market segments, including businesses in the commodity and luxury food industries and food wholesale.

•	Renewable Energies. This sector includes businesses involved in the production of power, heat or fuel based on biomass, including biogas-production and biomass-fuel-production. This sector also covers lending for photovoltaic or wind farms, if the borrowers are closely linked to agriculture, forestry, horticulture, fishing or the food industry. Since March 2012 this moreover includes civic engagement in the production of wind power.

•	Rural Infrastructure. This category covers lending for activities intended to improve rural infrastructure, including drinking water treatment and distribution, sewage and waste treatment, land consolidation, environmental protection, public transportation, housing and job creation and protection in rural communities. As a rule, eligible projects must be in communities with populations of fewer than 50,000 persons.

Although we provide credit to banks which make loans to borrowers engaged in these activities, we do not separately record in our financial statements the loan amounts that are extended by such banks for each of the above named activities.

Loans to Banks and Customers

We extend credit by making traditional loans and by purchasing the debt securities of German or other European banks or German federal states (Bundesländer). Our traditional loan portfolio consists primarily of special promotional loans and accounted for 60.8% of our loan portfolio at December 31, 2013. For a further description of our traditional lending activities, see “— Loan Portfolio” below.

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New Business

The following table shows the notional amount of our new loan commitments, on a consolidated basis:

	For the Year Ended December 31,

	2013	2012

	(EUR in millions)
Loan commitments(1):	10,975	10,052
Standard promotional loans	2,479	2,020
Special promotional loans	7,236	6,469
Renewals	1,260	1,563
Securities	1,919	1,863

Total extensions of credit	12,894	11,915

(1)	Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

Loan Portfolio

The following table shows, on a consolidated basis, the special promotional loans and standard promotional loans portion of our loan portfolio for agriculture at December 31, 2013 and 2012.

	At December 31,

	2013	2012

	(EUR in millions)
Special promotional loans	33,644	30,070
Standard promotional loans	21,678	25,746

Total	55,322	55,816

The following table provides, on a consolidated basis, a breakdown of our loan portfolio according to maturity at December 31, 2013 and 2012.

	At December 31,

	2013	2012

	(EUR in millions)
Loans to Financial Institutions:
Long-term (five years or more)	28,598	28,244
Medium-term (between one year and five years)	16,813	14,076
Short-term (less than one year)	4,340	8,843
Direct Loans:
Long-term (five years or more)	1,634	814
Medium-term (between one year and five years)	1,892	3,419
Short-term (less than one year)	2,045	420

Total	55,322	55,816

Our portfolio of traditional loans consists primarily of special promotional loans and medium- and long-term standard promotional loans. As noted above, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination. Our loan portfolio at December 31, 2013, totaled €55.3 billion, a decrease of 0.9% from €55.8 billion at December 31, 2012. At December 31, 2013, this loan portfolio represented 67.5% of our total assets.

Our special promotional loans accounted for 60.8% of our loan portfolio at the end of 2013 compared with 53.9% of our loan portfolio at the end of 2012. They are composed almost exclusively of secured loans to German public sector and private sector banks. These medium- and long-term loans are made to banks which loan the proceeds to end-borrowers who meet the qualifications under one of our special promotional loans designed to further agriculture-related policy goals. The interest rate on these loans is generally close to our own cost of funds and the terms and conditions of the corresponding loan made to the end-borrower are generally more favorable to the end-borrower than would otherwise be commercially obtainable.

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Our standard promotional loans accounted for 39.2% of our loan portfolio at December 31, 2013, compared with 46.1% of our loan portfolio at December 31, 2012. It is mainly composed of secured and unsecured loans to German public sector and private sector banks as well as to banks in the European Union and Norway. Landesförderinstitute, federal state development banks established by the different German federal states (Bundesländer), Sparkassen, a type of public sector savings banks, and Landesbanken, public sector universal banks, are the principal German public sector banks to which we lend. Sparkassen and Landesbanken originally benefited from institutional liability (Anstaltslast) and/or an explicit statutory guarantee (Gewährträgerhaftung) of their founders (typically local or regional German governments). According to the understanding dated July 17, 2001, between representatives of the Federal Republic and the Commission of the European Union on transitional rules with respect to state guarantees for Landesbanken and Sparkassen, Gewährträgerhaftung was abolished after a four year transitional period that lasted until July 18, 2005, and the Anstaltslast was replaced by a “normal commercial relationship” between the owners and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001, are covered by Gewährträgerhaftung until they mature. During the transitional period through July 18, 2005, the system of Anstaltslast and Gewährträgerhaftung could be maintained in their then-current form at that time. After this transitional period, any liability that still existed and was created after July 18, 2001, continues to be covered by Gewährträgerhaftung, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank. See “General — Relationship with the Federal Government”.

Generally, once a financial institution has qualified to be a borrower of our standard promotional loans, loans can be granted to that financial institution. For more information on our review process for approving borrowing banks, see “— Eligibility of Financial Institutions” below.

Standard Promotional Loans

Borrowing terms on standard promotional loans are negotiated with each bank and reflect, among other things, an evaluation of the borrower’s creditworthiness and prevailing market conditions. In our risk evaluation, we consider, among other things, the term of the loan, the creditworthiness of the borrowing bank, our existing credit exposure to the particular borrowing bank and, if applicable, the country risk. We conduct an annual review of roughly 1,200 private and public sector bank borrowers to ensure that these borrowers continue to meet minimum credit standards. Under the terms of our loans, we generally rely on the creditworthiness of the intermediate financial institution. See “— Credit Analysis”.

At December 31, 2013, approximately 19.6% of our notional loan portfolio amount was unsecured. Unsecured loans to German and other private sector banks in the European Union and Norway are made only after a thorough review of the borrowing bank’s creditworthiness.

We also make standard promotional loans to and buy bonds issued by private and public sector banks located in other European countries as well as in Canada and Australia. Although there is no legal restriction on the amount of funds we may lend into any one country, as a matter of internal policy we have set aggregate lending limits for each country into which we lend. Finally, we make standard promotional loans to German federal states by purchasing promissory notes (Schuldscheine) of such states.

Short-Term Standard Promotional Loans

Short-term loans are granted to both financial institutions and non-financial institutions. The bulk of our standard promotional lending consists of loans made to banks and other financial institutions in the wholesale markets.

Special Promotional Loans

Special promotional loans are extended under programs designed to further specific policy goals defined by our Board of Supervisory Directors. In addition, we administer other loan programs on behalf of the Federal Republic and some German federal states (Bundesländer). Borrowers must meet the defined requirements to borrow under one of these programs. Unlike our standard promotional loans, under these special promotional loan programs we review the end borrower’s eligibility. The final credit decision is made by the local bank (Hausbank) of the end borrower.

Through the following special promotional loans, we reduce the interest rates of our loans to specific groups in order to further our promotional objectives. In November 2008, these special promotional loans were

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subject to a significant restructuring. The structure of the special promotional loan programs allows us the promotion along the entire food value chain. Loans are generally limited to €10 million per business per year. Included are loans issued by some federal states’ development banks which use liquidity facilities for specific promotional purposes in their respective federal state. The blanket credits provided are used for the comprehensive refinancing of loan programs of the individual federal states intended for the promotion of the agricultural business and rural areas. These programs are (1) set up by the federal state development banks and primarily include the financing of local structural measures, residential construction and wastewater plants or (2) are promotional loan programs with added value (e.g. lower interest rate) on behalf of the development bank. The federal state development banks are either guaranteed by law by the respective federal state or receive a loan guarantee explicitly issued.

•	Special promotional loans for agricultural and fishing enterprises: Under these programs, we finance medium- and long-term loans to individual end-borrowers who (1) lease or own farms, produce (2) agricultural products or (3) fishery products. These loans are offered to purchase or modernize new farm or fishery equipment and buildings, to purchase new land or an existing farming or fishing operation. They can also be used for operating resources. To qualify for the particularly low interest rates, they are (a) up to 40 years of age or (b) invest in the conservation of natural resources such as investments in energy efficiency, organic farming as well as measures to improve animal welfare and consumer protection. Approximately 36.6% of new business in special promotional loans made during the year ended December 31, 2013, were of this type;

•	Special promotional loans for agribusiness enterprises: To further strengthen the agricultural businesses we offer loans to upstream and downstream enterprises along the entire value chain in the agricultural sector and the food industry. As such custom farming, seed production as well as milk processing and the retail of agricultural products are favored target groups. Loans at particularly low interest rates are offered for the conservation of natural resources including energy saving, water pollution control, the use of alternative power or investments in direct marketing of agricultural products. Approximately 8.6% of new business in special promotional loans made during the year ended December 31, 2013, were of this type;

•	Renewable Energies: Investments by agricultural or agribusiness enterprises in renewable energies are promoted by this program. This includes wind and water power and the use of biomass for energy production such as biogas plants and combined heat and power plants. Since March 2012 this also includes investments in wind energy by local citizens and farmers. Approximately 21.1% of new business in special promotional loans made during the year ended December 31, 2013, were of this type;

•	Rural Development: Under these programs, we make available medium- and long-term loans to (1) private individuals and private organizations for the preservation and restoration of agricultural buildings. The use of loan proceeds is restricted to restoring agricultural buildings (even if they are no longer used for farming activities), construction of buildings related to the improvement of cultural or recreational pursuits in rural areas (such as youth centers) and activities related to creating or retaining jobs in rural areas. Loans are also granted (2) to rural municipalities and enterprises in rural areas for infrastructure development projects. The use of loan proceeds is restricted to improvements of local infrastructures such as the construction of waste treatment facilities, road construction, the development of regional tourism through the construction of lodgings, parks, harbors, campgrounds, local restaurants and public baths and only for municipalities the enhancement of community services such as day care centers, fire protection, medical clinics and energy supply. Approximately 3.4% of new business in special promotional loans made during the year ended December 31, 2013, were of this type; and

•	Special promotional loans on behalf of the Federal Republic and the German federal states (Bundesländer): For further cooperation with the federal states see “— Activities on Behalf of the Federal Republic and Federal State (Bundesländer) Governments”. These programs account for approximately 30.4% of new business in special promotional loans made during the year ended December 31, 2013.

Although we review the applications and the eligibility of the end borrower, special promotional loans are disbursed through local banks or other financial institutions that identify potentially qualified

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borrowers under one of our loan programs. Participating financial intermediaries earn a fixed interest margin set by the German risk adjusted pricing model (Risikogerechtes Zinssystem; RGZS), currently 0.75% p.a. up to 7.40% p.a. according to the credit rating of the end-borrower and/or the value of collateral provided, on loans extended these loan programs. Special promotional loans have maturities of four to more than 20 years and, in the case of loans of more than ten years, usually include an adjustable interest rate mechanism whereby we reset the interest rate after ten years. More than 54% of our special promotional loans have an original maturity of more than ten years. Unlike standard promotional loans, special promotional loans have been secured by both an assignment of the underlying loan and the creation in favor of Rentenbank of a security interest in the loan collateral or mortgage. Since April 1, 2001, new special promotional loans have been secured by an assignment of the underlying loan and the right to require a transfer of the collateral in which the lending bank has a security interest.

Eligibility of Financial Institutions

Consistent with our purpose of providing financing to the agricultural sector, the food industry and rural development, we select financial institutions to which we make loans based on their lending activities in these areas. In our review process, we generally exclude institutions which are clearly not involved in these areas, such as consumer finance institutions and investment banks. Of the remaining institutions, we review their annual reports and other documents to check the consistency of their activities with our purposes. If their lending activities are consistent with our purposes, they are approved as potential borrowers, subject to credit approval. For local and regional banks, we assume that these banks are involved in the development of their local rural areas, and they are included as potential borrowers.

Under our special promotional loans, we review the applications of the end borrowers and ensure their loan eligibility based on a review of their stated purpose for using the proceeds of the loan. Once approved, the loan is issued through one of the banks to which we lend. For a further description of our special promotional loans, see “— Special Promotional Loans” above.

Securities Portfolio

In addition to our traditional loan portfolio, we are also active in providing financing through the purchase of debt securities of German and other banks in Europe, Canada and Australia. The guidelines for our securitized promotional business portfolio are similar to those we use for our loan portfolio. Just as we restrict loans to financial institutions active in the financing of the agriculture, forestry, horticulture, fishing industry and rural development in Germany, EU countries and Norway, in the context of our securitized promotional business we purchase the debt securities of financial institutions active in these areas. Debt securities issued by banks in Switzerland, Canada and Australia can only be purchased for treasury management purposes or investment of own funds. At December 31, 2013, the securities portfolio accounted for 25.4% of total assets. Of our portfolio of debt securities, at December 31, 2013, 6.7% were issued by public issuers, compared to 6.4% at December 31, 2012.

The following table shows the aggregate carrying amount of our securities portfolio on a consolidated basis at December 31, 2013 and 2012.

Securities Portfolio

	At December 31,

	2013	2012

	(EUR in millions)
From public issuers	1,382	1,428
From other issuers	19,394	21,042

Total securities	20,776	22,470

Subsidiaries

We hold interests in two affiliated companies: LR Beteiligungsgesellschaft mbH (“LRB”) and DSV Silo- und Verwaltungsgesellschaft mbH (“DSV”). LRB is a holding company that owns equity interests in DSV

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and DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main. We own 100% of LRB’s outstanding capital. At December 31, 2013, LRB had total assets of €222.1 million according to the annual financial statements prepared in accordance with German commercial law.

DSV is a holding company that owns equity interests in Getreide-Import-Gesellschaft mbH, Frankfurt am Main. LRB owns 100% of DSV’s outstanding capital. At December 31, 2013, DSV had total assets of €13.8 million according to the annual financial statements prepared in accordance with German commercial law.

Activities on Behalf of the Federal Republic and Federal State (Bundesländer) Governments

Our governing law requires us to allocate at least one-half of our net income, after allocations to the principal reserve and guarantee reserve, to a special purpose fund (Zweckvermögen) that was formed pursuant to the Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung). We administer this fund as trustee for the Federal Republic. We issue loans or grants from this fund as instructed by the Federal Minister for Food, Agriculture and Consumer Protection. These are granted for innovative research and development projects in the agricultural sector. Up to one-half of our remaining net income is allocated to a promotional fund (Förderungsfonds) the disbursement of which is determined by the General Meeting.

We also act on behalf of a number of different federal states (Bundesländer) and the Federal Republic in administering other sponsored loan programs. We provide interest subsidy products for a number of German federal states. Since 1991, for example, we have operated the promotional lending activities of the Free State of Thuringia. We issue default guarantees in the context of the investment assistance programs for the agricultural sector (Agrarinvestitionsförderungsprogramm; AFP) of the federal state of Hesse and the Free State of Thuringia, and are granted back-to-back guarantees by these federal states for this purpose. Furthermore, we continue to manage loans for the Federal Government for the financing of resettlement, building measures for old farms and the purchase of land, which were granted before the Joint Task for the Improvement of Agricultural Structures and Coastal Protection (Gemeinschaftsaufgabe “Verbesserung der Agrarstruktur und des Küstenschutzes”) came into force in 1973. Due to the financial crisis and low prices for agricultural products the federal government together with the federal states and Rentenbank set up special promotional loans for agricultural enterprises to provide liquidity. These special promotional loans involved federal and in some federal states also state subsidies to support farmers with even lower interest rates. The lending volume of these special promotional loans is included in “— Special promotional loans for agricultural enterprises”.

Sources of Funds

Our principal sources of funds are:

•	borrowings in the interbank market from counterparties in countries of the Organization for Economic Cooperation and Development (“OECD”) and issuances of commercial paper as well as repo business with EUREX;

•	the participation in open market transactions and standing facilities within the European System of Central Banks (“ESCB”); and

•	issuances of loans, registered bonds and notes, bearer bonds and notes, promissory notes and other types of debentures for short- to long-term funding purposes.

Rentenbank is an active participant in the interbank market. Borrowings are limited to banks domiciled in countries of the OECD. Maturities range from overnight money to 12 months deposits. Furthermore, we obtain short-term funding by issuance under our €20 billion Euro Commercial Paper Program. This issuing program enables us to issue notes on a discounted, compounded or index basis with maturities from 1 day up to 364 days which are mainly placed with international institutional investors.

The participation in open market transactions and the standing facilities within the ESCB gives us access to a range of additional instruments to manage short-term liquidity. We can obtain short-term funds by participating in the main refinancing operation, the longer-term refinancing operation, fine-tuning operations or by borrowing overnight funds under the marginal lending facility. Our access to these funds is limited by the borrowing value of available collateral in our account with the German Central Bank (Deutsche Bundesbank).

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We also obtain funding in the international capital markets, both through various issuing programs and through stand-alone issuance of various types of unsecured notes and debentures. The issuing programs include a €60 billion Euro Medium Term Note Programme and an AUD 15 billion Australian Dollar Domestic Medium-Term Note Program. We also have shelf registrations in Japan for primary offerings (Samurais) and secondary offerings (Uridashis), and a shelf registration in the United States for debt securities. Issuances of promissory notes and international loans complement our funding instruments.

The international capital markets continue to represent the most important source of financing for us. In the year ended December 31, 2013, we issued the equivalent of €6.7 billion of Euro Medium-Term Notes, €2.1 billion of AUD-Medium-Term Notes and approximately €1.4 billion of SEC registered debt securities. We use derivative instruments to hedge our currency and interest rate exposure in connection with such issuances. On very few occasions, we have invested foreign currency proceeds in securities or other assets denominated in the same currency as the relevant debt obligation. See “— Risk Management and Derivatives” below.

Until the end of 2006, Rentenbank has issued secured debt instruments which were placed predominantly with domestic investors. These issues were 10 per cent risk-weighted for bank capital adequacy purposes. With the introduction of the zero per cent risk-weighting – down from 20 per cent under Basel I guidelines – for Rentenbank in Germany and the other European Union countries through the consolidated EU Banking directive and the German solvency ordinance as per January 2007 we discontinued the issuance of secured debt instruments for the time being.

With respect to the domestic and international capital markets, the following table shows our consolidated sources of funds based on the carrying amount and, categorized by type of instrument, during each of the years indicated. We classify almost all instruments issued in the international capital markets as unsecured bearer bonds.

	At December 31,

	2013	2012

	(EUR in millions)
International Loans / Promissory notes	2,796.4	2,913.4
Registered bonds (Namensschuldverschreibungen)	4,489.4	5,615.6
Bearer bonds:
Secured	0.0	1.1
Unsecured*	61,373.3	67,329.6

Total	68,659.1	75,859.7

* Includes SEC registered bonds and bonds offered and sold pursuant to Rule 144A under the Securities Act, and registered bonds issued under the Euro Medium Term Note Programme and the Australian Dollar Domestic Medium-Term Note Program.

Liabilities to Customers

Our liabilities primarily consist of debt securities, liabilities to banks and liabilities to customers. See “— Sources of Funds” above for a description of our funding activities related to debt securities and our liabilities to banks. Approximately 74.4% of our liabilities to customers consist of registered bonds, international loans and promissory notes that are purchased by insurance companies. The remaining amount of liabilities to customers consists of liabilities to individual German federal states, or Bundesländer, as well as other local governments. These liabilities are uncertificated and arise from credit accounts with these governments.

Risk Management and Derivatives

Our treasury division has responsibility for our market price and liquidity risk management system and is overseen directly by the Board of Managing Directors. The treasury department applies for and the Board of Managing Directors determines market and liquidity risk exposure limits. Daily reports are generated by the risk control unit, which analyzes whether our money market, loan and securities portfolios are within market and liquidity risk limits prescribed by the Board of Managing Directors. The market risk report analyzes the effect on our trading, liquidity and credit portfolio of a putative 40 basis points upward shift of the yield curve and must be acknowledged daily by the treasury division and a member of the Board of Managing Directors. With respect to liquidity risk, our daily liquidity deficit is never greater than the amount of our eligible collateral

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with Eurex Clearing AG and with Deutsche Bundesbank. The Financial Institutions division applies for, and the board approves, the counterparty credit limits for derivatives. Credit risk, including counter-party credit risk, is monitored on a bank-wide basis as part of our annual review of borrowing customers. See “— Standard Promotional Loans”.

We use derivatives exclusively as hedging instruments for existing or expected market price risks on the basis of micro or macro hedges. Purchases and sales of derivative instruments are made for hedging purposes in an effort to match as closely as possible the currency, duration and interest rate basis of our assets and liabilities. To minimize credit risk due to fair value volatility we negotiated credit support annexes with every derivative counterparty. No derivative activities are undertaken on behalf of clients. Risks are analyzed in accordance with the German Banking Act which requires adequate capital coverage for securities transactions, transactions in derivative products and foreign exchange transactions. See “Supervision and Regulation”.

Pursuant to the German Banking Act we are obliged to maintain an adequate risk management which needs to ensure that the risk load capacity for credit, market-price, liquidity and operational risks are covered at all times. Based on our calculations our total capital permanently exceeds our risk profile.

Credit Analysis

We examine whether credit should be extended in response to direct inquiries either from potential borrowers themselves or from third parties such as other banks or brokers. This examination includes whether we can provide funds based on the applicable laws and regulations that govern Rentenbank.

An application for credit and creditworthiness is judged on the basis of our own credit analysis and supported by a diverse set of documents such as business reports and ratings. Approval for the extension of credit is made in compliance with our own credit approval regulations. Only after this approval are transactions allowed to go forward.

Currency Risk

As of December 31, 2013, a notional amount of €0.1 billion of liabilities to banks, €0.2 billion of liabilities to customers, €37.1 billion of securitized liabilities and €0.3 billion of subordinated liabilities were denominated in a currency other than euro. Because our loan business is denominated almost exclusively in euro, we have eliminated currency risk by swapping the cash-flows from foreign denominated non-derivative issues virtually exclusively into euro through so-called cross-currency swaps, or, in the case of commercial paper, FX-swaps.

As of December 31, 2013, a notional amount of €0.0 billion of loans and advances to banks and €2.0 billion of financial investments were denominated in a currency other than euro. Those assets were either swapped into euro or re-financed in the respective currency.

Liquidity Management

We manage our liquidity based on a projection of all future cash flows. Each day, we calculate the projected net liquidity balance for each day of the coming two years. Instruments available for managing the short-term liquidity position are interbank funds, collateralized money market funding, ECP placements, and open-market transactions with the Deutsche Bundesbank.

Our cash reserves consist of cash in hand and the balance of our central clearing account with the Deutsche Bundesbank which reflects our obligation to hold minimum reserves in line with the requirements of the European Central Bank.

Impact of Climate Change on Rentenbank’s Business Activities

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the earth’s atmosphere. Pursuant to certain studies, this may have serious effects on the agriculture industry worldwide, but rather positive effects for agriculture businesses located in Germany, at least compared to those located in other regions of the world. Since our

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ultimate borrowers’ agriculture businesses are located in Germany, we do not believe that there will be any material adverse effects on our lending operations and financial or competitive positions.

In Germany, existing and proposed environmental laws and regulations aim at supporting environmentally friendly technology and procedures. An important law in this context is the German Renewable Energy Act (Erneuerbare-Energien-Gesetz), which promotes the development of renewable energy sources, such as the production of energy from biomass and the use of solar energy, by providing for financial contributions to energy producers. Our ultimate borrowers have increasingly used our lending services in order to invest in such renewable energy sources.

We cannot predict the ultimate effect future climate change legislation and regulation could have on our borrowers’ businesses. However, since many are investing in environmentally friendly technology and procedures, we believe that they will be positively or at least less adversely impacted by potential future environmental laws and regulations as compared to businesses using or investing in traditional energy sources.

CAPITALIZATION

The following table shows Rentenbank’s consolidated capitalization based on the carrying amount as of December 31, 2013. Long-term debt includes all borrowings and bonds issued with remaining maturities in excess of one year.

As of December 31, 2013

(EUR in millions)(1)

Long-term debt from:
Banks	2,279
Other lenders	4,706

Total long-term borrowings	6,985

Bonds	48,628

Total long-term debt	48,628

Subordinated liabilities	682

Total subordinated liabilities	682

Equity:
Subscribed capital	135
Reserves(2)	3,013
Revaluation Reserve	47

Total equity	3,195

Total capitalization	59,490

(1)	On May 9, 2014, the noon buying rate for cable transfers in New York City in euro was EUR 1.00 = $1.3763.
(2)	Includes principal reserve, guarantee reserve, other reserves, differences from capital consolidation and net profit for the year.

As of December 31, 2013, Rentenbank’s Core Capital (or Tier I) ratio amounted to 23.91% and its Supplementary Capital (or Tier II) ratio amounted to 5.34%. For a discussion of capital adequacy requirements under the German Banking Act, see “Supervision and Regulation — Capital Adequacy Requirements”.

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MANAGEMENT

Pursuant to our governing law we have three principal governing bodies: the Board of Managing Directors (Vorstand), the Board of Supervisory Directors (Verwaltungsrat) and the General Meeting (Anstaltsversammlung). The business address of each of the members of the Board of Managing Directors and the Board of Supervisory Directors named below is Hochstrasse 2, 60313 Frankfurt am Main, Federal Republic of Germany.

Board of Managing Directors

The Board of Managing Directors is responsible for the day-to-day conduct of our business and the administration of our assets in accordance with the governing law and represents us in dealings with third parties and the judiciary. According to our statutes, the Board of Managing Directors is required to deliver to the Board of Supervisory Directors on a quarterly basis a written report on the business and financial condition of Rentenbank. In accordance with the general guidelines for the granting of loans which have been established by the Board of Supervisory Directors, the Board of Managing Directors is required to report quarterly to the risk committee (Risikoausschuss) of the Board of Supervisory Directors regarding the development of unsecured credit and large exposures pursuant to the German banking regulations.

The Board of Managing Directors is comprised of at least two members. Its members are appointed, and may be withdrawn by, the Board of Supervisory Directors by a two-thirds majority. The appointment of members of the Board of Managing Directors requires the prior approval of the Supervising Authority.

The members of the Board of Managing Directors are:

Dipl.-Kfm. Hans Bernhardt Dipl.-Volksw. Dr. Horst Reinhardt Dipl.-Kff. Imke Ettori (from September 1, 2014)

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Board of Managing Directors to Rentenbank and such member’s private interests or other duties.

The Board of Managing Directors appointed Dr. Horst Reinhardt as its speaker as of April 1, 2013. The decision was made in agreement with the chairman of the Board of Supervisory Directors.

Board of Supervisory Directors

The Board of Supervisory Directors supervises, and appoints members to and is entitled to remove members from, the Board of Managing Directors. It may issue general and specific instructions to the Board of Managing Directors. In particular, the Board of Supervisory Directors approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the governing law. Furthermore, the Board of Supervisory Directors adopts and may amend Rentenbank’s statutes (Satzung) with the approval of the Supervising Authority. In addition, the following actions require the approval of the Board of Supervisory Directors: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by the administrative committee of the Board of Supervisory Directors (Verwaltungsausschuss), and the issuance of pension guidelines. The Board of Supervisory Directors must meet at least semi-annually.

The Board of Supervisory Directors may delegate certain authorities to committees thereof. Rentenbank’s statutes require the Board of Supervisory Directors to form an administrative committee concerned with legal and administrative matters, a risk committee concerned with the risk tolerance and risk strategy of Rentenbank, an audit committee (Bilanzausschuss) concerned with financial and accounting matters, and an expert committee concerned with the allocation of retained earnings.

The Board of Supervisory Directors has 18 members, one of whom is the Federal Minister of Food and Agriculture. Eight of the members of the Board of Supervisory Directors represent agricultural and food organizations, six of whom are appointed by the not-for-profit German Farmers’ Association (Deutscher Bauernverband e.V.), one of whom is appointed by the not-for-profit Farmers’ Mutual Savings Institution (Deutscher Raiffeisenverband e.V.) and one of whom is appointed by the various food organizations. Further, three members are ministers of agriculture of various German federal states (Bundesländer), one member each

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represents the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of Finance. One member represents the not-for-profit trade unions. Finally, three members are elected as representatives of credit institutions or other credit experts.

The following is a list of the members of the current Board of Supervisory Directors:

Chairman:	Joachim Rukwied, Präsident, Deutscher Bauernverband e.V., Berlin
Deputy Chairman:	Christian Schmidt, MdB, Bundesminister für Ernährung und Landwirtschaft Berlin
Representatives of the not-for-profit agricultural and food organisations:	Bernhard Krüsken, Generalsekretär, Deutscher Bauernverband e.V., Berlin
Udo Folgart Präsident, Landesbauernverband Brandenburg, Teltow/Ruhlsdorf
Norbert Schindler, MdB, Präsident, Bauern- und Winzerverband Rheinland-Pfalz Süd e.V., Berlin
Brigitte Scherb, Präsidentin, Deutscher LandFrauenverband e.V., Berlin
Werner Hilse, Präsident, Landvolk Niedersachsen Landesbauernverband e.V., Hannover
Representative of the not-for-profit Farmers’ Mutual Savings Institution:	Manfred Nüssel, Präsident, Deutscher Raiffeisenverband e.V., Berlin
Representative of the Food Industry:	Dr. Werner Hildenbrand, Sprecher GF Rich. Hengstenberg GmbH & Co. KG, Stellvertretender Vorsitzender der Bundesvereinigung der deutschen Ernährungsindustrie, Esslingen
State Ministers of Agriculture or their permanent official representatives:(1)
Bavaria	Helmut Brunner Staatsminister für Ernährung, Landwirtschaft und Forsten, München
Brandenburg	Jörg Vogelsänger Minister für Infrastruktur und Landwirtschaft, Potsdam
Bremen	Professor Matthias Stauch Staatsrat beim Senator für Wirtschaft, Arbeit und Häfen, Bremen
Representative of the not-for-profit Trade Unions:	Harald Schaum, Stellvertretender Bundesvorsitzender, IG Bauen-Agrar-Umwelt, Frankfurt / Main

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Representative of the Ministry of Food, Agriculture and Consumer Protection:	Dr. Robert Kloos, Staatssekretär, Bundesministerium für Ernährung und Landwirtschaft, Berlin
Representative of the Ministry of Finance:	Dr. Klaus Stein, Ministerialdirigent, Bundesministerium der Finanzen, Berlin
Elected Specialists:	Klaus-Peter Müller, Vorsitzender des Aufsichtsrats, Commerzbank AG, Frankfurt / Main
Wolfgang Kirsch, Vorsitzender des Vorstandes, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main
Georg Fahrenschon, Präsident, Deutscher Sparkassen- und Giroverband e.V., Berlin

(1)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German states is represented on the Issuer’s Board of Supervisory Directors.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Board of Supervisory Directors to Rentenbank and such member’s private interests or other duties.

General Meeting

The General Meeting advises Rentenbank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. Furthermore, it decides on the appropriation of the promotional fund in accordance with our governing law. The General Meeting receives reports of the Board of Managing Directors on our business activities and of the Board of Supervisory Directors on resolutions adopted by the Board of Supervisory Directors. According to our governing law, each year a General Meeting must be held.

The General Meeting consists of 28 members representing owners and lessees of land subject to our land charges. The German federal states (Bundesländer) of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Mecklenburg-Western Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia each appoint two members to the General Meeting, and the federal states of Berlin, Bremen, Hamburg and Saarland each appoint one member.

Corporate Governance

In November, 2004 the Board of Supervisory Directors approved certain corporate governance principles for Rentenbank that regulate the conduct of its management. As a result, Rentenbank has voluntarily submitted to the relevant principles set forth in the German Corporate Governance Code. These principles include the regulation of conflicts of interest, compensation of members of the Board of Managing Directors and the Board of Supervisory Directors, transparency and disclosure obligations and accounting and audit. Compliance with the German Corporate Governance Code is required by all German publicly-traded companies and recommended to all other German companies. Because Rentenbank is an institution established under public law, certain principles set forth in the German Corporate Governance Code, including principles governing the relationship with and meetings of shareholders, are not applicable to Rentenbank.

In 2007, the corporate governance principles were updated and a declaration of conformity (Entsprechenserklärung) was published for the first time on our website (www.rentenbank.de).

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Rentenbank adopted the Public Corporate Governance Kodex des Bundes (PCGC, as of June 30, 2009), as promulgated by the German federal government, by resolution of the Board of Supervisory Directors dated July 16, 2009. The PCGC is mainly addressed to companies that are legal entities under private law. However, unless legal provisions (such as the Rentenbank law) require otherwise, application of the Code is also recommended for companies that are legal entities under public law. Rentenbank is a public law institution directly accountable to the German federal government.

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EMPLOYEES

At December 31, 2013, we had 257 employees (student apprentices included). According to the Single Status Payment Agreement ERA (Entgelt-Rahmenabkommen) we do not differ any longer between commercial employees (kaufmännische Angestellte) and industrial employees (gewerbliche Angestellte). 138 employees, or 53.9% of our total staff, are covered by a collective bargaining agreement.

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SUPERVISION AND REGULATION

General

Our governing law provides explicitly for our responsibility for the promotion of agriculture and its related areas and of rural areas including the sale and storage of agriculture and food products, the environmental protection related to agriculture, the promotion of renewable energy and resources, the diffusion of organic agriculture and the promotion of agriculture related consumer protection and animal protection. With the adoption of the Restructuring Law effective as of August 22, 2003, several changes were made to our governing law principally in order to clarify our permissible activities. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law was amended to include a new Section 1a, pursuant to which, as of January 1, 2014, the Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). See also “General — Relationship with the Federal Government — Guarantee of the Federal Republic”.

Federal influence on Rentenbank as a federal development bank is being exerted by Federal Government representation on the Board of Supervisory Directors. The Minister of Food and Agriculture is deputy chairman of and representatives from the Federal Ministry of Food and Agriculture and the Federal Ministry of Finance are members of the Board of Supervisory Directors.

In addition, Rentenbank is subject to the supervision of the Federal Ministry of Food and Agriculture which exercises its supervision in concert with the Federal Ministry of Finance. The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Board of Supervisory Directors meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to schedule a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

In accordance with our governing law, Rentenbank may issue registered bonds and notes that are secured debt covered by a pool of eligible assets in accordance with Section 13 of the Governing Law. These assets include covered bonds or debentures issued in accordance with the German Pfandbrief Act (Pfandbriefgesetz), loans to domestic statutory corporations (Körperschaften) and certain public institutions (Anstalten des öffentlichen Rechts) and loans for which sufficient collateral exists. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. After consultation with Rentenbank, the Supervisory Authority nominates a trustee (Treuhänder) and a deputy trustee. It is the responsibility of the trustee to ensure that issuance, administration and security of such bonds comply with the legal and regulatory requirements and the terms and conditions of the bonds. The current trustee is the senior government official Mr. Dr. Theodor Seegers and the current deputy is the senior government official Mr. Dr. Karl Wessels.

We are authorized to carry on the types of banking business which are set forth in our governing law. We are subject to the requirements of the German Banking Act and are supervised and regulated by BaFin and by the German Central Bank (Deutsche Bundesbank).

Regulation by BaFin

BaFin is an independent federal authority supervised by the Federal Ministry of Finance. BaFin is authorized to issue certain regulations and guidelines implementing the provisions of the German Banking Act and other laws affecting banks, including Rentenbank. The regulations issued by BaFin set forth important regulatory requirements, including the Regulations concerning the Capital Adequacy of Institutions, Groups of Institutions and Finance Holding Groups (Verordnung über die angemessene Eigenmittelausstattung von Instituten, Institutsgruppen und Finanzholding-Gruppen or the “Solvency Regulation”) and the Regulation concerning the Liquidity of the Institutions (Verordnung über die Liquidität der Institute or the “Liquidity Regulation”), promulgated by the Federal Ministry of Finance to implement certain provisions of the German Banking Act. See “— Capital Adequacy Requirements” and “— Liquidity and Other Regulatory Requirements” below.

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The German Banking Act implements certain recommendations on banking supervision issued by the Basel Committee on Banking Supervision and implements certain directives of the European Union relating to banks. Under the German Banking Act, every entity that is engaged in one or more of the financial activities defined therein as “banking business” (Bankgeschäfte) is subject to the licensing requirements and other provisions of the German Banking Act, unless specifically exempted therefrom. BaFin supervises the operations of banks to ensure that they conduct their business in accordance with the provisions of the German Banking Act, including, in particular, compliance with capital adequacy and liquidity requirements, lending limits and restrictions on certain other activities.

Regulation by the Deutsche Bundesbank

BaFin carries out its supervisory role in close cooperation with the German Central Bank (Deutsche Bundesbank). BaFin must generally consult with the Deutsche Bundesbank before promulgating general rules and regulations. The promulgation of specified rules and regulations, however, such as the Principles, requires the prior consent of the Deutsche Bundesbank. The Deutsche Bundesbank is also responsible for organizing the collection and analysis of periodic and other reports from banks such as Rentenbank.

Capital Adequacy Requirements

Under the German risk-based capital adequacy rules set out in the German Banking Act and the Solvency Regulation, banking institutions such as Rentenbank must be endowed with adequate own funds (Eigenmittel), subject to certain risk-adjustments, as described below. These rules implement certain provisions of the recast EC Directives 2006/48/EC (relating to the taking up and pursuit of the business of banking institutions) and 2006/49/EC (on the capital adequacy of investment firms and banking institutions), which in turn are based on the recommendations of the Basel Committee on Banking Supervision.

Pursuant to the Solvency Regulation, a banking institution such as Rentenbank has adequate own funds provided that it satisfies (i) the capital requirements as to credit risk (Adressrisiken) with respect to material idiosyncratic differences between similar but not identical positions and operational risks as well as (ii) the own funds requirements for market risks at the close of business of each day.

The own funds requirements as to credit risks and operational risks are satisfied, provided that the aggregate sum of the credit risk and operational risks does not exceed the modified available capital of the institution, as calculated in accordance with the German Banking Act and the Solvency Regulation. The aggregate amount of the credit risk is calculated on the basis of either the standard approach as to credit risk (Kreditrisiko-Standardansatz) in accordance with the Solvency Regulation or on the basis of an alternative approach based on internal ratings (if approved by BaFin in cooperation with the Deutsche Bundesbank). The standard approach as to credit risk provides for a sliding scale of specific risk weighting categories. For example, credits extended to the Federal Republic of Germany or to the Deutsche Bundesbank are assigned a risk weighting of 0%. Investment interests associated with a particularly high risk may be allocated a risk weighting of 150% or more by BaFin.

The capital requirements as to market risks are satisfied, provided that the aggregate amount of the market risk exposures (and any amounts allocated to option transactions) does not exceed the sum of the modified available capital (as reduced by the amount of the capital requirements as to credit risk and operational risks) and third ranking capital funds (Drittrangmittel) within the meaning of section 10 paragraph 2c of the German Banking Act, (i.e., net trading profits and funds obtained by way of assumption of subordinated short term debt) available at the close of business of each day.

Certain factors such as bonds held by the banking institution that have been issued by certain public bodies or third party guarantees granted by public bodies have been recognized by the Solvency Regulation as reducing the relevant risk items.

Under the German Banking Act’s provisions on consolidated supervision, the capital adequacy rules must not only be met by a banking institution separately, but also by the banking institution and all groups of such institutions (which include without limitation entities that are 20% or more directly or indirectly owned by the banking institution), groups of financial holdings and financial conglomerates on a consolidated basis, if certain other conditions are met.

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Liquidity and Other Regulatory Requirements

Pursuant to the liquidity principles set out in the German Banking Act and the Liquidity Regulation, banking institutions must hold their assets in a way that adequate liquidity is ensured at all times. Under these principles, we must maintain sufficient liquidity to meet our pending payment obligations.

At the end of each month, a banking institution shall evaluate whether its liquidity is sufficient based on a liquidity figure (Liquiditätskennzahl). The liquidity figure represents the relation between the means of payment (cash and certain cash equivalents) available in the following maturity periods and the payment obligations which may arise during the same periods (subject to certain adjustments): (i) up to one month; (ii) more than one and up to three months; (iii) more than three and up to six months; and (iv) more than six and up to 12 months. Liquidity is considered sufficient if the liquidity figure is not below 1.0 in any case. Banks must calculate their liquidity monitoring figures at the end of each month. These figures are filed with the Deutsche Bundesbank, which then transmits them to BaFin.

Under the German Banking Act, a bank’s large credit (Großkredite) exposure to a single borrower or a group of connected borrowers that equal or exceed 10% of Rentenbank’s Regulatory Liable Capital are subject to a number of restrictions. A main restriction is that no single large exposure may exceed 25% of Rentenbank’s Regulatory Liable Capital.

The limitations on large credit exposures are applied on a risk-adjusted basis in a manner similar to the application capital adequacy rules described above.

The limitations on large credit exposures also apply to a bank and all other companies that form a group with a bank (as discussed under “— Capital Adequacy Requirements” above), on a consolidated basis. To determine whether a group has a large exposure, the exposures by the members of the group to one borrower are fully consolidated and are measured against the consolidated Regulatory Liable Capital of the group. The consolidated limitation of large credit exposures only applies if an exposure of one member of the group is equal to or exceeds 5% of that member’s Regulatory Liable Capital.

Audits

Under German law, Rentenbank itself and its consolidated group must both be audited annually by a certified public accountant (Wirtschaftsprüfer) who is appointed by our Board of Supervisory Directors with the consent of the Supervising Authority. BaFin must be informed of and may reject this appointment. Under the German Banking Act, a bank’s public accountant is required to inform BaFin of any facts coming to his or her attention which give reason to deny or qualify the certification of Rentenbank’s annual financial statements or materially adversely affect the financial position of Rentenbank, as well as of any material breach by Rentenbank’s management of the law or Rentenbank’s articles of association.

The certified public accountant is required to prepare annually a detailed and comprehensive long-form audit report, which is submitted to our Board of Managing Directors and Board of Supervisory Directors, BaFin and the Deutsche Bundesbank. The contents of the report are prescribed in a regulation issued by BaFin. In the report the certified public accountant must confirm that Rentenbank has complied with, inter alia:

•	the regulatory reporting requirements;

•	the large credit exposure calculations;

•	the limitations on the extension of credit to related companies;

•	the principles as to capital adequacy and liquidity; and

•	regulations concerning the prudential granting of credit.

The audit report must also discuss in detail certain large or important credit exposure and confirm compliance with certain provisions of the German Banking Act.

BaFin also requires that the long-form audit report discuss and analyze the method by which Rentenbank determines the risk of a change in interest rates. The audit report must match assets and liabilities

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bearing interest at fixed rates according to maturity and assets and liabilities bearing interest at floating rates according to interest periods. The audit report must also explain the effect of a change of interest rates on the unmatched portion of such assets and liabilities, respectively.

Reporting Requirements and BaFin Powers of Enforcement

To enable BaFin and the Deutsche Bundesbank to monitor compliance with the German Banking Act and other applicable legal requirements and to obtain information on the financial condition of the German banks, BaFin and the Deutsche Bundesbank require the routine, periodic filing of information.

Each bank must file, annually, audited financial statements on a consolidated and unconsolidated basis and, monthly, balance sheet and statistical information and compliance statements regarding the risk-based capital adequacy rules. Each bank must file quarterly statements regarding loans of €1.5 million or more, including syndicated loans exceeding this amount regardless of the reporting bank’s share. In addition, quarterly and annual information in relation to the capital adequacy principles must be filed with the Deutsche Bundesbank. Further, each bank must notify BaFin and the Deutsche Bundesbank immediately of certain organizational changes, certain acquisitions and dispositions and changes in equity investments, changes in Rentenbank’s capitalization and changes in significant shareholdings in Rentenbank.

To secure compliance with the German Banking Act and the regulations issued thereunder, BaFin and the Deutsche Bundesbank may require information and documents from a bank. BaFin may also conduct investigations of a bank without having to give any particular reason. In addition, BaFin can attend meetings of Rentenbank’s Board of Supervisory Directors and may require such meetings to be convened. BaFin also conducts audits of banks on a random basis as well as in special circumstances.

If a bank holds a significant interest in other domestic or foreign banks or other companies that form a group with Rentenbank for German regulatory purposes, Rentenbank must have access to information as to the capital and the large credit exposures of these other companies in order to comply with the requirements of the German Banking Act (and regulations issued thereunder) with respect to risk-based capital adequacy and limitations on large credit exposures, including the requirements which provide for reporting on a consolidated basis. The German Banking Act obliges German companies that are part of a group for German regulatory purposes to provide this information to the German parent bank and obliges the German parent bank to agree with foreign companies that are part of its group on the supply of appropriate information. If it is not possible for the parent bank to obtain from a company information necessary for the consolidation procedure, the carrying amount of the investment in the company must be deducted when computing the Regulatory Liable Capital of the parent bank.

In the event that BaFin discovers irregularities, it has a wide range of enforcement powers. BaFin can challenge the qualifications of a bank’s management. If the Regulatory Liable Capital of a bank is not adequate, or if the liquidity requirements are not met and Rentenbank has failed to remedy the deficiency within a period determined by BaFin, BaFin may prohibit or restrict the withdrawal of capital, the distribution of profits or the extension of credit. These prohibitions also apply to the parent bank of a group for bank regulatory purposes if the Regulatory Liable Capital of the members of the group does not meet the legal requirements. If the liquidity requirements are not met, BaFin may also prohibit further investments in illiquid assets.

If a bank is in danger of defaulting on its obligations to creditors, BaFin may take emergency measures to avert default. These measures may range from the issuance of instructions to the management of Rentenbank to the revocation of Rentenbank’s license and closing of Rentenbank, the prohibition of payments and disposals of assets, the suspension of customer services, and the acceptance of payments other than in payment of debt owed to Rentenbank.

Violations of the German Banking Act may result in criminal and administrative penalties.

Regulatory changes in the banking sector on EU level

Effective January 1, 2014, the Europe Union Capital Requirement Regulation (the “CRR”) regulates areas such as own funds, capital requirements, liquidity requirements and large exposures restrictions that were governed by the German Banking Act and regulations issued by BaFin prior to January 1, 2014.

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As of November 4, 2014, system-relevant-banks will be supervised and regulated by the European Central Bank within the framework of the Single Supervision Mechanism (SSM). Rentenbank is classified as a system-relevant-bank because of its balance sheet total. The European Central Bank has the authority to supervise a system-relevant-bank directly or indirectly. In case of indirect supervision, the European Central Bank can delegate the supervision to the relevant national authorities. Currently, it is not certain if Rentenbank will be supervised by the European Central Bank directly or indirectly.

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FINANCIAL SECTION

CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The consolidated financial statements of Rentenbank have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (“IFRS”), and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch or HGB) as well as the additional regulations in Rentenbank’s Governing Law and Statutes.

As a result, Rentenbank’s consolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

While the principle measurement approach taken by IFRS, as adopted by the European Union, and U.S. GAAP as of the date of Rentenbank’s consolidated financial statements included in this annual report is similar, there can be differences in the detailed application, which could have a material impact on the financial statements. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Board of Supervisory Directors with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are KPMG AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (“KPMG”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards (“German GAAS”).

The audit report of KPMG for the year ended December 31, 2013, dated March 4, 2014, refers to a combined management report (zusammengefasster Lagebericht). The examination of, and the audit report upon, this combined management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on the aforementioned examination, on the group management report or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

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Combined Management Report

The combined management report consists of the group management report of Landwirtschaftliche Rentenbank (Group in accordance with IFRS) and the management report of Landwirtschaftliche Rentenbank (Rentenbank in accordance with HGB). The combined management report was prepared pursuant to the provisions of Section 289 in conjunction with Sections 315 and 315a of the German Commercial Code (Handelsgesetzbuch, HGB) as well as in accordance with German Accounting Standard (GAS) 20.

The difference between the Group and Rentenbank is minor, given the low significance of the consolidated subsidiaries LR Beteiligungsgesellschaft mbH (LRB), Frankfurt/Main, and DSV Silo- und Verwaltungsgesellschaft mbH (DSV), Frankfurt/Main. Therefore, the comments included in the combined management report generally also apply to both the Group and Rentenbank. In the section on results of operations, financial position and net assets, the disclosures specifically related to Rentenbank on the basis of HGB financial reporting are incorporated at the end of the corresponding section.

General information on the Group

Group structure

Rentenbank is a public law institution directly accountable to the German federal government, with its registered office in Frankfurt/Main. It operates no branch offices.

All material risks are concentrated in Rentenbank and are managed by Rentenbank on a group-wide basis. The Group comprises Rentenbank and three subsidiaries: LR Beteiligungsgesellschaft mbH (LRB), DSV Silo- und Verwaltungsgesellschaft mbH (DSV), and Getreide-Import Gesellschaft mbH (GIG). The business activities of subsidiaries are strictly limited. Rentenbank has issued a comfort letter to LRB. Subsidiaries are funded exclusively within the Group.

Promotional mandate

The Group’s responsibilities are to promote the agricultural sector and rural areas based on Rentenbank’s Governing Law. The Group’s business activities are directed towards fulfilling this promotional mandate. The Group’s risk structure is essentially defined by the framework established by Rentenbank’s Governing Law and its statutes.

As a promotional bank for the agricultural sector and rural areas, Rentenbank provides funds for a variety of investment projects. Within the framework of special promotional loans, the refinancing loans are granted according to the on-lending principle for projects in Germany in accordance with Rentenbank’s competition neutrality. The range of products is geared towards manufacturing businesses in the agricultural and forestry sectors, viticulture and horticulture sectors as well as in aquaculture and fish farming. Rentenbank also provides funds for projects in the food industry and other upstream and downstream industries as well as investments in renewable energies and for rural infrastructure measures.

Management system

Rentenbank pursues the following objectives within the context of its business strategy:

•	Optimize the implementation of the promotional mandate and continuous development of the promotional business

•	Provide promotional benefit from own funds

•	Generate an adequate operating result

•	Low risk tolerance

The strategic objectives are presented on a segment-specific basis. The segments break down as follows:

•	Promotional Business

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The segment Promotional Business includes the promotional lending business, the securitized promotional business as well as long-term funding of the Group. As part of the promotional lending business, Rentenbank grants special promotional loans as well as standard promotional loans, e.g. in the form of promissory note loans. The transactions are conducted predominantly with other banks. The securitized promotional business primarily includes investments in securities to ensure Rentenbank‘s liquidity. Accordingly, and in particular, they serve to satisfy banking regulatory requirements regarding liquidity management. The Group does not hold securities or receivables with structured credit risks such as asset-backed securities, or collateralized debt obligations.

•	Capital Investment

The Capital Investment segment includes investments of own funds reported on the balance sheet and non-current provisions. The investments are made primarily in securities and promissory note loans as well as registered debt securities of other banks.

•	Treasury Management

Short-term liquidity and short-term interest rate risk are hedged and managed in the Treasury Management segment.

A distinction is made between financial and other key performance indicators with regard to measures used to assess the strategic objectives within the internal management system.

Financial key performance indicators include:

•	Operating result

The business activities of Rentenbank are not primarily aimed at generating profits, but are based on business principles. These comprise the profitability of activities to ensure the Group’s long-term ability to carry out promotional tasks. The operating result is used to establish a solid capital base, which is objected at complying with the increasing regulatory requirements as well as providing the funds necessary for growing demand for special promotional loans. Profitability and stable earnings are also a prerequisite for carrying out the promotional activities without having to rely on government subsidies. In this context, Rentenbank uses its high credit quality as a promotional state agency in combination with its capital market strategy in order to raise funds at favorable conditions. In addition, the promotional activities benefit from income generated from securitized promotional business and from general promotional business as well as from the high cost efficiency level achieved in the processes within the Group.

•	Cost-income ratio

The cost-income ratio is a key performance indicator for the relation between cost and income in order to measure the efficient use of Rentenbank’s resources. This performance indicator is both influenced by changes of expenses (numerator) and income (denominator). Therefore, the indicator is inherently sensitive to short-term fluctuations of income. The cost-income ratio always refers to a longer period of time and is supplemented by regular analyses of changes in expenses.

•	Promotional performance

The promotional performance is a key performance indicator reflecting the total quantitative promotional benefit within one fiscal year. It includes income used for the interest rate reduction of the special promotional loans granted, the distributable profit and the other promotional measures, such as additions to Rehwinkel-Foundation or funds provided by Rentenbank as subsidies in the program Research on Agricultural Innovation.

The three financial key performance indicators and their main components are determined within the framework of monthly reporting and are compared with target values. They are also reported separately in the multi-year plans.

The other key performance indicators comprise corporate citizenship, responsibility towards employees and compliance with legal and regulatory requirements. These are managed primarily on a qualitative basis within the context of the business strategies.

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Further information on financial key performance indicators are included in the sections on Rentenbank’s results of operations, financial position and net assets as well as in the report on expected developments. The other key performance indicators are described in more detail in a separate section.

Economic report

Macroeconomic and bank-specific environment

International interest rate and monetary policy

The fiscal year 2013 – as also its preceding year – was characterized by a very accommodative interest rate and monetary policy, which was further eased in the course of the year, particularly in the eurozone.

The European Central Bank (ECB) initially left the interest rate for its main refinancing transactions unchanged at 0.75% during the first months of the year. Against the backdrop of lower inflation expectations, deteriorated economic prospects and subdued growth of money supply and lending volume in the eurozone, the ECB reduced this rate in May to 0.5% in order to support the economic recovery through the remainder of the year. In view of the prevailing uncertainty in the financial sector and in order to establish stable conditions on the money markets, the ECB also announced that interest rates would remain at the current or an even lower level for a sustained period (forward guidance). At the beginning of November, the ECB surprised the markets by cutting the key interest rate to 0.25%, expecting an easing of price pressures in the eurozone in the medium term. In 2013, ECB’s 3-year tenders issued in December 2011 and February 2012 once more caused a structural excess liquidity within the banking sector, resulting in low interest rates for overnight deposits. Additional repayments made by the banking sector to the ECB reduced this excess liquidity by year-end 2013. The money market rates rose moderately.

In contrast to the ECB, the US Federal Reserve decided at year-end 2013 to terminate its accommodative monetary policy. It reduced its purchase program related to government bonds and mortgage securities of initially USD 85 billion to USD 75 billion per month.

Development of the long-term interest rate level

Long-term yields on safe haven investments such as German government bonds initially started to rise at the beginning of the year 2013 due to an easing of the capital markets.

The financial market crisis intensified again in March, with the imminent danger of Cyprus’ insolvency. This accordingly curbed the risk appetite of many investors and yields on safe haven investments fell. In May, the yield on German 10-year government bonds reached its 2013 low of 1.17%. The prospect that the US Federal Reserve could gradually exit its highly accommodative monetary policy as well as a slight alleviation of the eurozone debt crisis caused yields to rise again. Yields declined again temporarily following the budget crisis in the US in October. At year-end, 10-year German government bonds had a yield of 1.94%.

Development at local banks and within the German agricultural sector

The persistently low interest rate level contributes to the banks increasingly using Rentenbank as a funding source for medium and long-term loans, thus fully eliminating interest rate risks. The demand from local banks for Rentenbank funds, characterized by low costs and margins determined by the risk-adjusted interest system, remained very high.

This effect is intensified by the increased regulatory requirements for banks, particularly the liquidity ratios Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) resulting from Basel III. The objective of the liquidity ratios is to limit the short-term (LCR) and the longer-term maturity transformation (NSFR). This is intended to enable banks to maintain liquidity even in stress scenarios. LCR is scheduled to be introduced in 2015 effectively. However, the required liquidity buffers are to be increased gradually with 100% of the liquidity buffer to be achieved by 2019. While a decision about the introduction of NSFR from the year 2018 will be made at a later date, local banks are already making efforts to adjust their balance sheets accordingly. Thus, Rentenbank will become an increasingly important partner for banks due to the stable provision of long-term funds.

The demand for promotional loans does not only depend upon the situation on the financial markets, but also and above all, upon the investment activities in the business areas relevant for us. In 2013, as a result of

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high prices for agricultural products, sentiment remained positive. In addition, the reform of the Common Agricultural Policy in Europe passed in 2013 creates reliable conditions for planning until 2020. The cuts related to direct payments and environmental requirements were smaller than expected.

Sentiment continues to be benign in all types of business (arable farming, dairy farming and stock farming). Above all, arable farms had a successful fiscal year. In the summer of 2013, prices for grain, the most important arable product, fell, but they still remain on a high level when compared over many years. Investments in farm buildings, the major part of the promotional line Agriculture, were dominated by stable buildings. The financial situation within animal husbandry was good. A combination of rising milk prices and abolished production limits led to a particularly high demand for promotional loans within dairy farming. The stock farming sector also had a successful fiscal year characterized by rising profits.

The positive framework, the encouraging economic situation and, last but not least, the low interest rates caused farmers to make huge investments and apply for promotional loans.

The favorable general sentiment in the agricultural sector also leads to strong investment activities in the upstream and downstream industries. This is reflected in our Agribusiness promotional line.

The investment momentum in the Renewable Energies promotional line is determined by the Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz (EEG)). The Renewable Energy Sources Act is adjusted regularly. After the amendment in mid 2012, new construction of biogas plants almost came to a grinding halt. However, incentives for making the process for feeding electricity into the grid more flexible and opportunities for follow-up investments at existing plants ensured a stable business development. As expected, photovoltaics suffered from especially high losses compared to the previous year due to the reduction of the feed-in tariffs in the first half of 2012. The installation of new capacity is now capped by law through the development of the feed-in tariffs. We benefited massively from increased installations in the wind energy sector (growth of 29% year-on-year). This was due to the attractive conditions and the increased distribution of the financing model Bürger- und Bauernwindpark (a special promotional loan program for investments in wind turbine installations of citizens and farmers in rural areas), which we supported with a special program.

Business development

A key feature of Rentenbank’s performance in 2013 was a continued buoyant demand for promotional loans. Demand for special promotional loans was very high, especially due to the strong investment activity against the backdrop of a good general environment in the agricultural sector. As stated in the outlook for 2013, demand for special promotional loans in the Rural Development promotional line remained stable, while demand increased in the Agriculture and Agribusiness lines. In contrast to our expectations, demand in the Renewable Energies line rose as a result of the unexpectedly high funding requirements for investments in the wind power sector. The promotional volume, which comprises special promotional loans, standard promotional loans and securitized promotional business, amounted to € 75.0 billion in the balance sheet (as compared with 2012: € 78.6 billion), representing a decline by 4.6% over the prior year. While we assumed an almost flat new business volume year-on-year in our forecast for 2013, we were able to increase new business in the past fiscal year even further to € 11.6 billion (as compared with 2012: € 10.4 billion), largely thanks to the favorable framework for special promotional loans. As a result, the portfolio of special promotional loans grew by € 3.6 billion or 12% to € 33.7 billion in 2013 (as compared with 2012: € 30.1 billion). In contrast, the volume of the securitized promotional business declined year-on-year due to the higher volume of redemptions.

Rentenbank was able to raise the necessary borrowings once again at favorable conditions since financial investors preferred safe haven investments. In the reporting year, Rentenbank borrowed funds on domestic and foreign capital markets in the amount of € 10.2 billion (as compared with 2012: € 9.6 billion). This was in line with the outlook for 2013. The following instruments were used for funding on the capital market:

	2013		2012

	€ billion	%	€ billion	%
Euro Medium Term Note (EMTN)	6.7	65.7	6.3	65.6
AUD Medium Term Note (MTN)	2.1	20.6	1.1	11.5
Global bonds	1.4	13.7	2.2	22.9

Total	10.2	100.0	9.6	100.0

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Net assets, financial position and results of operations

Results of operations

Group’s results of operations

	Jan. 1 to Dec. 31, 2013 € million	Jan. 1 to Dec. 31, 2012 € million	Change in € million

1) Income statement
Net interest income before allowance for credit losses/promotional contribution	333.7	365.9	-32.2
Allowance for credit losses/promotional contribution	34.5	20.7	13.8
Administrative expenses	55.2	48.9	6.3
Net other income/expense	-5.2	3.2	-8.4

Operating result	238.8	299.5	-60.7
Result from fair value measurement and from hedge accounting	221.2	-55.7	276.9

Net income for the year	460.0	243.8	216.2
2) Other comprehensive income
Result from available-for-sale instruments	250.4	583.8	-333.4
Actuarial gains/losses from pension obligations	-5.8	-18.0	12.2

3) Group’s total comprehensive income	704.6	809.6	-105.0

Operating result

The operating result for the fiscal year 2013 amounted to € 238.8 million, a decline by € 60.7 million or 20.3% and below the previous year (as compared with 2012: € 299.5 million) as expected. This figure historically is still on a relatively high level. The development corresponded to the projected decrease by 20.0% made in the previous year. Interest income, including contributions from fixed-income securities and equity holdings, reached € 3,678.3 million (as compared with 2012: € 3,959.5 million). After deducting interest expenses of € 3,344.6 million (compared with 2012: € 3,593.6 million), net interest income amounted to € 333.7 million (as compared with 2012: € 365.9 million). Maturing transactions with high margins as well as new business subject to lower margins led to an overall decline of portfolio margins. The decrease of net interest income by € 32.2 million or 8.8% primarily reflects the expected decrease of portfolio margins as well as the effects of the persisting low interest rates.

The item ‘Allowance for credit losses/promotional contribution’ increased by € 13.8 million or 66.6%, mainly due to the increase of the promotional contribution to € 22.9 million (as compared with 2012: € 20.8 million) as well as the additions to portfolio valuation allowances in the amount of € 11.7 million (as compared with 2012: € 0.0 million).

The promotional contribution largely reflects Rentenbank’s future expenses for the interest rate subsidies for special promotional loans granted. A promotional expense arises at the time of the grant which leads to a corresponding promotional income over the remaining term to maturity of the transaction. The expense for the additions to promotional contribution increased by € 6.7 million to € 81.6 million (as compared with 2012: € 74.9 million), while income from the utilization of the promotional contribution rose by € 4.6 million to € 58.7 million (as compared with 2012: € 54.1 million).

In accordance with IFRS, impairments resulting from payment defaults are only determined for losses already incurred. Since the Group generally extends loans almost exclusively via other banks, any potential losses are identified in a timely manner. To account for any existing residual risk of not having identified losses already incurred, Rentenbank recognizes for the first time as of the balance sheet date a portfolio valuation allowance based on a model for the presentation of expected losses for loans and advances measured at (amortized) cost. The change of the estimation regarding unidentified losses compared to the previous year resulted in the recognition of a portfolio valuation allowance in the amount of € 11.7 million, thus leading to the increased allowance for credit losses.

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Administrative expenses increased significantly in 2013 – as we projected – by 12.9% to € 55.2 million (as compared with 2012: € 48.9 million). The personnel expenses included in this figure amounted to € 32.0 million (as compared with 2012: € 31.1 million), an increase over the prior-year level by € 0.9 million. Wages and salaries including bonuses grew by € 1.6 million to € 22.2 million. This is mainly attributable to the expected increase of the annual average number of employees (2013: 256 on average; 2012: 250 on average) and to collectively agreed pay rises.

Amortization of intangible assets and depreciation of property and equipment increased to € 4.6 million (as compared with 2012: € 2.2 million). The main reason for this was amortization of expenses for projects related to the introduction of new IT systems capitalized in previous years.

The other administrative expenses grew by € 3.0 million or 19.2% to € 18.6 million. Above all, this includes IT expenses, which increased significantly by € 2.1 million to € 9.9 million. This was largely attributable to investments required to meet the additional regulatory requirements as well as necessary improvements of the infrastructure, in particular the implementation of the new trading and risk management system. The other non-staff expenses were largely unchanged.

The decline of net other income/expense is particularly attributable to the introduction of the program to finance research projects to promote agricultural innovation. Moreover, the previous year’s figures included positive one-off effects owing to the disposal of a security and the reversal of provisions.

Operating result by segment

	Promotional Business		Capital Investment		Treasury Management		Total

Jan. 1	2013	2012	2013	2012	2013	2012	2013	2012
to Dec. 31	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Net interest income before allowance for credit losses/promotional contribution	184.5	194.5	118.1	114.2	31.1	57.2	333.7	365.9
Allowance for credit losses/promotional contribution	34.5	20.7	0.0	0.0	0.0	0.0	34.5	20.7
Administrative expenses	42.2	37.0	8.0	7.0	5.0	4.9	55.2	48.9
Net other income/expense	-5.2	3.3	0.0	0.0	0.0	-0.1	-5.2	3.2

Operating result	102.6	140.1	110.1	107.2	26.1	52.2	238.8	299.5

Net interest income of the Promotional Business segment in fact declined as expected due to lower portfolio margins from € 194.5 million in the previous year to € 184.5 million. The item ‘Allowance for credit losses/promotional contribution’ increased as a result of higher expenses for the interest rate reduction related to special promotional loans as well as due to the additions to the portfolio valuation allowance to a total of € 34.5 million (as compared with 2012: € 20.7 million). Administrative expenses in the Promotional Business segment, including depreciation and amortization, rose by € 5.2 million to € 42.2 million. The operating result amounted to € 102.6 million (as compared with 2012: € 140.1 million).

As expected in our projection for 2013, interest income from the Capital Investment segment in fact increased further by € 3.9 million to € 118.1 million compared to the previous year. The decreased yield for new long-term investments against the backdrop of a persisting low interest rate environment as well as maturing higher yielding funds were more than compensated for by interest income of the newly allocated funds from the retention of prior-year earnings. Overall, the segment’s operating result amounted to € 110.1 million (as compared with 2012: € 107.2 million).

As expected, the result of the Treasury Management segment was characterized by a substantial decline due to lower investment volumes and the further decrease in margins (following the monetary policy of the ECB). Net interest income fell by 45.6% to € 31.1 million. The segment’s operating result amounted to € 26.1 million (as compared with 2012: € 52.2 million).

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Result from fair value measurement and from hedge accounting

All derivatives and certain non-derivative financial instruments are measured at fair value. Changes in the fair value are recorded as unrealized gains or losses in the result from fair value measurement and from hedge accounting.

In the context of hedged items as part of accounting hedging relationships, only those fair value changes are taken into account where these changes result from changes in the OIS (overnight interest rate swap) curves. With respect to the remaining financial instruments measured at fair value, all market parameters, such as credit spreads, are included.

Changes in interest rates and exchange rates do not have significant measurement effects due to refinancing at largely matching maturities as well as hedging through derivatives. Therefore, the result from fair value measurement and from hedge accounting is largely dominated by reversals of measurement losses recognized in previous years as a result of changes in credit spreads and from macro hedge accounting. It increased considerably to € 221.2 million as of December 31, 2013 (compared with 2012: € -55.7 million).

Measurement gains or losses are only of a temporary nature due to the buy and hold strategy of the Group with its status as a non-trading book institution, provided that no counterparty default occurs. These measurement effects are reduced to zero at the latest when the relevant transactions become due.

Net income for the year

Despite the decline of the operating result by € 60.7 million, net income for the year rose by € 216.2 million to € 460.0 million (as compared with 2012: € 243.8 million) due to the increase of the result from fair value measurement and from hedge accounting by € 276.9 million.

Other comprehensive income

Other comprehensive income shows changes in the revaluation reserve. It shows the results from the measurement of available-for-sale securities and the actuarial gains and losses from the measurement of pension provisions.

The fair value changes largely attributable to changes in credit spreads related to the securities in the ‘Available for sale’ category are recognized under this item. The changes in the fair value of these securities attributable to fluctuations of the OIS curves are reported in the result from fair value measurement and from hedge accounting. In addition, other comprehensive income includes the amortization of measurement results from securities that were reclassified in 2008 to the “Held to maturity” category at the then applicable market value.

Due to a certain easing that returned to the financial markets, credit spreads decreased further in 2013, however not to the extent seen in the previous year. This was especially true for issuers from countries hard hit by the crisis. This led to measurement gains in the amount of € 248.3 million (as compared with 2012: € 575.3 million) due to the resulting higher market values. Amortization for securities reclassified in 2008 resulted in income of € 2.1 million (as compared with 2012: € 8.5 million).

Actuarial gains and losses from the measurement of pension obligations are caused by differences between expected and actual actuarial assumptions of the prior period and from changes in assumptions for the future. In 2013, actuarial losses reported in the financial statements amounted to € 5.8 million (as compared with 2012: € -18.0 million).

Group’s total comprehensive income

The Group’s total comprehensive income for the period ending December 31, 2013 amounted to € 704.6 million (compared with 2012: € 809.6 million), representing a decline of € 105.0 million. Apart from the decreased operating result, this decline is attributable to the decrease of measurement gains by € 44.3 million, which consists of the changes in the revaluation reserve as well as of the result from fair value measurement and from hedge accounting.

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Reconciliation to distributable profit

Pursuant to Section 2 (3) Sentence 2 of the Law Governing the Landwirtschaftliche Rentenbank, the guarantee reserve (Deckungsrücklage) may not exceed 5% of the nominal amount of the covered bonds outstanding at any time. Resulting from a decline in the volume of covered bonds, an amount of € 48.5 million (compared with 2012: € 21.8 million) was withdrawn from the guarantee reserve and transferred to the principal reserve in the same amount.

Subject to the pending resolutions of the relevant corporate bodies regarding the annual financial statements in accordance with the HGB, Rentenbank intends to transfer € 39.8 million (as compared with 2012: € 38.3 million) from net income for the year to the principal reserve, and a further amount of € 406.9 million (compared with 2012: € 192.7 million) to other retained earnings. The distributable profit remaining after the transfer to reserves amounts to € 13.3 million (as compared with 2012: € 12.8 million).

Results of operations of Rentenbank

The results of operations in Rentenbank’s financial statements in accordance with the German Commercial Code (HGB) developed satisfactorily as follows:

	Jan. 1 to Dec. 31, 2013 € million	Jan. 1 to Dec. 31, 2012 € million	Change in € million

Net interest income	312.7	352.9	-40.2
thereof expenses for interest rate subsidy for special promotional loans	78.4	70.6	7.8
Net fee and commission income	-1.7	-2.1	0.4
Administrative expenses	53.2	44.7	8.5
Other operating result	-9.1	-2.4	-6.7
Operating result before provisions for loan losses and valuation	248.7	303.7	-55.0
Provision for loan losses and valuation	-195.7	-252.7	57.0
Net income	53.0	51.0	2.0

The development of the operating result before provision for loan losses and valuation corresponds in structural terms with the development of the operating result under IFRS, except for the portfolio valuation allowance in the amount of € 11.7 million recognized under IFRS within the context of the allowance for credit losses. Therefore, we refer to the general comments on the results of operation of the Group.

The personnel expenses included in the administrative expenses amounted to € 29.8 million (compared with 2012: € 25.6 million), an increase over the prior-year level of € 4.2 million. Pension expenses increased by € 2.4 million to € 4.8 million, mainly due to a one-time effect under HGB regarding pension provisions. In the IFRS consolidated financial statements, the rise in personnel expenses only amounted to € 0.9 million.

As of December 31, 2013, the operating result before provision for loan losses and valuation amounted to € 248.7 million. As a result of the credit rating improvement of our portfolio, largely due to maturing amounts in the lower rating categories, general valuation allowances in the amount of € 16.6 million could be reversed proportionately. The fund for general banking risks (Section 340g HGB) was increased by € 218.1 million. The overall increase of net income amounted to € 2.0 million, resulting in net income of € 53.0 million (compared with 2012: € 51.0 million), of which an amount of € 39.7 million (compared with 2012: € 38.2 million) was transferred to the principal reserve. Distributable profit after the transfer to reserves amounts to € 13.3 million (compared with 2012: € 12.8 million), which will be used to promote agriculture and rural areas.

Financial key performance indicators

The operating result before provision for loan losses and valuation amounted to € 248.7 million (compared with 2012: € 303.7 million) and developed in line with the projected operating result set out in the outlook for 2013. As stated in the section on Group’s results of operation, the reason for this was the expected decline of net interest income and the simultaneously rising administrative expenses.

This trend also had an impact on the key performance indicator cost-income ratio. As a result of the growth of expenses to a total amount of € 66.7 million (compared with 2012: € 52.6 million) and the

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simultaneous decline in income to € 315.4 million (compared with 2012: € 356.3 million), this indicator increased from 14.8% to 21.2%. However, the cost-income ratio still is on a moderate level when compared with competitors.

The promotional performance as a key performance indicator includes the interest rate reduction of the special promotional loans for which a nominal amount of € 77.0 million (compared with 2012: € 75.9 million) from own funds was expended in the reporting year. In addition, Rentenbank provided grants in the amount of € 3.0 million in relation to the program “Research on Agricultural Innovation”. The promotional performance for 2013, including the distributable profit of € 13.3 million and the capital increase at Rehwinkel-Foundation by € 3.0 million, increased in line with our forecast to € 96.3 million (compared with 2012: € 90.7 million).

Financial position

Capital structure

Capital structure of the Group

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Liabilities
Liabilities to banks	5,549.9	2,868.0	2,681.9
Liabilities to customers	5,148.8	5,802.6	-653.8
Securitized liabilities	60,860.9	66,632.3	-5,771.4
Subordinated liabilities	686.8	924.4	-237.6

Equity
Subscribed capital	135.0	135.0	0.0
Retained earnings	2,999.5	2,552.8	446.7
Revaluation reserve	46.5	-198.1	244.6
Distributable profit	13.3	12.8	0.5

Liabilities

Liabilities to banks increased by € 2.6 billion to € 5.5 billion (as compared with 2012: € 2.9 billion), largely due to higher positions held in the short-term money market business. Liabilities to customers decreased by € 0.7 billion to € 5.1 billion (as compared with 2012: € 5.8 billion) due to maturing registered bonds and promissory note loans.

The changes in the nominal volume of securitized liabilities amounted to € 0.8 billion or 1.3%. However, the carrying amount of securitized liabilities declined by € 5.8 billion or 8.7% due to exchange rate changes, resulting in a carrying amount of € 60.9 billion (as compared with 2012: € 66.6 billion) as of December 31, 2013. The Medium Term Note (MTN) programs are furthermore the most important refinancing source and amounted to € 46.3 billion (as compared with 2012: € 48.9 billion). The carrying amount of the global bonds amounted to € 10.6 billion (as compared with 2012: € 12.4 billion) as of year-end. The volume of Euro commercial papers (ECP) declined by € 1.3 billion to € 3.9 billion (as compared with 2012: € 5.2 billion).

Subordinated liabilities decreased by € 0.2 billion to € 0.7 billion (as compared with 2012: € 0.9 billion) due to maturing amounts and exchange rate changes.

All funds borrowed on the money and capital markets for refinancing purposes were made available on an arm’s length basis. The credit spread is a key factor due to the margin-based management of Rentenbank. It declined in the fiscal year under review over the previous year. This led to an improvement of funding costs.

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The following analysis is a breakdown of liabilities by maturity, currency and interest structure:

	Maturity
	up to 1 year		1 to 5 years		more than 5 years

	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
	€ million	€ million	€ million	€ million	€ million	€ million

Fixed interest rate
EUR	5,496.8	2,250.7	9,004.6	8,207.2	7,705.2	8,698.2
USD	2,439.6	4,774.6	11,791.4	12,792.7	948.0	2,229.4
AUD	1,050.0	1,039.9	3,978.3	4,862.9	2,748.7	2,443.8
JPY	470.4	1,000.7	86.5	673.9	408.7	562.3
CHF	83.0	256.4	1,343.0	1,340.4	93.4	241.3
NOK	0.0	298.9	1,158.5	911.3	183.9	472.6
GBP	0.0	320.1	1,147.9	437.8	13.3	14.3
Other	435.0	486.8	1,491.2	1,901.0	169.5	85.6

Zero coupon
EUR	1,266.9	0.0	96.1	79.9	819.1	836.7
USD	1,979.4	4,208.6	0.0	0.0	37.2	38.6
AUD	12.9	0.0	0.0	0.0	0.0	0.0
CHF	0.0	116.0	0.0	0.0	0.0	0.0
GBP	530.0	539.9	0.0	0.0	0.0	0.0
Other	123.3	326.2	0.0	0.0	0.0	0.0

Variable interest
EUR	535.5	130.5	5,187.1	4,917.5	3,496.3	3,163.4
USD	1,735.8	417.1	2,482.5	2,857.2	0.0	0.0
AUD	0.0	554.4	670.3	492.0	0.0	0.0
JPY	20.9	19.8	49.0	67.5	345.5	515.1
NOK	0.0	0.0	156.4	138.0	0.0	40.8
Other	0.0	0.0	455.3	419.8	0.0	45.5

Total	16,179.5	16,740.6	39,098.1	40,099.1	16,968.8	19,387.6

Equity

Net income for the year of € 460.0 million (as compared with 2012: € 243.8 million) led to a rise in equity. In addition, equity increased due to measurement gains in the amount of € 244.6 million (as compared with 2012: € 565.8 million) reported in the revaluation reserve.

Capital structure of Rentenbank

The financial position based on Rentenbank’s financial statements in accordance with the provisions of HGB is as follows:

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Liabilities
Liabilities to banks	6,272.1	3,598.5	2,673.6
Liabilities to customers	4,730.3	5,249.1	- 518.8
Securitized liabilities	61,433.8	62,151.4	- 717.6
Subordinated liabilities	597.7	717.5	- 119.8

Equity (including fund for general banking risks)
Subscribed capital	135.0	135.0	0.0
Retained earnings	925.5	885.8	39.7
Distributable profit	13.3	12.8	0.5
Fund for general banking risks	2,437.3	2,219.2	218.1

Liabilities under HGB and IFRS developed structurally similar. The difference between the Group and Rentenbank is due to the measurement at fair value and the application of hedge accounting required under IFRS. We therefore refer to the representation of liabilities in the Group’s capital structure.

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Equity, including the fund for general banking risks, increased by € 0.3 billion compared to 2012. The fund for general banking risks was increased by € 0.2 billion to € 2.4 billion.

Capital expenditure

The major capital expenditures made by Rentenbank in fiscal years 2012 and 2013 primarily related to the implementation of a new trading and risk management system, a regulatory reporting software and a rating platform as well as in the implementation of the SEPA and EMIR requirements. For further information, please refer to the explanations regarding administrative expenses in the section on the Group’s result of operations.

Liquidity

The liquidity analysis reflects the contractually agreed redemption amounts:

Dec. 31, 2013	up to 3 months	more than 3 months to 1 year	more than 1 year to 5 years	more than 5 years or unspecified maturity
	€ million	€ million	€ million	€ million

Liabilities to banks	3,238.4	565.7	1,327.0	370.0
Liabilities to customers	429.4	268.5	907.5	3,976.5
Securitized liabilities	8,523.9	3,678.4	35,153.1	12,269.3
Negative fair values of derivative financial instruments	154.0	158.0	1,166.0	627.0
Subordinated liabilities	5.9	16.0	45.0	560.9

Total	12,351.6	4,686.6	38,598.6	17,803.7

Dec. 31, 2012	up to 3 months	more than 3 months to 1 year	more than 1 year to 5 years	more than 5 years or unspecified maturity
	€ million	€ million	€ million	€ million

Liabilities to banks	279.7	311.7	1,755.4	460.0
Liabilities to customers	306.6	526.8	1,047.1	4,327.5
Securitized liabilities	10,165.8	5,668.7	34,819.6	13,337.1
Negative fair values of derivative financial instruments	296.0	90.0	386.0	57.0
Subordinated liabilities	29.2	118.3	10.4	690.1

Total	11,077.3	6,715.5	38,018.5	18,871.7

Net assets

Net assets of the Group

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Loans and advances to banks	49,750.9	51,164.0	-1,413.1
Loans and advances to customers	5,570.6	4,652.4	918.2
Financial assets	20,894.4	22,588.7	-1,694.3

Positive fair values of derivative financial instruments	3,236.1	7,486.4	-4,250.3
Negative fair values of derivative financial instruments	5,796.6	5,832.2	-35.6

In accordance with competition neutrality, Rentenbank basically extends its loans via other banks. Within the net assets, this is reflected in the loans and advances to banks which amount to 60.7% (as compared with 2012: 57.9%) of total assets. As of December 31, 2013, the carrying amount of this item was € 49.8 billion (as compared with 2012: € 51.2 billion). The significantly increased volume of special promotional loans was faced with maturing registered debt securities and reduced term deposits and open market operations.

Loans and advances to customers increased by € 0.9 billion to € 5.6 billion (as compared with 2012: € 4.7 billion) as a result of new business with German federal states.

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Financial assets, which consist almost exclusively of bank bonds and notes, declined by € 1.7 billion to € 20.9 billion (as compared with 2012: € 22.6 billion) as maturing amounts exceeded new business. Information related to the exposure in peripheral states of the eurozone is set out in the risk report in the section Credit Risk.

The positive fair values of derivative financial instruments decreased by € 4.3 billion to € 3.2 billion (as compared with 2012: € 7.5 billion), while negative fair values remained unchanged at € 5.8 billion (as compared with 2012: € 5.8 billion). This development was particularly influenced by exchange rate changes. Derivatives are exclusively entered into to hedge existing or expected market price risks. Collateral agreements were concluded with all counterparties with whom the Bank enters into derivative transactions. The Bank does not enter into credit default swaps (CDS).

Net assets of Rentenbank

The net assets of Rentenbank’s financial statements in accordance with the HGB is as follows:

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Loans and advances to banks	50,042.5	51,215.6	-1,173.1
Loans and advances to customers	5,451.3	4,560.9	890.4
Bonds and other fixed-income securities	20,301.9	22,026.3	-1,724.4

The development of the net assets under HGB and IFRS was similar in structural terms. The difference between the Group and Rentenbank is due to the measurement at fair value and the application of hedge accounting required under IFRS. Therefore, we refer to the comments on the Group’s net assets.

The securities portfolio almost exclusively consisted of bank bonds and notes. At year end, this balance sheet item included bonds classified as fixed assets in a nominal amount of € 19.9 billion (as compared with 2012: € 21.8 billion). As in the previous year, debt securities of the liquidity reserve were not held in the portfolio.

The Board of Managing Directors is satisfied with the course of business as well as the development of the results of operation, financial position and net assets.

Other key performance indicators

Corporate citizenship

As a public law institution, Rentenbank has a responsibility beyond its promotional mandate to be an active corporate citizen. Rentenbank, with its registered office in Frankfurt, Germany, primarily supports local cultural institutions and selected projects. Grants are provided on a regular basis to Oper Frankfurt, Schirn Kunsthalle, Städel Museum, the English Theatre and the State Academy of Fine Arts (Städelschule). With respect to Städelschule, we support young talented artists through the donation of a group prize within the framework of the annual Rundgang. Rentenbank supports various projects of churches, associations and societies in the context of its regular donation at Christmas. In fiscal year 2013, these included Malteser Migranten Medizin Frankfurt, the Winter Feeding for the Homeless in St. Catherine’s Church, Frankfurt, the children and young people’s charity “Die Arche e.V.”, Frankfurt, and the association “Herzen für eine neue Welt” in Königstein, Germany. In addition to these regular charity projects, we were again a sponsor of the Operngala 2013 at Oper Frankfurt.

Employees

The number of employees remained virtually unchanged in the past year. At year-end 2013, Rentenbank employed 257 (as compared with 2012: 256) employees, of which 214 (as compared with 2012: 213) were full-time employees. These figures include neither employees in parental leave nor members of the Board of Managing Directors. The average seniority was approximately 11.5 years. The ratio of men and women is almost on par, with 53% of the employees being male and 47% being female. The possibility to work on a part-time basis is primarily utilized by women, which represent 88% of part-time employees.

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Compliance with legal and regulatory requirements

Rentenbank prepares its consolidated and annual financial statements as well as the combined management report in accordance with the requirements of the German Commercial Code, the International Financial Reporting Standards as well as the German Accepted Accounting Principles (Grundsätze ordnungsgemäßer Buchführung, GoB) and the related supporting pronouncements. The financial statements prepared are subject to an audit opinion issued by an auditor. In this context, we pay attention to proper preparation as well as to compliance with publication deadlines. The realization of this objective is primarily ensured by an effective Internal Control System (ICS).

Regulatory requirements regarding own funds and liquidity have strategic relevance. Full compliance with all existing regulatory provisions is a top priority. The Group ensures that new regulatory requirements are identified at an early stage and managed within the Group, among other things through the Regulatory Topics working group, which also comprises the Compliance desk.

Report on events after the balance sheet date

There were no events of material importance after the end of the fiscal year 2013.

Report on expected developments and opportunities

Development of business and environment

The economic development of Rentenbank primarily depends on the conditions on the credit and financial markets. These are influenced by the monetary policy of the central banks, the development of prices and exchange rates as well as the development of public sector finances. The demand for promotional loans is particularly influenced by both the interest rate trend, the economic situation on the agricultural markets, and the funding behavior of local banks.

At the beginning of 2014, the European Central Bank continued to pursue its monetary policy and left its key interest rate unchanged at 0.25%, although the eurozone inflation rate in January declined unexpectedly to 0.7%.

Rentenbank expects a persistently low price pressure and a moderate recovery of the economy so that the ECB will continue its accommodative monetary policy for the foreseeable future. However, gradual changes in the form of minor reductions of key interest rates or the use of additional monetary policy instruments cannot be ruled out if money markets rates increase or if bank lending, especially in the southern eurozone countries, does not recover.

Also, in view of the ECB’s promise to keep its key interest rate at a low level for the foreseeable future (forward guidance), we expect money market rates to remain low during the year.

At the end of January 2014, the US Federal Reserve (Fed) continued the measures resolved at the end of the previous year to quit its accommodative monetary path and cut its purchase program related to government bonds and mortgage securities. The change in the Fed’s policy contributed to investors removing capital from and turmoil on the currency markets in some of the major emerging economies. As a result, the demand for safe haven investments, such as German federal government bonds and bonds of Rentenbank, increased worldwide. Accordingly, long-term yields declined.

Against the backdrop of global economic recovery and the less accommodative monetary policy of the Federal Reserve, we expect that long-term interest rates will rise slightly during the year. However, the increase will likely be limited due to the highly accommodative monetary policy of the ECB and only minor price pressures.

According to the agricultural business sentiment, farmers plan slightly lower overall investments in the first half of 2014 compared to the previous year, above all with respect to farm buildings. While they rate their current economic situation as very good, they are only cautiously optimistic as regards their future. Since the promotional activities in the Agriculture line directly depend on the investment activities, a subdued development can be expected here as well.

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The fundamentals suggest that the relatively scarce global supply of agricultural commodities will not change in general. The Food and Agriculture Organization of the United Nations (FAO) expects that the international price levels for agricultural commodities will increase in nominal terms in the next few years, but will hardly change when taking into account inflation. In this case, the promotional business within the Agriculture line should be stable.

Animal husbandry remains a subject to critical public discussions. If this debate results in intensified requirements regarding animal welfare and in changes of construction law, the cost for animal husbandry will rise. Another possibility would be that such changes in law trigger investments: generally for animal welfare or in additional facilities such as exhaust air filters or slurry stores. Rentenbank expects that intensified requirements regarding the application of organic fertilizer and building permissions, especially in the stock farming regions, will weigh on construction activities.

The development of the Renewable Energies promotional line is largely dependent upon the Renewable Energy Sources Act (EEG). The German federal government plans to introduce a reform of the EEG by mid-2014, expected to become effective in August. Accordingly, the demand for special promotional loans is not likely to change in the first half. Pull-forward effects are likely prior to the effective date. In order to be able to evaluate the medium to longer-term effects, the detailed stipulations in the amended EEG need to be analyzed. Since the process of developing an informed opinion has yet to be completed, reliable predictions related to the “Renewable Energies” promotional line are not yet possible.

Taking these conditions into account, Rentenbank anticipates that it will be able to successfully fulfill its promotional mandate based on its conservative risk business policy and triple A ratings.

Against the backdrop of the regulatory changes in the banking sector on EU level, especially in connection with the implementation of Basel III in the European Union (EU) (CRD IV/CRR), Rentenbank’s Governing Law was amended within the context of the law implementing CRD IV. Effective January 1, 2014, a government guarantee for the obligations of Rentenbank (refinancing guarantee) was established, complementing the existing institutional liability.

The Group will comply with the requirements of the EU Capital Requirement Regulation (CRR), which became effective on January 1, 2014, and of the EU Capital Requirement Directive (CRD IV). According to the trial calculations, the requirements regarding the capital ratios as well as the liquidity ratios LCR and NSFR will be met.

Forecast of business development

Comprehensive annual plans and multi-year plans are prepared in order to project Rentenbank’s future results of operations, financial position and net assets. They comprise planning for Rentenbank’s new business, portfolio, equity, income and costs. Unlike the multi-year plans, the annual plan examines individual factors in greater detail. In the following, the projections refer to the planning period of 2014.

Within the framework of our current planning, the Group assumes that new business volume for fiscal year 2014 in the Promotional Business segment will be slightly below the level of the previous fiscal year. This new business will continue to be funded through Rentenbank’s issuance programs. Due to the stabilization that set in on the capital markets in the meantime, we expect margins from new business to decline somewhat.

Special promotional loans will likely remain the focus within the lending business. After the good framework conditions on the agricultural markets and the low interest rate level led to a strong demand for special promotional loans in the past year, new business for 2014 will probably be below the figure for 2013.

The portfolio of securities and standard promotional loans will continue to decrease moderately due to the anticipated large amount of redemptions. In contrast, the share of special promotional loans in the total promotional volume is likely to increase slightly. Overall, we expect a marginal decline of net interest income for the Promotional Business segment attributable to lower margins of the portfolio and lower volumes.

We forecast, that interest income within the Capital Investment segment in 2014 will be slightly below the prior-year level. The higher investment volume from the retention of profits is offset with negative effects from lower interest rates for new investments due to the low interest rate environment as well as the higher yielding funds falling due. In 2014, net interest income of the Treasury Management segment is likely to be

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considerably below the prior-year level. We expect net interest income for the three segments to decrease slightly in 2014.

Cost planning for 2014 and the following years in particular takes into account the necessary investments for Rentenbank’s infrastructure as well as the necessary adjustments to fulfill additional regulatory requirements. This includes investments for the development of the new trading and risk management system, the introduction of a new financial accounting system as well as for the upgrade of hardware and software currently in use. Apart from that, multi-year planning takes into account investments for the modernization of the bank building. The many changes in the regulatory framework and accounting standards will result in a significant increase of administrative expenses in 2014 and the following years, despite our rigorous cost management. This particularly applies to personnel costs as Rentenbank acknowledges the need for new positions to be created.

Against the backdrop of the development of income and costs, the Group expects the operating result to decline by around 15-20% for 2014. This key performance indicator will still remain on a historically high level.

The satisfying earnings trend will enable us to keep the promotional performance on a high level. Therefore, we expect that the promotional performance will stay largely flat compared to 2013.

Due to the decline in income and higher administrative expenses, we expect a substantial increase of the key performance indicator cost-income ratio. The cost-income ratio will still be on a moderate level when compared with competitors.

Opportunities and risks

Based on the forecast results for 2014, additional opportunities and risks may occur for our business development due to changes in framework conditions.

The changes within the economic environment may lead to a renewed aggravation of the financial market crisis, which will impact new business volume and margins in the asset and funding businesses. A deterioration of the economic environment may result in new business volume lower than planned. However, the financial market crisis showed that such difficult situations may also pose opportunities, attributable to Rentenbank’s superior credit ratings and its solid capital base. These opportunities may be related to attractive funding opportunities as well as higher margins in the securitized and the standard promotional loan business.

On the one hand, the current low-interest environment presents opportunities for business activities, particularly due to the high demand of the agricultural sector for special promotional loans. On the other hand, the persisting low interest rate level also weighs on the result in the segments Capital Investment and Treasury Management. A change of this low interest environment, e.g. in the wake of a strong rate hike, is therefore associated with both risks and opportunities for Rentenbank. The actual outcome depends on the extent of the rate change as well as on the observation method for the segment and the selected observation period.

Administrative expenses may be subject to further burdens resulting from additional regulatory requirements which are not yet known. This may have an impact on IT and personnel expenses (due to new jobs being created). Apart from the investments already planned, further improvements to the IT and building infrastructure may become necessary.

Even taking Rentenbank’s risk-averse new business policy into account, it cannot be ruled out that additional information regarding the financial circumstances of our business partners with a negative impact on their respective credit quality will be identified during the course of 2014. This can result in additional rating downgrades for exposures held in the portfolio and thereby burden the risk covering potential within the context of the risk-bearing capacity concept.

Further information on risks is included in the risk report section.

Development in the current year

The operating result of all segments was slightly above plan in the first month of the current fiscal year. The result from fair value measurement declined moderately. Based on the results achieved in the current fiscal year, the Board of Managing Directors is confident that planned volumes in the promotional business and the planned operating results will be achieved for fiscal year 2014. As a result of the high volatility of market

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parameters, the future development of measurement gains or losses in the course of the year cannot be estimated reliably.

This report on expected developments contains certain forward-looking statements that are based on current expectations, estimates, forecasts and projections of the Board of Managing Directors and information currently available to it. These statements include, in particular, statements about our plans, strategies and prospects. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and similar expressions are intended to identify such forward-looking statements. These statements are not to be understood as guarantees of future performance, but rather as being dependent upon factors that involve risks and uncertainties and are based on assumptions which may prove to be incorrect. Unless required by law, we shall not be obligated to update forward-looking statements after their publication.

Risk report

All material risks are concentrated in Rentenbank and are managed by Rentenbank on a group-wide basis. The business activities of subsidiaries are strictly limited. The explanations included in the risk report generally refer to the Group. Essential bank-specific aspects of Rentenbank are presented separately.

Organization of risk management

Based on the company objective derived from the relevant laws and regulations, the Board of Managing Directors determines the Group’s sustainable business strategy. Rentenbank’s business strategy is defined above all by its promotional mandate and the measures to fulfill this mandate. In addition, targets are set for the material business areas as well as measures to achieve these.

Within the framework of a risk inventory, the Group analyzes which risks may have a significant effect on its assets, capital resources, results of operations, or liquidity situation. The Group’s material risks are identified as part of the risk inventory, the risk indicators, within the self-assessment, the New Product Process (NPP), in the Internal Control System (ICS) key controls as well as in the daily monitoring activities and are reviewed for any concentration effects.

The risks resulting from business activities are identified, limited and managed using a risk management system (RMS), which was established specifically for this purpose, and on the basis of the risk-bearing capacity concept. In this context, the Board of Managing Directors has determined a risk strategy and the sub-strategies derived therefrom. These are reviewed at least annually and adjusted if necessary by the Board of Managing Directors.

A significant component of the risk management system is the implementation, management and monitoring of limits, which are in line with Rentenbank’s risk-bearing capacity. The risk-bearing capacity concept aims to ensure that the risk covering potential is sufficient to cover all material risks. It is based on the going concern approach.

The requirements of the fourth amendment of the Minimum Requirements for Risk Management (MaRisk) were implemented by year-end 2013. Above all, the Group implemented and fine-tuned the risk strategies, capital planning processes, the risk controlling function as well as the liquidity transfer pricing system. The Compliance Officer was appointed in 2013. Moreover, Rentenbank established the Compliance function pursuant to MaRisk in 2013.

As part of the planning process, potential risk scenarios are used to evaluate the future net assets, financial position and results of operations. Deviations between target and actual performance are analyzed within an internal monthly report. Capital planning is made for the next ten years. The risk-bearing capacity is planned using a 3-year projection.

The inclusion of transactions in new products, business types, sales channels or new markets requires an NPP to be conducted. Within the scope of the NPP, the organizational units involved analyze the risk level, the processes and the main consequences for risk management.

The risk manual of the Board of Managing Directors provides a comprehensive overview of all risks in the Group on the basis of the risk management and controlling processes. Risk management functions are primarily performed by the divisions Treasury, Promotional Business, and Collateral & Equity Holdings. The member of the Board of Managing Directors which is responsible for the back office function is also responsible

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for the risk controlling function. The Finance division, including its risk controlling group, and the Financial Institutions division, comprising its Credit Risk desk, report to this Board member. In the Finance division, risk controlling comprises the regular monitoring of the limits determined by the Board of Managing Directors as well as reporting on market price risks, liquidity risks, operational risks, and risk-bearing capacity; risk reporting is based on risk level and regulatory requirements. The Financial Institutions division monitors the limits defined for credit risks and is responsible for reporting on credit risks, taking into account risk aspects and regulatory requirements.

The compliance risks relevant to Rentenbank are characterized primarily by the fact that in case of non-compliance with material (bank) regulatory rules and requirements fines and penalties, claims for damages and/or the nullity of contracts may be the consequences which might endanger the assets of Rentenbank. Rentenbank’s compliance function in cooperation with the divisions and as part of the ICS attempts to ensure that the employees can review and guarantee the lawfulness and appropriateness of their actions.

Both the Board of Managing Directors and the Accounting and Audit Committee established by the Board of Supervisory Directors as well as the Risk Committee (since January 1, 2014; Credit Committee until the end of 2013) are informed about the risk situation at least quarterly. If material risk-relevant information or transactions become known and in the case of non-compliance with the MaRisk, the Board of Managing Directors, Internal Audit department and, if necessary, the heads of divisions or departments concerned must be notified immediately. Information about material risk aspects is forwarded immediately by the Board of Managing Directors to the Board of Supervisory Directors.

The Internal Audit department of Rentenbank is active at Group level, performing the function of a Group Audit department. It reviews and assesses the appropriateness of activities and processes, supplemented by safety and effectiveness aspects, as well as the adequacy and effectiveness of the RMS and ICS.

The Group Audit department directly reports to the Board of Managing Directors of Rentenbank and carries out its duties on its own and independently. The Board of Managing Directors is authorized to issue instructions to cause additional reviews to be performed. The chairman of the Board of Supervisory Directors and the Risk Committee as well as the Accounting and Audit Committee may request information directly from the head of Internal Audit.

On the basis of risk-based review planning, the Group Audit department generally reviews and assesses all of the Group’s activities and processes, including RMS and ICS, on a risk-based and process-independent basis.

The risks are monitored generally across segments. If risk monitoring is limited to individual segments, this is presented in the risk types.

Credit risks

Definition

Credit risk is defined as the risk of a potential loss as a result of default or a deterioration in the credit quality of business partners. The credit risk comprises credit default risk, which includes counterparty risk, issuer risk, country risk, structural risk, collateral risk and equity holding risk as well as settlement and replacement risk.

The issuer, counterparty, and original country risk refer to the potential loss due to defaults or deteriorations in the credit quality of business partners (counterparties/issuers/countries), taking into account the valuation of collateral. The derivative country risk results from the general economic and political situation of the country in which the debtor is located. Derivative country risks are divided into country transfer risks and redenomination risks. Country transfer risk is the risk that a foreign borrower – despite being solvent – may not be able to make interest and principal payments when they are due as a result of economic or political risks. The redenomination risk refers to the risk that the nominal value of a receivable is converted into another currency. In case of a conversion into a “weak” currency based on a fixed exchange rate, this may be equivalent to a partial disappropriation of the creditors.

Structural risks (i.e. cluster or concentration risks) are risks resulting from the concentration of the lending business on regions, sectors or borrowers. Collateral risk is the risk which results from the lack of

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recoverability of loan collateral during the loan term or a mispricing of collateral. Equity investment risk is the risk of losses incurred due to a negative performance within the portfolio of equity holdings.

The scope of the Group’s business activities is largely defined by Rentenbank’s Governing Law and its statutes. Accordingly, loans for the promotion of the agricultural sector and rural areas are in general currently granted only to banks in the Federal Republic of Germany or in another EU country as well as Norway that are engaged in business activities with companies in the agricultural sector and with companies offering related upstream or downstream activities or activities in rural areas. In addition, general promotional business may also be conducted with the German federal states. The special promotional loans are limited to Germany as an investment location. Accordingly, the lending business of Rentenbank is, for the most part, limited to the refinancing of banks and other interbank business. The credit risk related to the ultimate borrower is generally borne by that borrower’s local bank.

Furthermore, all transactions may be carried out that are directly connected with fulfilling its tasks, taking into account Rentenbank’s Governing Law and its statutes. This also includes the purchase of receivables and securities as well as transactions within the framework of the Group’s treasury management and risk management.

When granting loans to companies, Rentenbank is only exposed to risks as part of the direct lending business and the syndicated lending business. In 2013, no transactions were entered into with companies in the syndicated lending business.

For the purpose of diversifying credit risks, Rentenbank has intensified its lending business with the German federal states.

The divisions Promotional Business and Treasury are responsible for new business with regards to promotional loans, depending on the type of transaction. The Promotional Business division enters into all special promotional loans. The Treasury division is responsible for the purchase of securities, promissory note loans and registered debt securities as well as new commitments within the syndicated lending business with companies and the direct lending business as part of the standard promotional business. It is also responsible for new business in money market business and for derivatives. Derivatives are only entered into as hedging instruments for existing or expected market price risks and only with business partners in EU or OECD countries. Transactions are only concluded with business partners with whom an existing collateral agreement has been signed.

Organization

The Treasury division represents the front office and is strongly involved in the workflow of the standard and securitized promotional business. In accordance with the MaRisk certain tasks have to be performed separate from the front office. These so-called back office functions are performed by the Financial Institutions and Collateral & Equity Holdings divisions. These divisions issue the independent second vote for lending decisions, process new business entered into and assess collateral. They are also responsible for intensified loan management as well as for the management of non-performing loans. Any necessary measures are agreed upon in cooperation with the Board of Managing Directors. The member of the Board of Managing Directors responsible for the back office function is responsible for the process.

The Financial Institutions division drafts a bank-wide credit risk strategy and is responsible for its implementation. Rentenbank’s Board of Managing Directors deliberates on the credit risk strategy on an annual basis and presents this strategy to the Risk Committee established by the Board of Supervisory Directors (since January 1, 2014; Credit Committee until the end of 2013) and for information purposes. In addition, the Financial Institutions division analyzes credit risks, allocates exposures to Rentenbank-specific ratings, prepares votes for lending decisions and the vote of the back office function, and continuously monitors overall credit risk.

The Financial Institutions division monitors credit risks on an individual borrower level as well as on the level of the overall loan portfolio and is responsible for risk reporting on credit risks. It is also responsible for methodological development, quality assurance, and monitoring of the procedures used to identify and quantify credit risk. The functional and organizational separation of risk controlling and the Financial Institutions and Collateral & Equity Holdings divisions from the Treasury and Promotional Business divisions guarantees independent risk assessment and monitoring. The management and monitoring of credit risks is performed for individual transactions at borrower level as well as at borrower unit level or at the level of a group

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of connected customers and the level of the overall loan portfolio. Within the framework of the management of the overall loan portfolio, the loan portfolio is subdivided by various features, with transactions that have similar structures being summarized in several product groups.

Credit assessment

The credit ratings which are determined using the bank‘s risk classification procedure are a key risk management instrument for credit risks and the relevant internal limits.

The credit rating is established by the Financial Institutions division as a back office organizational unit in accordance with an internally established procedure. Individual business partners or types of transactions are allocated to one of the 20 rating categories during this process. The ten best rating categories AAA to BBB- are used for business partners with few risks (Investment Grade). Rentenbank also introduced seven rating categories (BB+ to C) for latent or increased latent risks and three rating categories (DDD to D) for non-performing loans or exposures already in default.

The credit ranking of our business partners is reviewed at least annually based on an assessment of their annual financial statements and the analysis of their financial condition. In addition to key performance indicators, the analysis also takes into account qualitative characteristics, the background of the company, and additional supporting data such as membership in a protection scheme or state liability support. Furthermore, country risks are evaluated separately as a structural risk relevant to Rentenbank. For certain transaction types, such as mortgage bonds, collateral is included as an additional assessment criterion. Current information concerning negative financial data or a deterioration of the economic perspectives of a business partner also may trigger a review of a business partner‘s credit rating and, if necessary, an adjustment of the limit. The internal risk classification procedure is continuously developed and monitored annually.

Quantification of credit risk

Rentenbank’s rating category system forms the basis for measuring credit default risks with the help of statistical procedures. In order to determine the expected loss, historical default rates as published by rating agencies are used. The Group does not have own historical data due to the negligible number of defaults in the past decades. In order to assess credit risks, a standard scenario (annual, potential loss related to utilization) is supplemented by stress scenarios (annual, potential loss related to internally granted limits, assuming deterioration of credit quality, lower recovery rates as well as increased probabilities of default).

Based on its business model, which is mainly defined by Rentenbank’s Governing Law and its statutes, the Group places its focus on the interbank business. This results in a material concentration risk. A specific risk amount (lump-sum risk buffer) is set aside for these sector-related concentration risks.

In accordance with the risk-bearing capacity concept set out in the risk manual, credit risks are allocated a certain portion of the risk covering potential. Internally established limits are monitored daily to ensure compliance at all times.

The stress scenarios also take country-specific effects into account and focus on concentration risks within the loan portfolio. Default of the borrower units or foreign exposures that are largest based on risk exposure level (taking into account product-specific loss given default percentages) as well as the default of all exposures with increased latent risks are assumed in additional worst-case scenarios. The potential loss determined on the basis of these worst-case scenarios is used to measure risk concentrations and does not have to be backed by risk covering potential under the going concern approach. Priority is given in this context to the critical reflection of the results and the derivation of necessary actions (for example in the form of limit reductions or intensified risk monitoring). In addition, the effects of current developments on risk covering potential may be examined on the basis of additional stress scenarios on an ad hoc basis.

Limitation and reporting

Risk limitation ensures that the risk actually assumed is in line with the risk strategy determined in the risk manual and the Group’s risk-bearing capacity. Within this context, limitation is made both at borrower level and at borrower unit level or at the level of a group of connected customers as well as at the level of the overall loan portfolio.

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Based on the proportion of the risk covering potential made available for credit risks, an overall upper limit is set for all credit risk limits. In addition, specific country-based credit and transfer limits have been established, as well as an upper limit for unsecured facilities, and an upper limit for the corporate lending business.

A limit system governs the level and the structure of all credit risks. Limits are recorded for all borrowers, issuers, and counterparties and sub-divided into groups according to product and maturity. Rentenbank’s risk classification procedure represents the central basis for decisions related to the definition of limits. In addition, an overall upper limit for each borrower unit and each group of connected customers has been established, the utilization of which is determined depending on the individual types of business transactions. Furthermore, a certain minimum credit quality is required for particular types of business or limits.

All limits are monitored on a daily basis by the responsible back office function. The utilization of the limits within the context of money market and promotional loan transactions as well as equity holdings is measured on the basis of the relevant carrying amounts. For the securitized promotional business, the level of utilization of the limits is calculated on the basis of current market prices and, in the case of derivatives, the positive fair values of derivative portfolios, taking into account collateral received, if any. Limit reserves are used as a buffer for market price fluctuations. The member of the Board of Managing Directors responsible for the back office function receives a daily report on the risk-relevant limits as well as their utilization. The Board of Managing Directors is informed promptly if limits are exceeded.

Rentenbank has concluded collateral agreements with all counterparties with which it enters into derivative transactions. These agreements provide for cash deposits denominated exclusively in euros to secure the positive fair values from derivatives exceeding the contractually agreed allowance amounts and minimum transfer amounts. The collateral agreements reduce the utilization of limits and thus the credit risks.

At the end of each quarter, the Financial Institutions division (back office organizational unit) prepares a credit risk report for the Board of Managing Directors and the Risk Committee (since January 1, 2014; previously the Credit Committee until the end of 2013) established by the Board of Supervisory Directors based on the MaRisk guidelines.

Current risk situation

Pursuant to IFRS 7, the maximum exposure to credit risk is to be disclosed without taking collateral into account. Therefore, it corresponds to the carrying amount of the relevant assets or the nominal amount, in the case of irrevocable loan commitments.

Maximum exposure to credit risk pursuant to IFRS 7:

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Loans and advances to banks	49,750.9	51,164.0	-1,413.1
Loans and advances to customers	5,570.6	4,652.4	918.2
Fair value changes of hedged items in a portfolio hedge	677.3	1,210.7	-533.4
Positive fair values of derivative financial instruments	3,236.1	7,486.4	-4,250.3
Financial assets	20,894.4	22,588.7	-1,694.3
Irrevocable loan commitments	115.2	496.2	-381.0

Total	80,244.5	87,598.4	-7,353.9

The Group has received collateral in the form of assignments of receivables, guarantors’ liability as well as state guarantees for the majority of the risk exposures presented. The remaining risk positions primarily include “covered securities” such as German Pfandbriefe (covered bonds).

As regards the positive fair values of derivative financial instruments, the disclosed maximum exposure to credit risk of € 3,236.1 million (as compared with 2012: € 7,486.4 million) represents the volume of receivables recognized in the balance sheet on an individual contract level. In contrast, the risk-relevant economic collateralization is made on counterparty level. Rentenbank has concluded collateral agreements based on master agreements with netting effect with all counterparties with which it enters into derivative

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financial instruments. Taking netting agreements and cash collateral into account, the maximum credit risk exposure pursuant to IFRS 7 for derivative financial instruments as of December 31, 2013 amounts to € 29.1 million (as compared with 2012: € 136 million).

Exposure to credit risk by rating category:

Dec. 31, 2013

	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	D € million

Loans and advances to banks	12,388.9	6,137.6	26,595.4	4,503.7	125.3	0.0	0.0
Loans and advances to customers	5,536.6	0.0	13.4	20.5	0.0	0.1	0.0
Fair value changes of hedged items in a portfolio hedge	146.7	38.9	389.0	102.7	0.0	0.0	0.0
Positive fair values of derivative financial instruments	1.6	1,058.5	1,797.2	376.6	2.2	0.0	0.0
Financial assets	10,383.9	4,995.4	2,938.3	2,393.9	158.0	24.9	0.0
Irrevocable loan commitments	115.2	0.0	0.0	0.0	0.0	0.0	0.0

Total	28,572.9	12,230.4	31,733.3	7,397.4	285.5	25.0	0.0

Dec. 31, 2012

	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	D € million

Loans and advances to banks	11,509.6	21,861.5	13,725.3	3,760.3	260.7	46.6	0.0
Loans and advances to customers	4,600.5	0.0	24.1	26.1	0.2	1.5	0.0
Fair value changes of hedged items in a portfolio hedge	238.4	353.2	479.7	139.4	0.0	0.0	0.0
Positive fair values of derivative financial instruments	0.0	2,031.3	5,172.0	192.0	91.1	0.0	0.0
Financial assets	10,302.7	5,329.8	4,852.0	1,678.1	371.1	55.0	0.0
Irrevocable loan commitments	496.2	0.0	0.0	0.0	0.0	0.0	0.0

Total	27,147.4	29,575.8	24,253.1	5,795.9	723.1	103.1	0.0

The aggregation of carrying amounts in the following two analyses is based on the member state or the group affiliation on business partner level, without taking into account group relationships.

Risk concentration by country:

Dec. 31, 2013

	Germany		Europe (excl. Germany)		OECD countries (excl. EU)

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	47,526.8	59.3	2,224.0	2.8	0.1	0.0
Loans and advances to customers	5,570.6	6.9	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	677.3	0.8	0.0	0.0	0.0	0.0
Positive fair values of derivative financial instruments	831.4	1.0	2,134.8	2.7	269.9	0.3
Financial assets	5,380.3	6.7	15,456.1	19.3	58.0	0.1
Irrevocable loan commitments	115.2	0.1	0.0	0.0	0.0	0.0

Total	60,101.6	74.8	19,814.9	24.8	328.0	0.4

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Dec. 31, 2012

	Germany		Europe (excl. Germany)		OECD countries (excl. EU)

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	48,412.7	55.3	2,751.2	3.1	0.1	0.0
Loans and advances to customers	4,652.4	5.3	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	1,210.7	1.4	0.0	0.0	0.0	0.0
Positive fair values of derivative financial instruments	1,424.2	1.6	5,091.3	5.8	970.9	1.1
Financial assets	5,707.3	6.5	16,843.9	19.3	37.5	0.0
Irrevocable loan commitments	496.2	0.6	0.0	0.0	0.0	0.0

Total	61,903.5	70.7	24,686.4	28.2	1,008.5	1.1

Risk concentration by group of counterparty:

Dec. 31, 2013

	Private-sector banks/ other banks		Foreign banks		Public-sector banks

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	7,261.2	9.0	2,223.4	2.7	30,179.9	37.6
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	122.0	0.2	1.4	0.0	315.9	0.4
Positive fair values of derivative financial instruments	418.6	0.5	2,084.5	2.6	180.8	0.2
Financial assets	1,686.8	2.1	14,667.0	18.4	2,943.0	3.7
Irrevocable loan commitments	0.0	0.0	0.0	0.0	115.0	0.1

Total	9,488.6	11.8	18,976.3	23.7	33,734.6	42.0

	Cooperative banks		Central banks		Non-banks

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	10,086.4	12.6	0.0	0.0	0.0	0.0
Loans and advances to customers	0.0	0.0	0.0	0.0	5,570.6	6.9
Fair value changes of hedged items in a portfolio hedge	238.0	0.3	0.0	0.0	0.0	0.0
Positive fair values of derivative financial instruments	168.9	0.2	0.0	0.0	383.3	0.5
Financial assets	164.3	0.2	0.0	0.0	1,433.3	1.8
Irrevocable loan commitments	0.0	0.0	0.0	0.0	0.2	0.0

Total	10,657.6	13.3	0.0	0.0	7,387.4	9.2

Dec. 31, 2012

	Private-sector banks/ other banks		Foreign banks		Public-sector banks

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	8,739.4	10.0	2,750.9	3.1	29,381.7	33.5
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	216.3	0.2	1.2	0.0	561.5	0.6
Positive fair values of derivative financial instruments	840.2	1.0	5,302.7	6.1	260.4	0.3
Financial assets	1,509.8	1.7	15,998.9	18.3	3,320.2	3.8
Irrevocable loan commitments	0.0	0.0	0.0	0.0	496.0	0.6

Total	11,305.7	12.9	24,053.7	27.5	34,019.8	38.8

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	Cooperative banks		Central banks		Non-banks

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	9,491.9	10.8	800.1	0.9	0.0	0.0
Loans and advances to customers	0.0	0.0	0.0	0.0	4,652.4	5.3
Fair value changes of hedged items in a portfolio hedge	431.7	0.5	0.0	0.0	0.0	0.0
Positive fair values of derivative financial instruments	234.7	0.3	0.0	0.0	848.4	1.0
Financial assets	274.4	0.3	0.0	0.0	1,485.4	1.7
Irrevocable loan commitments	0.0	0.0	0.0	0.0	0.2	0.0

Total	10,432.7	11.9	800.1	0.9	6,986.4	8.0

Carrying amounts in the peripheral eurozone countries:

Dec. 31, 2013

	Italy	Portugal	Spain	Total

	€ million	€ million	€ million	€ million

Government bonds	314.4	126.8	94.7	535.9
Bonds and promissory note loans of banks	924.0	413.0	2,279.7	3,616.7
Positive fair values of derivative financial instruments	2.2	2.2

Gross exposure	1,238.4	539.8	2,376.6	4,154.8
Collateral	577.1	286.6	2,259.2	3,122.9

Net exposure	661.3	253.2	117.4	1,031.9

Dec. 31, 2012

	Italy	Portugal	Spain	Total

	€ million	€ million	€ million	€ million
Government bonds	345.6	125.6	95.3	566.5
Bonds and promissory note loans of banks	1,273.2	451.3	2,620.9	4,345.4
Positive fair values of derivative financial instruments	0.0	0.0

Gross exposure	1,618.8	576.9	2,716.2	4,911.9
Collateral	676.1	278.6	2,491.4	3,446.1

Net exposure	942.7	298.3	224.8	1,465.8

In light of their strained economic and fiscal situation, the peripheral eurozone countries are being monitored closely. The only business in Ireland consists of a swap transaction with the subsidiary of a large U.S. bank. The transaction had a negative market value at year end.

There are no available credit limits or irrevocable loan commitments with counterparties located in peripheral eurozone countries and no transactions of this type were entered into in 2013. Until further notice, only derivatives that are collateralized by cash collateral may be concluded.

The government bonds of peripheral eurozone countries as well as bonds and promissory note loans of banks from these countries are assigned to the following measurement categories under IFRS:

	Government bonds		Bonds and promissory note loans of banks

	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
	€ million	€ million	€ million	€ million

Available for sale	304.0	324.2	3,067.9	3,231.8
Held to maturity	196.5	197.5	174.6	262.0
Loans and receivables	0.0	0.0	21.4	22.0
Designated as at fair value	35.4	44.8	352.8	829.6

Total	535.9	566.5	3,616.7	4,345.4

Allowances for credit losses

Allowances for credit losses are recognized in the case of exposures at risk of default on individual exposure level. In this context, impairments resulting from payment defaults are only determined for losses

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already incurred. The impairment is determined based on the difference between the carrying amount and the present value of the expected cash flows. The method for recognizing the impairment is described in more detail in Note (9) in the notes to the consolidated financial statements. In the reporting year, no specific valuation allowances needed to be recognized. One exposure for which a specific valuation allowance had been recognized previously was repaid as contractually agreed. There were no specific valuation allowances on Group level as of December 31, 2013.

The annual financial statements of Rentenbank include a specific valuation allowance of € 5 million (as compared with 2012: € 3.6 million). This valuation allowance was not recognized on Group level as the related exposure is measured at fair value through profit or loss in the consolidated financial statements.

The Group has recognized a portfolio valuation allowance of € 11.7 million (as compared with 2012: € 0.0 million) on the basis of a model for the presentation of expected losses. The method for recognizing the allowance is described in Note (9) in the notes to the consolidated financial statements. Rentenbank recognized a portfolio valuation allowance of € 15.0 million (as compared with 2012: € 31.6 million) in its annual financial statements. The difference to the Group is based on exposures that are recognized at fair value through profit or loss in the consolidated financial statements and which therefore are not taken into account in the calculation.

Standard scenarios

The basis of the calculations for measuring potential loss under the standard scenario is the annual potential loss related to utilization, taking into account 1-year probabilities of default. As of December 31, 2013, the cumulative potential loss, including a lump-sum risk buffer of € 50 million for sector-related concentration risks, amounted to € 70.4 million (as compared with 2012: € 88.9 million). The decrease compared to the previous year is primarily attributable to amounts maturing in the lower rating categories and credit rating improvements of single business partners from the banking sector. In fiscal year 2013, the average potential loss, which is calculated on a monthly basis, amounted to € 76.1 million (as compared with 2012: € 60.2 million). In relation to the allocated risk covering potential for credit risks as of the reporting date, the average potential loss was 29.3% (as compared with 2012: 23.2%). The maximum utilization amounted to € 87.7 million (as compared with 2012: € 88.9 million) and is below the limit of € 260 million approved by the Board of Managing Directors for the standard scenario. The lowest utilization during the reporting year was € 69.2 million (as compared with 2012: € 36.2 million).

Stress scenarios

In a first stress scenario, the potential loss is calculated based on a full utilization of all internally granted limits, taking into account 1-year probabilities of default. As of December 31, 2013, the potential loss under this stress scenario amounted to € 83.3 million (as compared with 2012: € 102.3 million). Under two further scenarios, we simulate an increase of default probabilities by a country-specific factor (at least twice as high), deterioration of credit quality (by at least two notches), and higher loss ratios for potential losses of collateralized transactions. The stress scenario associated with the highest risk exposure is used for inclusion within the calculation of the risk-bearing capacity. As of the reporting date, the maximum potential loss calculated under the above mentioned stress scenarios was € 176.6 million (as compared with 2012: € 242.0 million). The reduction compared with the previous year is largely attributable to the risk-averse new business strategy as well as limit cancellations in the lower rating categories.

A lump-sum risk buffer for concentration risks within the banking sector of € 50.0 million is also included in the calculations to measure potential credit defaults in the stress scenarios.

Apart from stress scenarios, Rentenbank also analyzed additional worst-case scenarios in order to review risk concentrations. Under the worst-case scenario “default of the two borrower units with the largest risk exposure”, the potential loss calculated amounted to € 1.3 billion as of December 31, 2013 (2012: € 1.3 billion). Under the worst-case scenario “default of the two country exposures with the largest risk exposure” (excl. Germany), the potential loss calculated amounted to € 2.0 billion (as compared with 2012: € 2.3 billion). Under the worst-case scenario“default of all exposures subject to latent risks”, the potential loss was € 156 million (as compared with 2012: € 85 million). The increase compared to the previous year is attributable to tighter scenario assumptions. The three worst-case scenarios focus primarily on concentration risks within the credit portfolio and are used to reflect on the results and to take action if necessary.

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Market price risks

Definition

Market price risks occur in the form of interest rate risks, spread risks, foreign exchange risks, and other price risks. The potential loss is calculated by the Group based on the amount held in the portfolio and on the variations of the given market parameters.

Organization

Rentenbank does not maintain a trading book pursuant to Section 1a (1) of the German Banking Act (Kreditwesengesetz, KWG) (Section 1 (35) KWG, as amended, in conjunction with Article 4 (1) No. 86 of Regulation (EU) No. 575/2013).

The objective of risk management is the qualitative and quantitative identification, assessment, control and monitoring of market price risks. The Treasury division is responsible for risk management. Risk controlling quantifies market price risks, monitors limits and prepares reports. The Operations department controls the market conformity of transactions concluded.

Quantification of market price risks

Interest rate risks

The interest rate risks are largely reduced on group-level by hedging balance sheet items with derivatives. Derivatives are entered on the basis of micro or macro relationships. The effectiveness of micro hedges is monitored daily for new established hedging relationships.

Gains or losses from maturity transformation are realized from money market transactions and, to a lesser extent, from the promotional lending business. Gains or losses from maturity transformation result only from short-term open positions because individual positions in the promotional lending business are not hedged at the same time due to their low volumes.

Within the context of monitoring interest rate risks, the Group determines, on a daily basis, present value sensitivities for all transactions subject to interest rate risks of the Promotional Business and Treasury Management segments and additionally measures, on a quarterly basis, interest rate risks for all positions of the Group exposed to such interest rate risks using a model based on present values.

The quarterly analysis is conducted based on the requirements set out in Circular 11/2011 of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) and examines the effects of changes in market rates of interest as of a specific date. The result represents the estimated change in the present value. The present value is calculated on the basis of a scenario analysis, referring to all financial instruments across segments, without taking into account equity components. Pursuant to Section 24 (1) No. 14 KWG, a negative change of the present value exceeding 20% of total own funds must be notified immediately.

The interest-rate risks from open positions may not exceed the risk limits determined by resolution of the Board of Managing Directors. Compliance with the limits is monitored daily and reported to the Board of Managing Directors, with utilization of the risk limits being based on sensitivities.

The value at risk (VaR) is calculated daily for the money market business only for information purposes. A forecast is made of the maximum potential valuation loss arising from market effects assuming a probability of occurrence of 99% and a holding period of ten days. The scenarios used are based on historical data. The factors influencing portfolio valuation are concentrated on the interest rate curves for interbank loans (deposit/swap curve) and derivatives (EONIA swap curve).

Spread risks

Changes to market parameters in the form of a widening of EONIA deposit spreads or changes in the cross-currency basis swap spreads (CCY basis swap spreads), basis swap spreads and credit spreads have a direct effect on the valuation of existing positions and influence the risk covering potential. The potential effects

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of spread risks on the measurement result are simulated using scenario analyses and are covered with the risk covering potential within the scope of the risk-bearing capacity analysis.

The spread risk would only then materialize if the buy-and-hold strategy is breached or a business partner defaults. Regardless of this fact, these measurement results are also taken into account in the consolidated statement of comprehensive income as well as in the risk-bearing capacity calculations.

Foreign currency risks

As a rule, foreign currency risks and other price risks arising from transactions recorded on the balance sheet are hedged by means of hedges. Open currency positions result from fractional amounts during settlement only, and to a very small extent.

Standard scenarios

Potential market price fluctuations are assumed for purposes of the standard scenario. For all open interest-rate-sensitive transactions related to the portfolios “money market business” and “lending business,” the present value sensitivity is calculated daily; assuming a positive parallel shift in the yield curves with a 95% probability of occurrence, and it is compared with the relevant limits.

Stress scenarios

In order to estimate risks arising from extraordinary market developments, we regularly, and on an as-needed basis, calculate additional scenarios of interest rate changes individually for the portfolios “money market business” and “lending business”. Under the monthly stress scenario, we assume a parallel shift in the interest rate curve, as in the standard scenario.

A potential widening of the EONIA deposit spread for the money market business is simulated to determine spread risks. In the “lending business”, we calculated an increase of the CCY basis swap spreads and of the basis swap spreads as well as a reduction of the credit spreads. Correlation effects are included in the aggregation of specific risks.

A probability of occurrence of 99% is assumed.

Limitation and reporting

The risk covering potential allocated to market price risk corresponds to the risk limit of € 19 million (as compared with 2012: € 19 million). The interest-rate risks from open positions may not exceed the risk limits. Compliance with the limits is monitored daily and reported to the Board of Managing Directors. The Accounting and Audit Committee, and since January 1, 2014 the Risk Committee of the Board of Supervisory Directors, are informed quarterly about the results from the risk analyses within the risk report.

Back testing

The procedures for an assessment of market price risks and the market parameters underlying the standard and stress scenarios are validated at least annually.

The scenario parameters in “money market business” and “lending business” are validated daily using historical interest rate trends.

The quality of the VaR model is reviewed daily using a back testing procedure. As part of this procedure, potential measurement gains and losses arising from market effects are compared with the VaR.

The results from the daily scenario analyses for monitoring interest rate risks on overall bank level are validated on a quarterly basis using a model based on present values.

Current risk situation

The assumptions and market parameters for calculating the standard and stress scenarios were validated and adjusted during the 2013 fiscal year. The adjustments are shown in the following standard and stress scenarios.

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Standard scenarios

As of December 31, 2013, the utilization of the risk limit for the market price risk in the “money market business” and “lending business” segments was € 5.2 million (as compared with 2012: € 6.7 million) or 27.4% (as compared with 2012: 35.3%) in case of a parallel shift of the interest rate curves by 40 basis points (bps) (2012: 40 bps). The average limit utilization in fiscal year 2013 was € 3.2 million (as compared with 2012: € 5.9 million). This corresponded to an average utilization of 16.8% (as compared with 2012: 14.3%). Maximum risk for the reporting year amounted to € 7.5 million (as compared with 2012: € 15.6 million), while the lowest utilization was € 0.04 million (as compared with 2012: € 0.1 million). No limits were exceeded in the whole of 2012, nor in 2013.

Stress scenarios

Risk calculation in stress scenarios for interest rate risk is made in the portfolios “money market business” and “lending business”. For each portfolio, the interest rate curves are subjected to parallel shifts (2012: non-parallel shifts within the framework of two individual scenarios). As of the reporting date, the risk exposure calculated assuming a parallel shift of the interest rate curves by 60 bps amounted to € 7.7 million. In the previous year, the risk exposure calculated assuming a non-parallel shift of the interest rate curves EONIA swap by +2 bps and deposit/swap by +60 bps for the short end, and EONIA swap of -2 bps and deposit/swap by -60 bps for the long end amounted to € 8.1 million.

The costs for the swap of flows of interest payments between interest bases of different maturities in the same currency amounted to € 85.4 million (as compared with 2012: € 105.1 million) based on a parallel increase of the basis swap spreads by 11 bps (as compared with 2012: 16 bps).

An increase of the CCY basis swap spread by 116 bps (as compared with 2012: 105 bps) is assumed under the scenario in relation to the costs for the swap of payment flows with the same maturity between different currencies. This resulted in a spread risk of € 989.1 million (as compared with 2012: € 1,035.4 million).

The credit spreads are based on a debtor’s credit (structural credit quality), collateral and market-specific parameters (e.g. liquidity, spreads of government bonds, arbitrage opportunities). Within the relevant rating category, a parallel shift of 115 bps (125 bps) for the asset business and 120 bps (118 bps) for the funding business is assumed in the stress scenario in order to measure sensitivity. The credit spread sensitivity was € 803.0 million (as compared with 2012: € 791.0 million).

A widening of 56 bps of the EONIA swap deposit spreads is assumed in relation to the measurement risk. The risk exposure amounted to € 0.9 million at the reporting date. No EONIA swaps were held in the previous year.

Value-at-risk (VaR)

The value-at-risk shows the maximum loss from market-related developments in ‘money market business,’ assuming a holding period of ten days and a prediction accuracy of 99% and amounted to € 1.1 million as of December 31, 2013 (as compared with 2012: € 0.8 million).

Interest rate risk at the level of the entire bank

In accordance with the requirements of BaFin, sudden and unexpected interest rate changes were simulated using a parallel shift of +(-)200 bps. Since September 30, 2013, interest rate risks have been determined on Group level as the Group uses the Group waiver pursuant to Section 2a (6) KWG. As of the reporting date, the risk exposure in the case of rising interest rates amounts to € 418.9 million (as compared with 2012: € 323.1 million). The ratio based on regulatory own funds amounts to 10.6% (as compared with 2012: 8.6%). At no point during 2013 or 2012 did the ratio exceed the notification threshold of 20%.

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Foreign currency risks

No material risk was identified for any currency in 2013 or 2012. Nominal foreign currency amounts are broken down as follows:

Dec. 31, 2013

Nominal amounts
in € million	USD	GBP	CHF	JPY	CAD	AUD	Other	Total

Assets
Loans and advances to banks	0.1	0.0	48.9	0.0	0.0	0.0	0.0	49.0
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial assets	724.0	816.6	21.2	203.6	205.4	48.6	6.7	2,026.1
Positive fair values of derivative financial instruments	21,651.5	1,681.3	1,417.4	1,182.5	428.1	8,031.3	3,712.4	38,104.5

Total assets	22,375.6	2,497.9	1,487.5	1,386.1	633.5	8,079.9	3,719.1	40,179.6

Liabilities
Liabilities to banks	61.6	0.0	0.0	0.0	0.0	0.0	0.0	61.6
Liabilities to customers	108.7	12.0	0.0	34.5	0.0	0.0	0.0	155.2
Securitized liabilities	21,006.3	1,669.3	1,417.4	872.7	428.1	8,031.3	3,711.0	37,136.1
Subordinated liabilities	0.0	0.0	0.0	345.5	0.0	0.0	0.0	345.5
Negative fair values of derivative financial instruments	1,198.9	816.6	70.1	133.4	205.4	48.6	8.1	2,481.1

Total liabilities	22,375.5	2,497.9	1,487.5	1,386.1	633.5	8,079.9	3,719.1	40,179.5

Net currency position	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Dec. 31, 2012

Nominal amounts
€ million	USD	GBP	CHF	JPY	CAD	AUD	Other	Total

Assets
Loans and advances to banks	0.1	0.0	49.7	0.0	0.0	0.0	0.0	49.8
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial assets	984.1	331.3	0.0	223.8	221.1	59.0	0.0	1,819.3
Positive fair values of derivative financial instruments	27,203.8	1,255.5	1,805.8	2,582.5	729.1	8,686.4	4,242.0	46,505.1

Total assets	28,188.0	1,586.8	1,855.5	2,806.3	950.2	8,745.4	4,242.0	48,374.2

Liabilities
Liabilities to banks	64.4	0.0	0.0	0.0	0.0	0.0	0.0	64.4
Liabilities to customers	136.4	12.3	0.0	44.0	0.0	0.0	0.0	192.7
Securitized liabilities	26,427.8	1,243.2	1,723.0	2,168.8	729.1	8,686.4	4,242.0	45,220.3
Subordinated liabilities	22.7	0.0	82.8	457.7	0.0	0.0	0.0	563.2
Negative fair values of derivative financial instruments	1,536.6	331.3	49.7	135.8	221.1	59.0	0.0	2,333.5

Total liabilities	28,187.9	1,586.8	1,855.5	2,806.3	950.2	8,745.4	4,242.0	48,374.1

Net currency position	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Liquidity risks

Definition

Liquidity risk describes the risk of not being able to meet current or future payment obligations without restrictions or of being unable to raise the required funds under the expected terms and conditions.

Market liquidity risk specifically defines the risk that assets may not be sold respectively liquidated instantaneously without putting prices under pressure i.e. causing a loss.

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Controlling and monitoring

The liquidity risks resulting from Rentenbank’s open cash balances are limited by an amount which is defined by the Board of Managing Directors and based on the funding opportunities available to Rentenbank. The Finance division monitors liquidity risks daily and reports the results to the Board of Managing Directors and the Treasury division.

Instruments available for managing the short-term liquidity position are interbank funds, collateralized money market funding, ECP placements, and open-market transactions with the Deutsche Bundesbank. In addition, Rentenbank may purchase securities for liquidity management purposes and may borrow funds with terms of up to two years via the Euro Medium Term Note (EMTN) program, loans, global bonds, and traditional instruments.

In order to limit short-term liquidity risks, the liquidity requirements must not exceed the freely available funding potential for a period of up to two years. In accordance with MaRisk, the Group holds sufficient, sustainable highly liquid liquidity reserves to be able to meet any short-term funding requirements of at least one week and to cover any additionally required funding shortfalls from stress scenarios if needed.

For the purpose of calculating medium and long-term liquidity, expected cash inflows and outflows for the coming 15 years are grouped together and carried forward in quarterly buckets. The negative cumulative cash flows may not exceed the limit set by the Board of Managing Directors.

The adequacy of the stress tests as well as the underlying assumptions and procedures to assess liquidity risks are reviewed at least once annually.

Under the risk-bearing capacity concept, liquidity risks are not covered through risk covering potential, since the Group has sufficient cash funds, and its triple A ratings, amongst other factors, enable it to obtain any additionally required cash funds on the interbank markets or, in case of market disruptions, from Eurex Clearing AG (collateralized money market funding) and from Deutsche Bundesbank (collateralized loans or so-called Pfandkredite, and collateral assignment in accordance with the KEV procedure Krediteinreichungsverfahren).

Stress scenarios

Stress scenarios are intended to examine the effects of unexpected events on Rentenbank’s liquidity position. The main liquidity scenarios are an integral part of the internal control model and are calculated and monitored on a monthly basis. The scenario analyses take into account price declines of securities, simultaneous drawdowns of all irrevocable credit commitments, defaults by major borrowers and calls of cash collateral from collateralization agreements due to an increase in the negative fair values of derivative portfolios or a decrease in the positive fair values of derivative portfolios. A scenario mix is used to simulate the cumulative occurrence of stress scenarios. Stress tests are also performed on an ad hoc basis in the event of risk-relevant events.

Liquidity ratios pursuant to the Liquidity Regulation

Pursuant to regulatory requirements (German Liquidity Regulation, Liquiditätsverordnung), cash balances and payment obligations are determined for the various payment-effective on-balance and off-balance transactions on a daily basis. These are weighted according to regulatory requirements and a ratio is calculated. Moreover, these indicators are also calculated for future reporting dates based upon extrapolation. In the 2013 reporting year, the monthly reported liquidity ratio for the period up to 30 days was between 2.36 and 3.98 (as compared with 2012: 2.70 and 4.82, respectively) and thus significantly above the 1.0 ratio defined by regulatory requirements.

Reporting

The Board of Managing Directors is provided daily with a short-term liquidity projection and monthly with the liquidity risk report, which include information about the medium and long-term liquidity as well as the results of the scenario analyses and the calculation of the liquidity buffer pursuant to MaRisk. The Accounting and Audit Committee and from January 1, 2014 the Risk Committee of the Board of Supervisory Directors are informed on quarterly basis.

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Current risk situation

Due to its triple A ratings, short-term funding opportunities are available to Rentenbank on the money and capital markets. If a market disruption occurs, liquidity may be raised in the amount of the freely available funding potential. This has always covered the Bank’s liquidity requirements for a period of up to two years.

The limit for medium- and long-term liquidity requirements was not exceeded in fiscal 2013 and 2012.

Stress scenarios

Rentenbank also performs scenario analyses for liquidity risks. In these analyses, the liquidity requirements resulting from all scenarios are added to already known cash flows in order to examine the effects on Rentenbank’s solvency. As in the prior year, the results of the scenario analyses demonstrated that as of the balance sheet date, the Group would have been able to meet its payment obligations at all times without restrictions.

Operational risks

Definition

Operational risk refers to risks arising from malfunctioning or defective systems or processes, human failure or external events. Operational risk primarily includes legal risks, risks from money laundering and terrorism financing or other criminal acts, risks from outsourcing, operating risks, and event or environmental risks, but does not comprise entrepreneurial risks such as business risks, regulatory risks or reputational risks.

Organization

The Group manages operational risk through various measures that it applies to eliminate the cause of the risk, to control the risk, or to limit damage. These measures include organizational precautions (e.g. separation of trading and settlement units as well as of front and back office operations, principle of dual control), detailed procedural instructions, and qualified personnel.

Legal risks from business transactions are reduced by the Group, as far as possible, by using standardized contracts. In this connection, the legal department is consulted at an early stage.

Based on a hazard analysis pursuant to Section 25c KWG (since January 31, 2014 Section 25h KWG), risks from money laundering, terrorism financing and other criminal acts which may endanger the Group’s assets are identified and actions to optimize the organization of risk prevention in these areas are established. The Group analyzes compliance with regard to general and bank-specific requirements for an effective organization to prevent fraud within fraud-relevant areas.

Risks from outsourcing are generally recorded under operational risks. A distinction is made between significant and insignificant outsourcing based on a standardized risk analysis. Significant outsourcing is specifically incorporated in risk management and risk monitoring by means of decentralized outsourcing controlling, i.e. there are specific requirements for material outsourcings, in particular with respect to the outsourcing contract, the intervals of the risk analysis and reporting.

Operating risks as well as event or environmental risks are identified on a group-wide basis and managed and monitored based on aspects of relevance.

The Group has appointed an IT security officer and has implemented an IT security program. The IT officer monitors the confidentiality, availability and integrity of information processing and storage systems. He or she is involved in all IT incidents.

An emergency manual describes the procedures to be followed as part of disaster prevention measures and in the event of an actual disaster. Further emergency plans govern the procedures to be used for potential business disruptions. The outsourcing of time-critical activities and processes is also included in these plans.

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Quantification of operational risk

Operational risks are quantified as part of the risk-bearing capacity concept, using a process based on the regulatory basic indicator approach. The factors underlying the standard and stress scenarios were defined based on business volume.

All incidents occurring in the Group are systematically collected and analyzed in an incident reporting database. All current incidents and near-incidents are recorded on a decentralized basis by the relevant operational risk officers. The analysis and aggregation of incidents as well as the methodological development of the instruments used are part of risk controlling.

Workshops are held at least annually, during which significant potential operational risk scenarios within all material business processes are identified, based on a company-wide process map for the self-assessments. Then, risk events are identified, assessed with respect to amount and frequency of incidents and reduced, if applicable, by additional preventive measures.

Risk indicators for contingent losses have been developed for all material risk types in order to be able to react early to changes in the Group‘s risk profile. This permits appropriate measures to be taken in order to address the risk.

Limitation and reporting

The limit for operational risks is determined using the modified regulatory basis indicator approach. Reports are prepared on a quarterly basis and submitted to the Board of Managing Directors, the Accounting and Audit Committee, the Risk Committee of the Board of Supervisory Directors (since January 1, 2014) and senior management.

Current risk situation

The risk value for operational risk in standard scenarios amounted to € 29.7 million as of the reporting date (as compared with 2012: € 31.5 million). Under the stress scenario, the risk exposure determined as of the reporting date amounted to € 59.4 million (as compared with 2012: € 63.1 million).

In fiscal year 2013, one significant incident (valued at more than € 5 thousand) was entered into the incident reporting database with a loss of € 27 thousand. In the previous year, there were four significant single losses with an initially expected net loss of € 97 thousand, which was reduced to € 4 thousand during fiscal year 2013.

All risk indicators were below the defined thresholds as of the reporting date.

Regulatory and reputational risks

Definition

Regulatory risk describes the risk that a change in the regulatory environment could have a negative impact on the Group’s business operations or operating result. Additionally, there is the risk, that we fulfill the regular requirements insufficiently.

Reputational risks describe perils from the damage to the Group’s reputation that could have negative economic effects. Among other things, they may pose a threat to the funding opportunities of Rentenbank. However, adequate funding opportunities exist in general due to the triple A ratings. The major factors for the triple A ratings are Rentenbank’s legal promotional mandate and the associated state guarantee.

Controlling and monitoring

Regulatory and reputational risks may negatively affect new business and therefore have a negative impact on margins. They are recognized in the various scenarios used for purposes of income planning. In addition to monthly target/actual comparisons in the income statement, the results from the self-assessments that have been conducted and the entries in the incident reporting database are taken into account.

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Reporting

The Administrative Committee established by the Board of Supervisory Directors discusses Rentenbank’s income planning. The Board of Managing Directors as well as the Accounting and Audit Committee and, since January 1, 2014, the Risk Committee of the Board of Supervisory Directors are informed on a quarterly basis whether significant incidents have occurred or material risks were identified in the self-assessments.

Current risk situation

As may be seen from the figures in the revenue plan, these risks are seen as manageable as no scenario endangers risk-bearing capacity.

No loss incurring events related to regulatory or reputational risks occurred during the reporting period.

Risk-bearing capacity – going concern approach

For purposes of calculating the risk-bearing capacity, various risk scenarios are used to compare the total sum of the capital charges resulting from the Group’s credit, market price, and operational risks with a portion of the risk covering potential. Liquidity, reputational and regulatory risks are not included, in accordance with the risk-bearing capacity concept. Due to their peculiar nature, they are not included because they cannot be successfully limited through risk covering potential. Instead, these risk types are taken into consideration within the framework of relevant risk management and controlling processes.

The risk-bearing capacity concept is based on the going concern approach. An observation period of one year is determined.

The going concern approach assumes that business operations of the company will be continued. After deducting regulatory capital requirements of currently 4% (Tier 1 capital ratio) and 8% (total capital ratio) as of December 31, 2013 and the regulatory adjustment items related to risk covering potential, sufficient capital components must be available to cover the risks from the stress scenarios, which are defined using conservative parameters (probability of occurrence of 99%).

Risk covering potential

The risk covering potential is used to cover expected and unexpected losses. The risk covering potential is derived from figures included in the consolidated financial statements in accordance with IFRS. Risk covering potential 1 is used to cover risks from standard scenarios, while risk covering potential 2 covers risks from the stress scenarios.

The risk covering potential can be broken down as follows as of the balance sheet date:

	Dec. 31, 2013 € million	Dec. 31, 2012 € million

Available operating result	240.0	240.0
Retained earnings (pro rata)	74.0	74.0

Risk covering potential 1	314.0	314.0

Retained earnings (pro rata)	1,854.0	1,978.8
Own credit risk	0.0	- 16.8
Revaluation reserve	46.5	- 179.6
Undisclosed liabilities from securities	- 6.1	- 8.1

Risk covering potential 2	2,208.4	2,088.3

Retained earnings (pro rata)	1,071.5	500.0
Subscribed capital	135.0	135.0
Subordinated liabilities	—	924.4

Risk covering potential 3	3,414.9	3,647.7

The operating result available in the amount of € 240 million (compared with 2012: € 240 million) can be derived from the planned result under IFRS. Subordinated liabilities are no longer included in risk covering potential since December 31, 2013.

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The allocation of the risk covering potential 1 to the risk types credit risk, market price risk, and operational risk was as follows:

	Dec. 31, 2013		Dec. 31, 2012

	€ million	%	€ million	%

Credit risk	260.0	82.8	260.0	82.8
Market price risk	19.0	6.1	19.0	6.1
Operational risk	35.0	11.1	35.0	11.1
Overall risk exposure	314.0	100.0	314.0	100.0

Risk covering potential 1	314.0	100.0	314.0	100.0

Risk covering potential 2 is used as a global limit and not allocated to the individual risk types.

Risk scenarios

The calculation of the potential utilization of the risk covering potential is based on the analysis of standard and stress scenarios. In this context, the Group determines risk exposures for credit, market price and operational risks in accordance with the predefined scenarios.

Standard scenarios

In the standard scenarios, potential market price fluctuations, potential losses and the occurrence of significant operational incidents are assumed. The resulting change of the risk exposures is compared with risk covering potential 1. The potential loss from the standard scenarios should not exceed the available operating result plus a portion of retained earnings (risk covering potential 1). The probability of occurrence assumed for the standard scenarios for credit, market price and operational risks is 95%. The risks are monitored on a daily basis.

The risk exposures of the individual risk types as well as the utilization of the risk covering potential are presented in the following table:

	Standard scenarios

	Dec. 31, 2013		Dec. 31, 2012

	€ million	%	€ million	%

Credit risk	70.4	66.9	89.0	69.9
Market price risk	5.2	4.9	6.7	5.3
Operational risk	29.7	28.2	31.5	24.8

Overall risk exposure	105.3	100.0	127.2	100.0

Risk covering potential 1	314.0		314.0

Utilization		33.5		40.5

In order to take sector-related concentration risks into account, a lump sum risk buffer of € 50 million is included in the scenarios for credit risk. The decrease in the amount taken into account for credit risk compared to the previous year is attributable to amounts maturing in the lower rating categories and the credit rating improvements of single business partners from the banking sector.

Stress scenarios

The stress scenarios are used to analyze the effects of exceptional variations of parameters. As regards credit risk, we assume full utilization of all internally granted limits, deteriorations in the credit quality of our counterparties, higher country-specific probabilities of default as well as higher loss given default percentages within the overall loan portfolio under the stress scenario.

The stress scenarios for market price risks include a parallel shift of the yield curves, a widening of the EONIA deposit spreads, a change of the cost for swaps of flows of interest payments between different interest bases in the same currency, and a change in the cost for swaps of payment flows between various currencies as well as a change in credit spreads.

As regards operational risk, we assume an amount of incidents that is twice as high under the stress scenario as under the standard scenario.

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A probability of occurrence of 99% is assumed.

The risk exposures from the individual risk types (credit risk, market price risk, and operational risk) are aggregated and compared with the risk covering potential 2. Correlation effects are taken into account when aggregating individual risks within the market price risk, in particular in the case of spread risks.

Risk exposures for the individual risk types as well as the calculated utilization of risk covering potential are presented in the following table:

	Stress scenarios

	Dec. 31, 2013		Dec. 31, 2012

	€ million	%	€ million	%

Credit risk	176.6	34.2	242.0	36.5
Market price risk	7.7	1.5	8.1	1.2
Market price risk (spread risk)	272.4	52.8	349.5	52.8
Operational risk	59.4	11.5	63.1	9.5

Overall risk exposure	516.1	100.0	662.7	100.0

Risk covering potential 2	2,208.4		2,088.3

Utilization		23.4		31.7

Going concern approach

After deducting regulatory capital requirements and adjustment items related to risk covering potential, sufficient capital must be available to cover the risks from stress scenarios. This capital is commensurate to the risk covering potential 2.

After fulfilling the regulatory prescribed minimum capital ratios of currently 4% (Tier 1 capital ratio) and 8% (total capital ratios), the risk covering potential 2 available as of the reporting date was sufficient to cover risk exposures under the stress scenarios. This also applies to the internal early warning threshold of 14% for the Tier 1 capital ratio, as determined by Rentenbank.

Under the 3-year-planning assumptions of December 31, 2013, there is sufficient capital available to also cover the stress scenarios under the going concern approach after meeting the regulatory capital ratios.

Risk-bearing capacity – gone concern approach

Risk-bearing capacity is monitored using the gone concern approach as an additional management item.

Creditor protection is the primary focus under the gone concern approach. Therefore, all undisclosed reserves and liabilities are taken into account in the risk covering potential. Therefore the risk covering potential must be sufficient to cover the effects from the more conservative stress scenarios. Gone Concern and/or worst-case scenarios are simulated for credit, market price and operational risks with a probability of occurrence of 99.99%. The scenarios are quantified using strict risk measures and parameters based on rare loss events.

The worst-case scenarios for credit default risks evaluate risk concentrations in the lending business based on region, industry segments or counterparties. Market price risks are determined based on the higher probability of occurrence of 99.99% using the same assumptions as under the stress scenarios. As regards operational risk, we assume a number of incidents that is four times as high under the gone concern scenario as under the standard scenario.

The maximum risk covering potential utilized for risk cover purposes is determined in order to cover risks from the worst-case or gone concern scenarios, as applicable, with risk covering potential. Unplanned or unrealized profits (available operating result) are not taken into account. By contrast, undisclosed reserves and undisclosed liabilities are included in full.

The potential loss calculated under the worst-case or gone concern scenarios, as applicable, should not exceed risk covering potential. This management item primarily serves to observe and critically reflect results.

Risk-bearing capacity was maintained at all times during 2013 and 2012 under the gone concern approach.

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Inverse stress tests and economic downturn

Credit, market price, liquidity, and operational risks were also subjected to an inverse stress test. The starting point is a maximum loss to be borne, derived from the Group’s risk covering potential. The scenarios assumed have a low probability of occurrence.

The effects of an economic downturn on risk-bearing capacity are assessed as well. The Group’s risk-bearing capacity likewise was not at risk under this scenario during 2013 and 2012.

Regulatory own funds

The Group’s regulatory own funds as of December 31, 2013, amount to € 3,962.5 million (as compared with 2012: € 3,758.4 million) before the approval of appropriation of net income. The Group notified to Deutsche Bundesbank and BaFin about the exemption of the solvency and large exposures reporting requirements pursuant to Sections 10, 13 and 13a KWG on single-entity level – in accordance with the waiver requirements set out in Section 2a (6) KWG – from September 30, 2013. On the reporting date, the total capital ratio calculated in accordance with Section 10 (1) KWG on the basis of the German Solvency Regulation stood at 29.3% (as compared with 2012: 28.2%) and the core capital ratio at 23.9% (as compared with 2012: 21.8%) exceeded the legal minimum requirements to a considerable extent.

Financial reporting process

The financial reporting process comprises all activities from account allocation and processing of transactions to preparation of the required annual and consolidated financial statements.

The objective of the accounting-related ICS/RMS is to ensure compliance with financial reporting standards and regulations as well as adherence of financial reporting to generally accepted accounting principles.

The consolidated financial statements of Rentenbank are prepared in accordance with all International Financial Reporting Standards (IFRS) required to be applied in the EU for the reporting period and the additional requirements of German commercial law under Section 315a (1) of the German Commercial Code (Handelsgesetzbuch, HGB). Rentenbank prepares its financial statements in accordance with the HGB and the German Accounting Directive for Banks (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV).

These regulations are documented in manuals and procedural instructions. The Finance division monitors these on a regular basis and adjusts them, if necessary, to take into account any changes in legal and regulatory requirements. The involvement of the Finance division in the New Product Process ensures that new products are represented in the financial reporting system.

The documentation of the financial reporting process complies with German Accepted Accounting Principles (Grundsätze ordnungsmäßiger Buchführung, GoB) and is presented in a manner comprehensible to knowledgeable third parties. The relevant records are kept while observing the statutory retention periods.

There is a clear separation of functions of the units primarily involved in the financial reporting process. Accounting for money market business, loans, securities, and liabilities is made in separate sub-ledgers in different organizational units. The data from the sub-ledgers are transmitted to the general ledgers via automated interfaces. The Finance division is responsible for accounting, the definition of account allocation rules, methodology for booking transactions, parameterization of the accounting software, and the administration of the financial accounting system.

Fair value measurement is performed daily on an automated basis using external market prices or accepted valuation models.

The annual financial statements of the subsidiaries are reconciled to IFRS, taking into account group-wide accounting policies, and are included in the consolidated financial statements. Consolidation of equity capital, liabilities as well as income and expenses are based on the principle of dual control.

Rentenbank uses internally developed financial accounting software. The granting of authorizations for necessary tasks only, is intended to protect the financial reporting process against unauthorized access.

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Plausibility checks are conducted to avoid errors. In addition, the principle of dual control, standardized reconciliation routines as well as comparison of plan data and actual figures are intended to ensure that errors are identified and corrected in a timely fashion. These measures also ensure the correct recognition, presentation and measurement of assets and liabilities.

Process-independent reviews performed by the Internal Audit department are conducted regularly to assess whether the accounting-related ICS/RMS is working efficiently.

Timely, reliable and relevant reports are provided to the responsible persons within the framework of the management information system. The Board of Supervisory Directors and its committees are regularly informed by the Board of Managing Directors about current business developments. In addition, information about extraordinary events is provided in a timely manner.

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Consolidated financial statements

Consolidated statement of comprehensive income
for the period from January 1 to December 31, 2013

	Notes	Jan. 1 to Dec. 31, 2013 € million	Jan. 1 to Dec. 31, 2012 € million

1) Income statement
Interest income		3,678.3	3,959.5
Interest expense		3,344.6	3,593.6

Net interest income	26	333.7	365.9
Allowance for credit losses/promotional contribution	27	34.5	20.7
thereof additions to promotional contribution		81.6	74.9
thereof utilization of promotional contribution		58.7	54.1

Net interest income after allowance for credit losses/promotional contribution		299.2	345.2
Fee and commission income		0.2	0.3
Fee and commission expenses		1.9	2.5

Net fee and commission income	28	-1.7	-2.2
Net result from financial assets	29	0.0	3.1
Administrative expenses	30	55.2	48.9
Other operating result	31	-4.1	2.0
Result from fair value measurement and from hedge accounting	32	221.2	-55.7
Net result from taxes	33	0.6	0.3

Group’s net income for the year		460.0	243.8
2) Other comprehensive income
Items that may be reclassified to profit or loss in certain circumstances:
Result from available-for-sale instruments	57	250.4	583.8
Items that will not be reclassified to profit or loss:
Actuarial gains/losses from pension obligations	53	-5.8	-18.0

Other comprehensive income		244.6	565.8

3) Group’s total comprehensive income		704.6	809.6

For informational purposes: Reconciliation to distributable profit

	Jan. 1 to Dec. 31, 2013 € million	Jan. 1 to Dec. 31, 2012 € million

Group’s net income for the year	460.0	243.8
Transfers from retained earnings
a) from guarantee reserve pursuant to Section 2 (3) of Rentenbank’s Governing Law	48.5	21.8
b) from other retained earnings	0.0	0.0
Transfers to retained earnings
a) to principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law	88.3	60.1
b) to other retained earnings	406.9	192.7

Distributable profit	13.3	12.8

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Consolidated balance sheet as of December 31, 2013

	Notes	Dec. 31, 2013 € million	Dec. 31, 2012 € million

Assets
Cash and balances with central banks	36	32.5	204.4
Loans and advances to banks	37	49,750.9	51,164.0
thereof promotional contribution	39	-310.8	-291.1
Loans and advances to customers	38	5,570.6	4,652.4
thereof promotional contribution	39	-0.1	-0.1
Fair value changes of hedged items in a portfolio hedge	40	677.3	1,210.7
Positive fair values of derivative financial instruments	41	3,236.1	7,486.4
Financial assets	42	20,894.4	22,588.7
Investment property	43	15.4	15.9
Property and equipment	44	22.3	22.5
Intangible assets	45	15.9	14.9
Current income tax assets	46	1.9	1.1
Deferred tax assets	47	1.5	0.9
Other assets	48	1,713.6	1,035.6

Total assets		81,932.4	88,397.5

Liabilities to banks	49	5,549.9	2,868.0
Liabilities to customers	50	5,148.8	5,802.6
Securitized liabilities	51	60,860.9	66,632.3
Negative fair values of derivative financial instruments	52	5,796.6	5,832.2
Provisions	53	131.6	122.4
Subordinated liabilities	54	686.8	924.4
Deferred tax liabilities	55	0.0	0.2
Other liabilities	56	563.5	3,712.9
Equity	57	3,194.3	2,502.5
Subscribed capital		135.0	135.0
Retained earnings		2,999.5	2,552.8
Revaluation reserve		46.5	-198.1
Distributable profit		13.3	12.8

Total liabilities and equity		81,932.4	88,397.5

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Consolidated statement of changes in equity

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Distributable profit	Total equity

Jan. 1, 2013	135.0	2,552.8	-198.1	12.8	2,502.5
Group’s net income for the year		446.7		13.3	460.0
Unrealized gains/losses from available-for-sale instruments			250.4		250.4
Actuarial gains/losses from pension obligations			-5.8		-5.8

Group’s total comprehensive income	0.0	446.7	244.6	13.3	704.6

Appropriation of distributable profit	-12.8	-12.8

Dec. 31, 2013	135.0	2,999.5	46.5	13.3	3,194.3

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Distributable profit	Total equity

Jan. 1, 2012	135.0	2,321.8	-763.9	12.3	1,705.2
Group’s net income for the year		231.0		12.8	243.8
Unrealized gains/losses from available-for-sale instruments			583.8		583.8
Actuarial gains/losses from pension obligations			-18.0		-18.0

Group’s total comprehensive income	0.0	231.0	565.8	12.8	809.6

Appropriation of distributable profit				-12.3	-12.3

Dec. 31, 2012	135.0	2,552.8	-198.1	12.8	2,502.5

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Consolidated cash flow statement

	Notes	2013 € million	2012 € million

Group’s net income for the year		460.0	243.8
Non-cash items included in net income for the year and reconciliation to cash flow from operating activities:
Depreciation and allowance of intangible assets, property and equipment, and investment property	30	4.6	2.2
Allowance for credit losses/promotional contribution	27	33.9	20.8
Addition to/reversal of provisions	53	16.0	11.9
Gains/losses from the disposal of property and equipment		0.2	0.0
Gains from the disposal of financial assets	29	0.0	-3.1
Change in other non-cash items		-0.8	-0.3
Result from fair value measurement and from hedge accounting	32	-221.2	55.7
Net interest income	26	-333.7	-365.9

Subtotal		-41.0	-34.9
Changes in assets and liabilities after adjustment of non-cash items:
Loans and advances to banks	37	1,382.4	198.6
Loans and advances to customers	38	-918.3	-1,798.5
Positive fair values of derivative financial instruments	41	4,250.3	361.2
Financial assets	42	154.6	-963.9
Other assets		-145.4	-1,015.7
Liabilities to banks	49	2,681.9	-239.5
Liabilities to customers	50	-653.8	-345.0
Securitized liabilities	51	-5,771.4	-1,529.5
Negative fair values of derivative financial instruments	52	-35.6	1,569.7
Other liabilities		-3,032.2	-179.2
Interest received	26	3,673.9	3,956.7
Dividends received	26	4.4	2.8
Interest paid	26	-3,344.6	-3,593.6
Measurement adjustments		221.2	-55.7

Cash flow from operating activities		-1,573.6	-3,666.5
Proceeds from the repayment/disposal of:
Financial assets	42	3,633.3	5,281.6
Property and equipment	44	0.8	0.0
Payments for the acquisition of:
Financial assets	42	-2,093.6	-2,165.6
Intangible assets and property and equipment	44, 45	-5.9	-11.4

Cash flow from investing activities		1,534.6	3,104.6
Subordinated liabilities	54	-120.1	0.0
Appropriation of distributable profit pursuant to Section 9 of Rentenbank’s Governing Law		-12.8	-12.3

Cash flow from financing activities		-132.9	-12.3

Cash and cash equivalents at beginning of period		204.4	778.6
Cash flow from operating activities		-1,573.6	-3,666.5
Cash flow from investing activities		1,534.6	3,104.6
Cash flow from financing activities		-132.9	-12.3
Effect of exchange rate changes		0.0	0.0

Cash and cash equivalents at end of period		32.5	204.4

The consolidated cash flow statement shows the changes in cash and cash equivalents for fiscal years 2013 and 2012 from operating, investing and financing activities. Cash and cash equivalents correspond to the balance sheet item ‘cash and balances with central banks.’

The reported cash flows from operating activities were determined using the indirect method. With this method, the Group’s net income for the year is adjusted for non-cash items, such as depreciation, amortization, measurement gains or losses, and additions or reversals of provisions. The adjusted Group net income for the period is further adjusted for cash-related changes in assets and liabilities attributable to operating activities. Interest paid and interest received together with dividends are classified under cash flows from operating

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activities. The cash flows from investing and financing activities were directly derived from financial accounting.

The Group’s liquidity management focuses on Rentenbank. The consolidated cash flow statement, which was prepared in accordance with the requirement set out in IAS 7, is only of limited informative value as an indicator of the liquidity position. In this context, we refer to the explanations regarding the Group’s liquidity management in the combined management report.

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Notes to the consolidated financial statements

Accounting principles

Application of new or amended standards and interpretations

Accounting policies
(1)	General disclosures
(2)	Accounting estimates and judgments
(3)	Scope of consolidation
(4)	Consolidation principles
(5)	Financial instruments
(6)	Determination of the fair value for financial instruments
(7)	Hedge accounting
(8)	Hybrid financial instruments (embedded derivatives)
(9)	Impairment of financial assets
(10)	Currency translation
(11)	Genuine repurchase agreements, collateralized loans, and securities lending transactions
(12)	Accounting for leases
(13)	Allowance for credit losses/promotional contribution
(14)	Non-current assets held for sale
(15)	Investment property
(16)	Property and equipment
(17)	Intangible assets
(18)	Impairment of non-financial assets
(19)	Other assets
(20)	Tax receivables/liabilities
(21)	Provisions for pensions and similar obligations
(22)	Other provisions
(23)	Other liabilities
(24)	Equity
(25)	Contingent liabilities and other commitments
Notes to the consolidated statement of comprehensive income
(26)	Net interest income
(27)	Allowance for credit losses/promotional contribution
(28)	Net fee and commission income
(29)	Net result from financial assets
(30)	Administrative expenses
(31)	Other operating result
(32)	Result from fair value measurement and from hedge accounting
(33)	Net result from taxes
Segment reporting
(34)	Comments on segment reporting
(35)	Segments
Notes to the balance sheet
(36)	Cash and balances with central banks
(37)	Loans and advances to banks
(38)	Loans and advances to customers
(39)	Allowance for credit losses/promotional contribution in the lending business
(40)	Fair value changes of hedged items in a portfolio hedge
(41)	Positive fair values of derivative financial instruments
(42)	Financial assets
(43)	Investment property
(44)	Property and equipment
(45)	Intangible assets
(46)	Current income tax assets
(47)	Deferred tax assets
(48)	Other assets
(49)	Liabilities to banks
(50)	Liabilities to customers
(51)	Securitized liabilities
(52)	Negative fair values of derivative financial instruments
(53)	Provisions
(54)	Subordinated liabilities

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(55)	Deferred tax liabilities
(56)	Other liabilities
(57)	Equity
Notes to financial instruments
(58)	Financial instruments by measurement categories
(59)	Financial instruments designated as at fair value
(60)	Net gains or losses by measurement categories
(61)	Disclosures on fair value
(62)	Derivatives
Other disclosures
(63)	Capital management
(64)	Regulatory capital
(65)	Assets pledged or accepted as collateral
(66)	Contingent liabilities and other commitments
(67)	Equity holdings
(68)	Related party disclosures
Additional disclosures pursuant to the German Commercial Code (HGB)
(69)	Average number of employees
(70)	Auditors’ fees

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Accounting principles

The consolidated financial statements of Rentenbank were prepared in accordance with all International Financial Reporting Standards (IFRS) required to be applied in the European Union (EU) for fiscal year 2013 and the additional requirements of German commercial law under Section 315a (1) of the German Commercial Code (Handelsgesetzbuch, HGB). They are based on Regulation No. 1606/ 2002 of the European Parliament and of the Council of July 19, 2002 and the regulations by way of which the IFRS were endorsed by the EU. The IFRS encompass the individual standards designated as IFRS as well as the International Accounting Standards (IAS) and the interpretations of the International Financial Reporting Standards Interpretations Committee (IFRS IC) and the Standing Interpretations Committee (SIC).

The consolidated financial statements comprise the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements. In addition, a combined management report has been prepared, comprising the group management report and the management report of Landwirtschaftliche Rentenbank (Rentenbank). The consolidated financial statements and the combined management report were prepared by the Board of Managing Directors of Rentenbank. The consolidated financial statements are authorized for publication upon the expected adoption of the consolidated financial statements and the combined management report by the Board of Supervisory Directors on March 27, 2014.

The reporting currency is the euro. Unless stated otherwise, all amounts are generally shown in millions of euros (€ million).

The required information on credit, liquidity, and market price risks resulting from financial instruments in accordance with IFRS 7.31-42 are generally presented in the combined management report.

The disclosure requirements pursuant to the German Solvency Regulation (Solvabilitätsverordnung, SolvV) are met through the publication of a separate disclosure report. Among other things, this report refers to explanations in the risk report as part of the combined management report and in the notes to the consolidated financial statements starting from Note (63).

Application of new or amended standards and interpretations

In the following, we describe, as required, standards and interpretations as well as amendments to these that were required to be applied by Rentenbank for the first time in fiscal year 2013:

Standard/ interpretation	Title	Required to be applied in the EU for fiscal years beginning on or after
IAS 1 (amended)	Presentation of items of other comprehensive income	July 1, 2012

IAS 12 (amended)	Income taxes – Deferred tax: recovery of underlying assets	January 1, 2013

IAS 19 (amended)	Employee benefits	January 1, 2013

IFRS 1 (amended)	First-time adoption	January 1, 2013
• Severe hyperinflation
• Removal of fixed dates for first-time adopters
• Government loans

IFRS 7 (amended)	Financial instruments: Disclosures – Offsetting financial assets and financial liabilities	January 1, 2013

IFRIC 20	Stripping costs in the production phase of a surface mine	January 1, 2013

Various	Annual Improvements to IFRS 2009-2011 Cycle	January 1, 2013

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The amendments to IAS 1 regarding the presentation of items of other comprehensive income are required to be applied for fiscal years beginning on or after July 1, 2012. They did not have an impact on the amount of the assets, liabilities, and results presented in the consolidated financial statements. Items presented in other comprehensive income are merely classified into items that may be reclassified to the income statement if certain criteria are met, and items that will not be reclassified to the income statement.

The revised IAS 19 is required to be applied for fiscal years beginning on or after January 1, 2013. In line with transitional provisions, the amendments to IAS 19 were implemented retrospectively.

Accordingly, the so-called corridor approach – pursuant to which actuarial gains or losses are not recognized until they exceed 10% of actual pension obligations – is eliminated. In the future, actuarial gains or losses are recognized directly upon occurrence in equity through other comprehensive income. The new IAS 19 also requires additional disclosures for pension obligations. In addition to a detailed description of the pension obligations, they include a maturity profile and a sensitivity analysis for all significant actuarial assumptions that shows the influence on the pension obligation.

The application of IAS 19 affects the following items of the consolidated financial statements:

Consolidated balance sheet:	Dec. 31, 2013	Adjustment	Dec. 31, 2012	Adjustment
	€ million	€ million	€ million	€ million

Provisions	131.0	23.7	122.4	18.5
Equity:
Revaluation reserve	46.5	-24.3	-198.1	-18.5

Consolidated statement of comprehensive income:	Dec. 31, 2013	Adjustment	Dec. 31, 2012	Adjustment
	€ million	€ million	€ million	€ million

1) Income statement Administrative expenses	55.2	-0.6	48.9	0.0
2) Other comprehensive income
Items that will not be reclassified to profit or loss:
Actuarial gains/losses from pension obligations	-5.8	-5.8	-18.0	-18.0

IFRS 13 was already applied by Rentenbank in the previous year. The effects on assets, liabilities and results are shown in the consolidated financial statements as of December 31, 2012.

The other standards to be applied for the first time had no effects on the consolidated financial statements presented.

The following amendments to standards have already been published, but are required to be applied in the EU only for future fiscal years:

Standard/ interpretation	Title	Required to be applied in the EU for fiscal years beginning on or after
IAS 27 (amended)	Annual financial statements	January 1, 2014

IAS 28 (amended)	Investments in associates and joint ventures	January 1, 2014

IAS 32 (amended)	Financial instruments: Presentation – Offsetting financial assets and financial liabilities	January 1, 2014

IAS 36 (amended)	Recoverable amount disclosures for non-financial assets	January 1, 2014

IAS 39 (amended)	Novation of derivatives and continuation of hedge accounting	January 1, 2014

IFRS 10	Consolidated financial statements	January 1, 2014

IFRS 11	Joint arrangements	January 1, 2014

IFRS 12	Disclosure of interests in other entities	January 1, 2014

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The new and amended standards will presumably have no effect on the consolidated financial statements. The related provisions and standards issued by the standard setter as of December 31, 2013, but not yet endorsed by the EU, are not applied early.

Accounting policies

(1)	General disclosures

Accounting and measurement were based on the going concern assumption. Accounting policies were applied consistently and uniformly to the reporting periods presented, unless otherwise indicated.

The measurement of items included in the consolidated financial statements is based on both fair values and (amortized) cost. Income and expenses are recognized and reported in the period to which they relate economically (accrual accounting principles). In the case of financial instruments, directly attributable transaction costs (e.g. commissions) as well as interest components paid on a one-off basis (such as premiums and discounts, upfront/back-end payments for derivatives) are amortized through profit or loss over the relevant term based on the effective interest method and directly offset against the respective balance sheet item. Pro-rata interest is reported in the balance sheet item in which the underlying financial instrument is recognized.

(2)	Accounting estimates and judgments

The preparation of the consolidated financial statements in accordance with IFRS requires certain estimates. These may have a material impact on the financial position and results of operations. These estimates used are validated on a continuing basis. They are based on past experience as well as on expectations as to future events.

Above all, estimates materially affect the calculation of impairment losses due to anticipated defaults, the determination of the fair value of financial instruments and the calculation of pension obligations. They are, therefore, explained in detail within the context of the relevant accounting policies.

Judgments made by exercising available accounting options are described in the relevant sections.

(3)	Scope of consolidation

The consolidated financial statements of Rentenbank for fiscal year 2013 include Rentenbank as the Group’s parent company and its two subsidiaries, LR Beteiligungsgesellschaft mbH (LRB), Frankfurt/Main, and DSV Silo- und Verwaltungsgesellschaft mbH (DSV), Frankfurt/Main. A detailed list of Rentenbank’s shareholdings is included in Note (67).

Two companies (Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main) were not included in the consolidated financial statements as subsidiary or associate, respectively, due to their minor significance for the assessment of the Group’s financial position and results of operations. The equity holdings in these companies are reported as financial assets. Based on the data from the financial statements of these two companies, their share in the Group’s total assets and in the Group’s net income for the year amounted to less than 1% each. These data are based on the financial statements for the period ending December 31, 2013 for Getreide-Import-Gesellschaft mbH (GiG), Frankfurt/Main, and on the financial statements for the period ending December 31, 2012 for Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH (DGL), Frankfurt/Main. The financial statements of Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH for the fiscal year 2013 were not available, but will presumably deviate only insignificantly from the previous year.

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(4)	Consolidation principles

The consolidated financial statements were prepared using uniform accounting policies applicable throughout Rentenbank. Intra-group receivables, liabilities and profits or losses as well as intra-group income and expenses are eliminated during consolidation.

As of December 31, 2013, total assets of LRB and DSV according to the financial statements prepared in accordance with German commercial law amounted to € 222.1 million (as compared with 2012: €  220.5 million) and € 13.8 million (as compared with 2012: € 14.5 million), respectively.

(5)	Financial instruments

All financial assets and financial liabilities, including all derivative financial instruments, are recognized in the balance sheet in accordance with IAS 39. Non-derivative financial instruments are recognized as per the settlement date and derivatives as per the trade date.

Financial instruments are measured at fair value, which usually equals the sales or purchase price when recorded. Subsequent measurement of financial assets and liabilities depends on the classification in accordance with IAS 39.

Categories of financial instruments

Financial assets/liabilities at fair value through profit or loss

This category comprises two sub-categories:

•	Financial assets or liabilities held for trading

•	Financial assets or liabilities designated as at fair value

The ‘held for trading’ sub-category includes all derivatives as well as financial assets or liabilities entered into for the purpose of selling them in the near term. In the Group, only derivatives, including embedded derivatives required to be separated, are allocated to this sub-category. Derivatives are exclusively entered into to hedge existing or expected market price risks.

Certain financial assets or liabilities can be designated as at fair value upon initial recognition (fair value option). In accordance with IAS 39, the fair value option may only be exercised in the following circumstances:

•	Its application eliminates or reduces otherwise existing accounting mismatches; or

•	The financial assets and/or liabilities are part of a portfolio which is managed based on fair value; or

•	The financial assets or financial liabilities contain embedded derivatives required to be separated.

If financial assets and liabilities are part of an economic hedging relationship together with derivatives and if the restrictive hedge accounting provisions (see Note (7)) cannot be applied on a permanent basis, the fair value option is used for these financial assets and liabilities. The related financial assets and liabilities would otherwise be measured at amortized cost or at fair value, with changes in fair value recognized outside of profit or loss, whereas derivative hedging instruments have to be measured at fair value through profit or loss. This potential accounting mismatch is eliminated by applying the fair value option.

The financial assets or liabilities of the category ‘financial assets/liabilities at fair value through profit or loss’ are measured at fair value through profit or loss. Gains or losses from fair value changes are recognized in the result from fair value measurement and from hedge accounting. Any impairment losses or reversals of impairment losses are reflected in measurement. Income or expenses from the amortization of premiums or discounts are reported as accrued interest in net interest income.

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Loans and receivables

The ‘loans and receivables’ category includes all financial assets that meet all of the following criteria:

•	Not a derivative

•	Not quoted on an active market

•	Fixed or determinable payments

This category does not include the following:

•	Financial assets held for trading as well as financial assets for which the fair value option was used

•	Financial assets designated as available for sale upon initial recognition

•	Financial assets for which the holder may not substantially recover all of its initial investment, other than because of credit deterioration (e.g. index certificates, the repayment of which depends on a particular index development)

Financial assets of the ‘loans and receivables’ category are measured at amortized cost. Any premiums and discounts as well as other transaction costs are directly added to or deducted from the relevant balance sheet item and amortized using the effective interest method. Income or expenses from amortization are reported as accrued interest in net interest income. Any impairment losses or reversals of impairment losses are offset directly against the carrying amount and recognized in the consolidated statement of comprehensive income in the item ‘allowance for credit losses.’

Held to maturity

The ‘held to maturity’ category includes all financial assets meeting all of the following criteria:

•	Not a derivative

•	Fixed or determinable payments

•	Positive intention and ability to hold these financial assets until final maturity

This category does not include the following:

•	Financial assets designated as at fair value or available for sale upon initial recognition

•	Financial assets which are, by definition, allocated to the ‘loans and receivables’ category

Financial assets of the ‘held to maturity’ category are measured at amortized cost. Any premiums and discounts as well as other transaction costs are directly added to or deducted from the relevant balance sheet item and amortized using the effective interest method. Income or expenses from amortization are reported as accrued interest in net interest income. Any impairment losses or reversals of impairment losses are offset directly against the carrying amount and recognized in the consolidated statement of comprehensive income in the item ‘net result from financial assets.’

Available for sale

The category ‘available for sale’ includes all financial assets that are not allocated to one of the other categories for financial assets.

Financial assets of this category are measured at fair value outside profit or loss. Gains or losses from fair value changes are recognized directly in equity in the ‘revaluation reserve.’ Income or expenses from the amortization of premiums or discounts are reported as accrued interest in net interest income.

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Upon disposal or in case of impairment, the cumulative gains or losses recorded in the revaluation reserve are transferred to the consolidated statement of comprehensive income and recognized in the item ‘net result from financial assets.’

Unquoted equity instruments whose fair value cannot be reliably determined are measured at cost less any impairment losses. In the Group, this relates to equity holdings reported under ‘financial assets.’

Other liabilities

The category ‘other liabilities’ includes all financial liabilities that are not allocated to ‘financial liabilities at fair value through profit or loss.’

Financial liabilities classified as ‘other liabilities’ are measured at amortized cost. Any premiums and discounts as well as other transaction costs are directly added to or deducted from the relevant balance sheet item and amortized using the effective interest method. Income or expenses from amortization are reported as accrued interest in net interest income.

Overview of classes of financial instruments used within the Group

Financial assets
Class	Measurement category
Cash and balances with central banks	Loans and receivables
Loans and advances to banks	Loans and receivables
Designated as at fair value
Loans and advances to customers	Loans and receivables
Designated as at fair value
Fair value changes of hedged items in a portfolio hedge	Loans and receivables
Positive fair values of derivative financial instruments	Held for trading
Financial assets	Available for sale
Held to maturity
Designated as at fair value
Other assets	Loans and receivables
Irrevocable loan commitments	—

Financial liabilities
Class	Measurement category
Liabilities to banks	Other liabilities
Designated as at fair value
Liabilities to customers	Other liabilities
Designated as at fair value
Securitized liabilities	Other liabilities
Designated as at fair value
Negative fair values of derivative financial instruments	Held for trading
Subordinated liabilities	Other liabilities
Designated as at fair value
Other liabilities	Other liabilities

Reclassification of financial assets

In accordance with IAS 39, non-derivative financial assets that were originally purchased for trading purposes and which are no longer intended for sale in the near term may only be reclassified from the ‘held for trading’ category under extraordinary circumstances. Financial assets that would have met the definition of loans and receivables upon initial recognition (e.g. promissory note loans) may be reclassified from the categories ‘held for trading’ and ‘available for sale’ if the reporting entity has the intention and ability to hold such financial assets for the foreseeable future or until maturity.

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Financial assets of the ‘available for sale’ category may be reclassified to the ‘held to maturity’ category if the reporting entity has the intention and the ability to hold such financial assets until maturity. A reverse reclassification from the category ‘held to maturity’ to ‘available for sale’ is only possible if specific requirements are met.

(6)	Determination of the fair value for financial instruments

The fair value is defined as the price that would be received if selling an asset or paid if transferring a liability between market participants in a market driven transaction at the measurement date.

It is determined using various valuation techniques. The inputs used are assigned to one of the following three levels pursuant to IFRS 13:

•	Level 1: quoted prices in active markets for identical assets and liabilities

•	Level 2: observable inputs other than quoted prices included within Level 1

•	Level 3: unobservable inputs

For financial instruments for which there are no quoted prices in active markets for identical assets or liabilities (Level 1) the fair value is determined using the following valuation techniques:

•	Quoted prices for similar assets or liabilities in active markets (Level 2)

•	Quoted prices for identical or similar assets or liabilities in markets that are not active (Level 2)

•	Generally accepted valuation models that are based on largely observable (Level 2) or largely unobservable (Level 3) inputs for the asset or liability concerned

Quoted prices are obtained from pricing services. The documentation and information concerning the price determination provided by the pricing services are used to allocate quoted prices to the hierarchy levels. If no quoted prices are available, the fair value of non-option contracts is determined on the basis of the discounted expected future cash flows (discounted cash flow (DCF) method).

In the case of non-derivative financial assets and liabilities, the deposit/swap curve plus a transaction-specific credit spread is used for discounting. Credit spreads are distinguished according to rating, maturity, currency, and degree of collateralization. The credit quality of the Federal Republic of Germany is taken into account in the credit spreads for Rentenbank’s own financial liabilities by way of the institutional liability. Scope for discretion exists in deciding which sources of market data may be used to derive credit spreads. Changes in the market data sources used for credit spreads affect the fair values of the financial instruments presented in the consolidated financial statements.

The discounting of derivatives is based on the OIS (Overnight Interest Rate Swap) curve as well as on so-called basis swap spreads and cross-currency (CCY) basis swap spreads. They are obtained from an external market data provider, differentiated according to maturity and currency. The switch from the EONIA swap curve or deposit/swap curve to the OIS curve resulted in a € 12.7 million one-off reduction reported in the result from fair value measurement and from hedge accounting for the reporting year.

Measurement of contracts with an option feature (option-based contracts) is based on accepted option pricing models. Apart from the interest rate curves and spreads mentioned above, volatilities and correlations between observable market data are also taken into account in the calculation.

An increase of own credit spreads leads to measurement gains as the value of liabilities decreases. In contrast, declining credit spreads result in measurement losses as the value of the liabilities increases. The opposite effect from changes of credit spreads applies for financial assets. Increasing credit spreads lead to measurement losses, and declining credit spreads to measurement gains.

With respect to hedge accounting, only the changes in the fair value of the hedged item attributable to the hedged risk are taken into account. In this context, the hedged risk within the Group is limited to the interest rate risk. The fair value changes attributable to changes in interest rates are determined on the basis of the OIS curve plus the constant transaction-specific margin.

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The measurement processes, including the definition of measurement techniques and determination of the inputs are defined by the Finance division in cooperation with the Treasury division. The Finance division analyzes the results from fair value measurement and reports these to the Board of Managing Directors and the responsible managers. The plausibility of measurement results is verified each day based on the changes of underlying market data.

The inputs used in the valuation models are continuously validated. For this purpose, the fair value of a transaction calculated with the valuation model on the trade date is compared with the transaction price.

(7)	Hedge accounting

Rentenbank enters into derivatives only for the purpose of hedging existing or anticipated market price risks. Derivatives are always measured at fair value through profit or loss. By contrast, the hedged items are initially measured either at amortized cost or at fair value, with changes in fair value recognized outside of profit or loss. The different approaches result in corresponding accounting mismatches and thus to fluctuations in the income statement.

The IFRS permit these economic hedging relationships to be accounted for under hedge accounting rules. If these very restrictive requirements for hedge accounting cannot be met on a permanent basis, the hedged items are allocated by Rentenbank to the ‘designated as at fair value’ category.

The hedging relationships accounted for in the balance sheet are divided into fair value hedges and cash flow hedges. Due to Rentenbank’s business strategy, according to which interest rate risks are transferred into a floating Euro-denominated interest rate mainly through the use of derivatives, only fair value hedges are used to account for these hedging relationships.

Fair value hedges are used within the Group only to hedge interest rate risks in the financial statements. The changes in the fair value of the hedged item attributable to the hedged interest rate risk are recognized in profit or loss, irrespective of the category used. The changes in the fair value of the derivatives recognized in profit or loss are compensated to a high degree in this way.

Large-volume transactions are generally hedged on an individual basis (micro hedges). The special promotional loans granted under the promotional mandate were mainly hedged on a portfolio basis (macro hedges) due to the small volume per transaction.

When a transaction is entered into, Rentenbank documents the relationship between the hedged item and the hedging instrument as well as the nature of the risk being hedged. In addition, the judgment whether the hedge is highly effective is documented both at inception (ex-ante effectiveness) and on a continuing basis (ex-ante and ex-post effectiveness).

Micro hedges involve one or more similar hedged items forming a hedging relationship with one or more derivative hedging instruments. Ex-ante effectiveness is assumed from the beginning of the hedging period if the material features of the hedging derivative were in line with those of the hedged item (critical terms match). Ex-post effectiveness as well as ex-ante effectiveness are assessed during the hedging period as of the reporting dates, using the regression analysis. A hedging relationship is deemed effective when the slope of the linear regression line, as determined on the basis of the changes in the fair value of hedged items and hedging instruments attributable to interest rate changes, is between -0.8 and -1.25. In addition, the quality of the regression, measured by the coefficient of determination, must amount to 0.8 or more. The regression analysis, which is conducted bi-annually, is based on data from the preceding six months. In the case of effective hedges, the carrying amount of the hedged items is adjusted to reflect the change in the fair value attributable to interest rate changes and, together with the changes in the fair value of the hedging instrument, recognized in the result from fair value measurement and from hedge accounting.

The hedge accounting requirements may not be applied for ineffective hedging relationships in the relevant period. The hedged item is measured according to the category to which it is allocated. In previous effective hedging periods, recognized changes in the fair value of the designated hedged item attributable to interest rate changes are amortized over their remaining term using the effective interest method and recognized in the result from fair value measurement and from hedge accounting.

Items hedged within the context of portfolio-based fair value hedges (macro hedges) are allocated to a quarterly time band at the beginning of each hedging period on the basis of the individual expected cash flows.

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For each time band, interest rate swaps are determined as hedging instruments, in an amount not exceeding the nominal amount of the accumulated underlying hedged items. Generally, the hedging period is one month. If the new business within a particular time band exceeds a certain volume during the hedging period, the hedging relationship may be discontinued early for this time band and may be re-defined.

In contrast to the method used for micro hedges, the ex-ante effectiveness for macro hedges is determined on the basis of a sensitivity analysis involving a parallel shift of the relevant interest rate curve by 100 basis points. Ex-post effectiveness is assessed on the basis of the dollar-offset method. Under this method, the fair value changes of the hedged item attributable to interest rate changes are compared with those of the hedging instrument. The hedge is deemed effective if the changes in the fair value of the hedged item offset the changes in the fair value of the hedging instrument within a range of -80% to -125%.

As far as effective time bands are concerned, the fair value changes of the hedged items attributable to interest rate changes are recognized in the income statement in the result from fair value measurement and from hedge accounting together with the offsetting changes in the fair value of the hedging instruments at the end of the hedging period. In contrast to the method used for micro hedge accounting, the carrying amount of the individual hedged items is not adjusted. Instead, the adjustment to the carrying amount of the hedged items is reported in the separate balance sheet item ‘fair value changes of hedged items in a portfolio hedge.’ This is amortized over the term of the relevant time bands and charged against the result from fair value measurement and from hedge accounting or, in the case of unscheduled repayment of financial instruments, derecognized on a pro rata basis. Fair value changes of hedged items attributable to interest rate changes are not recognized for ineffective time bands.

(8)	Hybrid financial instruments (embedded derivatives)

Hybrid financial instruments are transactions that comprise a host contract and one or more derivative financial instruments, where the embedded derivatives are an integral component of the host contract and cannot be traded separately.

Certain embedded derivatives are accounted for as stand-alone derivatives if their economic characteristics and risks are not closely related to those of the host contract. In addition, the hybrid financial instrument may not be already measured at fair value through profit or loss.

The Group generally allocates all structured products with embedded derivatives otherwise required to be separated to the ‘designated as at fair value’ category. Exceptions to this are the liquidity assistance loans, which are callable daily and where the host contract belongs to the ‘loans and receivables’ category.

In the case of embedded derivatives that are not required to be separated from the host contract, the entire structured product is measured on the basis of the host contract’s category. Embedded derivatives required to be separated are measured at fair value through profit or loss.

Embedded derivatives not required to be separated are reported in the relevant consolidated balance sheet item, together with the associated host contract. Embedded derivatives required to be separated are reported either in ‘positive fair values of derivative financial instruments’ or ‘negative fair values of derivative financial instruments,’ depending on their current fair value.

(9)	Impairment of financial assets

As of each balance sheet date, Rentenbank evaluates whether there is any objective evidence that interest and principal payments may not be made in full as agreed. This is assessed using the following criteria:

•	Internal credit rating as “non-investment grade”

•	Non-performing, forborn or restructured exposures

•	Significant downgrade of the business partner’s credit quality

•	Significant downgrade of the credit quality of the business partner’s country of domicile

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The assessment of the materiality aspect of a downgrade and the criteria for the credit rating are subject to judgment. The criteria for monitoring credit risks and for credit rating are set out in detail in the combined management report.

A separate impairment review is not performed for financial assets of the ‘designated as at fair value’ category as these securities are measured at fair value, and accordingly any impairment losses are already taken into account in the fair value and recognized in profit or loss.

Loans and advances and financial assets measured at (amortized) cost

Rentenbank assesses the recoverability for significant single exposures and securities as well as for exposures of insignificant amounts on an individual basis. If there is objective evidence of impairment, the valuation allowance is determined based on the difference between the carrying amount and the present value of expected cash flows. The expected cash flows are determined based on qualified estimates which take into account the financial condition of the counterparty as well as the liquidation of collateral and further supporting data such as membership in a protection scheme or liability mechanisms provided by the government. The discount factor used for fixed-interest loans, advances and securities is the original effective interest, while the current effective interest is used for floating-rate loans, advances and securities and the current market yield of a comparable financial asset for equity holdings measured at cost. The valuation allowance determined using this method is recognized in the income statement in the item ‘allowance for credit losses/promotional contribution’ for loans and advances and in the item ‘net result from financial assets’ for securities belonging to the ‘held to maturity’ category and for equity holdings.

In accordance with IFRS, impairments resulting from payment defaults are only determined for losses already incurred. Since the Group generally extends loans almost exclusively to other banks, any potential losses are identified in a timely manner. To account for any existing residual risk of not having identified losses already incurred, Rentenbank recognizes for the first time as of the balance sheet date a portfolio valuation allowance based on a model for the presentation of expected losses for loans and advances measured at (amortized) cost. In this context, a distinction is made between portfolios for banks, companies, and governments. The portfolios’ carrying amounts are weighted using probabilities of default and recovery rates, based on ratings. Since there is no statistically relevant number of defaults within the Group, probabilities of default are determined based on external data provided by rating agencies, while recovery rates are taken from regulatory stipulations. The change of the estimation regarding unidentified losses compared to the previous year resulted in the recognition of a portfolio valuation allowance in the amount of € 11.7 million, which was recorded in the income statement under the item ‘Allowance for credit losses/promotional contribution.’

Financial assets of the category ‘available for sale’ that are measured at fair value

If objective evidence suggests that financial assets are impaired, such impairment is calculated as the difference between amortized cost and the current fair value. The loss calculated in this manner is recognized as an adjustment to the revaluation reserve in the net result from financial assets.

If the reasons for an impairment of debt instruments no longer apply, the impairment loss has to be reversed through profit or loss.

(10)	Currency translation

Monetary foreign currency positions are translated daily at the closing rate on the balance sheet date. The Group does not hold any non-monetary items (e.g. property and equipment) denominated in foreign currency.

The results from currency translation are recognized in the consolidated statement of comprehensive income. The line items used are ‘result from fair value measurement and from hedge accounting’ for hedged currency exposures, and ‘other operating result’ for open currency positions from payment settlement accounts.

Expenses and income are translated at the closing rate applicable on the date upon which they affect profit or loss.

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(11)	Genuine repurchase agreements, collateralized loans, and securities lending transactions

In addition to collateralized loans with Deutsche Bundesbank, secured term and overnight deposits are taken out from or granted to Eurex Clearing AG (see Note (65)).

(12)	Accounting for leases

Leases are classified as either finance leases or operating leases. A lease is considered a finance lease if it substantially transfers all the risks and rewards incidental to the ownership of a leased asset to the lessee. In all other cases, the lease is classified as an operating lease.

The Group acts as a lessee. The lease agreements concluded are classified as operating leases. The leased assets are office equipment and motor vehicles. The lease payments to be paid by the Group are recognized as administrative expenses. There were no subleases.

(13)	Allowance for credit losses/promotional contribution

The item ‘allowance for credit losses/promotional contribution’ in the consolidated statement of comprehensive income primarily includes the discounted promotional expenses of the special promotional loans as well as their utilization over the remaining term. The promotional expenses represent the difference between the interest rate of the special promotional loan granted at a reduced rate of interest and the funding rate at the date of the loan commitment, plus an administrative cost rate.

In addition, this item comprises valuation allowances and write-downs of loans and advances as a result of payment defaults, as well as recoveries on loans and advances that were previously written off.

(14)	Non-current assets held for sale

The item ‘non-current assets held for sale’ is used when non-current assets (e.g. property) are intended to be disposed of within a year and their disposal is highly probable.

Such assets are recognized at the lower of their carrying amount or fair value less costs to sell. Write-downs are recognized as impairment losses in administrative expenses.

(15)	Investment property

The third-party used investment properties are held to generate rental income. Investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses, similar to property and equipment. Depreciation is recognized in administrative expenses.

(16)	Property and equipment

Property and equipment includes owner-occupied land and buildings as well as operating and office equipment.

Property and equipment is measured at cost less any accumulated depreciation and any accumulated impairment losses. Depreciation is made on a straight-line basis, using useful lives of 33 to 50 years for buildings and three to six years for operating and office equipment. Land is not subject to depreciation.

Low-value assets are immediately recognized as expenses.

All depreciation amounts are recorded in administrative expenses.

(17)	Intangible assets

Intangible assets include purchased and internally generated software.

They are recognized at cost and amortized on a straight-line basis over a period of four years. Any impairment losses are recognized in the income statement. Amortization and impairment losses are reported as administrative expenses.

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(18)	Impairment of non-financial assets

Property and equipment, investment property, and intangible assets are tested for impairment at each balance sheet date. If the recoverable amount is lower than the carrying amount, the asset is written down to its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs to sell.

(19)	Other assets

The balance sheet item ‘other assets’ includes cash collateral provided within the framework of collateral agreements for derivatives. It also includes assets that are not significant individually and that cannot be allocated to other balance sheet items. They are recognized at cost, which corresponds to the assets’ nominal value.

(20)	Tax receivables/liabilities

The tax receivables and tax liabilities comprise current income tax assets/liabilities and deferred tax assets/ liabilities and are incurred exclusively at the consolidated subsidiaries LRB and DSV. Current income tax assets, which are refunded by the taxation authorities, are calculated using the currently applicable tax rates. Deferred tax assets and liabilities result from the difference between the carrying amounts of recognized assets and liabilities in the IFRS consolidated balance sheet and their tax base. Existing tax loss carryforwards are also used in this context. The calculation is based on the tax rates expected to apply to the subsidiaries.

(21)	Provisions for pensions and similar obligations

Pension obligations are based on direct commitments. These commitments provide for (early) old-age pensions, disability pensions, surviving dependent benefits, and continuation of salary payments in the event of death. In addition to the pension obligations towards members of the Board of Managing Directors based on individual agreements, there are obligations towards employees on the basis of various benefit plans depending on the date of entry of the employee.

The amount of the retirement benefits is determined on the basis of the relevant length of service and the pensionable remuneration. After commencement of actual benefit payments, the pensions will be increased based on factors like adjusted collective wage agreements, inflation adjustments or a fixed percentage. Accordingly, the obligation is particularly dependent on the development of income and inflation. In the case of benefit commitments where payments from statutory pension schemes and further pension payments, if any, are taken into account, the obligation is directly tied to the development of statutory pension schemes.

All pension obligations are funded internally. There are no plan assets.

The amount of the provisions recognized for defined benefit obligations is based on the present value of the volume of pension obligations as of the balance sheet date. The amount of the pension obligations is determined annually by an independent actuary based on the projected unit credit method.

Changes in the provisions are recorded on the one hand in the income statement in the item ‘personnel expenses’ as current service cost and interest cost and on the other hand in other comprehensive income (i.e. in equity) as actuarial gains or losses. Current service cost represents the benefits earned in the current service period. Interest cost represents the present value effect which is attributable to the reduction by one year of the period until fulfillment of the obligations. Actuarial gains and losses arise from differences between the actual and the expected development of the measurement bases and the parameters.

The present value of the pension obligations depends on various parameters for which assumptions and estimates are required. Changes in these assumptions and estimates affect the carrying amount of the reported pension provisions. One of the most significant parameters is the interest rate used to discount the pension obligations. This rate is based on the interest rate applicable as of the balance sheet date for high quality corporate bonds denominated in euros with remaining terms to maturity matching those of the pension obligations.

(22)	Other provisions

Provisions are recognized for liabilities to third parties of uncertain timing or amount; the amount recognized is based on the best estimate of the expenditure required to settle the obligation. Changes of these

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estimates affect the carrying amount of the reported provisions. Non-current provisions are discounted if the effect of the time value of money is material. Provisions are recognized and reversed through profit or loss using the income statement items ‘administrative expenses,’ or ‘other operating result.’

(23)	Other liabilities

The balance sheet item ‘other liabilities’ comprises cash collateral received within the framework of collateral agreements for derivatives. In addition, this line item comprises the amounts measured for outstanding commitments related to the special promotional loans as well as other obligations that are not significant individually and that cannot be allocated to other balance sheet items in accordance with IFRS. The other liabilities are recognized at cost except for the discounted promotional contribution of outstanding commitments related to the special promotional loans.

(24)	Equity

In accordance with IFRS, equity consists of subscribed capital, retained earnings, the revaluation reserve, and distributable profit.

Subscribed capital represents paid-in capital. It was formed by contributions paid by the German agricultural and forestry sector between 1949 and 1958. Subscribed capital is not associated with any rights. Retained earnings comprise the legally prescribed principal reserve (Hauptrücklage) and guarantee reserve (Deckungsrücklage), which were transferred from the financial statements in accordance with the German Commercial Code, as well as other retained earnings.

The revaluation reserve primarily includes actuarial gains or losses from pension obligations (see Note (21)) and the changes in the fair value of available-for-sale securities attributable to changes in credit spreads. Fair value changes attributable to changes in credit spreads result from changes to risk premiums. Fair value changes attributable to interest rate changes in relation to securities which are part of effective hedging relationships are reported in the ‘result from fair value measurement and from hedge accounting,’ together with the fair value changes of the related hedging derivatives.

(25)	Contingent liabilities and other commitments

Contingent liabilities arise from past events that either

•	lead to possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group (e.g. indemnities); or

•	result in a present obligation which is not likely to result in a reduction of net assets or where the settlement amount cannot be estimated with sufficient reliability (e.g. pending litigation).

These obligations are not accounted for as liabilities in accordance with IAS 37.27. Contingent liabilities are disclosed in Note (66).

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Notes to the consolidated statement of comprehensive income

(26)	Net interest income

	Jan. 1 to Dec. 31, 2013 € million	Jan. 1 to Dec. 31, 2012 € million	Change in € million

Interest income from
Loans and advances to banks and customers	1,309.9	1,421.5	-111.6
Derivative financial instruments	1,772.9	1,830.6	-57.7
Financial assets	591.1	704.6	-113.5

Current income from
Equity holdings	4.4	2.8	1.6

Total interest income	3,678.3	3,959.5	-281.2

thereof from financial instruments that are not measured at fair value through profit or loss	1,774.0	1,850.3	-76.3

Interest expenses for
Liabilities to banks and customers	239.6	291.7	-52.1
Securitized liabilities	1,608.7	2,046.2	-437.5
Derivative financial instruments	1,476.0	1,221.4	254.6
Subordinated liabilities	19.4	24.7	-5.3
Other	0.9	9.6	-8.7

Total interest expenses	3,344.6	3,593.6	-249.0
thereof from financial instruments that are not measured at fair value through profit or loss	543.4	645.2	-101.8

Net interest income	333.7	365.9	-32.2

(27)	Allowance for credit losses/promotional contribution

	Jan. 1 to Dec. 31, 2013 € million	Jan. 1 to Dec. 31, 2012 € million	Change in € million

Expenses for additions to promotional contribution	81.6	74.9	6.7
Income from the utilization of promotional contribution	58.7	54.1	4.6
Additions to portfolio valuation allowances	11.7	0.0	11.7
Reversal of specific valuation allowances	0.1	0.0	0.1
Recoveries on loans and advances previously written off	0.0	0.1	-0.1

Allowance for credit losses/promotional contribution	34.5	20.7	-13.8

The item ‘allowance for credit losses/promotional contribution’ primarily includes the discounting of future expenses for special promotional loans (addition of promotional contribution) as well as their utilization over the remaining term.

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(28)	Net fee and commission income

	Jan. 1 to Dec. 31, 2013 € million	Jan. 1 to Dec. 31, 2012 € million	Change in € million

Fee and commission income from
Compensation for administrative expenses	0.2	0.2	0.0
Trustee loans and pass-through loans	0.0	0.1	-0.1

Total fee and commission income	0.2	0.3	-0.1
thereof from financial instruments that are not measured at fair value through profit or loss	0.2	0.2	0.0

Fee and commission expenses for
Custody fees	1.6	2.2	-0.6
Other	0.3	0.3	0.0

Total fee and commission expenses	1.9	2.5	-0.6
thereof from financial instruments that are not measured at fair value through profit or loss	1.4	1.7	-0.3

Net fee and commission income	-1.7	-2.2	0.5

(29)	Net result from financial assets

	Jan. 1 to Dec. 31, 2013 € million	Jan. 1 to Dec. 31, 2012 € million	Change in € million

Gains from the disposal of securities	0.0	3.1	-3.1
Net result from financial assets	0.0	3.1	-3.1

(30)	Administrative expenses

	Jan. 1 to Dec. 31, 2013	Jan. 1 to Dec. 31, 2012	Change in
	€ million	€ million	€ million

Personnel expenses	32.0	31.1	0.9

Depreciation and amortization
Intangible assets	3.4	0.8	2.6
thereof internally generated software	0.1	0.2	-0.1
IT equipment	0.5	0.5	0.0
Residential and office buildings	0.5	0.5	0.0
Office equipment and vehicles	0.1	0.3	-0.2
Technical and other equipment	0.1	0.1	0.0

Total depreciation and amortization	4.6	2.2	2.4

Other administrative expenses
IT licenses, fees, consulting services	6.4	6.8	-0.4
Software maintenance	3.5	1.0	2.5
Public relations	2.2	2.1	0.1
Audits, contributions, donations	1.9	1.8	0.1
Funding	1.6	1.4	0.2
Occupancy cost	1.2	1.0	0.2
Miscellaneous	1.8	1.5	0.3

Total other administrative expenses	18.6	15.6	3.0

Administrative expenses	55.2	48.9	6.3

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Miscellaneous administrative expenses include lease expenses in the amount of € 137.6 thousand (as compared with 2012: € 83.9 thousand). Future lease payments can be broken down as follows:

	Jan. 1 to Dec. 31, 2013	Jan. 1 to Dec. 31, 2012	Change in
	€ thousand	€ thousand	€ thousand
Future lease payments
up to 1 year	98.2	76.9	21.3
more than 1 year up to 5 years	196.0	95.3	100.7
more than 5 years	0.0	0.0	0.0

The payments relate to minimum lease payments (fixed lease payments). There were no restrictions imposed by lease arrangements. As of year-end, the Group had 15 (2012: 11) lease agreements, none of which has a renewal option to extend the lease term by one year (2012: 6).

(31)	Other operating result

	Jan. 1 to Dec. 31, 2013 € million	Jan. 1 to Dec. 31, 2012 € million	Change in € million

Other operating income
Rental income	1.8	1.8	0.0
Reversal of provisions/liabilities	0.8	2.4	-1.6
Reimbursements of costs	0.3	0.5	-0.2
Other income	0.9	0.4	0.5

Total other operating income	3.8	5.1	-1.3

Other operating expenses
Increase of capital contribution to Edmund Rehwinkel Foundation	3.0	2.0	1.0
Promotion of research and innovation	3.0	0.0	3.0
Bank-owned housing	0.6	0.4	0.2
Other expenses	1.3	0.7	0.6
Total other operating expenses	7.9	3.1	4.8

Other operating result	-4.1	2.0	-6.1

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(32)	Result from fair value measurement and from hedge accounting

	Jan. 1 to Dec. 31, 2013 € million	Jan. 1 to Dec. 31, 2012 € million	Change in € million

Fair value measurement
Hedged items	693.7	-368.9	1,062.6
Derivatives	-535.0	556.5	-1,091.5
Result from currency translation	32.8	2.0	30.8

Fair value measurement, total	191.5	189.6	1.9

Micro hedge accounting
Hedged items	-163.8	89.4	-253.2
Hedging instruments	174.2	-85.9	260.1

Micro hedge accounting, total	10.4	3.5	6.9

Macro hedge accounting
Hedged items	-327.7	438.2	-765.9
Hedging instruments	347.0	-687.0	1,034.0

Macro hedge accounting, total	19.3	-248.8	268.1

Result from fair value measurement and from hedge accounting	221.2	-55.7	276.9

Derivatives and financial instruments of the category ‘financial assets/liabilities at fair value through profit or loss’ are measured at fair value. Changes in the fair value are recorded as unrealized gains or losses in the income statement in the item ‘result from fair value measurement and from hedge accounting.’

The result from fair value measurement and from hedge accounting also includes the changes in the fair value of hedged items in effective hedging relationships attributable to changes in the OIS curve. After the reversal of hedging relationships in the balance sheet in the case of ineffectiveness, the previously recorded fair value changes of the hedged items attributable to interest rate changes are amortized over the remaining term.

The Group generally has no open foreign currency positions. However, measurement at fair value leads to currency translation differences that are reported here.

Income and expenses from the amortization of, among other things, premiums/discounts, upfront payments and promotional contributions, which represent part of the changes in the fair value, are recognized in net interest income due to their interest rate nature.

(33)	Net result from taxes

	Jan. 1 to Dec. 31, 2013 € million	Jan. 1 to Dec. 31, 2012 € million	Change in € million

Deferred taxes on tax loss carryforwards	0.4	0.4	0.0
Deferred taxes on temporary differences	0.4	-0.1	0.5
Current income taxes	-0.2	0.0	-0.2

Net result from taxes	0.6	0.3	0.3

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Segment reporting

(34)	Comments on segment reporting

In accordance with IFRS 8, significant results must be broken down by operating business segments and countries. For the purposes of defining segments, the Group’s organizational and management structure as well as its internal financial reporting structure were considered. Our operating segments are as follows:

•	Promotional Business:

This segment shows the promotional business and funding activities other than capital investment transactions. The Promotional Business segment includes the earnings of Rentenbank and of all subsidiaries, including those of their equity holdings.

•	Capital Investment:

This segment shows the revenue contributions from the investment of Rentenbank’s own funds and of medium to long-term provisions in the form of securities, promotional loans and the direct equity holdings of Rentenbank.

•	Treasury Management:

This segment shows the results of the Group’s liquidity protection and management as well as its short-term interest rate management. Transactions made in this segment have a fixed-interest period of up to one year (e.g. overnight and term deposits, Euro Commercial Paper (ECP), derivatives).

The Group is centrally managed exclusively from Frankfurt/Main. All income and expenses are generated at this location. Consequently, we do not present regional segment information as required by IFRS 8.

The results are presented on a net basis in the segment report in accordance with the spread-based management approach of Rentenbank. Segment assets and liabilities relate to transactions from third parties. Accordingly, segment results are generated exclusively from external counterparties. No intra-group transactions have been entered into between the segments. There are no material differences between internal reporting and financial reporting under IFRS. Due to the lack of intra-group transactions and due to the agreement between internal reporting lines and external financial reporting, we have not presented any further reconciliation statements.

The distribution of the components of net interest income, net fee and commission result, and net result from financial assets as well as of the result from fair value measurement and from hedge accounting is made on the basis of individual transactions. Administrative expenses, other operating result, and net result from taxes from the consolidated subsidiaries are allocated to the relevant segments either directly or indirectly using allocation keys. These keys are mainly based on the number of the respective employees, consumption of resources, and other allocations of resources.

Segment assets and liabilities are allocated to the individual segments in line with earnings contributions.

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(35)	Segments

	Promotional Business		Capital Investment		Treasury Management		Total

	2013	2012	2013	2012	2013	2012	2013	2012
Jan. 1 to Dec. 31	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Net interest income before allowance for credit losses/promotional contribution	184.5	194.5	118.1	114.2	31.1	57.2	333.7	365.9
Allowance for credit losses/promotional contribution	34.5	20.7	0.0	0.0	0.0	0.0	34.5	20.7
Net fee and commission income	-1.7	-2.1	0.0	0.0	0.0	-0.1	-1.7	-2.2
Net result from financial assets	0.0	3.1	0.0	0.0	0.0	0.0	0.0	3.1
Administrative expenses	42.2	37.0	8.0	7.0	5.0	4.9	55.2	48.9
Other operating result	-4.1	2.0	0.0	0.0	0.0	0.0	-4.1	2.0
Net result from taxes	0.6	0.3	0.0	0.0	0.0	0.0	0.6	0.3

Operating result	102.6	140.1	110.1	107.2	26.1	52.2	238.8	299.5
Result from fair value measurement and from hedge accounting	224.6	-53.0	0.0	0.0	-3.4	-2.7	221.2	-55.7

Net income for the year	327.2	87.1	110.1	107.2	22.7	49.5	460.0	243.8

	2013	2012	2013	2012	2013	2012	2013	2012
Dec. 31	€ billion	€ billion	€ billion	€ billion	€ billion	€ billion	€ billion	€ billion

Segment assets	71.3	75.5	3.7	3.1	6.9	9.8	81.9	88.4
Segment liabilities (incl. equity)	70.3	76.1	3.7	3.1	7.9	9.2	81.9	88.4

As in the previous year, interest income generated from transactions with one single counterparty did not account for 10% or more of total interest income.

Notes to the balance sheet

(36)	Cash and balances with central banks

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Cash on hand	0.1	0.2	-0.1
Balances with central banks	32.4	204.2	-171.8

Total	32.5	204.4	-171.9

As in the previous year, the item “balances with central banks” consists of balances held with Deutsche Bundesbank.

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(37)	Loans and advances to banks

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Repayable on demand	304.4	808.4	-504.0
Term deposits	1,536.2	3,718.3	-2,182.1
Open market operations	0.0	800.1	-800.1
Promissory note loans/registered bonds	14,301.7	15,689.6	-1,387.9
Special promotional loans	33,307.1	29,661.1	3,646.0
thereof promotional contribution	-310.8	-291.1	-19.7
Global refinancing loans	201.6	385.9	-184.3
Other	99.9	100.6	-0.7

Total	49,750.9	51,164.0	-1,413.1

thereof: due after more than twelve months	45,410.7	42,320.8	3,089.9

(38)	Loans and advances to customers

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Repayable on demand	0.1	0.2	-0.1
Medium- and long-term loans	0.1	0.2	-0.1
Promissory note loans	5,232.0	4,241.3	990.7
thereof; loans to local authorities	5,198.2	4,189.7	1,008.5
Special promotional loans	336.9	409.1	-72.2
thereof promotional contribution	-0.1	-0.1	0.0
Other	1.5	1.6	-0.1

Total	5,570.6	4,652.4	918.2

thereof: due after more than twelve months	3,526.0	4,232.4	-706.4

(39)	Allowance for credit losses/promotional contribution in the lending business

	Promotional contribution		Specific valuation allowances		Portfolio valuation allowances

	2013 € million	2012 € million	2013 € million	2012 € million	2013 € million	2012 € million

As of Jan. 1	308.1	287.3	0.1	0.1	0.0	0.0
Addition	81.6	74.9	0.0	0.0	11.7	0.0
Utilization	58.7	54.1	0.0	0.0	0.0	0.0
Reversals	0.0	0.0	0.1	0.0	0.0	0.0

As of Dec. 31	331.0	308.1	0.0	0.1	11.7	0.0
thereof
Loans and advances to banks	310.8	291.1	0.0	0.0	11.0	0.0
Loans and advances to customers	0.1	0.1	0.0	0.1	0.1	0.0
Loan commitments	20.1	16.9	0.0	0.0	0.6	0.0

Total	331.0	308.1	0.0	0.1	11.7	0.0

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(40)	Fair value changes of hedged items in a portfolio hedge

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Fair value changes attributable to interest changes related to loans allocated to macro hedge accounting	677.3	1,210.7	-533.4

thereof: due after more than twelve months	671.9	1,198.9	-527.0

(41)	Positive fair values of derivative financial instruments

Derivatives are classified as follows according to economic hedging relationships:

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

As hedging instruments for:
Hedged items in hedge accounting (fair value hedge)	1,159.2	1,531.8	-372.6
Hedged items designated as at fair value	2,059.1	5,900.1	-3,841.0
Other hedged items	17.8	54.5	-36.7

Total	3,236.1	7,486.4	-4,250.3

thereof: due after more than twelve months	2,493.6	5,652.6	-3,159.0

Derivatives used to hedge other hedged items mainly result from hedging relationships that were ineffective in accordance with hedge accounting criteria as of the balance sheet date.

(42)	Financial assets

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Bonds	20,775.2	22,469.7	-1,694.5
Equity holdings	118.8	118.8	0.0
Other financial assets	0.4	0.2	0.2

Total	20,894.4	22,588.7	-1,694.3

thereof:
due after more than twelve months	17,645.0	18,574.4	-929.4
qualified as collateral	19,474.0	21,192.1	-1,718.1

Equity holdings were recognized at cost due to the absence of both quoted prices and relevant measurement parameters in accordance with IAS 39.46 (c). No write-downs were necessary as of December 31, 2013.

(43)	Investment property

The item ‘investment property’ includes one property that is fully leased to third parties. The expected useful life was estimated at 33 years.

There were no restrictions that could impede a disposal of this property.

No impairment losses had to be recognized for investment property as no permanent impairment was identified by the impairment test as required under IAS 36.

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Investment property changed as follows:

	2013 € million	2012 € million

Cost as of Jan. 1	19.8	19.7
Additions	0.0	0.1
Disposals	0.0	0.0
Accumulated depreciation	4.4	3.9
Depreciation	0.5	0.5

Carrying amount as of Dec. 31	15.4	15.9

The fair value of the property amounted to approx. € 18.8 million (as compared with 2012: approx. € 18.5 million). It was determined on the basis of the income capitalization approach taking into account an independent valuation opinion.

Other operating income included rental income of € 0.9 million (as compared with 2012: € 0.9 million). Expenditures directly attributable to the property in the amount of € 10.0 thousand (as compared with 2012: € 7.3 thousand) as well as real property tax of € 35.9 thousand (as compared with 2012: € 35.9 thousand) were reported in other operating expenses.

(44)	Property and equipment

Land and buildings include the owner-occupied office building at Hochstrasse 2, Frankfurt/Main, Germany. In addition, Rentenbank owns housing for employees that is not classified as investment property in accordance with IAS 40.9 (c), but is subject to the requirements of IAS 16. Therefore, they are classified as property and equipment.

Property and equipment changed as follows:

	Land and buildings		Operating and office equipment		Total

	2013 € million	2012 € million	2013 € million	2012 € million	2013 € million	2012 € million

Cost as of Jan. 1	23.1	23.1	10.3	9.6	33.4	32.7
Additions	0.0	0.0	1.5	1.3	1.5	1.3
Disposals	0.0	0.0	1.3	0.6	1.3	0.6
Accumulated depreciation	0.1	0.1	9.5	9.1	9.6	9.2
Depreciation	0.0	0.0	0.7	0.9	0.7	0.9
Accumulated impairment	1.7	1.7	0.0	0.0	1.7	1.7
Impairment	0.0	0.0	0.0	0.0	0.0	0.0

Carrying amount as of Dec. 31	21.3	21.3	1.0	1.2	22.3	22.5

Land was tested for impairment on the basis of current standard land values. As in the previous year, the impairment test did not indicate any requirement to recognize impairment losses for 2013.

(45)	Intangible assets

Intangible assets held within the Group comprise purchased and internally developed software.

Amortization is recognized in administrative expenses. As in the previous year, no impairment losses were required to be recognized in accordance with IAS 36.

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Intangible assets changed as follows:

	Acquired software		Internally generated software		Total

	2013 € million	2012 € million	2013 € million	2012 € million	2013 € million	2012 € million

Cost as of Jan. 1	16.2	7.4	8.3	10.4	24.5	17.8
Additions	4.4	9.6	0.0	0.5	4.4	10.1
Disposals	0.2	0.8	2.8	2.6	3.0	3.4
Accumulated amortization	5.1	2.0	4.9	7.6	10.0	9.6
Amortization	3.3	0.6	0.1	0.2	3.4	0.8

Carrying amount as of Dec. 31	15.3	14.2	0.6	0.7	15.9	14.9

(46)	Current income tax assets

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Tax refund claims	1.5	0.6	0.9
Income tax assets	0.4	0.5	-0.1

Total	1.9	1.1	0.8

Tax refund claims against the tax authorities resulted from transactions which were subject to capital gains tax. In addition, current income tax assets resulted from offsetting the tax-related prepayments with the taxes owed as reported in the tax assessment notice.

(47)	Deferred tax assets

The Group’s consolidated subsidiaries are subject to taxes. Rentenbank is exempt from corporation taxes in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz, KStG) and municipal trade taxes in accordance with Section 3 No. 2 of the German Municipal Trade Tax Act (Gewerbesteuergesetz, GewStG). The calculation of deferred taxes was generally based on a corporate income tax rate (including solidarity surcharge) of 15.8% (as compared with 2012: 15.8%) and a uniform municipal trade tax rate of 16.1% (as compared with 2012: 16.1%).

Deferred tax assets arise from existing loss carryforwards in the Group and from temporary differences between the IFRS financial statements and the tax base.

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Deferred tax assets from
tax loss carryforwards	1.3	0.9	0.4
temporary differences	0.2	0.0	0.2

Total	1.5	0.9	0.6

According to the most recent tax assessments as of December 31, 2012, tax loss carryforwards existed within the Group at DSV in an amount of € 51.3 million (as compared with 2012: € 50.5 million), of which € 26.7 million (as compared with 2012: € 26.3 million) related to corporation tax and € 24.6 million (as compared with 2012: € 24.2 million) to municipal trade tax. The loss carryforwards at DSV mainly result from impairment losses recognized in previous fiscal years.

LRB had tax loss carryforwards of € 73.1 million (as compared with 2012: € 73.0 million), € 68.8 million (as compared with 2012: € 67.7 million) of which related to corporation tax and € 4.3 million (as compared with 2012: € 5.3 million) to municipal trade tax. The loss carryforwards of LRB primarily refer to the amortization of equity holdings up until fiscal year 1999.

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Deferred taxes on tax loss carryforwards were calculated at DSV on the basis of a planning horizon of 20 years (starting January 1, 2006) for the discharge of the company’s pension obligations and the average earnings in recent years. Based on the assumption of expected negative earnings in the future, no deferred taxes were recognized on corporation tax or municipal trade tax.

The planning horizon of LRB was set at five years due to the lack of visibility of its income, which is mainly generated from dividend payments.

A deferred tax asset of € 162.2 thousand (2012: deferred tax liability of € 172.0 thousand) was recognized for the difference between the amounts reported for pension provisions in the tax accounts and the IFRS balance sheet in the amount of € -0.5 million (as compared with 2012: € 0.5 million).

	Dec. 31, 2012 € million	Utilization € million	Additions € million	Dec. 31, 2013 € million

DSV
Corporation tax	0.0	0.0	0.1	0.1
Municipal trade tax	0.0	0.0	0.1	0.1

DSV, total	0.0	0.0	0.2	0.2

LRB
Corporation tax	0.0	0.0	0.0	0.0
Municipal trade tax	0.9	0.2	0.6	1.3

LRB, total	0.9	0.2	0.6	1.3

Total	0.9	0.2	0.8	1.5

(48)	Other assets

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Cash collateral from collateral management (payable on demand)	1,711.3	1,033.5	677.8
Prepaid expenses	1.4	1.2	0.2
Other	0.9	0.9	0.0

Total	1,713.6	1,035.6	678.0

(49)	Liabilities to banks

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Repayable on demand	0.0	1.0	-1.0
Term deposits	1,404.0	204.0	1,200.0
Open market operations	1,750.0	0.0	1,750.0
Registered bonds and promissory note loans	1,136.6	1,405.4	-268.8
Global loans	1,259.3	1,257.6	1.7

Total	5,549.9	2,868.0	2,681.9

thereof: due after more than twelve months	2,279.2	2,274.1	5.1

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(50)	Liabilities to customers

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Repayable on demand	104.7	67.6	37.1
Term deposits	303.5	39.4	264.1
Registered bonds and promissory note loans	4,679.1	5,592.9	-913.8
Loan agreements	36.8	47.4	-10.6
Other	24.7	55.3	-30.6

Total	5,148.8	5,802.6	-653.8

thereof: due after more than twelve months	4,705.7	4,977.9	-272.2

(51)	Securitized liabilities

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Medium-term notes	46,256.8	48,946.3	-2,689.5
Global bonds	10,632.7	12,432.6	-1,799.9
Euro commercial papers	3,912.5	5,190.7	-1,278.2
Bearer bonds	58.9	61.6	-2.7
Covered Rentenbank bonds	0.0	1.1	-1.1

Total	60,860.9	66,632.3	-5,771.4

thereof: due after more than twelve months	48,628.4	50,732.9	-2,104.5

(52)	Negative fair values of derivative financial instruments

Derivatives are classified as follows according to economic hedging relationships:

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

As hedging instruments for:
Hedged items hedge accounting (fair value hedge)	3,487.5	4,296.9	-809.4
Hedged items designated as at fair value	2,188.9	940.8	1,248.1
Other hedged items	120.2	594.5	-474.3

Total	5,796.6	5,832.2	-35.6

thereof: due after more than twelve months	4,730.6	4,678.1	52.5

Derivatives used to hedge other hedged items mainly result from hedging relationships that were ineffective in accordance with hedge accounting criteria as of the balance sheet date.

(53)	Provisions

	Dec. 31, 2012 € million	Utilization € million	Reversals € million	Additions € million	Dec. 31, 2013 € million

Pension provisions	110.0	5.6	0.1	12.2	116.5
Other provisions	12.4	1.2	0.3	4.2	15.1

Total	122.4	6.8	0.4	16.4	131.6

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a)	Provisions for pensions and similar obligations

The changes in pension obligations and the amounts recognized in the consolidated statement of comprehensive income are shown in the following table:

	Jan. 1 to Dec. 31, 2013 € million	Jan. 1 to Dec. 31, 2012 € million	Change in € million

Present value of pension obligations as of Jan. 1	110.0	91.3	18.7
Current service cost	2.3	1.7	0.6
Interest cost	3.6	4.1	-0.5
Deferred compensation	0.4	0.5	-0.1
Actuarial gains (-)/losses (+) from changes in
demographic assumptions	3.4	0.1	3.3
financial assumptions	2.4	17.9	-15.5
Pension benefits paid	-5.6	-5.6	0.0

Present value of pension obligations as of Dec. 31	116.5	110.0	6.5

Current service cost and interest cost are recognized as administrative expenses, while actuarial gains or losses are included in the revaluation reserve.

Of the pension provisions, € 111.0 million (as compared with 2012: € 104.6 million) were due after more than twelve months.

Pension obligations were primarily calculated on the basis of the following actuarial assumptions:

	Dec. 31, 2013	Dec. 31, 2012

Discount rate	3.25%	3.40%
Future salary increases
Increase based on collective wage agreement	2.25%	2.25%
Career trend until the age of 45	1.00%	1.00%
Future pension increases	2.00%	2.00%
Rate of inflation	2.00%	2.00%
Staff turnover rate	2.00%	2.00%

The sensitivity analysis shows how changes in the significant measurement assumptions would have impacted pension obligations as of December 31, 2013:

Measurement parameters	Sensitivity	Effect on pension obligations Dec. 31, 2013

Discount rate	0.50%	-7.6
	-0.50%	8.5
Salary increases	0.50%	7.5
	-0.50%	-6.8
Rate of inflation/future pension increases	0.25%	1.2
	-0.25%	-1.2
Life expectancy	+ 1 year	6.4
	- 1 year	-6.5

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The maturity profile shows which cash flows will likely be associated with the pension obligations:

	Dec. 31, 2013 € million	Dec. 31, 2012 € million

Expected benefit payments during the year
2014	5.6	5.4
2015	5.6	5.4
2016	5.7	5.5
2017	5.8	5.6
2018	5.9	5.7
2019 to 2023 (2022)	29.5	22.8

Duration	15 years	15 years

b)	Other provisions

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Run down of a former equity holding	5.9	6.5	-0.6
Promotion of agriculture	6.0	3.0	3.0
Other provisions	3.2	2.9	0.3

Total	15.1	12.4	2.7

The provisions for the run down of a former equity holding relate to the obligation contractually assumed by Rentenbank to cover pension benefit payments of Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt/Main, which currently is in liquidation. Rentenbank, together with the other shareholders of DGL, has undertaken to contribute pro-rata coverage amounts in order to secure the solvency of DGL until its expected liquidation in roughly 50 years.

Provisions for the promotion of agriculture relate to unallocated amounts from the promotional fund and the ‘Research on Agricultural Innovation’ program.

Other provisions primarily included provisions for potential payments for service anniversaries, early retirement or litigation costs.

(54)	Subordinated liabilities

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Medium-term notes	512.7	698.8	-186.1
Loan agreements	108.9	157.8	-48.9
Promissory note loans	65.2	67.8	-2.6

Total	686.8	924.4	-237.6

thereof: due after more than twelve months	681.9	792.2	-110.3

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(55)	Deferred tax liabilities

Deferred tax liabilities from temporary differences between the IFRS balance sheet and the tax accounts were reversed as of December 31, 2013.

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Temporary differences	0.0	0.2	-0.2

Total	0.0	0.2	-0.2

	Dec. 31, 2012 € thousand	Reversals € thousand	Additions € thousand	Dec. 31, 2013 € thousand

DSV
Corporation tax	85.3	85.3	0.0	0.0
Municipal trade tax	86.7	86.7	0.0	0.0

Total	172.0	172.0	0.0	0.0

(56)	Other liabilities

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Cash collateral from collateral management (payable on demand)	524.8	3,669.7	-3,144.9
Discounted promotional contribution	20.1	16.9	3.2
Deferred income	9.7	16.2	-6.5
Accruals	5.5	5.7	-0.2
Other liabilities	3.4	4.4	-1.0

Total	563.5	3,712.9	-3,149.4

Rentenbank received cash collateral from collateral agreements (Credit Support Annex). This cash collateral is determined from the positive fair values based on counterparties in consideration of the agreed allowance amounts and minimum transfer amounts.

Discounted promotional contributions relate to the interest subsidies and lump-sum administrative costs for committed special promotional loans that have not yet been disbursed.

The deferred income item includes the discounted prepayments of interest rate reductions. These interest rate reductions lower interest cost and are granted by the German federal states within the framework of investment support programs. These interest rate reductions are passed on by Rentenbank to the agricultural sector in connection with its promotional loans.

Accruals mainly include obligations related to supplementary grants to employees.

Other liabilities primarily include liabilities to the tax authorities amounting to € 1.2 million (compared with 2012: € 1.3 million).

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(57)	Equity

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Subscribed capital	135.0	135.0	0.0
Retained earnings
Principal reserve	858.2	769.9	88.3
Guarantee reserve	67.4	115.9	-48.5
Other retained earnings	2,073.9	1,667.0	406.9

Total retained earnings	2,999.5	2,552.8	446.7
Revaluation reserve
Unrealized gains/losses from available-for-sale instruments	70.8	-179.6	250.4
Actuarial gains/losses from pension obligations	-24.3	-18.5	-5.8

Revaluation reserve, total	46.5	-198.1	244.6
Distributable profit	13.3	12.8	0.5

Total	3,194.3	2,502.5	691.8

The principal reserve and the guarantee reserve pursuant to Rentenbank’s Governing Law are transferred from Rentenbank’s annual financial statements to the consolidated financial statements. The remaining net income for the year is transferred to other retained earnings after deducting distributable profit.

Notes to financial instruments

(58)	Financial instruments by measurement categories

Dec. 31, 2013	Loans and receivables	Available for sale	Held to maturity	Held for trading	Designated as at fair value	Total
	€ million	€ million	€ million	€ million	€ million	€ million

Balances with central banks	32.4					32.4
Loans and advances to banks	41,142.7				8,608.2	49,750.9
Loans and advances to customers	5,269.5				301.1	5,570.6
Fair value changes of hedged items in a portfolio hedge	677.3					677.3
Positive fair values of derivative financial instruments				3,236.1		3,236.1
Financial assets		13,148.1	3,018.0		4,728.3	20,894.4
Other assets	1,711.3					1,711.3

Total assets	48,833.2	13,148.1	3,018.0	3,236.1	13,637.6	81,873.0

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	Other liabilities	Held for trading	Designated as at fair value	Total
	€ million	€ million	€ million	€ million

Liabilities to banks	1,071.9		4,478.0	5,549.9
Liabilities to customers	3,423.0		1,725.8	5,148.8
Securitized liabilities	20,894.1		39,966.8	60,860.9
Negative fair values of derivative financial instruments		5,796.6		5,796.6
Subordinated liabilities	65.2		621.6	686.8
Other liabilities	525.0			525.0

Total liabilities	25,979.2	5,796.6	46,792.2	78,568.0

Dec. 31, 2012
	Loans and receivables	Available for sale	Held to maturity	Held for trading	Designated as at fair value	Total
	€ million	€ million	€ million	€ million	€ million	€ million

Balances with central banks	204.2					204.2
Loans and advances to banks	38,364.7				12,799.3	51,164.0
Loans and advances to customers	4,299.8				352.6	4,652.4
Fair value changes of hedged items in a portfolio hedge	1,210.7					1,210.7
Positive fair values of derivative financial instruments				7,486.4		7,486.4
Financial assets		14,240.7	2,422.5		5,925.5	22,588.7
Other assets	1,033.5					1,033.5

Total assets	45,112.9	14,240.7	2,422.5	7,486.4	19,077.4	88,339.9

	Other liabilities	Held for trading	Designated as at fair value	Total
	€ million	€ million	€ million	€ million

Liabilities to banks	1,336.0		1,532.0	2,868.0
Liabilities to customers	4,234.8		1,567.8	5,802.6
Securitized liabilities	18,859.9		47,772.4	66,632.3
Negative fair values of derivative financial instruments		5,832.2		5,832.2
Subordinated liabilities	67.8		856.6	924.4
Other liabilities	3,669.9			3,669.9

Total liabilities	28,168.4	5,832.2	51,728.8	85,729.4

(59)	Financial instruments designated as at fair value

	Loans and advances		Financial assets		Liabilities

	2013	2012	2013	2012	2013	2012
	€ million	€ million	€ million	€ million	€ million	€ million

Maximum exposure to credit risk Dec. 31	8,909.3	13,151.9	4,728.3	5,925.5	—	—
Fair value changes attributable to changes in credit risk
– during the period	0.9	-3.2	-0.6	-5.5	0.0	0.0
– accumulated	-0.7	-55.7	-4.5	-91.9	0.0	0.0

Fair value changes attributable to changes in credit risk are determined as the amount of the fair value changes that is not attributable to changes in market conditions that give rise to market price risk. This means that the amount is determined on the basis of measurement effects resulting from changes to the credit rating of business partners or Rentenbank’s own credit rating.

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The measurement of liabilities only included market-related changes for the year under review and the previous years. The credit rating of Rentenbank, and hence that of its liabilities, did not change in 2013 or in previous years.

	Liabilities

	Dec. 31, 2013	Dec. 31, 2012	Change in
	€ million	€ million	€ million

Carrying amount	42,864.6	50,844.3	-7,979.7
Repayment at maturity	42,668.2	49,701.4	-7,033.2
Difference	-196.4	-1,142.9	946.5
thereof: Capitalization of due interest	-962.1	-1,052.5	90.4

The difference between the carrying amount and contractually agreed repayment at maturity results from the capitalization of due interest, particularly in the case of zero coupon bonds, in addition to the measurement at fair value.

(60)	Net gains or losses by measurement categories

	Income Statement				Other comprehensive income

	Net result from financial assets		Result from fair value measurement and from hedge accounting		Result from available-for-sale instruments

	2013	2012	2013	2012	2013	2012
	€ million	€ million	€ million	€ million	€ million	€ million

Held for trading	0.0	0.0	-58.8	-211.0	0.0	0.0
Designated as at fair value	0.0	0.0	1,003.3	-356.8	0.0	0.0
Loans and receivables	0.0	0.0	-864.4	736.2	0.0	0.0
Available for sale	0.0	3.1	-385.2	275.0	248.3	575.3
Held to maturity	0.0	0.0	0.0	0.0	2.1	8.5
Other liabilities	0.0	0.0	526.3	-499.1	0.0	0.0

Total	0.0	3.1	221.2	-55.7	250.4	583.8

(61)	Disclosures on fair value

The following overviews show financial instruments carried at fair value in the balance sheet:

Dec. 31, 2013	Fair Value	Quoted prices on active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	€ million	€ million	€ million	€ million

Loans and advances to banks	8,608.2	0.0	4,899.5	3,708.7
Loans and advances to customers	301.1	0.0	299.5	1.6
Positive fair values of derivative financial instruments	3,236.1	0.0	3,236.1	0.0
Financial assets	17,757.6	11,069.2	6,639.2	49.2

Total assets	29,903.0	11,069.2	15,074.3	3,759.5

Liabilities to banks	4,478.0	0.0	4,478.0	0.0
Liabilities to customers	1,725.8	0.0	467.8	1,258.0
Securitized liabilities	39,966.8	19,671.3	20,139.1	156.4
Negative fair values of derivative financial instruments	5,796.6	0.0	5,796.6	0.0
Subordinated liabilities	621.6	0.0	0.0	621.6

Total liabilities	52,588.8	19,671.3	30,881.5	2,036.0

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Loans and advances to banks included in Level 3 mainly refer to special promotional loans granted at a reduced rate of interest.

Dec. 31, 2012	Fair Value	Quoted prices on active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	€ million	€ million	€ million	€ million

Loans and advances to banks	12,799.3	0.0	4,518.4	8,280.9
Loans and advances to customers	352.6	0.0	0.0	352.6
Positive fair values of derivative financial instruments	7,486.4	0.0	7,486.4	0.0
Financial assets	20,047.4	15,520.1	4,417.1	110.2

Total assets	40,685.7	15,520.1	16,421.9	8,743.7

Liabilities to banks	1,532.0	0.0	1,532.0	0.0
Liabilities to customers	1,567.8	0.0	290.6	1,277.2
Securitized liabilities	47,772.4	31,551.4	16,104.0	117.0
Negative fair values of derivative financial instruments	5,832.2	0.0	5,832.2	0.0
Subordinated liabilities	856.6	0.0	0.0	856.6

Total liabilities	57,561.0	31,551.4	23,758.8	2,250.8

With respect to the carrying amounts as of December 31, 2013, transfers were performed between Levels 1 and 2:

	Dec. 31, 2013	Dec. 31, 2012
	€ million	€ million

Transfers from Level 1 to Level 2
Financial assets	3,500.0	2,977.3
Securitized liabilities	8,761.8	6,759.1
Transfers from Level 2 to Level 1
Financial assets	0.0	507.0
Securitized liabilities	0.0	1,625.9

The reason for these transfers was either the availability or the absence of quoted prices on active markets.

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Reconciliation for measurements at fair value in Level 3:

	Loans and advances to banks		Loans and advances to customers		Financial assets

	2013	2012	2013	2012	2013	2012
	€ million	€ million	€ million	€ million	€ million	€ million

Fair value as of Jan. 1	8,280.9	0.0	352.6	0.0	110.2	0.0
Transfers to Level 3	0.0	8,217.7	0.0	353.4	16.6	90.7
Transfers from Level 3	3,058.5	0.0	299.3	0.0	0.0	0.0
Gains and losses recognized
in the income statement	-28.0	48.6	-1.7	-1.1	-4.2	-2.1
in other comprehensive income	0.0	0.0	0.0	0.0	-0.1	0.1
Purchases	0.0	0.0	0.0	0.0	0.0	20.5
Sales	0.0	0.0	0.0	0.0	0.0	0.0
Settlements	1,478.1	0.0	50.0	0.0	72.7	0.0
Change in accrued interest	-7.6	14.6	0.0	0.3	-0.6	1.0

Fair value as of Dec. 31	3,708.7	8,280.9	1.6	352.6	49.2	110.2

Unrealized gains and losses recognized in the income statement relating to assets held as of Dec. 31	-25.5	48.6	-1.4	-1.1	-4.3	-2.1

The transfers from Level 3 for loans and advances to banks and customers related to promissory note loans and registered debt securities. In the previous year, the credit spread for these financial instruments were largely based on unobservable inputs. In fiscal year 2013, these unobservable inputs could be replaced by associated observable market parameters.

	Liabilities to customers		Securitized liabilities		Subordinated liabilities

	2013	2012	2013	2012	2013	2012
	€ million	€ million	€ million	€ million	€ million	€ million

Fair value as of Jan. 1	1,277.2	0.0	117.0	0.0	856.6	0.0
Transfers to Level 3	0.0	940.8	178.7	125.5	0.0	844.6
Transfers from Level 3	0.0	0.0	117.0	0.0	0.0	0.0
Gains and losses recognized
in the income statement	-44.6	-323.7	22.1	11.7	111.9	-6.6
in other comprehensive income	0.0	0.0	0.0	0.0	0.0	0.0
New issues	0.0	0.0	0.0	0.0	0.0	0.0
Settlements	63.8	0.0	0.0	0.0	120.4	0.0
Change in accrued interest	0.0	12.7	-0.2	3.2	-2.7	5.4

Fair value as of Dec. 31	1,258.0	1,277.2	156.4	117.0	621.6	856.6

Unrealized gains and losses recognized in the income statement relating to liabilities held as of Dec. 31	-42.4	-323.7	22.1	11.7	107.8	-6.6

Transfers are always recognized at the beginning of the reporting period, irrespective of the actual time of the event that triggered the transfer.

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The following unobservable inputs were used to determine the fair value in Level 3:

Dec. 31, 2013	Fair value € million	Measurement technique	Significant unobservable inputs	Range (weighted average) in bps	Sensitivity +40bps € million

Loans and advances to banks	3,708.7	Discounted cash flow	Credit spread for special promotional loans with repayment structures	-5 to 36 (4.3)	-44.8
Loans and advances to customers	1.6	Discounted cash flow	Credit spread for promissory note loans of companies	17 to 1,293 (0.4)	0.0
Financial assets	49.2	Discounted cash flow	Credit spread for bonds with indemnity agreements	-6 to 5 (-3)	-0.4
Liabilities to customers	1,258.0	Discounted cash flow	Credit spread for own issues in EUR for terms to maturity of > 9 years	-2 to 28 (14)	97.4
Securitized liabilities	156.4	Discounted cash flow	Credit spread for own issues in NOK	4 to 7 (4.7)	0.0
Subordinated liabilities	621.6	Discounted cash flow	Credit spread for subordinated issues	0 to 48 (15.2)	26.1

Dec. 31, 2012	Fair value € million	Measurement technique	Significant unobservable inputs	Range (weighted average) in bps	Sensitivity +40bps € million

Loans and advances to banks	8,280.9	Discounted cash flow	Credit spread for loans	-79 to 1,293 (13.4)	-101.4
Loans and advances to customers	352.6	Discounted cash flow	Credit spread for loans	1 to 6,846 (31.9)	-3.6
Financial assets	110.2	Discounted cash flow	Credit spread for bonds with indemnity agreements	-1 to 5 (3.3)	-0.6
			Credit spread for bonds guaranteed by foreign governments	-26 (-26)	-0.1
			Credit spread for unsecured bonds with BBB rating	322 (322)	0.0
Liabilities to customers	1,277.2	Discounted cash flow	Credit spread for own issues in EUR for terms to maturity of > 9 years	6 to 26 (17)	115.6
Securitized liabilities	117.0	Discounted cash flow	Credit spread for own issues in BRL	20 (20)	0.0
Subordinated liabilities	856.6	Discounted cash flow	Credit spread for subordinated issues	2 to 45 (24.1)	34.1

Disclosure of fair value in the notes:

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The carrying amount is compared with the fair value for all financial instruments not recognized at fair value in the balance sheet.

	Dec. 31, 2013			Dec. 31, 2012

	Fair value € million	Carrying amount € million	Difference € million	Fair value € million	Carrying amount € million	Difference € million

Cash and balances with central banks	32.4	32.4	0.0	204.2	204.2	0.0
Loans and advances to banks	41,819.5	41,142.7	676.8	39,985.6	38,364.7	1,620.9
Loans and advances to customers	5,319.2	5,269.5	49.7	4,386.5	4,299.8	86.7
Fair value changes of hedged items in a portfolio hedge	677.3	677.3	0.0	1,210.7	1,210.7	0.0
Financial assets	3,124.1	3,018.0	106.1	2,552.1	2,422.5	129.6

Total assets	50,972.5	50,139.9	832.6	48,339.1	46,501.9	1,837.2

Liabilities to banks	1,117.3	1,071.9	45.4	1,399.5	1,336.0	63.5
Liabilities to customers	3,469.4	3,423.0	46.4	4,390.7	4,234.8	155.9
Securitized liabilities	21,051.1	20,894.1	157.0	19,005.7	18,859.9	145.8
Subordinated liabilities	63.7	65.2	-1.5	67.0	67.8	-0.8

Total liabilities	25,701.5	25,454.2	247.3	24,862.9	24,498.5	364.4

Financial assets include equity holdings in two banks and several companies at a total carrying amount of € 118.8 million (as compared with 2012: € 118.8 million). The fair value of these equity holdings could not be reliably measured. The equity holdings are not traded on an active market so that no quoted prices are available. A model-based measurement is not possible either as the future cash flows cannot be reliably estimated. There is no intention to dispose of these equity holdings.

The fair values disclosed in the notes are assigned to the following hierarchy levels:

Dec. 31, 2013	Fair value	Quoted prices on active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	€ million	€ million	€ million	€ million

Loans and advances to banks	41,819.5	0.0	11,413.4	30,406.1
Loans and advances to customers	5,319.2	0.0	4,946.4	372.8
Fair value changes of hedged items in a portfolio hedge	677.3	0.0	677.3	0.0
Financial assets	3,124.1	1,519.5	1,604.6	0.0
Investment property	18.8	0.0	0.0	18.8

Total assets	50,958.9	1,519.5	18,641.7	30,797.7

Liabilities to banks	1,117.3	0.0	1,086.8	30.5
Liabilities to customers	3,469.4	0.0	2,277.6	1,191.8
Securitized liabilities	21,051.1	17,814.5	3,236.6	0.0
Subordinated liabilities	63.7	0.0	0.0	63.7

Total liabilities	25,701.5	17,814.5	6,601.0	1,286.0

Loans and advances to banks and customers included in Level 3 mainly refer to special promotional loans granted at a reduced rate of interest.

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Dec. 31, 2012	Fair value	Quoted prices on active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	€ million	€ million	€ million	€ million

Loans and advances to banks	39,985.6	0.0	0.0	39,985.6
Loans and advances to customers	4,386.5	0.0	0.0	4,386.5
Fair value changes of hedged items in a portfolio hedge	1,210.7	0.0	1,210.7	0.0
Financial assets	2,552.1	2,065.6	486.5	0.0
Investment property	18.5	0.0	0.0	18.5

Total assets	48,153.4	2,065.6	1,697.2	44,390.6

Liabilities to banks	1,399.5	0.0	1,367.4	32.1
Liabilities to customers	4,390.7	0.0	3,171.8	1,218.9
Securitized liabilities	19,005.7	17,868.7	1,137.0	0.0
Subordinated liabilities	67.0	0.0	0.0	67.0

Total liabilities	24,862.9	17,868.7	5,676.2	1,318.0

(62)	Derivatives

Breakdown by risk:

	Notional amounts		Positive fair values		Negative fair values

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Dec. 31, 2013 € million	Dec. 31, 2012 € million

Interest rate risks	91,070.6	89,243.6	1,921.5	2,816.0	3,775.0	5,008.2
Currency risks	40,292.8	48,700.0	1,310.5	4,667.1	2,021.6	824.0
Share price risk and other price risks	30.0	30.0	4.1	3.3	0.0	0.0

Total	131,393.4	137,973.6	3,236.1	7,486.4	5,796.6	5,832.2

Breakdown by counterparty:

	Notional amounts		Positive fair values		Negative fair values

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Dec. 31, 2013 € million	Dec. 31, 2012 € million

Banks in OECD countries	119,186.7	126,349.7	2,852.9	6,638.0	5,352.1	5,293.1
Non-banks in OECD countries	10,437.5	9,565.1	381.7	846.3	294.7	317.3
Public-sector entities in OECD countries	1,769.2	2,058.8	1.5	2.1	149.8	221.8

Total	131,393.4	137,973.6	3,236.1	7,486.4	5,796.6	5,832.2

Other disclosures

(63)	Capital management

The investment of capital in the Capital Investment segment is decided by the Board of Managing Directors. Forecasted interest rate trends as well as maturity structures are of major significance in this context.

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(64)	Regulatory capital

In accordance with IAS 1.135, disclosures have to be made on regulatory own funds in the consolidated financial statements.

The Group’s regulatory own funds were determined pursuant to the provisions of Sections 10 and 10a of the German Banking Act (Kreditwesengesetz, KWG). Pursuant to the option set out in Section 10a (7), we did not use the IFRS consolidated financial statements as the basis. The amount of own funds was determined in accordance with Section 64h (4) KWG using the aggregation method, on the basis of the HGB financial statements of the Group companies. Accordingly, there are differences in the amounts reported for the following items between both the IFRS consolidated financial statements and the HGB financial statements. Under the aggregation method, the own funds of the companies included in the consolidated financial statements are not consolidated, but aggregated, while the carrying amounts of the equity holdings are deducted. Own funds comprise Tier 1 capital and Tier 2 capital (liable capital).

The composition of aggregated own funds as of December 31, 2013 on the basis of the HGB values is shown in the following table:

	Dec. 31, 2013	Dec. 31, 2012	Change in
	€ million	€ million	€ million

Subscribed capital	176	176	0
Disclosed reserves	920	882	38
Fund for general banking risks	2,175	1,884	291
Intangible assets	-18	-15	-3
Loss carryforward	-13	-13	0

Tier 1 capital	3,240	2,914	326
Subordinated liabilities	623	765	-142
Other components	100	79	21
Tier 2 capital	723	844	-121
Liable capital	3,963	3,758	205

Tier 3 capital	0	0	0
thereof tier 3 capital utilized	0	0	0

Own funds, total	3,963	3,758	205

Pursuant to the German Solvency Regulation, the Tier 1 capital ratio and the total capital ratio may not fall below 4% and 8%, respectively.

The following key figures were calculated for the Group as of the reporting date:

	Dec. 31, 2013%	Dec. 31, 2012%

Tier 1 capital ratio pursuant to SolvV	23.9	21.9
Total capital ratio pursuant to SolvV	29.3	28.2

The regulatory requirements regarding own funds were fulfilled at all times in the reporting year – as in the previous year.

(65)	Assets pledged or accepted as collateral

Derivatives are entered into by the Group exclusively to hedge existing and foreseeable market price risks. Only counterparties from EU/OECD countries are chosen for such transactions. Rentenbank has concluded master netting agreements with all counterparties and entered into collateral agreements based on these. These agreements provide for cash deposits denominated exclusively in euros to secure the positive fair values from derivatives exceeding the contractually agreed allowance amounts and minimum transfer amounts, which depend on the credit quality. In return, Rentenbank undertakes to provide cash deposits denominated in euros in the case of negative fair values if these exceed the corresponding allowance and minimum transfer

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amounts. The interest applied to the collateral provided and accepted is the EONIA rate. Interest payments are made on a monthly basis.

Positive and negative fair values of derivative financial instruments are not offset pursuant to IAS 32.42, but reported on a gross basis.

	Positive fair values		Negative fair values

	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
	€ million	€ million	€ million	€ million

Gross carrying amount	3,236.1	7,486.4	5,796.6	5,832.2
Cash collateral from collateral management	524.8	3,669.7	1,711.3	1,033.5

The following assets are registered as collateral in the cover register for covered bonds in the amount of € 1,342.6 million (as compared with 2012: € 2,347.9 million):

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Loans and advances to banks	4,960.0	6,718.5	-1,758.5
Loans and advances to customers	572.4	627.4	-55.0

In order to ensure solvency, freely available refinancing facilities existed in the nominal amount of € 20,169 million (as compared with 2012: € 24,104 million) as of the balance sheet date. As of December 31, 2013, Rentenbank took out secured term deposits in the amount of € 800 million (as compared with 2012: € 0 million). At year-end 2013, securities in a nominal value of € 1,750 million were deposited with Deutsche Bundesbank in connection with open market operations.

As of December 31, 2013, receivables from money market business of € 1.1 billion (as compared with 2012: € 2.5 billion) were owed by Eurex Clearing AG. Rentenbank had received securities as collateral in a nominal amount of € 1.1 billion (as compared with 2012: € 2.5 billion). Within the scope of the collateral agreement, securities were provided as initial margin in a nominal amount of € 0.4 billion (as compared with 2012: € 1.5 billion).

(66)	Contingent liabilities and other commitments

	Dec. 31, 2013 € million	Dec. 31, 2012 € million	Change in € million

Contingent liabilities
Liabilities from guarantees and indemnity agreements	2.0	3.0	-1.0
Other commitments
Irrevocable loan commitments	115.2	496.2	-381.0

Total	117.2	499.2	-382.0

Contingent liabilities only consist of default guarantees for loans subject to interest subsidies. Rentenbank has back-to-back guarantees granted by the government that fully collateralize the default guarantees. Drawdowns resulting from the guarantees are not expected.

Other commitments include irrevocable loan commitments from the lending business. These commitments are expected to be drawn down in 2014.

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(67)	Equity holdings

	Subscribed capital		Shareholding		Included in the consolidated financial statements

	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
	€ million	€ million	%	%

LR-Beteiligungsgesellschaft mbH, Frankfurt	28.6	28.6	100.0	100.0	yes	yes
DSV Silo- und Verwaltungsgesellschaft mbH, Fankfurt	17.9	17.9	100.0	100.0	yes	yes
Getreide-Import-Gesellschaft mbH, Frankfurt	7.7	7.7	100.0	100.0	no	no
Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt	8.7	8.7	25.1	25.1	no	no
LAND-DATA Beteiligungs GmbH, Hannover	0.8	0.8	10.9	10.9	no	no
LAND-DATA GmbH, Hannover	1.0	1.0	10.9	10.9	no	no
Landgesellschaft Mecklenburg Vorpommern mbH, Leezen	10.2	10.2	9.8	9.8	no	no
Niedersächsische Landgesellschaft mbH, Hannover	0.8	0.8	6.3	6.3	no	no
Landgesellschaft Sachsen-Anhalt mbH, Magdeburg	9.2	9.2	5.6	5.6	no	no
DZ BANK AG Deutsche Zentral Genossenschaftsbank, Frankfurt	3,160.1	3,160.1	3.4	3.4	no	no
Landgesellschaft Schleswig-Holstein mbH, Kiel	27.5	27.5	3.2	3.2	no	no

The shares held in Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt/Main, were not included in the consolidated financial statements based on materiality. The remaining companies are neither controlled nor can a significant influence be exercised on these companies. Therefore, the interests held in these companies are reported as financial assets.

The currently available financial information pursuant to HGB of the associate Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt/Main, can be summarized as follows:

	Dec. 31, 2012 € thousand	Dec. 31, 2011 € thousand

Assets	21,554.1	22,588.1
Liabilities	13,936.7	14,807.2
Net loss	-0.2	-0.2

(68)	Related party disclosures

In accordance with IAS 24, transactions between related parties and the Group of Rentenbank must be disclosed. Related parties are the members of the Board of Managing Directors and of the Board of Supervisory Directors, the Federal Ministry of Food and Agriculture as well as the subsidiaries and associates not included in the consolidated financial statements using the equity method (Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main).

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The following transactions were carried out with related parties:

	Board of Managing Directors		Subsidiaries		Associates

	Dec. 31, 2013 € thousand	Dec. 31, 2012 € thousand	Dec. 31, 2013 € thousand	Dec. 31, 2012 € thousand	Dec. 31, 2013 € thousand	Dec. 31, 2012 € thousand

Deposits	172.4	289.6	472.2	9,160.5	437.6	430.5

The deposits mentioned are unsecured, bear floating-rate interest, are payable on demand and correspond to the generally applicable terms and conditions for Rentenbank employees. Loan and securities transactions were not entered into.

Provisions of € 5.9 million (as compared with 2012: € 6.5 million) relate to the contractually assumed obligation by Rentenbank to cover pension benefit payments of Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt/Main, which currently is in liquidation.

In the reporting year, Getreide-Import-Gesellschaft mbH, Frankfurt/Main, (GiG) granted a loan to the Group in the amount of € 8.5 million. Interest payments made in connection with this loan amounted to € 6.6 thousand. The Group has concluded a management service agreement with GiG. Income received from this agreement amounted to € 90.3 thousand (as compared with 2012: € 89.4 thousand). In 2013, GiG incurred expenses of € 7.5 thousand (as compared with 2012: € 4.5 thousand) for internal audit services provided by the Group. GiG had a claim towards the Group for 2013 in the amount of € 108.8 thousand (as compared with 2012: € 54.9 thousand) resulting from obligations related to pension plan deficits. Based on a profit and loss transfer agreement, the Group absorbed the net loss of GiG in the amount of € 70.0 thousand (as compared with 2012: € 62.7 thousand).

In 2013, Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt/Main made payments in the amount of € 24.6 thousand (as compared with 2012: € 24.6 thousand) to Rentenbank based on a service agreement.

The Group did not enter into any transactions with members of the Board of Supervisory Directors.

Rentenbank is subject to the supervision of the German Federal Ministry of Food and Agriculture (the supervisory authority), which makes its decisions by mutual agreement with the German Federal Ministry of Finance. The supervisory authority ensures that the operations of Rentenbank are in line with the public interest, particularly as regards the promotion of agriculture and rural areas as well as compliance with Laws and its Statutes.

As in the previous year, no significant transactions were carried out in 2013 with the supervisory authority or with companies that are controlled by the supervisory authority or where the supervisory authority exercises significant influence.

The following remuneration was determined for the individual members of the Board of Managing Directors for fiscal year 2013:

	Fixed remuneration		Variable remuneration		Other remuneration		Total remuneration

	2013	2012	2013	2012	2013	2012	2013	2012
	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand

Hans Bernhardt	510.0	510.0	245.0	235.0	37.0	35.9	792.0	780.9
Dr. Horst Reinhardt	510.0	510.0	245.0	235.0	24.7	24.6	779.7	769.6

Total	1,020.0	1,020.0	490.0	470.0	61.7	60.5	1,571.7	1,550.5

Remuneration is classified exclusively as current benefits since they are paid within twelve months after the end of the fiscal year.

The pension obligations due to members of the Board of Managing Directors amounted to € 6,438.6 thousand as of December 31, 2013 (as compared with 2012: € 5,792.3 thousand). The portion of the additions to

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pension provisions related to members of the Board of Managing Directors to be classified as personnel expenses amounted to € 421.6 thousand in fiscal 2013 (as compared with 2012: € 292.9 thousand).

Pension and other obligations to former members of the Board of Managing Directors and former managing directors as well as their surviving dependants totaled € 18,122.2 thousand (as compared with 2012: € 17,700.5) as of December 31, 2013. Benefits and other remuneration paid in the reporting period amounted to € 1,247.9 thousand (as compared with 2012: € 1,219.6 thousand).

In accordance with the remuneration regulations, the Chairman of the Board of Supervisory Directors receives a fixed remuneration of € 30.0 thousand (2012: € 30.0 thousand), his Deputy Chairman € 20.0 thousand (2012: € 20.0 thousand) and all other members of the Board of Supervisory Directors receive basic annual remuneration of € 10.0 thousand each (2012: € 10.0 thousand). In addition, members of the Board of Supervisory Directors working on a committee receive remuneration of € 2.0 thousand (2012: € 2.0 thousand) and members who chair a committee € 4.0 thousand (2012: € 4.0 thousand).

The total remuneration for Board of Supervisory Directors activities in the year under review amounted to € 298.1 thousand (as compared with 2012: € 295.1 thousand), including VAT.

The following table shows the individual remuneration (not including VAT each):

	Membership		Remuneration

	2013	2012	2013	2012
			€ thousand	€ thousand

Gerd Sonnleitner (Chairman until Nov. 7, 2013)	Jan. 1 – Nov. 7	Jan. 1 – Dec. 31	43.4	44.0
Joachim Rukwied (Chairman since Nov. 8, 2013)	Jan. 1 – Dec. 31	June 29 – Dec. 31	16.7	5.6
Ilse Aigner*	Jan. 1 – Sep. 30	Jan. 1 – Dec. 31	16.5	22.0
Dr. Hans-Peter Friedrich*	Oct. 1 – Dec. 31	—	5.0	—
Dr. Hermann Onko Aeikens	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	10.0	10.0
Dr. Helmut Born	Jan. 1 – Sep. 30	Jan. 1 – Dec. 31	10.5	14.0
Georg Fahrenschon	Jan. 1 – Dec. 31	July 5 – Dec. 31	12.0	5.6
Udo Folgart	Nov. 8 – Dec. 31	—	2.0	—
Heinrich Haasis	—	Jan. 1 – July 4	—	7.0
Dr. Robert Habeck	Jan. 1 – Dec. 31	June 14 – Dec. 31	10.0	5.4
Dr. Werner Hildenbrand	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	10.0	10.0
Werner Hilse	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	12.0
Ulrike Höfken	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	10.0	10.0
Wolfgang Kirsch	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	14.0
Dr. Robert Kloos	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	14.0
Bernhard Krüsken	Oct. 1 – Dec. 31	—	3.2	—
Franz-Josef Möllers	—	Jan. 1 – June 28	—	6.0
Klaus-Peter Müller	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	16.0	16.0
Manfred Nüssel	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	12.0
Dr. Juliane Rumpf**	—	Jan. 1 – June 13	—	4.6
Harald Schaum	Dec. 27 – Dec. 31	—	—	—
Brigitte Scherb	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	12.0
Norbert Schindler	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	10.6
Dr. Klaus Stein	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	14.0
Klaus Wiesehügel	Jan. 1 – Sep. 30	Jan. 1 – Dec. 31	9.0	12.0

Total remuneration			264.3	260.8

*	direct donation to Förderverein Caritas Kinderdorf Irschenberg
**	or representative

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Additional disclosures pursuant to the German Commercial Code (HGB)

(69)	Average number of employees

	Men		Women		Total

	2013	2012	2013	2012	2013	2012

Full-time employees	132	129	80	81	212	210
Part-time employees	5	4	39	36	44	40

Total	137	133	119	117	256	250

(70)	Auditors’ fees

	2013 € thousand	2012 € thousand

Audit services	233.3	308.0
Other certification services	83.6	68.7
Miscellaneous services	39.4	4.0

The Declaration of Compliance with the German Public Corporate Governance Code has been submitted and is available to the public on Rentenbank‘s website.

Frankfurt/Main, March 4, 2014

LANDWIRTSCHAFTLICHE RENTENBANK The Board of Managing Directors

Dr. Horst Reinhardt	Hans Bernhardt

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Statement of Management Responsibility

To the best of our knowledge, and in accordance with the applicable reporting principles for financial reporting, the consolidated financial statements give a true and fair view of the net assets, financial position, and results of operations of the Group, and the Group’s combined management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt/Main, March 4, 2014

LANDWIRTSCHAFTLICHE RENTENBANK The Board of Managing Directors

Dr. Horst Reinhardt	Hans Bernhardt

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This is an English translation of the German text, which is the sole authoritative version.

Auditors’ Report

We have audited the consolidated financial statements prepared by Landwirtschaftliche Rentenbank, Frankfurt/Main, comprising the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements, together with the combined management report for the business year from January 1 to December 31, 2013. The preparation of the consolidated financial statements and the combined management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. [paragraph] 1 HGB [Handelsgesetzbuch “German Commercial Code”] are the responsibility of the parent company‘s management. Our responsibility is to express an opinion on the consolidated financial statements and on the combined management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the combined management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the combined management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the combined management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The combined management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.

Frankfurt/Main, March 4, 2014

KPMG AG
Wirtschaftsprüfungsgesellschaft

/s/ Bernhard	/s/ Liebermann
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

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UNCONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The unconsolidated financial statements of Rentenbank have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Regulation on the Accounting of Credit Institutions and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute — the “Credit Institution Accounting Regulation”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual unconsolidated financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Board of Supervisory Directors with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are KPMG AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

The annual audit of the unconsolidated financial statements is conducted in accordance with German GAAS. In the case of an institution directly under the federal government’s supervision, such as Rentenbank, the scope of the audit is extended to meet the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). Such Act requires that the audit and the resulting report be designed in such a way that enables the Board of Supervisory Directors, the Supervisory Authority, and the General Accounting Office to form their own opinion and take action as and when required. One of the specific aspects to be covered by the extended audit and the audit report is the proper conduct of Rentenbank’s business by its management.

In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where foreign currency was set up to hedge interest and interest currency swap transactions, they are valued as a single unit.

The unconsolidated financial statements were drawn up uniformly in accordance with the accounting and valuation methods authorized for Rentenbank.

The audit report of KPMG for the year ended December 31, 2013, dated March 4, 2014, refers to a combined management report (zusammengefasster Lagebericht). The examination of, and the audit report upon, this combined management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on the aforementioned examination or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

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SUMMARY OF MATERIAL DIFFERENCES
BETWEEN GERMAN GAAP AND U.S. GAAP

The unconsolidated financial statements of Rentenbank have been prepared in accordance with German GAAP. As a result, Rentenbank’s unconsolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

The following is a summary of material differences between German GAAP and U.S. GAAP as of the dates of Rentenbank’s unconsolidated financial statements included in this annual report. It should not be taken as an exhaustive list of all differences. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements and the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Investment Securities

Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Liquidity reserve securities are current assets and recorded at the lower of cost or market. Trading portfolio securities are recorded at fair value under consideration of a deduction to account for risk. All recognized changes in valuation are recorded in current income or expense, as applicable.

Under U.S. GAAP, investments in marketable equity securities and debt securities are classified into the categories trading, available for sale or held to maturity (for debt securities only). According to Accounting Standards Codification (“ASC”) 320 “Investments — Debt and Equity Securities”, securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are recognized in profit or loss.

Derivative Instruments and Hedge Accounting

Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets and recorded at fair value under consideration of a deduction to account for risk. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge. Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of Rentenbank, are disclosed in notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a basis consistent with the underlying hedged position pro rata temporis, often resembling synthetic instrument accounting.

Under U.S. GAAP pursuant to ASC 815, Derivatives and Hedging, derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities. Subject to certain specific qualifying conditions in ASC 815, a derivative instrument may be designated either as a hedge of changes in the fair value of a recognized asset or liability, an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment (fair value hedge), or as a hedge of the exposure to variability in cash flows of a recognized asset or liability or a probable forecast transaction (cash flow hedge). A derivative instrument qualifying as a fair value hedge is measured at fair value with changes in fair value recognized in profit or loss. The hedged item is remeasured to fair value in respect of the hedged risk. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are recorded in other comprehensive income and reclassified to profit or loss when the hedged item affects profit or loss.

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Provision for Loan Losses

German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions account for anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, Rentenbank maintains a general reserve based on expected losses.

Under U.S. GAAP, guidance relating to the impairment of loans is included in ASC 450 “Contingencies” and ASC 310 “Receivables”. An impairment is recognized if the present value of estimated future cash flows discounted at the loan’s effective interest rate is less than the carrying amount of the loan. U.S. GAAP requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Certain Provisions and Reserves

German GAAP permits provisions for general banking risks by setting up certain “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code banks can set up reserves based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve by recording these assets at a lower amount than generally required. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations. In addition, in accordance with Section 340(g) of the German Commercial Code, a general provision for general risks related to the specific business model is also permitted and disclosed on the face of the balance sheet.

Under U.S. GAAP, loan loss provisions are only recorded when certain criteria are met. In accordance with ASC 450 “Contingencies” a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated.

Reacquired Own Debt Securities

Under German GAAP, own debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in the profit and loss account.

Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the carrying amount of outstanding debt is recorded in current income.

Property and Equipment

Under German GAAP, property and equipment is reported at acquisition or manufacturing cost, as applicable, and depreciated over its estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax authorities. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. Additional depreciation is reversed when the reason for the impairment no longer exists.

U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. Therefore, the carrying amount of the asset is compared with the sum of the undiscounted cash flows. If the carrying amount of the asset exceeds the sum of the undiscounted cash flows, the carrying amount of the asset is compared to the fair value and an impairment loss is recognized to the extent fair value exceeds the carrying amount of the asset. U.S. GAAP does not permit a reversal of impairment losses.

Pension Provisions

Under German GAAP, Pension provisions are measured based on generally accepted actuarial principles, using the projected unit credit (PUC) method. The provision amount determined under the PUC method is defined as the actuarial present value of the pension obligations which has been earned by the employees as of the relevant date due to their periods of service in the past, based on the pension benefit formula

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and the vesting provisions. These provisions should be discounted pursuant to Section 253 paragraph 2 of the German Commercial Code and the related decree on the Discounting of Provisions (Rückstellungsabzinsungsverordnung).

Under U.S. GAAP, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet for defined benefit plans. The pension benefit obligation is generally calculated using the projected unit credit method, including assumptions for future salary increases.

Assets and Liabilities Held in Trust

Under German GAAP, assets and equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would generally not be recorded on the balance sheet.

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Modifications have been made in the following translation of the financial statements in comparison to the German originals. The figures in the following financial statements have been rounded from the exact amounts into millions of euro. In the balance sheet in Item 4 under Assets and Item 10 under Liabilities additional subtotals and further break downs have been included which are not to be found in the German originals.

UNCONSOLIDATED FINANCIAL STATEMENTS

Unconsolidated Balance Sheet

				As of December 31, 2013	As of December 31, 2012

				€ million	€ million

Assets
1.	Cash and balances with central banks
	a)		Cash on hand	0.1	0.2
	b)		Balances with central banks	32.4	204.2

				32.5	204.4
			of which:
			with Deutsche Bundesbank
			€32.4 m (2012: €204.2 m)
2.	Loans and advances to banks
	a)		Payable on demand	304.4	808.4
	b)		Other loans and advances	49,738.1	50,407.2

				50,042.5	51,215.6
3.	Loans and advances to customers
			of which:
			Secured by charges on real estate
			€ —m (2012: € —m)
			Loans to local authorities
			€5,218.2 m (2012: €4,251.6 m)	5,451.3	4,560.9
4.	Bonds and other fixed-income securities
	a)		Bonds
		aa)	Public-sector issuers	1,317.8	1,345.7
			of which:
			Securities eligible as collateral with
			Deutsche Bundesbank €1,216.4 m (2012: €1,226.9 m)
		ab)	Other issuers	18,550.9	20,047.0

				19,868.7	21,392.7
			of which:
			Securities eligible as collateral with
			Deutsche Bundesbank €17,406.5 m (2012: €19,036.7 m)
	b)		Own debt securities	433.2	633.6

			Nominal amount €456.3 m (2012: €700.7 m)	20,301.9	22,026.3

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Unconsolidated Balance Sheet (continued)

			As of December 31, 2013	As of December 31, 2012

			€ million	€ million

5.	Shares and other variable-income securities		0.2	0.2
6.	Equity holdings
	of which:
	in banks € —m (2012: € —m)
	in financial services institutions € —m (2012: € -m)		4.2	4.2
7.	Interests in affiliated companies
	of which:
	in banks € —m (2012: € —m)
	in financial services institutions € —m (2012: € —m)		0.0	0.0
8.	Trust assets
	of which:
	Trustee loans €106.7 m (2012: €104.5 m)		106.7	104.5
9.	Intangible assets
	a)	Purchased, concessions, industrial property rights and similar rights and assets, including licenses to such rights and assets	15.2	14.1
10.	Property and Equipment		16.4	17.1
11.	Other assets		1,712.0	1,034.1
12.	Prepaid expenses
	a)	From issuance activity and lending business	408.0	3.9
	b)	Other	160.1	3.2
			568.1	5.1

	Total assets		78,251.0	79,186.5

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Unconsolidated Balance Sheet (continued)

				As of December 31, 2013	As of December 31, 2012

				€ million	€ million

Liabilities and equity
1.	Liabilities to banks
	a)	Payable on demand		0.0	1.0
	b)	With an agreed maturity or period of notice		6,272.1	3,597.5

				6,272.1	3,598.5
2.	Liabilities to customers
	a)	Other liabilities
		aa)	Payable on demand	64.2	69.3
		ab)	With an agreed maturity or period of notice	4,666.1	5,179.8

				4,730.3	5,249.1
3.	Securitized liabilities
	a)	Debt securities issued		61,433.8	62,151.4
4.	Trust liabilities
	of which:
	Trustee loans €106.7 m (2012: €104.5 m)			106.7	104.5
5.	Other liabilities			533.8	3,683.2
6.	Deferred items
	a)	From issuance activity and lending business		159.0	0.9
	b)	Other		486.6	29.4

				645.6	30.3
7.	Provisions
	a)	Provisions for pensions and similar obligations		92.1	86.4
	b)	Other provisions		327.8	312.8

				419.9	399.2
8.	Subordinated liabilities			597.7	717.5
9.	Fund for general banking risks			2,437.3	2,219.2
10.	Equity
	a)	Subscribed capital		135.0	135.0
	b)	Retained earnings
		ba)	Principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law	769.9	709.8
			Transfers from guarantee reserve	48.5	21.8
			Transfers from net income for the year	39.7	38.3

				858.1	769.9
		bb)	Guarantee reserve pursuant to Section 2 (3) of Rentenbank’s Governing Law	115.9	137.7
			Appropriations pursuant to Section 2 (3) of Rentenbank’s Governing Law	48.5	21.8

				67.4	115.9

	c)	Distributable profit		13.3	12.8

				1,073.8	1,033.6

Total liabilities and equity				78,251.0	79,186.5

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Unconsolidated Balance Sheet (continued)

			As of December 31, 2013	As of December 31, 2012

			€ million	€ million

1.	Contingent liabilities
	a)	Liabilities from guarantees and indemnity agreements	2.0	2.7

2.	Other commitments
	a)	Irrevocable loan commitments	1,828.2	1,238.9

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Unconsolidated Income Statement

				For the year ended December 31, 2013	For the year ended December 31, 2012

				€ million	€ million

Expenses
1.	Interest expenses			3,428.3	2,406.5
2.	Fee and commission expenses			1.9	2.4
3.	Administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries	22.2	20.5
		ab)	Social security contributions and expenses for pensions and other employee benefits of which:	7.6	5.1
			pension expenses €4.8 m (2012: €2.4 m)

				29.8	25.6
	b)	Other administrative expenses		18.9	17.1

				48.7	42.7
4.	Depreciation, amortization and write-downs of intangible assets and property and equipment			4.5	2.0
5.	Other operating expenses			13.4	7.8
6.	Additions to the fund for general banking risks			218.1	291.0
7.	Amortization and write-downs of equity holdings, investments in affiliated companies and securities classified as fixed assets			0.0	0.0
8.	Taxes on income			0.0	0.0
9.	Other taxes not disclosed under item 5			0.1	0.1
10.	Net income for the year			53.0	51.0

Total expenses				3,768.0	2,803.5

1.	Net income for the year			53.0	51.0
2.	Transfers from retained earnings from guarantee reserve pursuant to Section 2(3) of the Rentenbank’s Governing Law			48.5	21.8
3.	Transfers to retained earnings to principal reserve pursuant to Section 2(2) of the Rentenbank’s Governing Law
		from guarantee reserve		48.5	21.8
		from net income for the year		39.7	38.2

4.	Distributable profit			13.3	12.8

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Unconsolidated Income Statement (continued)

			For the year ended December 31, 2013	For the year ended December 31, 2012

			€ million	€ million

Income
1.	Interest income from
	a)	Lending and money market transactions	3,148.7	2,055.5
	b)	Fixed-income securities and debt register claims	591.9	703.1

			3,740.6	2,758.6
2.	Current income from
	a)	Equity holdings	0.4	0.8
3.	Fee and commission income		0.2	0.3
4.	Income from the reversal of write-downs on loans and Advances and certain securities, and from the reversal of provisions in the lending business		15.2	27.4
5.	Income from reversal of write-downs on equity holdings, Investments in affiliated companies and securities classified as fixed assets		7.2	10.9
6.	Other operating income		4.4	5.5

Total income			3,768.0	2,803.5

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NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS

Accounting policies

The annual financial statements of Landwirtschaftliche Rentenbank (hereinafter referred to as “Rentenbank”) have been prepared in accordance with the legal provisions of the German Commercial Code (Handelsgesetzbuch, HGB) and the German Accounting Directive for Banks (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV). The structure of the balance sheet and the income statement is based on the templates set out in the Accounting Directive for Banks.

Assets and liabilities are measured pursuant to the provisions of Sections 252 et seq. of the HGB, taking into account the bank-specific requirements set out in Sections 340 et seq. of the HGB. Loans and advances are recognized at their nominal amount, while liabilities are recognized at the settlement amount.

Premiums and discounts from loans, advances and liabilities and one-off payments from swaps (upfront payments) are reported as either prepaid expenses or deferred items, as appropriate, and amortized pro rata temporis over the relevant term. Zero bonds are measured at their issue price amount plus accrued interest based on the issue yield.

Any identifiable risks are taken into account through the recognition of specific valuation allowances or provisions. Latent (credit) risks are taken into account through the fund for general banking risks reported in the balance sheet as well as by recognizing general valuation allowances and contingency reserves pursuant to Section 340f of the HGB. Rentenbank applies an expected loss approach based on internal ratings for purposes of determining general valuation allowances.

Fixed-income securities, which are allocated to fixed assets, are carried at amortized cost less permanent impairment. Shares as well as bonds and other fixed-income securities, to the extent allocated to the liquidity reserve, are measured at the lower of cost or market (Section 253 (4) of the HGB in conjunction with Section 253 (5) of the HGB). Rentenbank does not maintain a trading book pursuant to Section 1a (1) of the German Banking Act (Kreditwesengesetz, KWG) (Section 1 (35) KWG, as amended, in conjunction with Article 4 (1) No. 86 of Regulation (EU) No. 575/2013). Equity holdings and investments in affiliated companies are recognized at their acquisition costs, less any write-downs, if applicable.

In accordance with applicable commercial law principles, property and equipment as well as intangible assets are carried at cost less any depreciation and amortization over the expected useful life.

Provisions are recognized as liabilities at the settlement amount determined based on prudent business judgment, taking into account future price and cost increases. Provisions with a remaining term of more than one year are discounted to the balance sheet date. The discount rates used are the average market interest rates for the past seven fiscal years corresponding to the remaining term of the provisions, as determined and published by the German central bank (Deutsche Bundesbank) pursuant to the German Regulation on the Discounting of Provisions (Rückstellungsabzinsungsverordnung). Provisions for deferred compensation benefits are discounted pursuant to Section 253 (2) sentence 2 of the HGB using an average market interest rate, which is determined based on an assumed remaining term of 15 years.

Pension provisions are measured based on generally accepted actuarial principles, using the projected unit credit (PUC) method. The provision amount determined under the PUC method is defined as the actuarial present value of the pension obligations which has been earned by the employees as of the relevant date due to their periods of service in the past, based on the pension benefit formula and the vesting provisions. The 2005 G mortality tables by Prof. Dr. Klaus Heubeck, including the full adjustment in 2011, were used as the biometric calculation parameters.

The following parameters were used as the basis for the calculation as of December 31, 2013:

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• Interest rate pursuant to Section 253 (2) sentence 2 of the HGB	4.90% p.a.
• Career trend	1.00% p.a.
• Growth in creditable compensation	2.25% p.a.
• Pension increase (range of adjustments)	1.0-2.25% p.a.
• Employee turnover	averaged 2.00% p.a.
• Development of contribution ceiling	2.5% p.a.

Provisions for special promotional loans cover the promotional contribution for the whole term or until the repricing date. The provisions recorded prior to the BilMoG adjustment for the promotional contribution related to the special promotional loans are maintained by reference to the election in accordance with Section 67 (1) sentence 2 Introductory Act to the Commercial Code (Einführungsgesetz zum Handelsgesetzbuch, EGHGB).

A periodic (income statement) approach was used for the calculation of the amount required to be recognized as a provision within the context of the impairment test (verlustfreie Bewertung) of the banking book. The banking book comprises all interest-bearing transactions of the bank and is managed on a consistant basis.

For calculation purposes, future gains or losses in the banking book were determined by income contributed by closed and open interest rate positions. The future cash flows are discounted on the basis of generally recognized money market and capital market rates corresponding to the respective period. The risk costs were computed on the basis of future expected losses and the pro rata share of administrative expenses for portfolio management was recognized based on internal analyses.

There was no need for provisions as of December 31, 2013 on the basis of this calculation.

Valuation units within the meaning of Section 254 of the HGB are only established to hedge currency risks. Rentenbank uses currency swaps and cross-currency interest rate swaps to hedge such currency risks. Currency risks are hedged using valuation units.

Currency translation and the presentation of the transactions in the balance sheet without currency hedging is made pursuant to Section 340h in conjunction with Section 256a of the HGB and Section 252 (1) No. 4 of the HGB. In accordance with Section 277 (5) sentence 2 of the HGB, gains from currency translation are recorded in the item “other operating income”, while losses from currency translation are recorded in the item “other operating expenses.”

Rentenbank is exempt from corporation taxes in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz, KStG) and municipal trade taxes in accordance with Section 3 No. 2 of the German Municipal Trade Tax Act (Gewerbesteuergesetz, GewStG). Deferred taxes in accordance with Section 274 of the HGB do not have to be recognized in the financial statements of Rentenbank.

Rentenbank prepares consolidated financial statements in accordance with IFRS, as adopted by the EU. These consolidated financial statements include LR Beteiligungsgesellschaft mbH, Frankfurt/Main, and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt/Main, pursuant to Section 315a of the HGB.

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Notes to the balance sheet

The disclosures and explanations on individual balance sheet items are presented in the order in which they appear in the balance sheet. Differences to the amounts presented in the balance sheet result from the exclusion of accrued interest.

Assets		Dec. 31, 2013 € million	Dec. 31, 2012 € million

Item 2:	Loans and advances to banks
	Sub-item b) “Other loans and advances”, classified by remaining time to maturity:
	• up to 3 months	2,917	5,748
	• more than 3 months to 1 year	3,446	4,152
	• more than 1 year to 5 years	23,459	20,135
	• more than 5 years	18,968	19,246

Item 3:	Loans and advances to customers
	This item includes:
	• Loans and advances to affiliated companies	144	153
	This item can be broken down by remaining time to maturity as follows:
	• up to 3 months	651	9
	• more than 3 months to 1 year	1,260	325
	• more than 1 year to 5 years	1,793	3,221
	• more than 5 years	1,585	816

	There are no loans and advances to customers with an indefinite term within the meaning of Section 9 (3) No. 1 of the RechKredV.
Item 4:	Bonds and other fixed income securities
	All of these are marketable securities and can be broken down as follows:
	• Listed securities	19,582	21,268
	• Unlisted securities	403	406

Securities at a carrying amount of €19,985 million (as compared with €21,674 million in 2012) were classified as fixed assets. They are not measured at the lower of cost or market pursuant to HGB (strenges Niederstwertprinzip). Since these securities are anticipated to be held over the long term, no write-downs to fair value are recorded in case of an impairment that is expected to be of a temporary nature. In particular, write-downs are not recognized when the identified impairment is only of a temporary nature with respect to future financial performance and it is expected that the securities are fully repaid when due.

The carrying amount of securities carried at values above their fair values amounted to €1,439 million. The fair value of these securities is €1,422 million. Exchange or market prices were used to determine fair value. Accordingly, the unrecognized write-downs amount to €17 million (as compared with €54 million in 2012). There was no permanent impairment to be taken into account for the securities held as fixed assets (as was the case in 2012).

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Assets		Dec. 31, 2013 € million	Dec. 31, 2012 € million

Item 4:	Bonds and other fixed-income securities maturing in the year following the balance sheet date can be broken down as follows:
	• from public-sector issuers	50	103
	• from other issuers	2,863	3,527

Item 5:	All of the shares and other variable-income securities held are marketable and listed.

Items 6 and 7:	The balance sheet items “equity holdings” and “investments in affiliated companies” do not include marketable securities.

Item 8:	Trust assets
	This item includes:
	• Special Purpose Fund of the German government held at Rentenbank	106	102
	• Loans and advances to banks	1	2

Item 9:	Intangible assets
	This item includes
	• Purchased Software and licenses acquired for a consideration	15	14

Item 10:	Property and equipment This item includes:
	• Owner-occupied land and buildings, flats	0	0
	• Land and buildings used by third parties	15	16
	• Operating and office equipment	1	1

Item 11:	Other assets
	This item includes:
	• Cash collateral provided for derivatives	1,711	1,034

Item 12:	Prepaid expenses
	Unlike in the previous year, premiums and discounts of hedged items as well as one-off payments from swaps (upfront payments) are reported on a single transaction level.
	This item includes:
	• Differences in accordance with Section 340e (2) of the HGB	184	0
	• Differences pursuant to Section 250 (3) of the HGB	224	4
	• Upfront payments from derivative transactions	159	0

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Fixed assets schedule

Fixed assets € million	Costs	Additions	Disposals	Write-ups	Accum-ulated depreciation, Amortization and write-downs	Carrying amount Dec. 31, 2013	Carrying amount Dec. 31, 2012	Amor-tization, deprecia-tion, write-downs 2013

Intangible assets	16	4	—	—	5	15	14	3
Property and equipment	32	1	1	—	16	16	17	1
Securities classified as fixed assets	21,687	2,167	3,860	4	13	19,985	21,674	—
Equity holdings	4	—	—	—	0	4	4	—
Investments in affiliated companies	27	—	—	—	27	0	0	—

Liability items in the balance sheet		Dec. 31, 2013 € million	Dec. 31, 2012 € million

Item 1:	Liabilities to banks
	Sub-item “b) With an agreed maturity or period of notice,” classified by remaining time to maturity:
	• up to 3 months	3,254	279
	• more than 3 months to 1 year	549	290
	• more than 1 year to 5 years	1,327	1,771
	• more than 5 years	370	460
	Total amount excluding accrued interest	5,500	2,800
	Thereof secured by assets in accordance with Section 13 (2) and Section 18 (1) No. 1 of Rentenbank’s Governing Law	422	770

Item 2:	Liabilities to customers
	This item includes:
	• Liabilities to equity holdings	0	0
	• Liabilities to affiliated companies	3	11
	Sub-item “b) With an agreed maturity or period of notice,” classified by remaining time to maturity:
	• up to 3 months	345	210
	• more than 3 months to 1 year	211	459
	• more than 1 year to 5 years	907	1,045
	• more than 5 years	3,067	3,312
	Total amount excluding accrued interest	4,530	5,026
	Thereof secured by assets in accordance with Section 13 (2) and Section 18 (1) No. 1 of Rentenbank’s Governing Law	926	1,501

Item 3:	Securitized liabilities
	a) Debt securities issued
	Classification by remaining time to maturity:
	• up to 1 year	9,967	14,645
	• more than 1 year to 5 years	37,295	33,711
	• more than 5 years	13,543	12,979
	Total without accrued interest	60,805	61,335
	Thereof secured by assets in accordance with Section 13 (2) and Section 18 (1) No. 1 of Rentenbank’s Governing Law	0	2

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Liability		Dec. 31, 2013 € million	Dec. 31, 2012 € million

Item 4:	Trust liabilities
	This item includes:
	• Liabilities from Special Purpose Fund of the German government held at Rentenbank	106	102
	• Liabilities to customers	1	2

Item 5:	Other liabilities
	This item includes:
	• Cash collateral received for derivatives	525	3,670
	Classification by remaining time to maturity:
	• up to 1 year	525	3,670

Item 6:	Deferred items
	Unlike in the previous year, premiums and discounts of hedged items as well as one-off payments from swaps (upfront payments) are reported on a single transaction level.
	This item includes:
	• Differences in accordance with Section 340e (2) of the HGB	3	1
	• Differences pursuant to Section 250 (2) of the HGB	156	0
	• Upfront payments from derivative transactions	461	0

Item 8:	Subordinated liabilities
	Classification by remaining time to maturity:
	• up to 1 year	—	103
	• more than 1 year to 5 years	59	26
	• more than 5 years	539	589
	Total	598	718

The subordinated liabilities are structured as promissory note loans, loan agreements, and bearer securities issued in the form of global certificates. The net expense for subordinated liabilities in the amount of €598 million (as compared with €718 million in 2012) after hedging totals €1 million (as compared with €8 million in 2012). The terms and conditions of all subordinated liabilities fulfill the requirements of Section 10 (5a) of the German Banking Act and do not provide for early repayment or conversion.

Disclosures pursuant to Section 35 (3) of the RechKredV in relation to funds raised in an amount exceeding 10% each of the total amount of subordinated liabilities:

1.  Bond at a nominal amount of JPY 25 billion; carrying amount: €158 million; maturity: April 21, 2036; interest rate before collateralization: 2.8%

2.  Bond at a nominal amount of JPY 10 billion; carrying amount: €62 million; maturity: October 28, 2019; interest rate before hedging: 2.0%

3.  Bond at a nominal amount of €100 million; carrying amount: €100 million; maturity: August 18, 2021; interest rate before collateralization: 1.676%

4.  Bond at a nominal amount of €100 million; carrying amount: €100 million; maturity: August 18, 2021; interest rate before collateralization: 1.706%

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Off-balance sheet liabilities		Dec. 31, 2013 € million	Dec. 31, 2012 € million

Item 1:	Contingent liabilities
	• Deficiency guarantees	2	3
	• Guarantee of provision of collateral	0	0

Deficiency guarantees are accepted for capital market loans granted at a reduced rate of interest. We currently do not expect that these deficiency guarantees will be utilized. There are back-to-back guarantees granted by the government for capital market loans at a reduced rate of interest.

Item 2	Other commitments

The increase of irrevocable loan commitments by €589 million to a total of €1 828 million is attributable to an increase of commitments in the promotional loan business and the secured money market business. Drawdowns on these commitments will be made primarily in 2014.

Assets and liabilities in foreign currencies
	Assets and liabilities denominated in a foreign currency have been recorded in the following amounts:
	• Assets	2,358	1,869
	• Liabilities	37,992	46,031

Computation of cover
	The liabilities subject to cover requirements are allocated as follows:
	• Bearer debt securities	—	2
	• Registered debt securities	1,348	2,316
	The following assets are designated to cover debt securities issued:
	• Loans and advances to banks	4,918	6,649
	• Loans and advances to customers	556	606

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Notes to the income statement

Income

Interest expenses for the recognition of provisions for the interest reduction related to special promotional loans amounted to €78.4 million in 2013 (as compared with €70.6 million in 2012). Interest income includes the pro rata temporis utilization of the corresponding provisions in the amount of €75.1 million (as compared with €70.8 million in 2012). Interest expenses include effects from compounding the discount of provisions in the amount of €10.2 million (as compared with €7.5 million in 2012).

In the previous year, interest income and expenses from derivative hedges were recognized on a net basis for each product group. Recognizing interest income and expenses on an individual transaction basis as either interest income or interest expense, as appropriate, would have increased interest income and expense by €1.2 billion each. Interest expenses and interest income from derivatives are now recognized in the income statement for 2013 separately for each derivative contract. Prior-year comparatives were not adjusted.

In the previous year, the differences from hedged items pursuant to Section 340e (2) of the HGB and Section 250 (2) and (3) of the HGB were offset against upfront payments from derivative contracts, with no effect on the income statement. In 2013, the pro rata temporis amortization of these differences as well as the upfront payments on individual transaction level resulted in interest expenses of €166.8 million (as compared with €1.0 million in 2012) as well as interest income of €163.4 million (as compared with €0.1 million in 2012).

Disclosures on the most important individual items pursuant to Section 35 (1) No. 4 of the RechKredV		Dec. 31, 2013 € million	Dec . 31, 2012 € million

Item 5:	Other operating expenses
	This item includes the following significant income items:
	• Capital contribution to Rehwinkel Foundation	3	2
	• Grants for the program “Research on agricultural innovation”	3	0
	• Interest expense from the valuation of pension provisions	6	5

Item 6:	Other operating income
	This item includes the following significant income items:
	• Rental income from Rentenbank’s real estate	2	2
	• Other refunds	1	1
	• Other income from the reversal of provisions	1	2

Other operating expenses include currency translation losses in the amount of €6.9 thousand (as compared with €13.0 thousand in 2012). Other operating income includes currency translation gains in the amount of €7.1 thousand (as compared with €1.0 thousand in 2012). These currency translation gains/losses result exclusively from the currency translation of balances on payment transaction accounts in foreign countries.

Expenses and income do not include any significant amounts relating to prior years.

Other disclosures

Derivative financial instruments

Derivatives are only used as hedging instruments for existing or expected market price risks. The volume of the transactions is capped through counterparty-specific and product-specific limits and is continuously monitored within the framework of our risk management.

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The valuation models are based on observable market parameters. The fair value of non-option contracts is determined on the basis of their discounted expected future cash flows (discounted cash flow method). The discounting of derivatives is based on the OIS (Overnight Interest Rate Swap) curve as well as on so-called basis swap spreads and cross-currency (CCY) basis swap spreads. They are obtained from an external market data provider, distinguished according to maturity and currency. Measurement of contracts with an option feature (option-based contracts) is based on accepted option pricing models. Apart from the interest rate curves and spreads mentioned above, volatilities and correlations between observable market data are also taken into account in the calculation.

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Derivative transactions – presentation of volumes -

The following table shows the derivatives not measured at market value in accordance with section 285 No. 19 of the HGB (netting and collateral agreements have not been taken into account):

€ million	Nominal amounts		Positive fair values	Negative fair values

	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2013

Interest rate risks
Interest rate swaps	90,086	88,257	1,920	3,730
• thereof, rights of termination and conversion embedded in swaps	497	588	27	1

Swaptions
• Purchases	—	—	—	—
• Sales	983	984	—	44

Other forward interest rate contracts	1	3	1	—

Total exposure to interest rate risks	91,070	89,244	1,921	3,774

Currency risks
Cross-currency interest rate swaps	37,557	43,514	1,305	1,959

• thereof, currency options embedded in swaps	55	158	5	0
• thereof, rights of termination embedded in swaps	14	88	0	0

Currency swaps	2,736	5,186	6	63

Total exposure to currency risks	40,293	48,700	1,311	2,022

Share price risks and other price risks
Share index swaps	30	30	4	0
• thereof, stock options embedded in swap	30	30	4	0
Total exposure to share price risk and other price risks	30	30	4	0
Interest rate, currency, share price and other price risks	131,393	137,974	3,236	5,796

Derivative transactions – breakdown by maturities –

	Interest risks		Currency risks		Share price risk and other price risks

Nominal amounts in € million	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012

Remaining time to maturity
• up to 3 months	4,717	3,878	3,351	10,525	—	—
• more than 3 months to 1 year	6,541	7,195	3,816	5,126	—	—
• more than 1 year and to 5 years	50,274	47,764	27,513	26,651	30	30
• more than 5 years	29,538	30,407	5,613	6,398	—	—

Total	91,070	89,244	40,293	48,700	30	30

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Derivative transactions – breakdown by counterparties -

	Nominal amounts		Positive fair values	Negative fair values

€ million	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2013

Banks in OECD countries	119,187	126,350	2,853	5,351
Other counterparties in OECD countries	12,206	11,624	383	445

Total	131,393	137,974	3,236	5,796

Forward transactions, particularly those in foreign currencies, not yet settled by the balance sheet date, are entered into by the Bank to cover market price risk.

Information pursuant to Section 285 No. 23 of the HGB on valuation units

Rentenbank uses currency swaps, cross-currency interest rate swaps and currency forward contracts to hedge currency risks. Currency hedges are presented in the balance sheet using valuation units pursuant to Section 254 of the HGB. The net hedge presentation method (Einfrierungsmethode) is used to account for the offsetting changes in value between hedged item and hedging instrument.

To measure the effectiveness of valuation units, the critical terms match/short cut method is used, where the cash flows of hedged item and hedging instrument are compared. Exchange rate fluctuations of corresponding hedged items and hedging derivatives have an opposite effect and offset each other for the period through the end of their respective maturity. Hedged items and hedging instruments are combined in valuation units as follows as of the balance sheet date:

	Carrying amount in € million

Balance sheet item	2013	2012	Hedged risk

Loans and advances to banks	44	44	Currency
Bonds and other fixed income securities	1,980	1,679	Currency
Liabilities to banks	80	80	Currency
Liabilities to customers	154	175	Currency
Securitized liabilities	38,616	42,812	Currency
Subordinated liabilities	320	442	Currency

Remuneration of the Board of Managing Directors and the Board of Supervisory Directors

In fiscal year 2013, the remuneration for Rentenbank’s Board of Managing Directors amounted to €1,572 thousand (as compared to €1,551 thousand in 2012). The remuneration for the individual members of the Board of Managing Directors for fiscal year 2013 was set as follows:

Amounts in € thousands	Fixed remuneration	Variable remuneration	Other remuneration	Total

Hans Bernhardt	510	245	37	792
Dr. Horst Reinhardt	510	245	25	780

As of December 31, 2013, provisions for pension obligations to former members of the Board of Managing Directors and their surviving dependents totaled €14,909 thousand (as compared with €14,466 thousand in 2012). Current benefit payments amounted to €1,172 thousand (as compared with €1,145 thousand in 2012). As in the previous year, there were no loans granted to the members of the Board of Managing Directors or members of the Board of Supervisory Directors in fiscal year 2013.

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In accordance with the remuneration regulations, the Chairman of the Board of Supervisory Directors receives a basic annual remuneration of €30 thousand, his Deputy Chairman €20 thousand, and all other members of the Board of Supervisory Directors €10 thousand each. In addition, members of the Bord of Supervisory Directors working on a committee receive remuneration of €2.0 thousand and members who chair a committee €4.0 thousand.

The total remuneration for activities related to the Board of Supervisory Directors in the year under review amounted to €298 thousand (as compared with €295 thousand, including VAT in each case, 2012).

The following table sets out the individual remuneration (not including VAT in each case):

	Membership		Remuneration

	2013	2012	2013	2012

			€ thousand	€ thousand
Gerd Sonnleitner
(Chairman until 07.11.2013)	01.01. – 07.11.	01.01. – 31.12.	43.4	44.0
Joachim Rukwied
(Chairman since 08.11.2013)	01.01. – 31.12.	29.06. – 31.12.	16.7	5.6
Ilse Aigner*	01.01. – 30.09.	01.01. – 31.12.	16.5	22.0
Dr. Hans-Peter Friedrich*	01.10. – 31.12.	—	5.0	—
Dr. Hermann Onko Aeikens	01.01. – 31.12.	01.01. – 31.12.	10.0	10.0
Dr. Helmut Born	01.01. – 30.09.	01.01. – 31.12.	10.5	14.0
Georg Fahrenschon	01.01. – 31.12.	05.07. – 31.12.	12.0	5.6
Udo Folgart	08.11. – 31.12.	—	2.0	—
Heinrich Haasis	—	01.01. – 04.07.	—	7.0
Dr. Robert Habeck	01.01. – 31.12.	14.06. – 31.12.	10.0	5.4
Dr. Werner Hildenbrand	01.01. – 31.12.	01.01. – 31.12.	10.0	10.0
Werner Hilse	01.01. – 31.12.	01.01. – 31.12.	12.0	12.0
Ulrike Höfken	01.01. – 31.12.	01.01. – 31.12.	10.0	10.0
Wolfgang Kirsch	01.01. – 31.12.	01.01. – 31.12.	14.0	14.0
Dr. Robert Kloos	01.01. – 31.12.	01.01. – 31.12.	14.0	14.0
Bernhard Krüsken	01.10. – 31.12.	—	3.2	—
Franz-Josef Möllers	—	01.01. – 28.06.	—	6.0
Klaus-Peter Müller	01.01. – 31.12.	01.01. – 31.12.	16.0	16.0
Manfred Nüssel	01.01. – 31.12.	01.01. – 31.12.	12.0	12.0
Dr. Juliane Rumpf**	—	01.01. – 13.06.	—	4.6
Harald Schaum	27.12. – 31.12.	—	—	—
Brigitte Scherb	01.01. – 31.12.	01.01. – 31.12.	12.0	12.0
Norbert Schindler	01.01. – 31.12.	01.01. – 31.12.	12.0	10.6
Dr. Klaus Stein	01.01. – 31.12.	01.01. – 31.12.	14.0	14.0
Klaus Wiesehügel	01.01. – 30.09.	01.01. – 31.12.	9.0	12.0
Total remuneration			264.3	260.8

*	direct donation to Förderverein Caritas Kinderdorf Irschenberg
**	or representatives

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Average number of employees in accordance with Section 267 (5) of the HGB

	2013				2012

Headcount	Male	Female	Total	Male	Female	Total

Full-time employees	132	80	212	129	81	210
Part-time employees	5	39	44	4	36	40

Total	137	119	256	133	117	250

Shareholdings pursuant to Section 285 No. 11 of the HGB and Section 340a (4) No. 2 of the HGB

	Equity € million Dec. 31, 2013		Shareholding %	Result € million 2013

LR Beteiligungsgesellschaft mbH, Frankfurt am Main	58.8		100.0	+2.4
Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt am Main (in Liquidation)	7.6	*	25.1	-0.2
DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main	11.7		100.0	-0.3
Niedersächsische Landgesellschaft mbH, Hannover	63.2	*	6.3	+4.6

*)	Dec. 31, 2012

In accordance with Section 286 (3) No. 1 of the HGB, we did not list further companies pursuant to Section 285 No. 11 of the HGB as they are of minor significance for the assessment of Rentenbank’s financial position and financial performance.

As long as Rentenbank holds 100% of the shares in LR Beteiligungsgesellschaft mbH, Rentenbank has committed itself in a letter of comfort to provide financial resources to LR Beteiligungsgesellschaft mbH allowing it to fulfill its obligations when due at any time.

Disclosures related to auditor’s fees are included in the notes to the consolidated financial statements.

The Declaration of Compliance with the German Public Corporate Governance Code is available to the public on Rentenbank’s website.

The separate financial statements and the consolidated financial statements are available on Rentenbank’s website as well as in the Federal Gazette (Bundesanzeiger) and may also be obtained at Rentenbank’s registered office.

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The following table shows offices held in statutory supervisory boards of large corporations (Section 267 (3) of the HGB) by legal representatives or other employees of Rentenbank, pursuant to Section 340a (4) No. 1 of the HGB):

Hans Bernhardt	BVVG Bodenverwertungs- und -verwaltungs GmbH, Berlin (Member of the Supervisory Board)

Dr. Horst Reinhardt	VR-LEASING AG, Frankfurt am Main (Member of the Supervisory Board)

Lothar Kuhfahl	Niedersächsische Landgesellschaft mbH, Hannover (Member of the Supervisory Board)

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Corporate bodies

Board of Managing Directors	Dr. Horst Reinhardt (Speaker), Dipl.-Volksw., MBA Hans Bernhardt, Dipl.-Kfm.

Board of Supervisory Directors

Chairman:	Joachim Rukwied Präsident des Deutschen Bauernverbands e.V., Berlin (since 08.11.2013)

Gerd Sonnleitner Ehrenpräsident des Deutschen Bauernverbands e.V., Berlin (until 07.11.2013)

Deputy:	Ilse Aigner, MdB Bundesministerin für Ernährung, Landwirtschaft und Verbraucherschutz, Berlin (until 30.09.2013)

Dr. Hans-Peter Friedrich, MdB Bundesminister für Ernährung und Landwirtschaft, Berlin (01.10.2013 until 17.02.2014)

Christian Schmidt, MdB Bundesminister für Ernährung und Landwirtschaft, Berlin (since 17.02.2014)

Representatives of the Deutscher Bauernverband e.V.:	Dr. Helmut Born Generalsekretär des Deutschen Bauernverbands e.V., Berlin (until 30.09.2013)

Bernhard Krüsken Generalsekretär des Deutschen Bauernverbands e.V., Berlin (since 01.10.2013)

Udo Folgart Präsident des Landesbauernverbands Brandenburg e.V., Teltow/Ruhlsdorf (since 08.11.2013)

Werner Hilse Präsident des Landvolk Niedersachsen-Landesbauernverbands e.V., Hannover

Brigitte Scherb Präsidentin des Deutschen LandFrauenverbands e.V., Berlin

Norbert Schindler, MdB Präsident des Bauern- und Winzerverbands Rheinland-Pfalz Süd e.V., Berlin

Representative of the Deutscher Raiffeisenverband e.V.:	Manfred Nüssel Präsident des Deutschen Raiffeisenverbands e.V., Berlin

Representative of the Food Industry:	Dr. Werner Hildenbrand Sprecher GF Hengstenberg GmbH & Co KG Stv. Vorsitzender des Vorstands der Bundesvereinigung der Deutschen Ernährungsindustrie e.V., Berlin

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State Ministers of Agriculture:

Rhineland-Palatinate:	Ulrike Höfken Staatsministerin für Umwelt, Landwirtschaft, Ernährung, Weinbau und Forsten, Mainz (until 31.12.2013)

Saxony-Anhalt:	Dr. Hermann Onko Aeikens Minister für Landwirtschaft und Umwelt des Landes Sachsen-Anhalt, Magdeburg (until 31.12.2013)

Schleswig-Holstein:	Dr. Robert Habeck Minister für Energiewende, Landwirtschaft, Umwelt und ländliche Räume des Landes Schleswig-Holstein, Kiel (until 31.12.2013)

Bavaria	Helmut Brunner Staatsminister für Ernährung, Landwirtschaft und Forsten, München (since 01.01.2014)

Brandenburg	Jörg Vogelsänger Minister für Infrastruktur und Landwirtschaft, Potsdam (since 01.01.2014)

Bremen	Martin Günthner Senator für Wirtschaft, Arbeit und Häfen, Bremen (since 01.01.2014)

Representative of the Trade Unions:	Klaus Wiesehügel Bundesvorsitzender der IG Bauen-Agrar-Umwelt, Frankfurt am Main (until 30.09.2013)

Harald Schaum stellv. Bundesvorsitzender der IG Bauen-Agrar-Umwelt, Frankfurt am Main (since 27.12.2013)

Representative of the Federal Ministry of Food and Agriculture:	Dr. Robert Kloos Staatssekretär, Berlin

Representative of the Federal Ministery of Finance:	Dr. Klaus Stein Ministerialdirigent, Berlin

Representatives of Banks and other Lending Experts:	Georg Fahrenschon Präsident des Deutschen Sparkassen- und Giroverbands e. V., Berlin

Wolfgang Kirsch Vorsitzender des Vorstands der DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main

Klaus-Peter Müller Vorsitzender des Aufsichtsrats der Commerzbank AG, Frankfurt am Main

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Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the bank, and the management report of the bank includes a fair review of the development and performance of the business and the position of the bank, together with a description of the principal opportunities and risks associated with the expected development of the bank.

Frankfurt am Main, March 4, 2014

LANDWIRTSCHAFTLICHE RENTENBANK The Board of Managing Directors

Dr. Horst Reinhardt	Hans Bernhardt

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AUDITORS’ REPORT

This is an English translation of the German text, which is the sole authoritative version.

Auditors’ Report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and the combined management report of Landwirtschaftliche Rentenbank, Frankfurt/Main, for the business year from January 1 to December 31, 2013. The maintenance of the books and records and the preparation of the annual financial statements and the combined management report in accordance with German commercial law and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank [Gesetz über die Landwirtschaftliche Rentenbank] are the responsibility of the Company’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the combined management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB [Handelsgesetzbuch “German Commercial Code”] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting and in the combined management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements comply with the legal requirements and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank [Gesetz über die Landwirtschaftliche Rentenbank] and give a true and fair view of the net assets, financial position and results of operations of Landwirtschaftliche Rentenbank, Frankfurt/Main, in accordance with [German] principles of proper accounting. The combined management report is consistent with the annual financial statements and as a whole provides a suitable view of the bank’s position and suitably presents the opportunities and risks of future development.

Frankfurt/ Main, March 4, 2014

KPMG AG
Wirtschaftsprüfungsgesellschaft

/s/ Bernhard	/s/ Liebermann
Wirtschaftsprüfer	Wirtschaftsprüfer

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SUPPLEMENTARY INFORMATION ON CONSOLIDATED FUNDED DEBT(1)

The following table sets forth information concerning Rentenbank’s outstanding bonds and notes as of December 31, 2013, with an initial maturity of more than one year and issued in the capital markets.

Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

Euro
XS0417172540	fixed	3.25	2014	1,500,000,000.00	1,500,000,000.00
XS0597914273	fixed	3.13	2018	1,250,000,000.00	1,250,000,000.00
XS0670798171	fixed	2.88	2021	1,250,000,000.00	1,250,000,000.00
XS0875263724	floating	0.30	2020	1,100,000,000.00	1,100,000,000.00
XS0332675502	fixed	4.38	2017	1,000,000,000.00	1,000,000,000.00
XS0412896861	fixed	3.75	2016	1,000,000,000.00	1,000,000,000.00
XS0517904560	fixed	2.00	2015	1,000,000,000.00	1,000,000,000.00
XS0524678884	floating	0.33	2016	1,000,000,000.00	1,000,000,000.00
XS0730678801	floating	0.43	2019	1,000,000,000.00	1,000,000,000.00
XS0780331004	fixed	1.88	2020	1,000,000,000.00	1,000,000,000.00
XS0968431949	fixed	0.63	2016	1,000,000,000.00	1,000,000,000.00
XS0994797529	fixed	1.38	2020	1,000,000,000.00	1,000,000,000.00
XS0459180500	floating	0.27	2015	850,000,000.00	850,000,000.00
XS0538385294	floating	0.33	2017	850,000,000.00	850,000,000.00
XS0795453769	fixed	1.63	2019	800,000,000.00	800,000,000.00
XS0462657932	fixed	3.00	2015	750,000,000.00	750,000,000.00
XS0641055230	floating	0.47	2018	750,000,000.00	750,000,000.00
XS0652914366	fixed	2.00	2019	750,000,000.00	750,000,000.00
XS1004015415	Zero	0.00	2014	510,000,000.00	510,000,000.00
XF0029600933	Zero	0.00	2031	500,000,000.00	500,000,000.00
XS0471455385	floating	0.28	2015	500,000,000.00	500,000,000.00
XS1005231599	Zero	0.00	2014	500,000,000.00	500,000,000.00
XF0029500406	floating	0.45	2021	300,000,000.00	300,000,000.00
XS0806470349	floating	0.36	2019	300,000,000.00	300,000,000.00
XS0498104313	floating	0.39	2017	250,000,000.00	250,000,000.00
XS0765435697	floating	0.44	2020	250,000,000.00	250,000,000.00
XF0029600941	Zero	0.00	2041	228,000,000.00	228,000,000.00
XF0029500364	floating	0.12	2014	200,000,000.00	200,000,000.00
XF0029500372	floating	0.19	2015	200,000,000.00	200,000,000.00
XF0029500380	floating	0.15	2016	200,000,000.00	200,000,000.00
XF0029500398	floating	0.39	2017	200,000,000.00	200,000,000.00
XS0430768688	fixed	3.50	2016	200,000,000.00	200,000,000.00
XS1005333916	Zero	0.00	2014	200,000,000.00	200,000,000.00
XF0029600966	Zero	0.00	2041	160,000,000.00	160,000,000.00
XF0029500349	floating	0.21	2014	150,000,000.00	150,000,000.00
XS0438816042	floating	0.64	2015	150,000,000.00	150,000,000.00
XF0029600529	Zero	0.00	2029	140,390,880.41	140,390,880.41
XF0029600776	fixed	4.29	2021	140,000,000.00	140,000,000.00
XF0029212580	fixed	4.12	2019	125,000,000.00	125,000,000.00
XF0029600768	fixed	4.21	2020	120,000,000.00	120,000,000.00
XF0029212564	fixed	3.91	2017	104,000,000.00	104,000,000.00
XF0029113283	fixed	4.33	2015	100,000,000.00	100,000,000.00
XF0029212572	fixed	4.02	2018	100,000,000.00	100,000,000.00
XF0029212697	fixed	3.95	2019	100,000,000.00	100,000,000.00
XF0029600792	fixed	4.02	2019	100,000,000.00	100,000,000.00
XS0194344437	floating	1.88	2021	100,000,000.00	100,000,000.00
XS0195402192	floating	1.91	2021	100,000,000.00	100,000,000.00
XS0474990974	fixed	1.20	2016	100,000,000.00	100,000,000.00
XS0547228188	fixed	1.20	2017	100,000,000.00	100,000,000.00
XS0729900059	floating	0.31	2019	100,000,000.00	100,000,000.00
XF0029600818	Zero	0.00	2026	81,693,092.79	81,693,092.79
XF0029114554	Zero	0.00	2031	80,000,000.00	80,000,000.00
XF0029600479	Zero	0.00	2029	77,799,145.75	77,799,145.75
XF0029600917	Zero	0.00	2041	75,771,322.69	75,771,322.69
XF0029114026	fixed	4.15	2014	75,000,000.00	75,000,000.00
XS0722549531	fixed	0.90	2018	70,000,000.00	70,000,000.00
XS0098565103	floating	4.00	2014	69,500,000.00	69,500,000.00
XF0029600370	fixed	4.00	2027	65,000,000.00	65,000,000.00
XS0614385218	fixed	1.20	2018	65,000,000.00	65,000,000.00
XF0029600560	fixed	4.43	2029	62,000,000.00	62,000,000.00
XS0645748335	fixed	1.20	2018	61,000,000.00	61,000,000.00
XF0029600156	fixed	4.51	2024	55,700,000.00	55,700,000.00
XF0029600412	fixed	4.20	2025	55,250,000.00	55,250,000.00
XF0029600222	fixed	4.00	2023	55,000,000.00	55,000,000.00
XF0029600438	fixed	4.38	2029	52,000,000.00	52,000,000.00
DE0002942463	floating	4.90	2020	50,000,000.00	50,000,000.00
XF0029114547	fixed	4.10	2031	50,000,000.00	50,000,000.00
XF0029600248	fixed	3.91	2028	50,000,000.00	50,000,000.00
XF0029600883	fixed	2.41	2017	50,000,000.00	50,000,000.00
XF0029600891	fixed	2.47	2017	50,000,000.00	50,000,000.00
XF0029600974	fixed	2.36	2018	50,000,000.00	50,000,000.00
XS0419354302	floating	0.84	2014	50,000,000.00	50,000,000.00

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

XS0427285944	floating	0.79	2016	50,000,000.00	50,000,000.00
XS0435946487	floating	0.74	2019	50,000,000.00	50,000,000.00
XS0438835851	fixed	3.38	2015	50,000,000.00	50,000,000.00
XS0963399257	fixed	1.46	2020	50,000,000.00	50,000,000.00
XF0029600958	Zero	0.00	2041	49,000,000.00	49,000,000.00
XF0029600271	Zero	0.00	2028	48,697,956.65	48,697,956.65
XF0029600743	Zero	0.00	2029	47,774,800.48	47,774,800.48
XF0029600875	Zero	0.00	2027	44,017,659.48	44,017,659.48
XF0029600149	fixed	4.41	2028	43,000,000.00	43,000,000.00
XF0029600297	fixed	4.05	2023	41,500,000.00	41,500,000.00
XF0029114430	fixed	3.51	2015	40,000,000.00	40,000,000.00
XF0029600073	fixed	4.53	2024	40,000,000.00	40,000,000.00
XF0029600115	fixed	4.47	2028	40,000,000.00	40,000,000.00
XF0029600545	fixed	4.40	2029	40,000,000.00	40,000,000.00
XF0029600586	fixed	4.56	2029	40,000,000.00	40,000,000.00
XS0430712892	floating	0.78	2016	40,000,000.00	40,000,000.00
XS0645748418	fixed	1.20	2017	36,000,000.00	36,000,000.00
XF0029600404	fixed	4.23	2025	35,000,000.00	35,000,000.00
XS0753491652	fixed	1.00	2018	35,000,000.00	35,000,000.00
XS0082993741	Zero	0.00	2017	65,000,000.00	33,233,972.28
XS0688421584	fixed	0.90	2018	32,000,000.00	32,000,000.00
XF0029600982	Zero	0.00	2041	30,520,641.75	30,520,641.75
XF0029600347	fixed	3.82	2018	30,500,000.00	30,500,000.00
XF0029600123	fixed	4.53	2023	30,300,000.00	30,300,000.00
NL0009058312	Zero	0.00	2016	30,000,000.00	30,000,000.00
XF0029600180	fixed	4.38	2023	30,000,000.00	30,000,000.00
XF0029600255	fixed	4.18	2028	30,000,000.00	30,000,000.00
XF0029600453	fixed	3.94	2019	30,000,000.00	30,000,000.00
XF0029600826	fixed	4.50	2029	30,000,000.00	30,000,000.00
XS0219942868	floating	4.68	2015	30,000,000.00	30,000,000.00
XS0222055369	floating	4.04	2015	30,000,000.00	30,000,000.00
XS0226688207	floating	4.38	2015	30,000,000.00	30,000,000.00
XS0415796258	floating	0.74	2019	30,000,000.00	30,000,000.00
XS0770149002	fixed	1.00	2018	30,000,000.00	30,000,000.00
XS0770149697	fixed	1.00	2019	30,000,000.00	30,000,000.00
XF0029600198	fixed	4.23	2025	26,000,000.00	26,000,000.00
XF0029600677	Zero	0.00	2029	25,933,048.58	25,933,048.58
XF0029113614	fixed	4.07	2014	25,000,000.00	25,000,000.00
XF0029212671	fixed	3.62	2016	25,000,000.00	25,000,000.00
XF0029600024	fixed	4.48	2024	25,000,000.00	25,000,000.00
XF0029600172	fixed	4.48	2024	25,000,000.00	25,000,000.00
XF0029600602	fixed	4.10	2031	25,000,000.00	25,000,000.00
XF0029600925	fixed	3.91	2026	25,000,000.00	25,000,000.00
XS0417419024	floating	0.83	2016	25,000,000.00	25,000,000.00
XS0438550930	fixed	3.12	2014	25,000,000.00	25,000,000.00
XS0428175383	fixed	1.20	2016	23,000,000.00	23,000,000.00
XS0428175466	fixed	1.20	2016	23,000,000.00	23,000,000.00
XF0029212317	fixed	4.35	2018	21,000,000.00	21,000,000.00
XF0029113606	fixed	4.02	2014	20,000,000.00	20,000,000.00
XF0029113846	fixed	4.45	2014	20,000,000.00	20,000,000.00
XF0029113986	fixed	4.08	2014	20,000,000.00	20,000,000.00
XF0029114836	fixed	3.75	2016	20,000,000.00	20,000,000.00
XF0029115247	fixed	4.12	2016	20,000,000.00	20,000,000.00
XF0029212119	fixed	4.14	2016	20,000,000.00	20,000,000.00
XF0029212192	fixed	4.50	2017	20,000,000.00	20,000,000.00
XF0029212234	fixed	4.89	2017	20,000,000.00	20,000,000.00
XF0029212242	fixed	4.90	2017	20,000,000.00	20,000,000.00
XF0029212515	fixed	4.00	2019	20,000,000.00	20,000,000.00
XF0029212531	fixed	4.10	2019	20,000,000.00	20,000,000.00
XF0029212648	fixed	4.12	2019	20,000,000.00	20,000,000.00
XF0029600032	fixed	4.48	2024	20,000,000.00	20,000,000.00
XF0029600040	fixed	4.51	2028	20,000,000.00	20,000,000.00
XF0029600057	fixed	4.58	2024	20,000,000.00	20,000,000.00
XF0029600065	fixed	4.49	2028	20,000,000.00	20,000,000.00
XF0029600214	fixed	4.42	2028	20,000,000.00	20,000,000.00
XF0029600230	fixed	4.42	2028	20,000,000.00	20,000,000.00
XF0029600313	fixed	4.43	2028	20,000,000.00	20,000,000.00
XF0029600446	fixed	4.20	2024	20,000,000.00	20,000,000.00
XF0029600511	fixed	4.43	2029	20,000,000.00	20,000,000.00
XF0029600594	fixed	4.08	2031	20,000,000.00	20,000,000.00
XF0029600628	fixed	4.09	2021	20,000,000.00	20,000,000.00
XF0029600636	fixed	4.13	2022	20,000,000.00	20,000,000.00
XF0029600909	fixed	4.10	2031	20,000,000.00	20,000,000.00
XS0471615418	Zero	0.00	2015	20,000,000.00	20,000,000.00
XS0474991436	fixed	1.20	2015	20,000,000.00	20,000,000.00
XS1003004949	Zero	0.00	2014	20,000,000.00	20,000,000.00
XS1006310830	Zero	0.00	2014	20,000,000.00	20,000,000.00
XF0029115338	floating	0.15	2027	19,290,123.46	19,290,123.46
XF0029212655	fixed	4.14	2019	19,000,000.00	19,000,000.00
XF0029600396	fixed	4.23	2025	17,000,000.00	17,000,000.00
XS1009926715	Zero	0.00	2014	17,000,000.00	17,000,000.00
XF0029212630	fixed	4.06	2019	15,500,000.00	15,500,000.00

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

XF0029212382	fixed	4.12	2018	15,200,000.00	15,200,000.00
XF0029114448	fixed	3.52	2015	15,000,000.00	15,000,000.00
XF0029114562	fixed	3.32	2014	15,000,000.00	15,000,000.00
XF0029115098	fixed	4.13	2016	15,000,000.00	15,000,000.00
XF0029212291	fixed	4.45	2017	15,000,000.00	15,000,000.00
XF0029600305	fixed	4.45	2028	15,000,000.00	15,000,000.00
XS0633559686	floating	0.23	2016	15,000,000.00	15,000,000.00
XF0029114356	fixed	3.22	2015	13,000,000.00	13,000,000.00
XF0029212788	fixed	0.68	2018	13,000,000.00	13,000,000.00
XF0029600727	fixed	4.01	2019	13,000,000.00	13,000,000.00
XF0029113762	fixed	4.50	2014	12,000,000.00	12,000,000.00
XF0029600263	fixed	4.04	2023	12,000,000.00	12,000,000.00
XF0029114620	fixed	3.49	2015	11,000,000.00	11,000,000.00
XF0029600651	fixed	4.10	2020	11,000,000.00	11,000,000.00
XS0792039124	Zero	0.00	2018	11,000,000.00	11,000,000.00
XF0029110800	fixed	6.10	2014	10,000,000.00	10,000,000.00
XF0029113416	fixed	4.38	2014	10,000,000.00	10,000,000.00
XF0029113507	fixed	4.21	2014	10,000,000.00	10,000,000.00
XF0029113515	fixed	4.36	2015	10,000,000.00	10,000,000.00
XF0029113523	fixed	4.36	2015	10,000,000.00	10,000,000.00
XF0029113630	fixed	4.28	2014	10,000,000.00	10,000,000.00
XF0029113671	fixed	4.33	2014	10,000,000.00	10,000,000.00
XF0029113697	fixed	3.86	2014	10,000,000.00	10,000,000.00
XF0029113713	fixed	4.45	2014	10,000,000.00	10,000,000.00
XF0029113812	fixed	4.50	2014	10,000,000.00	10,000,000.00
XF0029113929	fixed	4.20	2014	10,000,000.00	10,000,000.00
XF0029114059	fixed	4.10	2014	10,000,000.00	10,000,000.00
XF0029114083	fixed	4.01	2014	10,000,000.00	10,000,000.00
XF0029114091	fixed	4.01	2014	10,000,000.00	10,000,000.00
XF0029114125	fixed	3.96	2014	10,000,000.00	10,000,000.00
XF0029114257	fixed	3.28	2015	10,000,000.00	10,000,000.00
XF0029114281	fixed	3.06	2015	10,000,000.00	10,000,000.00
XF0029114315	fixed	3.72	2014	10,000,000.00	10,000,000.00
XF0029114331	fixed	3.81	2015	10,000,000.00	10,000,000.00
XF0029114398	fixed	3.58	2015	10,000,000.00	10,000,000.00
XF0029114422	fixed	3.04	2015	10,000,000.00	10,000,000.00
XF0029114497	fixed	3.30	2015	10,000,000.00	10,000,000.00
XF0029114505	fixed	3.27	2015	10,000,000.00	10,000,000.00
XF0029114687	fixed	3.50	2014	10,000,000.00	10,000,000.00
XF0029114703	fixed	2.91	2016	10,000,000.00	10,000,000.00
XF0029114752	fixed	3.67	2016	10,000,000.00	10,000,000.00
XF0029114778	fixed	3.76	2016	10,000,000.00	10,000,000.00
XF0029114794	fixed	3.84	2016	10,000,000.00	10,000,000.00
XF0029114802	fixed	3.78	2016	10,000,000.00	10,000,000.00
XF0029114828	fixed	3.97	2016	10,000,000.00	10,000,000.00
XF0029114844	fixed	4.07	2016	10,000,000.00	10,000,000.00
XF0029114851	fixed	4.08	2016	10,000,000.00	10,000,000.00
XF0029114869	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029114943	fixed	4.19	2016	10,000,000.00	10,000,000.00
XF0029114968	fixed	4.22	2016	10,000,000.00	10,000,000.00
XF0029114976	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029114984	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029115007	fixed	4.10	2016	10,000,000.00	10,000,000.00
XF0029115031	fixed	4.13	2016	10,000,000.00	10,000,000.00
XF0029115049	fixed	4.25	2016	10,000,000.00	10,000,000.00
XF0029115056	fixed	4.28	2016	10,000,000.00	10,000,000.00
XF0029115064	fixed	4.30	2016	10,000,000.00	10,000,000.00
XF0029115072	fixed	4.13	2016	10,000,000.00	10,000,000.00
XF0029115080	fixed	4.13	2016	10,000,000.00	10,000,000.00
XF0029115205	fixed	4.17	2016	10,000,000.00	10,000,000.00
XF0029115239	fixed	4.20	2016	10,000,000.00	10,000,000.00
XF0029115262	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029115270	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029115296	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029211947	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211954	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211962	fixed	4.75	2019	10,000,000.00	10,000,000.00
XF0029211970	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211988	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211996	fixed	4.53	2014	10,000,000.00	10,000,000.00
XF0029212002	fixed	4.39	2014	10,000,000.00	10,000,000.00
XF0029212127	fixed	4.17	2016	10,000,000.00	10,000,000.00
XF0029212135	fixed	4.16	2016	10,000,000.00	10,000,000.00
XF0029212143	fixed	4.26	2016	10,000,000.00	10,000,000.00
XF0029212150	fixed	4.26	2017	10,000,000.00	10,000,000.00
XF0029212176	fixed	4.35	2017	10,000,000.00	10,000,000.00
XF0029212184	fixed	4.37	2017	10,000,000.00	10,000,000.00
XF0029212200	fixed	4.61	2017	10,000,000.00	10,000,000.00
XF0029212218	fixed	4.68	2017	10,000,000.00	10,000,000.00
XF0029212226	fixed	4.67	2017	10,000,000.00	10,000,000.00
XF0029212259	fixed	4.90	2019	10,000,000.00	10,000,000.00
XF0029212267	fixed	4.47	2017	10,000,000.00	10,000,000.00

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

XF0029212275	fixed	4.63	2017	10,000,000.00	10,000,000.00
XF0029212283	fixed	4.65	2017	10,000,000.00	10,000,000.00
XF0029212309	fixed	4.48	2017	10,000,000.00	10,000,000.00
XF0029212325	fixed	4.53	2018	10,000,000.00	10,000,000.00
XF0029212333	fixed	4.53	2018	10,000,000.00	10,000,000.00
XF0029212341	fixed	4.49	2018	10,000,000.00	10,000,000.00
XF0029212432	fixed	4.02	2018	10,000,000.00	10,000,000.00
XF0029212440	fixed	4.01	2018	10,000,000.00	10,000,000.00
XF0029212465	fixed	3.78	2019	10,000,000.00	10,000,000.00
XF0029212481	fixed	3.51	2016	10,000,000.00	10,000,000.00
XF0029212523	fixed	3.63	2016	10,000,000.00	10,000,000.00
XF0029212606	fixed	3.72	2016	10,000,000.00	10,000,000.00
XF0029600081	fixed	4.55	2023	10,000,000.00	10,000,000.00
XF0029600099	fixed	4.55	2024	10,000,000.00	10,000,000.00
XF0029600107	fixed	4.55	2023	10,000,000.00	10,000,000.00
XF0029600206	fixed	4.24	2024	10,000,000.00	10,000,000.00
XF0029600321	fixed	4.19	2023	10,000,000.00	10,000,000.00
XF0029600487	fixed	4.10	2019	10,000,000.00	10,000,000.00
XF0029600578	fixed	4.42	2024	10,000,000.00	10,000,000.00
XF0029600644	fixed	4.61	2029	10,000,000.00	10,000,000.00
XF0029600693	fixed	4.54	2030	10,000,000.00	10,000,000.00
XF0029600719	fixed	4.37	2024	10,000,000.00	10,000,000.00
XF0029600784	fixed	4.08	2020	10,000,000.00	10,000,000.00
XF0029600859	fixed	4.61	2029	10,000,000.00	10,000,000.00
XF0029600867	fixed	4.54	2024	10,000,000.00	10,000,000.00
XS0422205152	floating	0.85	2019	10,000,000.00	10,000,000.00
XS0443566947	fixed	3.27	2015	10,000,000.00	10,000,000.00
XF0029212366	fixed	4.41	2018	9,600,000.00	9,600,000.00
XF0029113481	fixed	4.19	2014	9,000,000.00	9,000,000.00
XF0029113424	fixed	4.29	2014	8,000,000.00	8,000,000.00
XF0029113770	fixed	4.56	2014	8,000,000.00	8,000,000.00
XF0029212614	fixed	4.04	2019	8,000,000.00	8,000,000.00
XF0029212663	fixed	3.50	2015	8,000,000.00	8,000,000.00
XF0029600388	fixed	3.87	2019	8,000,000.00	8,000,000.00
XF0029212424	fixed	3.80	2016	7,000,000.00	7,000,000.00
XF0029212499	fixed	3.61	2016	7,000,000.00	7,000,000.00
XF0029113879	fixed	4.37	2014	6,000,000.00	6,000,000.00
XF0029115114	fixed	4.30	2016	6,000,000.00	6,000,000.00
XF0029212549	fixed	4.04	2019	6,000,000.00	6,000,000.00
XF0029600354	fixed	3.87	2018	6,000,000.00	6,000,000.00
XF0029600685	fixed	4.13	2021	6,000,000.00	6,000,000.00
XF0029212390	fixed	4.15	2018	5,500,000.00	5,500,000.00
XF0029113440	fixed	4.32	2014	5,000,000.00	5,000,000.00
XF0029113531	fixed	4.36	2015	5,000,000.00	5,000,000.00
XF0029113648	fixed	4.27	2014	5,000,000.00	5,000,000.00
XF0029113655	fixed	4.49	2016	5,000,000.00	5,000,000.00
XF0029113721	fixed	4.49	2014	5,000,000.00	5,000,000.00
XF0029113952	fixed	4.21	2014	5,000,000.00	5,000,000.00
XF0029114000	fixed	4.22	2016	5,000,000.00	5,000,000.00
XF0029114075	fixed	4.00	2014	5,000,000.00	5,000,000.00
XF0029114117	fixed	3.99	2014	5,000,000.00	5,000,000.00
XF0029114190	fixed	3.81	2014	5,000,000.00	5,000,000.00
XF0029114364	fixed	3.70	2015	5,000,000.00	5,000,000.00
XF0029114463	fixed	3.05	2015	5,000,000.00	5,000,000.00
XF0029114596	fixed	3.30	2015	5,000,000.00	5,000,000.00
XF0029114679	fixed	3.63	2015	5,000,000.00	5,000,000.00
XF0029114729	fixed	3.59	2015	5,000,000.00	5,000,000.00
XF0029114745	fixed	3.64	2016	5,000,000.00	5,000,000.00
XF0029114786	fixed	3.77	2016	5,000,000.00	5,000,000.00
XF0029114810	fixed	3.82	2016	5,000,000.00	5,000,000.00
XF0029114877	fixed	4.00	2014	5,000,000.00	5,000,000.00
XF0029114885	fixed	3.99	2014	5,000,000.00	5,000,000.00
XF0029114901	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029114919	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029114927	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029114935	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029114950	fixed	4.13	2015	5,000,000.00	5,000,000.00
XF0029114992	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029115015	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029115023	fixed	4.13	2015	5,000,000.00	5,000,000.00
XF0029115106	fixed	4.13	2016	5,000,000.00	5,000,000.00
XF0029115122	fixed	4.25	2016	5,000,000.00	5,000,000.00
XF0029115148	fixed	4.31	2016	5,000,000.00	5,000,000.00
XF0029115155	fixed	4.25	2016	5,000,000.00	5,000,000.00
XF0029115163	fixed	4.13	2016	5,000,000.00	5,000,000.00
XF0029115171	fixed	4.22	2015	5,000,000.00	5,000,000.00
XF0029115189	fixed	4.15	2016	5,000,000.00	5,000,000.00
XF0029115197	fixed	4.13	2016	5,000,000.00	5,000,000.00
XF0029115254	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029115312	fixed	4.05	2016	5,000,000.00	5,000,000.00
XF0029115320	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029212010	fixed	3.73	2014	5,000,000.00	5,000,000.00

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

XF0029212168	fixed	4.13	2017	5,000,000.00	5,000,000.00
XF0029212507	fixed	3.65	2016	5,000,000.00	5,000,000.00
XF0029212556	fixed	3.46	2015	5,000,000.00	5,000,000.00
XF0029212689	fixed	3.55	2016	5,000,000.00	5,000,000.00
XF0029212705	fixed	3.71	2018	5,000,000.00	5,000,000.00
XF0029600016	fixed	4.31	2019	5,000,000.00	5,000,000.00
XF0029600289	fixed	4.10	2023	5,000,000.00	5,000,000.00
XF0029600362	fixed	4.27	2023	5,000,000.00	5,000,000.00
XF0029600420	fixed	4.46	2029	5,000,000.00	5,000,000.00
XF0029600461	fixed	4.32	2028	5,000,000.00	5,000,000.00
XF0029600495	fixed	4.33	2025	5,000,000.00	5,000,000.00
XF0029600537	fixed	3.79	2019	5,000,000.00	5,000,000.00
XF0029600552	fixed	3.84	2019	5,000,000.00	5,000,000.00
XF0029600610	fixed	4.33	2024	5,000,000.00	5,000,000.00
XF0029600669	fixed	4.43	2024	5,000,000.00	5,000,000.00
XF0029600750	fixed	4.04	2019	5,000,000.00	5,000,000.00
XF0029600800	fixed	3.73	2019	5,000,000.00	5,000,000.00
XF0029600834	fixed	4.15	2026	5,000,000.00	5,000,000.00
XF0029600842	fixed	4.00	2019	5,000,000.00	5,000,000.00
XS0443052088	fixed	3.30	2017	5,000,000.00	5,000,000.00
XF0029113473	fixed	4.31	2014	4,000,000.00	4,000,000.00
XF0029113622	fixed	4.22	2014	4,000,000.00	4,000,000.00
XF0029114711	fixed	3.64	2016	4,000,000.00	4,000,000.00
DE000A0AEBS0	fixed	3.50	2015	2,782,400.00	2,782,400.00
XF0029212374	fixed	4.41	2018	3,400,000.00	3,400,000.00
XF0029113549	fixed	4.36	2015	3,000,000.00	3,000,000.00
XF0029113820	fixed	4.45	2014	3,000,000.00	3,000,000.00
XF0029114471	fixed	3.19	2015	3,000,000.00	3,000,000.00
XF0029114588	fixed	3.10	2015	3,000,000.00	3,000,000.00
XF0029114646	fixed	3.59	2015	3,000,000.00	3,000,000.00
XF0029114760	fixed	3.68	2016	3,000,000.00	3,000,000.00
XF0029115213	fixed	4.15	2016	3,000,000.00	3,000,000.00
XF0029212457	fixed	3.90	2018	3,000,000.00	3,000,000.00
XF0029600164	fixed	4.39	2020	2,750,000.00	2,750,000.00
XF0029113556	fixed	4.36	2015	2,500,000.00	2,500,000.00
XF0029114570	fixed	3.28	2017	2,500,000.00	2,500,000.00
XF0029212473	fixed	3.61	2017	2,500,000.00	2,500,000.00
XF0029115288	fixed	3.97	2016	2,400,000.00	2,400,000.00
XF0029113853	fixed	3.87	2014	2,000,000.00	2,000,000.00
XF0029114661	fixed	3.60	2015	2,000,000.00	2,000,000.00
XF0029115304	fixed	4.00	2016	2,000,000.00	2,000,000.00
XF0029212093	fixed	3.11	2015	2,000,000.00	2,000,000.00
XF0029212416	fixed	3.75	2018	2,000,000.00	2,000,000.00
XF0029212598	fixed	4.16	2024	2,000,000.00	2,000,000.00
XF0029600735	fixed	4.13	2019	2,000,000.00	2,000,000.00
XF0029113739	fixed	4.43	2014	1,500,000.00	1,500,000.00
XF0029114893	fixed	4.13	2016	1,500,000.00	1,500,000.00
XF0029113747	fixed	4.48	2014	1,300,000.00	1,300,000.00
XF0029113994	fixed	4.04	2014	1,000,000.00	1,000,000.00
XF0029114141	fixed	4.04	2014	1,000,000.00	1,000,000.00
XF0029114414	fixed	3.53	2015	1,000,000.00	1,000,000.00
XF0029212101	fixed	3.82	2016	1,000,000.00	1,000,000.00
XF0029212358	fixed	4.80	2018	1,000,000.00	1,000,000.00
XF0029600503	fixed	3.83	2020	1,000,000.00	1,000,000.00
XF0029114653	fixed	3.60	2015	700,000.00	700,000.00
DE0002942448	Zero	0.00	2049	528,500.00	528,500.00
XF0029113937	fixed	4.20	2014	500,000.00	500,000.00
XF0029113945	fixed	4.20	2014	500,000.00	500,000.00
XF0029212408	fixed	4.15	2018	500,000.00	500,000.00
XF0029212622	fixed	3.52	2016	500,000.00	500,000.00
XF0029600131	fixed	4.40	2019	100,000.00	100,000.00

Euro Total	379				29,653,751,144.3178

United States Dollar
XS0281916931	fixed	4.88	2014	1,850,000,000.00	1,341,454,571.82
US515110BJ28	fixed	1.00	2018	1,750,000,000.00	1,268,943,513.89
XS0458163382	floating	0.39	2014	1,550,000,000.00	1,123,921,398.01
US515110BB91	fixed	3.13	2015	1,500,000,000.00	1,087,665,869.05
US515110BE31	fixed	2.13	2016	1,500,000,000.00	1,087,665,869.05
US515110BF06	fixed	1.88	2018	1,500,000,000.00	1,087,665,869.05
US515110BG88	fixed	0.88	2017	1,500,000,000.00	1,087,665,869.05
US515110BC74	fixed	2.38	2017	1,250,000,000.00	906,388,224.20
US515110BH61	fixed	1.38	2019	1,250,000,000.00	906,388,224.20
XS0882563108	floating	0.25	2016	1,200,000,000.00	870,132,695.24
XS0339494303	fixed	4.00	2015	1,100,000,000.00	797,621,637.30
US515110AV64	fixed	5.13	2017	1,050,000,000.00	761,366,108.33
US515110BD57	fixed	2.50	2016	1,000,000,000.00	725,110,579.36
US51511CAC29	fixed	2.25	2014	1,000,000,000.00	725,110,579.36
US51511CAD02	fixed	3.13	2016	1,000,000,000.00	725,110,579.36
XS0878962421	Zero	0.00	2014	1,000,000,000.00	725,110,579.36
US515110AU81	fixed	5.00	2016	940,000,000.00	681,603,944.60

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

US515110AP96	fixed	4.88	2015	900,000,000.00	652,599,521.43
US51511CAF59	floating	0.37	2014	750,000,000.00	543,832,934.52
US51511CAG33	floating	0.44	2016	600,000,000.00	435,066,347.62
XS0740774715	floating	0.49	2015	500,000,000.00	362,555,289.68
XS0834953084	floating	0.33	2017	500,000,000.00	362,555,289.68
XS0877916964	Zero	0.00	2014	500,000,000.00	362,555,289.68
XS0954219035	Zero	0.00	2014	500,000,000.00	362,555,289.68
US51511CAJ71	floating	0.25	2016	300,000,000.00	217,533,173.81
XS0999670648	floating	0.35	2018	300,000,000.00	217,533,173.81
US51511CAH16	fixed	10.00	2016	290,000,000.00	210,282,068.02
XS0311299407	Zero	0.00	2037	230,000,000.00	166,775,433.25
XS1009592590	Zero	0.00	2014	215,000,000.00	155,898,774.56
XS0191302156	fixed	4.70	2014	200,000,000.00	145,022,115.87
XS1008697994	Zero	0.00	2014	145,000,000.00	105,141,034.01
XS0206542952	fixed	4.46	2014	102,000,000.00	73,961,279.10
XS0252343248	fixed	5.35	2016	100,000,000.00	72,511,057.94
XS0594202839	floating	0.36	2014	70,000,000.00	50,757,740.56
XF0029212762	fixed	3.43	2021	60,000,000.00	43,506,634.76
XF0029211897	fixed	6.20	2014	50,000,000.00	36,255,528.97
XF0029212739	fixed	3.07	2014	50,000,000.00	36,255,528.97
XS0997798292	Zero	0.00	2014	50,000,000.00	36,255,528.97
XS1009723443	Zero	0.00	2014	50,000,000.00	36,255,528.97
XS1010334222	Zero	0.00	2014	50,000,000.00	36,255,528.97
XS0967107557	Zero	0.00	2014	40,000,000.00	29,004,423.17
XS1008562552	Zero	0.00	2014	40,000,000.00	29,004,423.17
XF0029212770	fixed	3.05	2021	35,000,000.00	25,378,870.28
XF0029212713	fixed	3.17	2015	30,000,000.00	21,753,317.38
XS0140850412	fixed	6.24	2017	30,000,000.00	21,753,317.38
XS1008568831	Zero	0.00	2014	30,000,000.00	21,753,317.38
XS1009593481	Zero	0.00	2014	25,000,000.00	18,127,764.48
XS1012310972	Zero	0.00	2014	25,000,000.00	18,127,764.48
XS0517457288	floating	0.40	2015	20,000,000.00	14,502,211.59
XS0984242882	Zero	0.00	2014	20,000,000.00	14,502,211.59
XF0029212747	fixed	3.80	2021	10,000,000.00	7,251,105.79
XS0433130373	fixed	3.91	2015	10,000,000.00	7,251,105.79
XS0433944369	floating	0.82	2014	10,000,000.00	7,251,105.79
XS0439164160	floating	0.70	2014	10,000,000.00	7,251,105.79
XS0951956795	Zero	0.00	2014	10,000,000.00	7,251,105.79
XS0967425926	Zero	0.00	2014	10,000,000.00	7,251,105.79
XS1010900600	Zero	0.00	2014	10,000,000.00	7,251,105.79
XS1010900782	Zero	0.00	2014	10,000,000.00	7,251,105.79

United States Dollar Total	58				20,902,762,671.31

Australian Dollar
AU3CB0204543	fixed	4.25	2023	1,625,000,000.00	1,053,621,215.07
AU3CB0146660	fixed	6.50	2017	1,600,000,000.00	1,037,411,657.91
AU300LNDR042	fixed	5.75	2015	1,300,000,000.00	842,896,972.05
AU3CB0119329	fixed	6.00	2014	1,200,000,000.00	778,058,743.44
AU3CB0191278	fixed	5.50	2020	1,150,000,000.00	745,639,629.13
AU3CB0173730	fixed	6.25	2018	1,000,000,000.00	648,382,286.20
AU3CB0168789	fixed	6.00	2016	750,000,000.00	486,286,714.65
AU3CB0192276	fixed	5.50	2022	750,000,000.00	486,286,714.65
AU3FN0012563	floating	3.16	2016	625,000,000.00	405,238,928.87
AU3CB0214211	fixed	4.75	2024	550,000,000.00	356,610,257.41
XS0882836785	floating	2.94	2018	400,000,000.00	259,352,914.48
XS0371929885	fixed	7.49	2016	390,000,000.00	252,869,091.62
XS0355982785	fixed	6.74	2018	350,000,000.00	226,933,800.17
XS0422676865	fixed	5.25	2014	350,000,000.00	226,933,800.17
XS0526513287	fixed	5.75	2015	200,000,000.00	129,676,457.24
XS0956359383	fixed	4.88	2023	50,000,000.00	32,419,114.31
XS0737167485	fixed	0.50	2017	35,200,000.00	22,823,056.47
XS0955269260	fixed	4.45	2020	25,000,000.00	16,209,557.15
XS0880003586	Zero	0.00	2014	20,000,000.00	12,967,645.72
XS0613944353	fixed	6.57	2021	17,000,000.00	11,022,498.87

Australian Dollar Total	20				8,031,641,055.57

Japanese Yen
XS0301942842	fixed	1.50	2014	50,000,000,000.00	345,494,748.48
XS0251101456	fixed	2.80	2036	25,000,000,000.00	172,747,374.24
XF0029500323	fixed	2.00	2019	10,000,000,000.00	69,098,949.70
XS0064185035	floating	5.20	2026	10,000,000,000.00	69,098,949.70
XS0069091758	floating	4.80	2026	10,000,000,000.00	69,098,949.70
XS0100279776	fixed	3.15	2014	10,000,000,000.00	69,098,949.70
XF0029500299	fixed	1.16	2018	5,000,000,000.00	34,549,474.85
XF0029500315	fixed	1.71	2019	5,000,000,000.00	34,549,474.85
XS0075146208	floating	5.78	2022	5,000,000,000.00	34,549,474.85
XS0080533598	floating	5.01	2022	5,000,000,000.00	34,549,474.85
XS0295019557	fixed	1.51	2014	4,000,000,000.00	27,639,579.88

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

XS0065054149	floating	6.10	2025	3,000,000,000.00	20,729,684.91
XS0090641415	fixed	2.50	2014	3,000,000,000.00	20,729,684.91
XS0094191797	fixed	3.11	2019	3,000,000,000.00	20,729,684.91
XS0100119493	fixed	3.20	2019	3,000,000,000.00	20,729,684.91
XS0101762473	fixed	3.00	2015	3,000,000,000.00	20,729,684.91
XS0218818994	floating	0.68	2015	3,000,000,000.00	20,729,684.91
XS0141839141	fixed	2.60	2022	2,500,000,000.00	17,274,737.42
XS0134907327	fixed	2.50	2021	2,300,000,000.00	15,892,758.43
XS0081035189	floating	5.18	2018	2,000,000,000.00	13,819,789.94
XS0094505210	floating	2.22	2019	2,000,000,000.00	13,819,789.94
XS0112551675	fixed	2.88	2015	2,000,000,000.00	13,819,789.94
XS0120074777	fixed	3.40	2020	2,000,000,000.00	13,819,789.94
XS0158467554	floating	4.00	2022	2,000,000,000.00	13,819,789.94
XS0429671067	floating	0.49	2014	2,000,000,000.00	13,819,789.94
XS0202090543	floating	1.60	2016	1,500,000,000.00	10,364,842.45
XS0128270757	fixed	2.77	2021	1,000,000,000.00	6,909,894.97
XS0129607783	fixed	2.60	2021	1,000,000,000.00	6,909,894.97
XS0145443213	fixed	2.00	2017	1,000,000,000.00	6,909,894.97
XS0153822522	fixed	1.72	2017	1,000,000,000.00	6,909,894.97
XS0160229182	floating	2.15	2023	1,000,000,000.00	6,909,894.97
XS0170276629	floating	0.75	2028	1,000,000,000.00	6,909,894.97

Japanese Yen Total	32				1,252,763,957.99

Swiss Franc
CH0021847568	fixed	2.00	2015	300,000,000.00	244,379,276.64
CH0102652770	fixed	2.63	2016	300,000,000.00	244,379,276.64
CH0111461312	fixed	1.75	2017	250,000,000.00	203,649,397.20
CH0022312109	fixed	2.13	2017	200,000,000.00	162,919,517.76
CH0020827561	fixed	2.50	2018	150,000,000.00	122,189,638.32
CH0023385484	fixed	1.88	2014	100,000,000.00	81,459,758.88
XS0434519442	fixed	2.77	2017	100,000,000.00	81,459,758.88
XS0428134869	fixed	2.44	2017	80,000,000.00	65,167,807.10
XS0434519798	fixed	2.67	2016	60,000,000.00	48,875,855.33
CH0038365315	fixed	2.36	2015	50,000,000.00	40,729,879.44
CH0049932863	fixed	2.83	2024	50,000,000.00	40,729,879.44
XS0418386479	fixed	2.82	2021	50,000,000.00	40,729,879.44
XS0428882657	fixed	2.45	2016	50,000,000.00	40,729,879.44

Swiss Franc Total	13				1,417,399,804.50

Norwegian Kroner
XS0686448019	fixed	3.50	2018	2,300,000,000.00	275,020,925.51
XS0480714061	fixed	3.75	2015	1,750,000,000.00	209,255,052.01
XS0213328445	fixed	3.84	2015	1,300,000,000.00	155,446,610.07
XS0496657924	fixed	4.00	2016	1,150,000,000.00	137,510,462.75
NO0010634678	floating	2.00	2017	1,000,000,000.00	119,574,315.44
XS0243191219	fixed	3.96	2016	750,000,000.00	89,680,736.58
XS0385848717	fixed	5.33	2018	600,000,000.00	71,744,589.26
XS0213329096	fixed	3.91	2020	500,000,000.00	59,787,157.72
XS0244126016	fixed	3.90	2016	500,000,000.00	59,787,157.72
XS0388954272	fixed	5.23	2015	500,000,000.00	59,787,157.72
XS0931408420	fixed	2.25	2019	500,000,000.00	59,787,157.72
XS0942541912	fixed	2.63	2020	500,000,000.00	59,787,157.72
NO0010624166	floating	1.80	2018	300,000,000.00	35,872,294.63
XS0245501258	fixed	3.86	2016	250,000,000.00	29,893,578.86

Norwegian Kroner Total	14				1,422,934,353.70

British Pound Sterling
XS0893356120	fixed	1.00	2017	550,000,000.00	659,709,727.72
XS0587975961	fixed	3.25	2016	325,000,000.00	389,828,475.47
XS0993144434	Zero	0.00	2014	123,000,000.00	147,535,084.56
XS1007316810	Zero	0.00	2014	82,000,000.00	98,356,723.04
XS0908266033	fixed	0.50	2016	75,000,000.00	89,960,417.42
XS1009205227	Zero	0.00	2014	70,500,000.00	84,562,792.37
XS1008524628	Zero	0.00	2014	50,500,000.00	60,573,347.73
XS1002180898	Zero	0.00	2014	50,000,000.00	59,973,611.61
XS0987500021	Zero	0.00	2014	30,000,000.00	35,984,166.97
XS0983152413	Zero	0.00	2014	25,000,000.00	29,986,805.81
XS1008914845	Zero	0.00	2014	11,000,000.00	13,194,194.55
XF0029212754	fixed	3.76	2020	10,000,000.00	11,994,722.32

British Pound Sterling Total	12				1,681,660,069.57

New Zealand Dollar
XS0299261403	fixed	7.00	2017	400,000,000.00	238,635,007.76
NZLRBDT002C6	fixed	7.49	2017	275,000,000.00	164,061,567.83
NZLRBDT006C7	fixed	3.88	2017	175,000,000.00	104,402,815.89
NZLRBDT004C2	fixed	5.59	2014	150,000,000.00	89,488,127.91

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

NZLRBDT007C5	fixed	4.38	2020	125,000,000.00	74,573,439.92
XS0997469043	Zero	0.00	2014	100,000,000.00	59,658,751.94
XS1008645761	Zero	0.00	2014	86,200,000.00	51,425,844.17
NZLRBDT005C9	floating	3.42	2018	75,000,000.00	44,744,063.95
XS0289824962	fixed	1.00	2017	55,000,000.00	32,812,313.57
XS1009474393	Zero	0.00	2014	21,000,000.00	12,528,337.91

New Zealand Dollar Total	10				872,330,270.85

Canadian Dollar
CA515110AQ71	fixed	4.30	2016	475,000,000.00	323,767,977.64
CA515110AM67	fixed	4.88	2020	85,600,000.00	58,346,397.66

Canadian Dollar Total	2				382,114,375.30

Swedish Krona
XS0585320707	floating	1.65	2016	1,400,000,000.00	158,029,596.69
XS0388368036	floating	0.86	2015	1,200,000,000.00	135,453,940.02
XS0736077792	floating	1.80	2017	1,000,000,000.00	112,878,283.35
XS0746427649	fixed	2.50	2017	500,000,000.00	56,439,141.67

Swedish Krona Total	4				462,800,961.72

Turkish Lira
XS0750578733	fixed	0.50	2017	600,000,000.00	202,668,468.16
XS0765299226	fixed	0.50	2017	275,000,000.00	92,889,714.58
XS0895805876	fixed	5.63	2018	210,000,000.00	70,933,963.86
XS0483995923	fixed	10.13	2014	110,000,000.00	37,155,885.83
XS0592333867	fixed	7.25	2014	100,000,000.00	33,778,078.03
XS0349885524	fixed	13.00	2015	43,000,000.00	14,524,573.55

Turkish Lira Total	6				451,950,684.01

Brazilian Real
XS0633002331	fixed	7.70	2014	434,000,000.00	133,226,915.52
XS0586775404	fixed	7.95	2014	300,800,000.00	92,337,917.49
XS0968465335	fixed	8.86	2017	250,000,000.00	76,743,614.93
XS0543768476	fixed	8.00	2014	125,000,000.00	38,371,807.47
XS0897897459	fixed	6.25	2016	50,000,000.00	15,348,722.99

Brazilian Real Total	5				356,028,978.39

Mexican Peso
XS0244595863	fixed	8.50	2016	1,265,000,000.00	69,993,526.29

Mexican Peso Total	1				69,993,526.29

South African Rand
XS0902035848	fixed	6.00	2019	500,000,000.00	34,326,513.80
XS0762982030	fixed	0.50	2017	400,000,000.00	27,461,211.04
XS0592652456	fixed	8.00	2015	200,000,000.00	13,730,605.52

South African Rand Total	3				75,518,330.36

TOTAL	559				68,659,189,088.48

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2013.
(2)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2013.

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THE FEDERAL REPUBLIC OF GERMANY
GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 357,000 square kilometers (about 138,000 square miles). Its total population is estimated to have been approximately 80.8 million at the end of 2013 compared to 80.5 million people at the beginning of 2013. This was a year-on-year population increase for the third year in a row. The increase was again due to Germany’s migration surplus, which more than offset the birth deficit (i.e., the difference between births and deaths). In 2011, approximately 16% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2013, Tables 1.1.2, 2.1.9; Statistisches Bundesamt, Increase in Population expected again for 2013, press release of January 8, 2014
(https://www.destatis.de/EN/PressServices/Press/pr/2014/01/PE14_007_12411.html).

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The following table shows selected key demographic figures for the Federal Republic for 2008 to 2012.

POPULATION

	2012 (1)	2011 (1)	2010 (2)	2009 (2)	2008 (2)

	(number of persons)
Total population	80,523,746	80,327,900	81,751,602	81,802,257	82,002,356

Age distribution	(percent of total population)
Under 20	18.2	18.4	18.4	18.8	19.0
20-40	23.9	23.9	24.2	24.3	24.6
40-60	31.0	31.1	31.1	31.0	30.8
60-80	21.5	21.3	21.0	20.8	20.6
80 and more	5.4	5.3	5.3	5.1	5.0

Growth rate	(percent change on the previous year)
Total population	0.2	—	-0.1	-0.2	-0.3
Under 20	-0.6	—	-1.7	-1.8	-1.9
20-40	0.4	—	-0.7	-1.5	-1.8
40-60	-0.2	—	0.2	0.6	1.1
60-80	1.2	—	0.9	0.8	0.3
80 and more	1.3	—	3.0	2.9	3.4

(1)	Population based on data from the 2011 Census (preliminary results of April 10, 2014).
(2)	Population based on former censuses.

Sources: Statistisches Bundesamt, Population, Current Population, Population by age groups, Germany, Value
(https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D1&https=1); Statistisches Bundesamt, Population, Current Population, Population by age groups, Germany, Change on the previous year (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D2&https=1).

With the publication of the first census results for reference date May 9, 2011 (“2011 Census”), on May 31, 2013, a new basis was provided for intercensal population updates. Compared with the number of inhabitants previously applicable on the basis of official intercensal population updates, there were approximately 1.5 million fewer inhabitants in Germany at the 2011 Census reference date than previously assumed. The population data previously provided for 2011 and 2012 were intercensal estimates based on the population census of 1987 (in western Germany) and on an extract from the Central Population Register of the former GDR of October 3, 1990 (in eastern Germany). These data have been revised, taking account of the 2011 Census results and the subsequent recalculation of population data for 2011.

Sources: Statistisches Bundesamt, State & Society, Current Population based on the 2011 Census
(https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/CurrentCensus.html); Statistisches Bundesamt, 2011 Census: 80.2 million inhabitants lived in Germany on 9 May 2011, press release of May 31, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/05/PE13_188_121.html).

Notwithstanding the small population increase in recent years due to net immigration, the German population is poised for a decline due to the gradual aging of its population. These developments are expected to continue and intensify over the next several decades and may result in a downward pressure on Germany’s growth potential in the long term.

Source: Statistisches Bundesamt, Germany’s Population by 2060 – Results of the 12th coordinated population projection
(https://www.destatis.de/EN/Publications/Specialized/Population/GermanyPopulation2060.pdf?__blob=publicationFile).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

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General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 22, 2013. It is expected that the next general election will be held in September 2017.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Left-Wing Party (Die Linke, founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice – The Election Alternative (WASG)) and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 18 electoral periods. The most recent general election, held in September 2013, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Social Democratic Party (SPD), led by Chancellor Dr Angela Merkel (CDU). Dr Merkel has been serving as Chancellor since 2005.

Sources: The Federal Returning Officer, Official final result of the 2013 Bundestag Election, press release of October 9, 2013
(http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_13/presse/034w13_Endgueltiges_amtliches_Ergebnis.html); Shaping Germany’s Future. Coalition Agreement between CDU, CSU and SPD (https://www.cdu.de/sites/default/files/media/dokumente/koalitionsvertrag.pdf).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2013 Elections		2009 Elections		2005 Elections		2002 Elections		1998 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats

CDU/CSU	41.5	311	33.8	239	35.2	226	38.5	248	35.1	245
SPD	25.7	193	23.0	146	34.2	222	38.5	251	40.9	298
Die Linke. (1)	8.6	64	11.9	76	8.7	54	4.0	2	5.1	36
Bündnis 90/Die Grünen	8.4	63	10.7	68	8.1	51	8.6	55	6.7	47
FDP	4.8	—	14.6	93	9.8	61	7.4	47	6.2	43
Others	10.9	—	6.0	—	3.9	—	3.0	—	5.9	—

Total		631		622		614		603		669

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2013, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6; The Federal Returning Officer, Official final result of the 2013 Bundestag Election, press release of October 9, 2013
(http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_13/presse/034w13_Endgueltiges_amtliches_Ergebnis.html).

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. In addition, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade and a member of the World Trade Organization. It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community in 1951, which later developed into the European Union. Today, the Federal Republic is one of 28 member states of the EU (the “Member States”). On July 1, 2013, Croatia became part of the EU, joining the EU’s previous members Austria, Belgium, Bulgaria, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain, Sweden and the United Kingdom. According to provisional data, the

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aggregate population of the Member States was approximately 505 million as of January 1, 2013. The EU is still in the process of enlargement. Formal membership negotiations have been opened with Turkey, Iceland, Montenegro and Serbia. Former Yugoslav Republic of Macedonia has been granted candidate status. Albania, Bosnia and Herzegovina, and Kosovo are potential candidates.

Sources: Europa.eu, The history of the European Union
(http://europa.eu/about-eu/eu-history/index_en.htm); Europa.eu, 2000-2009: Further expansion
(http://europa.eu/about-eu/eu-history/2000-2009/index_en.htm); Europa.eu, 2010-today: A decade of opportunities and challenges, 2013
(http://europa.eu/about-eu/eu-history/2010-today/2013/index_en.htm); Statistical Office of the European Communities, Total population
(http://epp.eurostat.ec.europa.eu/tgm/table.do?tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1); Europa.eu, Enlargement, Countries preparing to join, Check current status
(http://ec.europa.eu/enlargement/countries/check-current-status/index_en.htm); Europa.eu, Enlargement, Countries preparing to join, Serbia
(http://ec.europa.eu/enlargement/countries/detailed-country-information/serbia/index_en.htm).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. The EU promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries. Subsidies to this sector make up more than 30% of the EU’s budget.

The regulation laying down the multiannual financial framework (“MFF”) of the EU was formally adopted in December 2013. The MFF determines maximum amounts for commitment appropriations for the period from 2014 until 2020, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the MFF defines annual maximum amounts for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2014 EU budget, which was adopted by the European Parliament in November 2013, amounts to EUR 142.6 billion in commitment appropriations and EUR 135.5 billion in payment appropriations. The amount of commitment appropriations corresponds to 1.06% of EU gross national income, while the amount of payment appropriations corresponds to 1.00% of EU gross national income.

Sources: Europa.eu, Europe in 12 lessons, What does the EU do?
(http://europa.eu/abc/12lessons/lesson_5/index_en.htm); Europe.eu, Europe in 12 lessons, The single market
(http://europa.eu/abc/12lessons/lesson_6/index_en.htm); European Commission, Banking
(http://ec.europa.eu/internal_market/bank/index_en.htm); European Council, Council adopts the multiannual financial framework 2014-2020, Press Release, December 2, 2013
(http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/139831.pdf); European Commission, Financial Programming and Budget, Budget in figures, 2014
(http://ec.europa.eu/budget/figures/2014/2014_en.cfm).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia and Estonia subsequently joined the euro area. The most recent addition was Latvia, which joined the euro area on January 1, 2014.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (the “Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union
(http://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:12012M/TXT&from=EN); European Central Bank, Economic and Monetary Union (EMU)
(http://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, Latvia joins the euro area, Press release January 1, 2014
(http://www.ecb.europa.eu/press/pr/date/2014/html/pr140101.en.html); European Central Bank, The first ten years
(http://www.ecb.int/ecb/10ann/html/index.en.html).

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EU Economic Governance

In light of the challenges posed by the ongoing economic and financial crisis in certain Euro Area Member States, the Member States have taken a series of measures to strengthen economic and budgetary coordination for the EU as a whole and for the euro area in particular. The process is still ongoing. The enhanced and strengthened EU economic governance framework consists of the following main components.

Stability and Growth Pact. To ensure continuous budgetary discipline in the EMU, the Member States established the Stability and Growth Pact (the “SGP”) in 1996. The SGP was enhanced by a package of six legislative acts (commonly known as the “six-pack”), which entered into force in December 2011. Parts of the six-pack reinforce both the preventive and the corrective arm of the SGP. The preventive arm of the SGP guides Member States towards a country-specific, medium-term budgetary objective, which seeks to ensure the sustainability of public finances. To assess progress towards this objective, in addition to the structural budget balance (defined as the cyclically adjusted balance net of one-off and temporary measures), the rules provide for an “expenditure benchmark.” This expenditure benchmark places a cap on the annual growth of public expenditures according to a medium-term rate of gross domestic product (“GDP”) growth. For Member States that have not yet reached their medium-term budgetary objective, the rate of growth of expenditures should be below this reference rate in order to ensure adequate progress. Under the amended SGP, a significant deviation from the medium-term budgetary objective, or from an appropriate adjustment path towards it, can lead to a financial sanction for Euro Area Member States (an interest-bearing deposit of 0.2% of GDP). Such sanctions are proposed by the European Commission and adopted by reverse qualified majority voting in the Economic and Finance Affairs Council (the “Ecofin Council”), a mechanism which implies that a recommendation or a proposal of the European Commission is considered adopted in the Ecofin Council unless a qualified majority of Member States votes against it, thus ensuring more automatic enforcement.

The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP is a mechanism established in the EU treaties requiring Member States to keep their general government deficits equal or below 3% of GDP and general government gross debt equal or below (or on a sufficiently downward trend towards) 60% of GDP. Previously, the implementation of the EDP by EU regulations only provided for an EDP to be triggered on the basis of a deficit in excess of 3% of GDP. The six-pack gives effect to the debt criterion, so that an EDP may also be launched on the basis of a debt ratio in excess of 60% of GDP. A Member State may become subject to an EDP even if its deficit is equal or below 3% of GDP if the gap between its debt level and the 60% reference is not reduced on average by 1/20th annually. The EDP provides that the Ecofin Council decides with a qualified majority whether an excessive deficit has been incurred after taking into account all relevant factors that have been agreed upon by Member States as well as the impact of the economic cycle. If it concludes that there is an excessive deficit, the Ecofin Council, based on recommendations by the European Commission, suggests corrective measures aimed at deficit reduction and then reviews the corrective measures taken by the Member State. Under the amended SGP, financial sanctions for Euro Area Member States are imposed at an earlier stage of the EDP. A non-interest bearing deposit of 0.2% of GDP may be requested from a Euro Area Member State that is placed in an EDP on the basis of its deficit or its debt. Failure of a Euro Area Member State to comply with recommendations for corrective action will result in a fine of 0.2% of GDP. As in the preventive arm of the SGP, these new sanctions will be proposed by the European Commission and adopted by reverse qualified majority voting in the Ecofin Council. Finally, if the Euro Area Member State further fails to take effective action, the sanctions already provided for in the EU treaties can be imposed (as a rule, a fine of up to 0.5% of GDP).

In March 2013, the European Parliament and the Council of the European Union (the “Council”) agreed on two further regulations, known as the “two-pack.” These regulations will apply to Euro Area Member States only. The new procedures are designed to complement the SGP and to further improve budgetary coordination in the euro area. The two-pack introduces a common budgetary timeline and rules for Euro Area Member States, starting with the budget planning process for 2014. Euro Area Member States must publish their draft budgets by October 15 for the following year. The European Commission will examine and give an opinion on each draft budget, by November 30 at the latest. If the European Commission detects severe non-compliance with the SGP, it will ask the Euro Area Member State to submit a revised plan. The two-pack also strengthens monitoring and surveillance for Euro Area Member States in EDP and for Euro Area Member States threatened with or experiencing serious difficulties regarding their financial stability.

Sources: European Council, Dublin European Council 13 and 14 December 1996 Presidency Conclusions
(http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ec/032a0003.htm); Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union
(http://eur-lex.europa.eu/JOHtml.do?uri=OJ:C:2010:083:SOM:EN:HTML); European Commission, Economic and Financial Affairs, Economic Governance
(http://ec.europa.eu/economy_finance/economic_governance/index_en.htm); European Commission, Economic and Financial Affairs, Economic Governance, Stability and Growth Pact
(http://ec.europa.eu/economy_finance/economic_governance/sgp/index_en.htm); Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance
(http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm); EU Economic governance “Six-Pack” enters into force, press release of December 12, 2011
(http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898); ‘Two-Pack’ completes budgetary surveillance cycle for euro area and further improves economic governance, press release of March 12, 2013
(http://europa.eu/rapid/press-release_MEMO-13-196_en.htm).

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Macroeconomic Imbalance Procedure. The economic and financial crisis in the euro area demonstrated a need for strengthened surveillance of the economic policies of the Member States beyond the fiscal field. Accordingly, in 2011, the macroeconomic imbalance procedure (“MIP”) was established as part of the six-pack legislation described above. The aim of the MIP is to identify potential risks early on, prevent the emergence of harmful imbalances and correct any existing excessive imbalances. The preventive arm of the process relies on an early warning system that uses a scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to adopt recommendations to the affected Member State at an early stage. In cases when excessive macroeconomic imbalances have already arisen, there is a corrective arm through which an excessive imbalance procedure may be initiated against a Member State by a Council decision with qualified majority. In this case, the Member State concerned will have to submit a corrective action plan which will be monitored by the European Commission on the basis of regular progress reports submitted by such Member State. In addition, a new enforcement regime has been introduced for Euro Area Member States, which, as a measure of last resort, imposes financial sanctions if the Euro Area Member State repeatedly does not comply with its obligations. The Council is to rely on reverse qualified majority voting to take the decisions leading up to sanctions. The financial sanctions may eventually result in a fine of up to 0.1% of GDP. The early warning was triggered for Germany in 2013 due to Germany’s current account surplus, see “The Economy—International Economic Relations—Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure.”

Sources: European Commission, Economic and Financial Affairs, Economic Governance, Macroeconomic Imbalance Procedure
(http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/index_en.htm); EU Economic governance “Six-Pack” enters into force, press release of December 12, 2011
(http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898).

Treaty on Stability, Coordination and Governance in the EMU. In March 2012, the Heads of State or Government of all Member States, with the exception of the United Kingdom and the Czech Republic, signed the Treaty on Stability, Coordination and Governance in the EMU. On January 1, 2013, this treaty was ratified by twelve Euro Area Member States and entered into force. Its provisions are binding for Euro Area Member States, while the other Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The core set of rules aims at further strengthening fiscal discipline within the euro area and is also known as the “fiscal compact.” The Treaty on Stability, Coordination and Governance in the EMU is not EU law but an entirely new intergovernmental agreement. Therefore, the fiscal compact does not replace the SGP, but is applicable in parallel to the SGP. The fiscal compact requires contracting parties to ensure convergence towards the country-specific medium-term budgetary objectives, as defined in the SGP, with an upper limit of a structural deficit of 0.5% of GDP. In the event of a deviation from this rule, an automatic correction mechanism will be triggered, with escape clauses for exceptional circumstances. These budget rules are to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e., by January 1, 2014 at the latest. If a contracting party does not comply with this obligation, the matter is to be brought before the EU Court of Justice. The court’s judgment would be binding, and, in the case of non-compliance with the judgment, could be followed up with a penalty of up to 0.1% of GDP, payable to the European Stability Mechanism (“ESM”) in the case of Euro Area Member States. Moreover, the contracting parties agreed that from March 1, 2013, financial assistance will only be granted under the ESM if the relevant Member State has ratified the Treaty on Stability, Coordination and Governance in the EMU and transposed the provisions relating to the balanced budget rule into national law within the time frame set in the fiscal compact. For more information, see “—Response to the European Sovereign Debt Crisis—Treaty on the European Stability Mechanism.” Finally, the fiscal compact includes a commitment by Euro Area Member States to adopt the European Commission’s recommendations in the framework of an EDP unless opposed by a qualified majority. In fact, this commitment extends the use of reverse qualified majority voting to all stages of an EDP, even if this is not provided for in EU treaties and regulations.

Sources: Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance
(http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm); Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/128454.pdf); European Council, “Fiscal compact” entered into force on 1 January 2013, statement of January 1, 2013
(http://www.european-council.europa.eu/home-page/highlights/fiscal-compact-enters-into-force-on-1-january-2013?lang=en).

Response to the European Sovereign Debt Crisis

Temporary Financial Backstop Mechanism. In May 2010, the Council and the Member States decided to set up a temporary stability mechanism to preserve the stability of the euro area by providing temporary financial assistance to Euro Area Member States if needed. One part of the mechanism consisted of a new community instrument (the European Financial Stabilisation Mechanism, or

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“EFSM”) of up to EUR 60 billion. In addition, the Euro Area Member States established the European Financial Stability Facility (“EFSF”). This special purpose vehicle originally had a lending capacity of EUR 440 billion backed by guarantees extended by the Euro Area Member States for the purpose of on-lending to Euro Area Member States in financial difficulties, subject to conditions which were to be negotiated with the European Commission together with the ECB and the IMF and to be approved by the euro area finance ministers. The EFSF became operational in August 2010 and commenced refinancing activities at the beginning of 2011 through EFSF SA, a Luxembourg-registered company owned by the Euro Area Member States.

In October 2011, amendments to the EFSF framework entered into force, increasing the EFSF’s guarantee commitments from EUR 440 billion to EUR 780 billion in order to safeguard the intended effective lending capacity of EUR 440 billion, and increasing its scope of activity by announcing additional measures designed to alleviate the Greek debt crisis and enhance the stability of the euro area as a whole. The EFSF was subsequently authorized to provide loans to Euro Area Member States in financial difficulties, to intervene in the primary and secondary debt markets, to provide credit lines to non-program countries within the framework of an EFSF precautionary program and to finance recapitalizations of financial institutions through loans to governments including in non-program countries.

In November 2011, the economics and finance ministers of the euro area agreed on two models to optimize available resources of the EFSF and adopted corresponding guidelines. Under the first option, the EFSF would have provided partial risk protection to newly issued bonds of a Euro Area Member State. The second option aimed to create one or more co-investment funds, which would have allowed a combination of public and private funding. A co-investment fund would have provided funding for interventions in the primary and secondary debt markets. During the entire time of the EFSF’s lending activity, no co-investment fund was established.

The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of the ECB. Accordingly, the Federal Republic contributes approximately 29% of the guarantees provided by Euro Area Member States, excluding the Euro Area Member States receiving or having received financial support (Ireland, Portugal, Greece and Cyprus). As of the end of March 2014, the EFSF had outstanding bonds and bills of approximately EUR 190.9 billion. The EFSF was created as a temporary institution and therefore as of July 1, 2013 may no longer engage in new financing operations or enter into new loan facility agreements. The EFSF will be dissolved and liquidated when all financial assistance provided to euro area Member States and all funding instruments issued by the EFSF have been repaid in full.

Sources: EFSF FAQ Update as of March 3, 2014
(http://www.efsf.europa.eu/attachments/EFSF FAQ 2014-03-03.pdf); European Commission, Economic and Financial Affairs, Intergovernmental support mechanisms, European Financial Stability Support (EFSF)
(http://ec.europa.eu/economy_finance/european_stabilisation_actions/index_en.htm); European Commission, Economic and Financial Affairs, European Financial Stabilisation Mechanism (EFSM)
(http://ec.europa.eu/economy_finance/eu_borrower/efsm/index_en.htm); EFSF, Investor Relations, Transactions
(http://www.efsf.europa.eu/investor_relations/issues/index.htm).

Treaty on the European Stability Mechanism. In February 2012, the Euro Area Member States signed the revised treaty on the European Stability Mechanism (“ESM”). The ESM treaty entered into force on September 27, 2012, and the ESM was inaugurated on October 8, 2012 following ratification by all 17 Euro Area Member States.

The ESM has been designed as a permanent stability mechanism that assumes the tasks fulfilled by the EFSF and the EFSM and is established as an intergovernmental organization under public international law. Following the accession of Latvia on March 13, 2014, the ESM has an effective lending capacity of EUR 500 billion backed by total subscribed capital of approximately EUR 701.9 billion. Of this amount, approximately EUR 80.2 billion is in the form of paid-in capital provided by the Euro Area Member States and approximately EUR 621.7 billion in the form of callable capital committed by Euro Area Member States. The payment of paid-in shares is to be made in five installments of EUR 16 billion each. Latvia will transfer its share in the paid-in capital in five annual installments of EUR 44.24 million each. The 17 founding members of the ESM completed their payment of paid-in capital on April 30, 2014. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributes approximately EUR 22 billion of paid-in capital to the ESM.

The ESM’s purpose is to provide financial assistance to Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM is allowed to use the range of instruments that was put in place for the EFSF. Financial support is subject to strict economic policy conditionality.

Furthermore, parallel to the Treaty on Stability, Coordination and Governance in the EMU, the contracting parties stated in the ESM treaty that as of March 1, 2013, only Euro Area Member States that have ratified the fiscal compact and have implemented the balanced budget rule as specified in the fiscal compact within the agreed timeline (one year after entry into force) are eligible for financial support from the ESM. Financial assistance from the ESM is activated upon a Euro Area Member State’s request. Once such a request is made, active participation of the IMF will be sought. The ESM’s rules provide for case-by-case participation of private sector creditors, consistent with IMF policies. In order to facilitate this process, standardized and identical collective action clauses are included in the terms and conditions of all new euro area government bonds with a maturity of more than one year, as of January 1, 2013. ESM loans enjoy preferred creditor status in a similar fashion to those extended by the IMF, while accepting preferred creditor status of the IMF over the ESM, except in the case of countries which were beneficiaries under a European financial assistance program before the ESM treaty entered into force.

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In principle, decisions under the ESM are taken by mutual agreement. However, the ESM treaty also provides for an emergency voting rule. In the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule.

As of July 1, 2013, the ESM became the sole and permanent mechanism for responding to new requests for financial assistance by Euro Area Member States. As mentioned above, the EFSF is envisaged to remain active only in the financing programs that started before the ESM Treaty was signed (Greece and Portugal; the program for Ireland ended in December 2013).

As of the end of April 2014, the ESM has disbursed approximately EUR 46 billion to Spain and Cyprus.

On March 18, 2014, the German Federal Constitutional Court (Bundesverfassungsgericht) handed down its decision in the main proceedings challenging the ESM treaty and the fiscal compact. The decision affirmed the preliminary ruling the court had handed down in September 2012, which had approved the ratification by the Federal Republic of the ESM treaty and the fiscal compact.

Sources: European Council, Factsheet on the Treaty establishing the European Stability Mechanism, dated February 2, 2012
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/127788.pdf); European Council, Treaty establishing the European Stability Mechanism, dated February 2, 2012
(http://www.european-council.europa.eu/media/582311/05-tesm2.en12.pdf); ESM FAQ as of March 13, 2014
(http://www.esm.europa.eu/pdf/FAQ%20ESM%202014-03-13.pdf); Frequently Asked Questions on ESM paid-in capital, dated May 1, 2014
(http://www.esm.europa.eu/pdf/FAQ%20on%20paid-in%20capital.pdf); European Financial Stability Facility, ESM becomes sole mechanism for new financial assistance programmes to euro area Member States, July 1, 2013
(http://www.efsf.europa.eu/mediacentre/news/2013/esm-becomes-sole-mechanism-for-new-financial-assistance-programmes-to-euro-area-member-states.htm); Bundesregierung, European Stability Mechanism, press release of March 18, 2014
(http://www.bundesregierung.de/Content/EN/Artikel/2014/03/2014-03-18-bverfg-esm.html).

Financial Assistance to Euro Area Member States

Greece. After Greece had experienced serious difficulties in accessing the financial markets to obtain new borrowings to cover its substantial financing needs in the first months of 2010, the Euro Area Member States concluded that the stability of the euro area as a whole was threatened and agreed to help Greece meet its financing needs. In May 2010, the Euro Area Member States agreed to provide Greece with stability support (the “Greek Loan Facility”) in the form of pooled bilateral loans of up to EUR 80 billion, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The amounts under the Greek Loan Facility were planned to be disbursed over the period May 2010 through June 2013. The Federal Republic committed to contribute up to approximately EUR 22.3 billion. As of December 2011, a total amount of EUR 73 billion had been disbursed under the Greek Loan Facility, of which approximately EUR 53 billion was provided by Euro Area Member States and EUR 20 billion by the IMF.

In July 2011, the Heads of State or Government of the euro area and EU institutions agreed to support a new program for Greece and, together with the IMF and the voluntary contribution of the private sector, fully cover the financing gap. A sufficient majority of private sector creditors accepted the voluntary exchange of Greek debt in early March 2012. Of a total of EUR 205.6 billion in bonds eligible for the exchange offer, approximately 96%, were exchanged. Accordingly, in mid-March 2012, the Euro Area Member States formally approved a second adjustment program for Greece. Under the second program, the EFSF and the IMF have committed the undisbursed amounts of the first program plus an additional EUR 130 billion for the years 2012 to 2014. The EFSF has committed an overall amount of EUR 144.6 billion (including the amounts already committed or disbursed for the involvement of private sector creditors and bank recapitalization) for the years 2012 to 2014, while the IMF has committed to contribute EUR 28 billion over the course of a four-year period.

In fall 2012, the outlook for the sustainability of Greek government debt had worsened compared to March 2012 when the second program was concluded, mainly on account of a deteriorated macro-economic situation and delays in program implementation caused by two election rounds. Against this background, in November 2012, the euro area finance ministers and the IMF agreed to extend the fiscal adjustment path by two years and on a package of measures aimed at reducing Greece’s debt to 124% of GDP by 2020. In parallel, Greece carried out a successful public debt buy-back tender process, which is expected to reduce debt by 9½% of GDP by 2020. As of the end of April 2014, total EFSF funding to Greece within the framework of the second program amounted to approximately EUR 139.9 billion.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Greece
(http://ec.europa.eu/economy_finance/assistance_eu_ms/greek_loan_facility/index_en.htm); Council of the European Union, Statement by the heads of state or government of the euro area and EU institutions, dated July 21, 2011
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/123978.pdf); EFSF, Lending Operations as of December 19, 2013
(http://www.efsf.europa.eu/about/operations/index.htm); European Commission, Statement by the European Commission, ECB and IMF on the review mission to Greece, press release dated March 19, 2014
(http://europa.eu/rapid/press-release_MEMO-14-202_en.htm); EFSF FAQ Update as of December 9, 2013
(http://www.efsf.europa.eu/attachments/EFSF%20FAQ%202013-12-09.pdf).

Ireland. The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, which was agreed upon in December 2010 and was provided subject to compliance with the economic adjustment program, consisted of financial support of EUR 85 billion, including EUR 22.5 billion financed through the EFSM, EUR 17.7 billion through the EFSF, EUR 22.5 billion through the IMF and EUR 4.8 billion through bilateral loans from the United Kingdom, Denmark and Sweden. The

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remaining EUR 17.5 billion was financed by the Irish Treasury cash buffer and investments of the Irish National Pension Reserve Fund. In November 2013, the Irish government announced its decision not to request successor financial assistance, and the financial assistance program for Ireland expired as planned in December 2013.

Sources: Council agrees on joint EU-IMF financial assistance package for Ireland, December 7, 2010
(http://ec.europa.eu/economy_finance/articles/eu_economic_situation/2010-12-01-financial-assistance-ireland_en.htm); European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Ireland
(http://ec.europa.eu/economy_finance/assistance_eu_ms/ireland/index_en.htm); European Financial Stability Facility, EFSF financial assistance for Ireland ends with successful Irish exit, press release of December 8, 2013
(http://www.efsf.europa.eu/mediacentre/news/2013/efsf-financial-assistance-for-ireland-ends-with-successful-irish-exit.htm); Eurogroup, Statement by the Eurogroup on Ireland, press release of November 14, 2013
(http://www.eurozone.europa.eu/newsroom/news/2013/11/statement-by-the-eurogroup-on-ireland/).

Portugal. In early April 2011, the Portuguese Republic officially applied for support under the financial support mechanisms. Euro area, EU and IMF financial support is being provided for the 2011 to mid-2014 period on the basis of an agreement on an economic adjustment program which was negotiated between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial support to be provided amounts to EUR 78 billion, with EFSM, EFSF and IMF each contributing EUR 26 billion. After the conclusion of the twelfth and final review mission in May 2014, the Portuguese government decided to exit its macroeconomic adjustment program without successor arrangement.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Portugal
(http://ec.europa.eu/economy_finance/assistance_eu_ms/portugal/index_en.htm); Eurogroup, Eurogroup Statement on Portugal, press release of May 5, 2013
(http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/142482.pdf).

On June 21, 2013, the Ecofin Council extended the average maturities of loans granted to Ireland and Portugal through the EFSM by seven years (i.e., from 12.5 years to 19.5 years), in order to reduce these countries’ refinancing needs following their respective economic adjustment programs. In addition, the decisions authorize the European Commission to extend the maturity of installments and tranches at the request of the respective country and to refinance all or part of its borrowings for such purpose. The corresponding decision for the loans supplied by the EFSF was taken by the board of directors of the EFSF on June 24, 2013.

Sources: European Council, Council extends maturities of EFSM loans to Ireland, Portugal, June 21, 2013
(http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/137563.pdf); EFSF, EFSF extends loan maturities for Ireland and Portugal, press release dated June 24, 2013
(http://www.efsf.europa.eu/mediacentre/news/2013/efsf-extends-loan-maturities-for-ireland-and-portugal-.htm).

Spain. In June 2012, the Spanish government requested financial assistance from the Euro Area Member States for the recapitalization of certain of its financial institutions. In July 2012, the finance ministers of the Euro Area Member States agreed to grant such financial assistance of up to EUR 100 billion, designed to cover the estimated shortfall in capital requirements along with an additional safety margin. The finance ministers of the Euro Area Member States agreed that the Fund for Orderly Bank Restructuring, acting as agent of the Spanish government, would receive the funds and direct them to the financial institutions concerned. The financial assistance was accompanied by policy conditionality focused on the banking sector. The assistance was initially financed by the EFSF and then transferred to the ESM (without applying seniority status). Loan maturities are up to 15 years with an average of 12.5 years. On December 31, 2013, the financial assistance program expired. The ESM has disbursed a total of EUR 41.3 billion to the Spanish government for the recapitalization of the country’s banking sector. The ESM announced that Spain will not request any follow-up assistance from the ESM.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Spain
(http://ec.europa.eu/economy_finance/assistance_eu_ms/spain/index_en.htm);ESM, Financial Assistance, Spain
(http://www.esm.europa.eu/assistance/spain/); European Stability Mechanism, Spain successfully exits ESM financial assistance programme, press release of December 31, 2013
(http://www.esm.europa.eu/press/releases/spain-successfully-exits-esm-financial-assistance-programme.htm).

Cyprus. The economic adjustment program for Cyprus was formally agreed in May 2013. The financial package will cover up to EUR 10 billion: the ESM will provide up to EUR 9 billion, and the IMF is expected to contribute around EUR 1 billion. The program addresses Cyprus’s financial sector imbalances including an appropriate downsizing of the country’s financial sector, fiscal consolidation, structural reforms and privatization. Prior to the program, the Cypriot authorities agreed to split the Cyprus Popular Bank (also known as “Laiki”) into a good bank and a bad bank and to merge the good bank with the Bank of Cyprus. Laiki’s equity shareholders, bond holders and depositors with deposits of more than EUR 100,000 were required to make a contribution in this process. In addition, deposits with the Bank of Cyprus that exceed EUR 100,000 participated in the capitalization of the bank through the conversion of 47.5% of uninsured deposits (over EUR 100,000) into equity. As of March 2014, ESM and IMF have disbursed a total of EUR 4.85 billion under the program. The third review mission by the European Commission, ECB and IMF in February 2014 concluded that the program remains on track, paving the way for the disbursement of EUR 83 million by the IMF and EUR 150 million by the ESM in April 2014.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Cyprus
(http://ec.europa.eu/economy_finance/assistance_eu_ms/cyprus/index_en.htm); ESM, Financial Assistance, Cyprus
(http://www.esm.europa.eu/assistance/cyprus/index.htm); ESM, FAQ- Financial Assistance for Cyprus, dated September 18, 2013
(http://www.esm.europa.eu/pdf/FAQ%20Cyprus%2018092013.pdf); European Commission, Statement by the European Commission, ECB and IMF on the Third Review Mission to Cyprus, press release of February 11, 2014
(http://europa.eu/rapid/press-release_MEMO-14-104_en.htm); International Monetary Fund, IMF Completes Third Review Under the Extended Fund Facility for Cyprus and Approves €83.3 Million Disbursement, press release dated March 28, 2014
(http://www.imf.org/external/np/sec/pr/2014/pr14143.htm).

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Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). In order to ensure that the decision-making process within the EU’s institutions continues to work effectively, the European Convention was formed in 2001. Its goal was to draft a European constitution that would set out the powers and responsibilities of the institutions and the decision-making process, thus enabling the EU to cope with its main challenges in the mid-term future, the enlargement of the EU and the increased involvement of EU citizens, by introducing more direct democratic processes and transparency into the governance of the EU. The European constitution was signed by the Heads of State or Government and the foreign ministers in October 2004; it was required to be ratified by all Member States as a precondition to its entry into force. After the failure of referendums on ratification held in France and the Netherlands, the European Council in June 2005 decided to enter a period of reflection on the process of reforming the EU institutions. In June 2007, the European Council decided to convene an Intergovernmental Conference to draft a new EU treaty. The treaty, which was signed by the Heads of State or Government and the foreign ministers in Lisbon in December 2007 (the “Treaty of Lisbon”), largely reflects the institutional reforms embodied in the constitution, while modifying or leaving out certain controversial topics. It entered into force on December 1, 2009.

Sources: Europa.eu, How does the EU work?, Europe in 12 lessons: Lesson 4
(http://europa.eu/abc/12lessons/lesson_4/index_en.htm); Europa.eu, Summaries of legislation, a constitution for Europe
(http://europa.eu/scadplus/constitution/introduction_en.htm); European Council, Declaration by the Heads of State or Government of the Member States of the European Union, June 18, 2005
(http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/05/3&format=HTML&aged=0&language=EN&guiLanguage=en); European Council, The Brussels European Council-June 21 and 22, 2007
(http://europa.eu/legislation_summaries/other/constitution_european_council_2007_en.htm); Europa.eu, Treaty of Lisbon: The treaty at a glance
(http://europa.eu/lisbon_treaty/glance/index_en.htm); Europa.eu, Treaty of Lisbon
(http://europa.eu/lisbon_treaty/index_en.htm).

Statistical Disclosure Standards of the International Monetary Fund

The Federal Republic currently meets the Special Data Dissemination Standard (“SDDS”) of the IMF relating to coverage, periodicity and timeliness of economic data. Although subscription by member countries to the SDDS is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

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THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2013, the GDP of Germany expressed at current prices was EUR 2,737.6 billion, compared to EUR 2,666.4 billion in 2012, which represents an increase of 2.7%. GDP adjusted for price effects rose by 0.4% compared to 2012, and exceeded the 1991 level by 32.5%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 22.6% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2013, GDP per capita at current prices was EUR 33,346, while GDP per employee at current prices was EUR 65,429.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (März 2014), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2013, services accounted for 69.0% of gross value added, measured at current prices, compared to 62.5% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 14.5% in 2013, compared to 16.3% in 1991, and “public services, education, health,” accounting for 18.4% of gross value added in 2013, compared to 15.9% in 1991. The production sector (excluding construction) generated 25.5% of gross value added compared to 30.2% in 1991. Construction contributed 4.7% to gross value added in 2013, compared to 6.1% in 1991, and agriculture, forestry and fishing accounted for 0.8% of gross value added in 2013, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (März 2014), Table 2.2.1.

In 2013, private final consumption expenditure totaled 57.5% of GDP in current prices, gross capital formation amounted to 17.2% and government final consumption expenditure equaled 19.5%, almost unchanged from 2012. Exports and imports of goods and services accounted for 50.8% and 44.3% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 6.3% of GDP in 2013, a slight rise compared to 2012.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (März 2014), Table 2.3.1.

In 2013, price-adjusted GDP rose by 0.4% compared to 2012. The GDP, adjusted for both price and calendar effects, increased by 0.5% compared to 2012. Net exports had a neutral effect on economic growth in 2013 (growth contribution: 0.0 percentage points). This was due to the increase in exports of 0.8% (2012: 3.2%) almost being matched by a rise in imports of 0.9% (2012: 1.4%), all on a price-adjusted basis. Gross fixed capital formation in machinery and equipment decreased in 2013 by 2.4%, compared to a 4.0% decline in 2012, in price-adjusted terms, while gross fixed capital formation in construction increased by 0.1%. Final consumption expenditure of general government rose by 0.7% in 2013 upon price adjustment, and final consumption expenditure of households rose by 0.9% on a price-adjusted basis compared to 2012.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (März 2014), Tables 2.1.1, 2.3.2, 2.3.5 and 2.3.10.

The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) increased slightly from 6.8% in 2012 to 6.9% in 2013. However, based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate decreased from 5.3% in 2012 to 5.1% in 2013. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) decreased to 1.5% in 2013, compared to 2.0% in 2012. Excluding energy prices, the index rose by 1.6%. General government gross debt stood at EUR 2,147.0 billion at year-end 2013, compared to EUR 2,161.0 billion at year-end 2012.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2014, Table 5.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (März 2014), Table 2.1.12; Statistisches Bundesamt, Fachserie 17, Reihe 7 – Februar 2014, Table 1.1 and 1.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty – Germany – overall
(http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

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The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2013	2012	2011	2010	2009

	(EUR in billions, unless otherwise indicated)
GDP – at current prices	2,737.6	2,666.4	2,609.9	2,495.0	2,374.2
(change from previous year in %)	2.7	2.2	4.6	5.1	-4.0
GDP – price-adjusted, chain-linked index (2005=100), not adjusted for calendar effects	111.6	111.1	110.4	106.8	102.7
(change from previous year in %)	0.4	0.7	3.3	4.0	-5.1
GDP – price-adjusted, chain-linked index (2005=100), adjusted for calendar effects	111.8	111.2	110.2	106.6	102.6
(change from previous year in %)	0.5	0.9	3.4	3.8	-5.1
Unemployment rate (ILO definition) (in %) (1)	5.1	5.3	5.7	6.8	7.4
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	1.5	2.0	2.1	1.1	0.3
Balance of payments – current account	206.0	198.6	178.4	159.3	140.7
General government gross debt (2)	2,147.0	2,161.0	2,087.7	2,059.2	1,770.7

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2013 (February 2014), Tables 1.1 and 1.10; Statistisches Bundesamt, Verbraucherpreise, Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in %
(https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht März 2014, Table XII.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty – Germany – overall
(http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

Economic Outlook

In its forecast published in April 2014, the Federal Government projected that GDP in Germany will grow by 1.8% in 2014, with private consumption growing by 1.5% (all growth rates are in price-adjusted terms). Exports and imports are expected to increase by 4.1% and 4.7%, respectively, compared to 2013. Gross fixed capital formation is projected to increase by 4.1% in 2014, of which investment in machinery and equipment and in construction is forecast to increase by 4.0% each. Growth is expected to be driven exclusively by domestic demand. The Federal Government expects that employment will increase by approximately 240,000 persons, or 0.6%, in 2014 compared to 2013. The registered unemployment rate (Arbeitslosenquote) is expected to be 6.7% in 2014 on average, compared to 6.9% in 2013.

Source: Bundesministerium für Wirtschaft und Energie, Bundesminister Gabriel: Deutsche Wirtschaft – Aufschwung auf breitem Fundament, press release of April 15, 2014
(http://www.bmwi.de/DE/Presse/pressemitteilungen,did=635304.html).

Economic Policy

General

The Federal Government aims to safeguard and build on the foundations for prosperity, social cohesion and a high quality of life in Germany. It is counting on forward-looking investment, on innovation and research, on efficient infrastructure, on the integration of

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labor and on the continuing internationalization of the German economy. It aims to implement a modern and practical economic policy in order to overcome impediments to productivity.

The German economy remains competitive, and, despite increasing burdens as well as external and internal risks, the Federal Government expects German economic growth to remain robust. Employment and GDP in Germany increased on an annual average basis from 2010 to 2013. In 2013, a record level of employment was reached, with 41.8 million persons employed. For more information on recent economic developments, see “—Key Economic Figures.”

Sources: Bundesministerium für Wirtschaft und Technologie, 2014 Annual Economic Report (Summary in English:
https://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014-engl-fassung,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf, German text:
http://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (März 2014), Table 2.3.13.

Current Policy Initiatives

Following the formation of a new Federal Government at the end of 2013, the objectives of economic policy have shifted somewhat. The Federal Government will continue the strategy of sound fiscal and budgetary as well as growth enhancing policies. At the same time it will seek to strengthen competitiveness with public investment to be stepped up and conditions for private investment improved, thus broadening the scope for a sustained boost to the performance of the German economy. Current policy initiatives are outlined below in more detail.

The Federal Government has continued the consolidation of public finances, in order to adhere both to the requirements stipulated by the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the fiscal compact. For further details on the budget surveillance procedures, see “General—The European Union and European Integration—EU Economic Governance.” Guided by these budgetary principles, the Federal Government intends to shape revenues and expenditure in such a way that the budget is structurally balanced in 2014 and the federal budget will avoid net new borrowing from 2015 onwards. In this way, the Federal Government is making a major contribution towards the planned reduction in the overall national debt rate to below 70% of GDP by the end of 2017 and to below 60% of GDP within ten years. For further information on the Federal Republic’s fiscal situation and prospects, see “Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “Public Finance—Fiscal Outlook.”

The Federal Government intends to reduce tax avoidance and evasion. To this end, the Federal Government is working actively with its European and international partners on the OECD’s Base Erosion and Profit Shifting (“BEPS”) initiative. If it proves impossible to attain the objectives in the context of the G20/BEPS initiative by 2015, the Federal Government plans to adopt national measures. At the same time, it is supporting the development of a global standard for the automatic exchange of information regarding financial accounts.

Demographic changes are expected to have a significant impact on future German growth potential. Consequently, the Federal Government’s policies are geared toward increasing the labor force participation of women and older people in particular, as well as low-skilled workers and individuals with an immigrant background. To further reduce structural unemployment in Germany, the Federal Government is monitoring existing incentive structures and, if necessary, intends to modify them in order to further improve the functionality of the labor market.

The labor market is currently receptive to new workers and is opening up opportunities for people who were previously unable to participate in this positive development. At the same time, however, the low-wage sector has been expanding significantly since the 1990s. Against this background, the Federal Government aims to adapt the policy environment to ensure secure and good work with fair pay, as well as a strong social partnership between employers and trade unions. A generally binding statutory gross minimum wage of EUR 8.50 per hour will be introduced as of January 1, 2015 and is intended to ensure a level of minimum protection throughout Germany. During the transitional period until December 31, 2016, deviations from collective agreements are only allowed on the basis of the Posted Workers Act and the Temporary Employment Act (due to the wage floor in temporary employment). As of January 1, 2017, the generally binding minimum wage will be applied without any restriction. Exemptions are planned for young people under 18, apprentices, volunteers, internships and the long-term unemployed. Further, the Posted Workers Act will be opened up for all sectors. In future, it will also allow the sectors previously not covered by the Posted Workers Act to apply the tailor-made provisions of the Posted Workers Act and establish minimum working conditions which are applicable to all workers, including those posted abroad.

The Federal Government is also aiming to do more to reflect lifetime performance and many years of contribution to the pension system. First, the Federal Government plans to give employees the opportunity to retire without loss of pension provided they have

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made 45 years of contributions. Second, the child-raising efforts of mothers and fathers whose children were born before 1992 are to be rewarded better in the statutory pension system. Furthermore, the Federal Government aims to appreciably improve the pension entitlements of disabled people unable to do a full day’s work.

In the area of antitrust, the Federal Government intends to evaluate the effects of the new rules of the eighth revision of the Act against Restraints on Competition (8. Novelle des Gesetzes gegen Wettbewerbsbeschränkungen). This revision is aimed at improving conditions of competition, particularly in the areas of merger control, abuse of dominant positions, provisions on fines and procedures governing violations of antitrust rules. Market transparency bodies have been set up at the Federal Network Agency (Bundesnetzagentur) and the Federal Cartel Office (Bundeskartellamt) in order to strengthen competition in the energy and gas wholesale as well as fuel markets. The Federal Government plans to consider further steps to improve the administrative and court procedures for antitrust violations and to strengthen the enforcement of cartel law by authorities and private parties. In order to counter any threats to the diversity of the press which might derive from the increasing digitization of media at an early stage, the Federal Government intends to facilitate operational co-operation in terms of cartel law between publishing companies below the editorial level.

In addition, the Federal Government plans to invest more in infrastructure and intends to improve the digital infrastructure. A total of EUR 5 billion of additional money is to be provided for investment in public transport infrastructure over the next four years, primarily for maintenance purposes. The truck toll is to be developed further to provide additional funding for the maintenance and expansion of the federal road network. Also there are plans to levy an appropriate charge on the owners of cars not registered in Germany. This requires an approach which complies with European law in which domestic car owners are not subjected to greater burdens than is presently the case.

Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the transition to a more sustainable energy set-up (Energiewende). Among other things, this energy concept provides for the shutdown of all nuclear power stations in Germany by 2022 and unites other key energy policy objectives (i.e., energy security, climate protection, economic growth and greater competitiveness) within a single strategy. It sets a long-term target of achieving an 80% reduction in greenhouse gas emissions by 2050, compared to 1990 levels. To this end, the energy concept is intended to increase the production and use of renewable energy sources, making them the primary source of German energy supply.

The new Federal Government is in favor of a sustainable continuous and affordable expansion, coupled with further market and systems integration, of renewable energy. The German cabinet adopted a proposal for a fundamental reform of the Renewable Energy Sources Act, (Erneuerbare-Energien-Gesetz) on April 8, 2014 which is expected to interrupt the existing cost dynamics of the act and thereby limit the rise in electricity costs for electricity consumers. In order to safeguard the international competitiveness of German industry, the Federal Government intends to retain the special compensation arrangement, which is to be reviewed on the basis of objective and transparent criteria and to be developed in conformity with European law, i.e., the final details of this arrangement still have to be worked out.

For information on government measures to stabilize Germany’s financial system, see “Monetary and Financial System—Policy Responses to the Global Economic and Financial Crisis—Policy Responses by the Federal Republic.” For information on government budgets, see “Public Finance.” For information on the response to the European sovereign debt crisis, see “General—The European Union and European Integration-Response to the European Sovereign Debt Crisis” and “General—The European Union and European Integration—EU Economic Governance.”

Sources: Bundesministerium für Wirtschaft und Technologie, 2014 Annual Economic Report (Summary in English: https://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014-engl-fassung,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf, German text:
http://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf); Bundesministerium für Wirtschaft und Technologie, 2013 Annual Economic Report
(http://www.bmwi.de/English/Redaktion/Pdf/2013-annual-economic-report-competitiveness-_20key-to-growth,property=pdf,bereich=bmwi,sprache=en,rwb=true.pdf); Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report
(http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html).

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Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP – USE

	2013	2012	2011	2010	2009	2013	2012	2011	2010

	(EUR in billions)					(change in %)
Domestic uses	2,563.9	2,508.5	2,474.3	2,354.8	2,257.5	2.2	1.4	5.1	4.3
Final private consumption	1,572.4	1,533.9	1,498.4	1,435.1	1,392.6	2.5	2.4	4.4	3.1
Final government consumption	533.0	514.4	499.6	487.2	475.3	3.6	3.0	2.5	2.5
Gross fixed capital formation	472.2	470.6	473.2	435.1	408.7	0.4	-0.6	8.8	6.5
Machinery and equipment	170.9	175.0	181.2	170.6	154.8	-2.4	-3.4	6.2	10.2
Construction	271.3	266.1	263.3	237.1	227.0	2.0	1.1	11.1	4.5
Other products	30.0	29.4	28.6	27.4	26.9	2.1	2.6	4.5	1.9
Changes in inventories (1)	-13.7	-10.3	3.2	-2.5	-19.0	—	—	—	—
Net exports (1)	173.7	157.9	135.7	140.2	116.7	—	—	—	—
Exports	1,385.5	1,381.0	1,321.4	1,188.6	1,008.1	0.3	4.5	11.2	17.9
Imports	1,211.8	1,223.1	1,185.8	1,048.4	891.4	-0.9	3.1	13.1	17.6

Gross domestic product	2,737.6	2,666.4	2,609.9	2,495.0	2,374.2	2.7	2.2	4.6	5.1

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2013 (February 2014), Tables 3.1 and 3.9.

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STRUCTURE OF GDP – ORIGIN

	2013	2012	2011	2010	2009	2013	2012	2011	2010

	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,454.0	2,386.8	2,334.9	2,235.2	2,117.1	2.8	2.2	4.5	5.6
Agriculture, forestry and fishing	19.3	20.0	18.5	17.8	15.9	-3.6	8.2	3.6	12.1
Production sector (excluding construction)	625.5	616.9	607.8	573.6	495.3	1.4	1.5	6.0	15.8
Construction	115.8	111.3	109.2	102.1	93.6	4.0	2.0	6.9	9.1
Trade, transport, accommodation and food services	355.6	347.5	339.1	326.3	334.4	2.3	2.5	3.9	-2.4
Information and communication	96.5	96.0	94.7	90.2	93.6	0.5	1.4	4.9	-3.6
Financial and insurance services	98.6	94.4	101.5	101.8	93.1	4.4	-6.9	-0.3	9.3
Real estate activities	298.6	289.3	283.2	267.7	263.2	3.2	2.2	5.8	1.7
Business services	281.1	264.5	253.9	243.4	230.8	6.3	4.2	4.3	5.4
Public services, education, health	450.8	438.1	421.9	409.5	396.0	2.9	3.8	3.0	3.4
Other services	112.4	108.7	105.3	102.9	101.0	3.3	3.3	2.4	1.8
Taxes on products offset against subsidies on products	283.6	279.6	275.0	259.8	257.2	1.4	1.7	5.8	1.0

Gross domestic product	2,737.6	2,666.4	2,609.9	2,495.0	2,374.2	2.7	2.2	4.6	5.1

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2013 (February 2014), Tables 1.13 and 2.1.

Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises and is almost entirely privately owned. Measured by its share in value added, approximately 60% of the production sector is geographically concentrated in the western Länder of North Rhine-Westphalia, Bavaria and Baden-Württemberg. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2013, the production sector’s aggregate contribution to gross value added at current prices was 25.5% (excluding construction) and 30.2% (including construction), respectively. Its price-adjusted gross value added (excluding construction) remained unchanged at 0.0% year-on-year in 2013 after declining by 0.4% in 2012.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (February 2014), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (März 2014), Tables 2.2.1 and 2.2.2.

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OUTPUT IN THE PRODUCTION SECTOR (1)
(2010 = 100)

	2013	2012	2011	2010

Production sector, total	106.3	106.2	106.7	99.5
Industry(2)	107.8	107.5	108.1	99.4
of which:
Intermediate goods(3)	104.5	104.6	107.0	99.5
Capital goods(4)	114.0	113.3	111.9	99.3
Durable goods(5)	100.2	100.5	104.2	99.4
Nondurable goods(6)	100.2	99.8	101.3	99.5
Energy(7)	95.4	97.3	95.6	100.1
Construction(8)	105.5	105.8	107.0	99.3

(1)	Adjusted for working-day variations.
(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(3)	Including mining and quarrying except energy-producing goods.
(4)	Including manufacture of motor vehicles and components.
(5)	Consumption goods that have a long-term use, such as furniture.
(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2014, Table XI.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2013, the services sector’s aggregate contribution to gross value added at current prices increased slightly to 69.0% (after 68.7% in 2012 and only 62.5% in 1991). Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.4% in 2013 and 2012, compared to 15.9% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (March 2014), Table 2.2.1.

Employment and Labor

Despite the slowdown in economic growth in 2012 and 2013, labor market conditions remained robust. In 2013, the average unemployment rate according to the national definition was 6.9%, compared to 6.8% in 2012. Under the ILO definition, the average unemployment rate was 5.1% in 2013 compared to 5.3% in 2012, having declined to the lowest level of unemployment since 1991. The number of persons resident in Germany who were either employed or self-employed in 2013 was 41.8 million, an increase of 0.6% compared to 2012.

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Monatsbericht Februar 2014, Table 5.1
(http://statistik.arbeitsagentur.de/Statischer-Content/Arbeitsmarktberichte/Monatsbericht-Arbeits-Ausbildungsmarkt-Deutschland/Monatsberichte/Generische-Publikationen/Monatsbericht-201402.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (März 2014), Table 2.1.12
(https://www.destatis.de/DE/Publikationen/Thematisch/VolkswirtschaftlicheGesamtrechnungen/Inlandsprodukt/InlandsproduktsberechnungVorlaeufigPDF_2180140.pdf?__blob=publicationFile); Statistisches Bundesamt, Arbeitsmarkt, Werte, Registrierte Arbeitslose, Arbeitslosenquote nach Gebietsstand
(https://www.destatis.de/DE/ZahlenFakten/Indikatoren/LangeReihen/Arbeitsmarkt/lrarb001.html).

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The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2013	2012	2011	2010	2009

Employed (in thousands)—ILO definition	41,841	41,608	41,152	40,587	40,372
Unemployed (in thousands)—ILO definition (1)	2,263	2,316	2,502	2,946	3,228
Unemployment rate (in %)—ILO definition	5.1	5.3	5.7	6.8	7.4
Unemployed (in thousands)—national definition (2)	2,950	2,897	2,976	3,238	3,415
Unemployment rate (in %)—national definition (3)	6.9	6.8	7.1	7.7	8.1

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2013, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2013 (February 2014), Table 1.10.

In 2013, gross wages and salaries per employee in Germany increased by 2.2%. Unit labor costs per hour worked rose by 2.0% in 2013 after 2.8% in 2012.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2. – 4. Vierteljahr 2013 (February 2014), Tables 2.17 and 2.20. (https://www.destatis.de/DE/Publikationen/Thematisch/VolkswirtschaftlicheGesamtrechnungen/Inlandsprodukt/InlandsproduktsberechnungVjPDF_2180120.pdf?__blob=publicationFile).

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2013	2012	2011	2010	2009

Gross wages and salaries per employee in EUR	31,019	30,349	29,494	28,561	27,927
Change from previous year in %	2.2	2.9	3.3	2.3	-0.0
Unit labor costs per hour worked
Index (2005=100)	109.4	107.3	104.3	103.4	105.0
Change from previous year in %	2.0	2.8	0.9	-1.5	6.2

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2013 (February 2014), Tables 2.17 and 2.20.

Approximately one-fifth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry.

The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. As a practical matter, the collective labor agreements usually apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements usually contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are no longer members of employers’ associations, in which case wages are individually negotiated, which often results in wage levels that are lower than those provided for by the Tarifverträge. In recent years, the number of employees in companies that are subject to labor agreements has declined.

Sources: OECD.Stat, Dataset Trade Union Density
(http://stats.oecd.org/Index.aspx?QueryId=20167); Jahresbericht des DGB Bundesvorstandes 2012 (https://www.dgb-bestellservice.de/besys_dgb/pdf/DGB10015.pdf), Gewerkschaften, Bundeszentrale für politische Bildung
(http://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/40284/gewerkschaften?buchstabe=J); Tarifautonomie, Bundeszentrale für politische Bildung
(http://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/40387/tarifautonomie?buchstabe=J); Sachverständigenrat zur Begutachtung der gesamtwirtschaftlichen Entwicklung, Jahresgutachten 2010/2011, Rz. 499-507
(http://www.sachverstaendigenrat-wirtschaft.de/fileadmin/dateiablage/download/gutachten/ga10_ges.pdf); Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2011, Rz. 115; Bundesministerium für Arbeit und Soziales, Mindestlohn-Gesetze (http://www.bmas.de/DE/Themen/Arbeitsrecht/Mindestlohngesetze/mindestlohngesetze.html); Bundesrat, Bundesrat verlangt flächendeckenden Mindestlohn, March 1, 2013
(http://www.vermittlungsausschuss.de/SharedDocs/pm/2013/052-2013.html); Deutschlands Zukunft gestalten, Koalitionsvertrag zwischen CDU, CSU und SPD, p. 48 f. (https://www.cdu.de/sites/default/files/media/dokumente/koalitionsvertrag.pdf).

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Social Security, Social Protection and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to needy persons. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social security services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, all employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some free-lance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempted from mandatory participation in the statutory retirement pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Further, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insurees to also sign up for designated privately funded or funded corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insurees may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insuree’s income situation and are independent of the insuree’s gender, age and medical risk. By contrast contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage. Until December 2012, reference was also made to the insuree’s gender. Following a ruling of the European Court of Justice, the principle of equal treatment of men and women in private health insurance applies to new contracts from December 2012 onwards.

In 2013, social security revenue, as shown in the national accounts, amounted to EUR 540.2 billion, and expenditure was EUR 533.6 billion. The social security budget thus incurred a surplus of EUR 6.6 billion in 2013, after a surplus of EUR 18.3 billion in 2012.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (March 2014), Table 3.4.3.7.

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. To increase the sustainability of the health care system, Germany has implemented several structural reform measures in recent years to strengthen competition among payers and providers in order to improve the efficiency and quality of health care provision. In addition, Germany has implemented reforms of the statutory pension insurance which gradually raise the regular retirement age by two years to the age of 67 between 2012 and 2029. Since 2012, people with an insurance record with at least 45 years of mandatory contributions from employment or care or child-raising periods up to the child’s tenth year can claim a pension from age 65 without reductions. In January 2014, the

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Federal Government proposed to temporarily reduce the retirement age to the age of 63 for this exemption from the age limit increase; the age of 63 will be gradually raised back to 65 years from 2016 to 2029. The legislative proposal is pending approval by both houses of the German Parliament.

Sources: Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report
(http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP, page 121
(http://www.cdu.de/sites/default/files/media/dokumente/091215-koalitionsvertrag-2009-2013-englisch_0.pdf); Bundesministerium der Gesundheit, Gesundheitsfonds
(http://www.bmg.bund.de/Krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Altersrenten
(http://www.bmas.de/DE/Themen/Rente/Gesetzliche-Rentenversicherung/Leistungen/Altersrenten/altersrenten.html); Bundesministerium für Arbeit und Soziales, Fragen und Antworten zur Rente mit 67
(http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html); Bundesministerium für Arbeit und Soziales, press release of January 29, 2014
(http://www.bmas.de/DE/Service/Presse/Pressemitteilungen/rentenpaket-kabinettsbeschluss.html); Bundesministerium für Arbeit und Soziales, Abschlagsfreie Rente ab 63
(http://www.rentenpaket.de/rp/DE/Alle-Fakten/Die-Leistungen/Rente-ab-63/rente-mit-63.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2013, exports and imports of goods and services amounted to 50.6% and 44.3% of GDP at current prices, respectively. The Federal Republic pursues a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (March 2014), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda.

Source: Bundesministerium für Wirtschaft und Technologie, Handelspolitik EU / WTO (http://www.bmwi.de/DE/Themen/Aussenwirtschaft/Handelspolitik/wto,did=615530.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as current transfers. In 2013, the current account surplus totaled EUR 206.0 billion, compared to EUR 198.6 billion in 2012.

Source: Deutsche Bundesbank, Monatsbericht März 2014, Table XII.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of 10% of the average indicator value in the period from 1999 to 2013. In 2013, price competitiveness deteriorated by 2.3%, mainly due to the appreciation of the euro relative to the U.S. dollar and the British pound. However, the influence of variations in the euro/U.S. dollar and euro/British pound exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (36.8% in 2013).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010, breaking a long-term trend of appreciation. In 2013, the euro appreciated by 3.4% from its 2012 average. In February 2014 the euro had appreciated by 6.3% from its 2012 average.

Sources: Deutsche Bundesbank, Monatsbericht März 2002, Table X.11; Deutsche Bundesbank, Monatsbericht März 2009, Table XI.11; Deutsche Bundesbank, Monatsbericht März 2011, Table XI. 11; Deutsche Bundesbank, Monatsbericht März 2014, Tables XII.3, XII.11 and XII.13.

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The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES) (1)

	2013	2012	2011	2010	2009

	(EUR in millions)
Current account (2)
Foreign trade (3)	197,657	189,841	158,702	154,863	138,697
Supplementary trade items	-28,986	-33,187	-20,296	-12,408	-16,917
Services (4)	2,400	3,289	3,353	337	-7,220
Factor income	76,921	76,376	70,530	54,836	59,355
Current transfers	-42,037	-37,749	-33,863	-38,299	-33,191

Total current account	205,955	198,571	178,427	159,329	140,724
Capital transfers and purchases/sales of intangible non-produced assets	1,810	16	634	-575	28
Capital account
Total net German investment abroad (increase/capital exports-negative figure)	-15,765	-355,139	-245,685	-410,443	-20,033
Total net foreign investment in Germany (increase/capital imports-positive figure)	-234,834	132,434	70,956	285,491	-136,383

Total net capital export (5)	-250,599	-222,705	-174,729	-124,952	-156,416
Balance of unclassifiable transactions	42,833	24,118	-4,331	-33,802	15,664

(1)	Figures are subject to considerable uncertainty owing to changes in the method of data collection in foreign trade.
(2)	Foreign trade and services are recorded on the basis of exports (f.o.b.)/imports (c.i.f.) (i.e., including the freight and insurance costs of imports).
(3)	Special trade according to the official foreign trade statistics. Special trade consists principally of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and are exported.
(4)	Excluding the freight and insurance costs included in the c.i.f. import value.
(5)	Including change of currency reserves.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2014, Zahlungsbilanzstatistik, Tables I.1 and I.9.a.

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

FOREIGN TRADE OF GOODS

	2013	2012	2011	2010	2009

	(EUR in millions)
Exports of goods (f.o.b.)	1,093,812	1,095,766	1,061,225	951,959	803,312
Imports of goods (c.i.f.)	896,155	905,925	902,523	797,097	664,615

Trade surplus	197,657	189,841	158,702	154,863	138,697

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2014, Zahlungsbilanzstatistik, Table I.1.

The Federal Republic’s principal export goods are motor vehicles, machinery of all kinds, and chemical products. The principal import goods are crude petroleum and natural gas, computer, electronic and optical products and motor vehicles. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic currently imports about two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

Sources: Statistisches Bundesamt, Fachserie 7 Reihe 1 – November 2013, P. 58
(https://www.destatis.de/DE/Publikationen/Thematisch/Aussenhandel/Gesamtentwicklung/ZusammenfassendeUebersichtenM2070100131114.pdf?__blob=publicationFile); Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2012, p. 20; Bundesministerium für Wirtschaft und Technologie, Zahlen und Fakten Energiedaten, Tabelle 3
(http://bmwi.de/DE/Themen/Energie/Energiedaten-und-analysen/Energiedaten/gesamtausgabe,did=476134.html).

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Germany’s current account surplus and the Macroeconomic Imbalance Procedure

Within the framework of the macroeconomic imbalance procedure established in 2011, the European Commission published an Alert Mechanism Report on November 13, 2013, which inter alia noted the current account surplus observed in Germany. Following publication of the report, an in-depth review process was initiated on Germany to scrutinize its external position and analyze internal developments, and to assess whether it is experiencing macroeconomic imbalances. According to the results of this review, Germany is experiencing macroeconomic imbalances, which require monitoring and policy action. In particular, the current account has persistently recorded a very high surplus, which reflects strong competitiveness while a large amount of savings were invested abroad. The Federal Government supports the macroeconomic imbalance procedure. Together with the European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed Stability and Growth Pact. However, it points out that the competitiveness and the exporting strength of German companies are a pillar of the entire European economy. The measures proposed by the new German government after the September 2013 elections are designed to enhance public and private investment and strengthen the domestic growth drivers, thus contributing to the reduction of imbalances.

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2014 dated November 13, 2013
(http://ec.europa.eu/europe2020/pdf/2014/amr2014_en.pdf); EUROPEAN ECONOMY, Occasional Papers 174 | March 2014, Macroeconomic Imbalances Germany 2014, p. 3
(http://ec.europa.eu/economy_finance/publications/occasional_paper/2014/pdf/ocp174_en.pdf); Federal Ministry of Economic Affairs and Energy, Press release 2014-3-5
(http://www.bmwi.de/EN/Press/press-releases,did=629018.html).

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COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2013 (1)

	Imports	Exports

	(Percent of total)
Products of agriculture and hunting	3.0	0.9
Products of forestry	0.1	0.0
Fish and products of fishing	0.1	0.0
Coal and lignite	0.5	0.0
Crude petroleum and natural gas	10.5	1.0
Metal ores	0.8	0.0
Other mining and quarrying products	0.2	0.1
Food products	4.4	4.3
Beverages	0.6	0.4
Tobacco products	0.1	0.3
Textiles	1.1	0.9
Wearing apparel	3.0	1.3
Leather and related products	1.1	0.5
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.5
Paper and paper products	1.6	1.7
Coke and refined petroleum products	3.4	1.4
Chemicals and chemical products	8.0	9.6
Basic pharmaceutical products and pharmaceutical preparations	4.2	5.3
Rubber and plastic products	2.8	3.5
Other non-metallic mineral products	1.0	1.2
Basic metals	5.7	4.8
Fabricated metal products, except machinery and equipment	2.6	3.5
Computer, electronic and optical products	9.2	7.7
Electrical equipment	4.9	6.1
Machinery and equipment not elsewhere classified	7.4	14.9
Motor vehicles, trailers and semi-trailers	9.0	17.4
Other transport equipment	4.1	4.5
Furniture	1.1	0.8
Energy	0.2	0.3
Other goods	8.9	7.1

Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 – Dezember 2013 (March 2014), Tables 5.1 and 5.2.

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FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2013	2012	2011

	(EUR in millions)
Exports to:
Total	1,093,812	1,095,766	1,061,225
of which:
France	100,337	102,911	101,444
United States	88,375	86,971	73,776
United Kingdom	75,692	73,283	65,570
The Netherlands	71,079	70,381	69,423
China (2)	67,025	66,746	64,863
Austria	56,152	56,591	57,671
Italy	53,302	55,529	62,044
Belgium/Luxembourg	47,850	49,424	53,161
Switzerland	47,323	48,933	47,875
Southeast Asia (3)	46,042	45,651	41,569
Spain	31,349	31,047	34,811
Japan	17,125	17,138	15,115
Imports from:
Total	896,155	905,925	902,523
of which:
The Netherlands	89,247	85,738	81,804
China (2)	73,377	78,529	79,528
France	64,228	64,035	65,948
United States	48,526	51,070	48,531
Italy	47,517	47,957	47,844
United Kingdom	42,258	42,820	44,741
Belgium/Luxembourg	41,928	40,528	41,302
Switzerland	38,199	37,775	36,996
Austria	36,825	36,419	37,028
Southeast Asia (3)	36,628	37,428	39,546
Spain	23,785	23,206	22,491
Japan	19,497	21,910	23,595

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.
(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2014, Table XII.3.

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MONETARY AND FINANCIAL SYSTEM

The European System of Central Banks and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including acting as the Federal Government’s fiscal agent and playing an important role in banking and financial market supervision, as further described below under the caption “-Financial System.”

Sources: European Central Bank, Annual Report 2004, pages 162-168 (http://www.ecb.eu/pub/pdf/annrep/ar2004en.pdf);
Deutsche Bundesbank, Tasks and organisation (http://www.bundesbank.de/Navigation/EN/Bundesbank/Tasks_and_organisation/Tasks/tasks.html).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “—Policy Responses to the Global Economic and Financial Crisis—Policy Responses at the EU Level.”

Source: European Central Bank, Implementation of Monetary Policy in the Euro Area, September 2006, pages 7-9 (http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50
(http://www.ecb.eu/pub/pdf/mobu/mb199901en.pdf); European Central Bank, The Monetary Policy of the ECB, 2004, page 50ff.
(http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf).

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The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2013	2012	2011	2010	2009

	(change from previous year in %)
Harmonized index of consumer prices (HICP)	1.6	2.1	2.5	1.2	0.2
Consumer price index (CPI)	1.5	2.0	2.1	1.1	0.3
Index of producer prices of industrial products sold on the domestic market (1)	-0.1	1.6	5.3	1.5	-4.2

(1)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Verbraucherpreise, Harmonisierter Verbraucherpreisindex, Veränderungsraten zum Vorjahr in %
(https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/HarmonisierterVerbraucherpreisindex.html?cms_gtp=146602_list%253D2%2526146598_slot%253D2&https=1); Statistisches Bundesamt, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht Februar 2014, Table XI.7.
.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31

	2013	2012	2011	2010	2009

	(EUR in millions)
Gold	94,876	137,513	132,874	115,403	83,939
Foreign currency balances	28,080	28,774	29,433	27,957	25,634
Reserve position in the IMF and special drawing rights	20,798	22,344	22,296	18,740	15,969

Total	143,753	188,630	184,603	162,100	125,541

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht März 2014, Table XII.9.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.3 billion, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74
(http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Accounts 2013, page 4
(http://www.ecb.europa.eu/pub/pdf/annrep/ar2013annualaccounts_en.pdf).

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External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2013	2012	2011	2010	2009

	(EUR in billions)
Deutsche Bundesbank
Assets	721.7	921.0	714.7	524.7	323.3
Liabilities	57.2	106.5	46.6	14.6	9.1

Net position	664.5	814.5	668.1	510.1	314.2
of which: within Eurosystem (1)	523.1	668.6	475.9	337.9	189.9
Banks
Loans to foreign banks	1,019.7	1,046.0	1,117.6	1,154.1	1,277.4
Loans to foreign non-banks	701.0	729.0	744.4	773.8	815.7
Loans from foreign banks	515.7	691.1	655.7	741.7	652.6
Loans from foreign non-banks	257.8	237.6	225.9	227.6	216.3

(1)	Consists mainly of claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).

Source: Deutsche Bundesbank, Monatsbericht März 2014, Tables IV.4 and XII.9.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of value added tax (“VAT”) on some transactions.

Capital controls introduced in Cyprus in the second half of March 2013 to facilitate the restructuring of its banking sector are a transitory exception to this rule. In exiting capital restrictions, Cyprus is sticking to a roadmap outlined in its economic adjustment program. The first stage of the exit has been completed, but restrictions are still in place.

Sources: Central Bank of Cyprus, The Enforcement of Restrictive Measures on Transactions in case of Emergency Law of 2013, press release of March 28, 2013
(http://www.centralbank.gov.cy/nqcontent.cfm?a_id=12588); European Commission, The Economic Adjustment Programme for Cyrus, Second Review, December 2013, page 21ff
(http://ec.europa.eu/economy_finance/publications/occasional_paper/2013/pdf/ocp169_en.pdf).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2013	2012	2011	2010	2009

U.S. dollars per euro	1.3281	1.2848	1.3920	1.3257	1.3948
Pound sterling per euro	0.84926	0.81087	0.86788	0.85784	0.89094
Japanese yen per euro	129.66	102.49	110.96	116.24	130.34
Swiss franc per euro	1.2311	1.2053	1.2326	1.3803	1.5100
Chinese yuan per euro	8.1646	8.1052	8.9960	8.9712	9.5277

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht Februar 2014, Table XII.11.

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Financial System

As of January 31, 2014, 1,840 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 7,685.6 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	275 commercial banks, with an aggregate balance sheet total of EUR 2,847.3 billion;

•	417 savings banks, with an aggregate balance sheet total of EUR 1,101.2 billion;

•	the ten regional institutions of those savings banks, including Deka-Bank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and nine Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 1,100.2 billion;

•	20 special-purpose credit institutions, including KfW, KfW IPEX-Bank and promotional banks of the federal states (Landesförderinstitute), with an aggregate balance sheet total of EUR 958.7 billion;

•	1,078 credit cooperatives, with an aggregate balance sheet total of EUR 757.7 billion;

•	the two central institutions of those credit cooperatives, with an aggregate balance sheet total of EUR 275.3 billion;

•	17 mortgage banks, with an aggregate balance sheet total of EUR 439.8 billion;

•	22 building and loan associations, with an aggregate balance sheet total of EUR 205.5 billion; and

•	145 subsidiaries and branches of foreign banks located in the Federal Republic, with an aggregate balance sheet total of EUR 857.1 billion.

Source: Deutsche Bundesbank, Monatsbericht März 2014, Table IV.2 (http://www.bundesbank.de/Redaktion/DE/Downloads/Veroeffentlichungen/Monatsberichte/2014/2014_03_monatsbericht.html).

The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW (although it may regulate subsidiaries of KfW). German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of the German financial system. The BaFin operates exclusively in the public interest. It seeks to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out. The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. The BaFin is supervised by the Federal Ministry of Finance. In early 2013, key components of the Act on the Strengthening of German Financial Supervision (Gesetz zur Stärkung der deutschen Finanzaufsicht) entered into force. Among other measures, this Act provides the legal basis for the creation of the Financial Stability Commission, consisting of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank and BaFin. Due to the Deutsche Bundesbank’s macroeconomic and financial market expertise, the act confers upon it the responsibility of contributing towards safeguarding financial stability. The Deutsche Bundesbank is tasked with analyzing all relevant factors in order to identify threats to financial stability. Warnings or recommendations for corrective measures are submitted to the Financial Stability Commission. Resolutions regarding such warnings and recommendations are passed by the members of the Financial Stability Commission at their quarterly meetings. In addition, the Financial Stability Commission is tasked with defining concerted reactions to emerging threats to financial stability by issuing warnings and recommendations and publishing them if appropriate. The recipients of such warnings or recommendations are obliged to report on the implementation of corrective measures. The Financial Stability Commission was formally established at its inaugural meeting on March 18, 2013. As regards cooperation between BaFin and the

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Deutsche Bundesbank, the act requires these two authorities to keep each other informed of any observations, findings and assessments that BaFin and the Deutsche Bundesbank require to perform their functions. In addition, the Deutsche Bundesbank was granted the authority to request information from financial corporations if the information required to perform its functions cannot be obtained from BaFin or other authorities.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen
(http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history
(http://www.bafin.de/EN/BaFin/FunctionsHistory/functionshistory_node.html); Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, Joint press release of November 4, 2002
(http://www.bundesbank.de/Redaktion/EN/Downloads/Press/Pressenotizen/2002/2002_11_04_banking_supervision.pdf?__blob=publicationFile); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie-Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (AufsichtsRL), May 21, 2013
(http://www.bafin.de/SharedDocs/Aufsichtsrecht/DE/Richtlinie/rl_130521_aufsichtsrichtlinie.html?nn=2696382); BaFin, Act on the Strengthening of German Financial Supervision, BaFin Quarterly of January 18, 2013
(http://www.bafin.de/SharedDocs/Downloads/EN/Mitteilungsblatt/Quarterly/bq1204.pdf?__blob=publicationFile); Bundesbank, German macroprudential oversight strengthened, press release of March 18, 2013
(http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2013/2013_03_18_macropudential_oversight.html).

The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, a European Systemic Risk Board (the “ESRB”) was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is chaired by the President of the ECB for an initial term of five years.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority, or “EBA;”

•	the European Insurance and Occupational Pensions Authority; and

•	the European Securities and Markets Authority.”

The three European Supervisory Authorities (the “ESAs”) replace the previous three committees of supervisors at the EU level (the Committee of European Securities Regulators, the Committee of European Banking Supervisors and the Committee of European Insurance and Occupational Pensions). The ESAs work in tandem with the supervisory authorities of the Member States. National authorities remain responsible for the day-to-day supervision of individual firms, whereas the ESAs will be responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

Source: European Commission, Financial Supervision (http://ec.europa.eu/internal_market/finances/committees/index_en.htm).

The European sovereign debt crisis has shown that the European system of financial supervision could be improved. Accordingly, on October 15, 2013, the Council adopted regulations creating a single supervisory mechanism (“SSM”) for the oversight of banks and other credit institutions, thus establishing one of the main elements of Europe’s banking union. The SSM will be composed of the ECB and the supervisory authorities of the Member States. It will cover the euro area as well as non-euro area countries that choose to participate. The ECB will have direct oversight of euro area banks, in a differentiated manner and in close cooperation with national supervisory authorities, and will be responsible for the overall functioning of the SSM. On October 23, 2013, the ECB announced details of a comprehensive assessment of large banks to be conducted in cooperation with national supervisory authorities of Member States participating in the SSM. The assessment, which consists of a risk assessment, an asset quality review and a stress test, will be conducted over a twelve-month period, which started in November 2013, in preparation for the ECB assuming full responsibility for supervision as part of the SSM. Rentenbank is included among the 24 German institutions covered by the assessment (out of more than 120 institutions overall).

Sources Council of the European Union, Council approves single supervisory mechanism for banking, press release of October 15, 2013
(http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/139012.pdf); European Central Bank, ECB starts comprehensive assessment in advance of supervisory role, press release of October 23, 2013
(http://www.ecb.europa.eu/press/pr/date/2013/html/pr131023.en.html); European Central Bank, Note on Comprehensive Assessment October 2013 (http://www.ecb.europa.eu/pub/pdf/other/notecomprehensiveassessment201310en.pdf?065ff8953213aaf23e385c1119dd541a).

On March 20, 2014, the European Parliament and the Council reached a provisional agreement on the proposed Single Resolution Mechanism (“SRM”), which would complement the SSM. The SRM is set to centralize key competences and resources for managing

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the failure of any bank in the euro area and in other Member States participating in Europe’s banking union. In order to become law, the European Commission’s proposal needs to be adopted jointly by the European Parliament and by the Member States in the Council. The SRM is scheduled to enter into force on January 1, 2015.

Source: European Commission, European Parliament and Council back Commission’s proposal for a Single Resolution Mechanism, press release of March 20, 2014
(http://europa.eu/rapid/press-release_STATEMENT-14-77_en.htm?locale=en).

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. Consultative proposals for a new liquidity and capital framework were published in December 2009 by the Basel Committee on Banking Supervision. In July 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, reached a broad agreement on the overall design of a capital and liquidity reform package. Further agreement on specific higher minimum capital standards and new liquidity standards was reached by the Group of Governors and Heads of Supervision in September 2010. In December 2010, the Basel Committee on Banking Supervision launched a package of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. The capital and liquidity reform package, typically referred to as Basel III, will be phased in between 2013 and 2019. In March 2013, the Council approved a compromise text transposing the Basel III agreement into EU law. The compromise text amends and replaces existing capital requirement directives by two new legislative instruments: a regulation establishing prudential requirements for institutions and a directive governing access to deposit-taking activities. Following the approval by the European Parliament in April 2013, the Council adopted the Capital Requirements Regulation (“CRR”) and the Capital Requirements Directive IV (“CRD IV”) on June 20, 2013. On January 1, 2014, the new rules entered into force.

Sources: Bank for International Settlements, Consultative proposals to strengthen the resilience of the banking sector announced by the Basel Committee, press release of December 17, 2009
(http://www.bis.org/press/p091217.htm); Bank for International Settlements, The Group of Governors and Heads of Supervision reach broad agreement on Basel Committee capital and liquidity reform package, press release of July 26, 2010
(http://www.bis.org/press/p100726.htm); Bank for International Settlements, Basel Committee on Banking Supervision, Group of Governors and Heads of Supervision announces higher global minimum capital standards, press release of September 12, 2010
(http://www.bis.org/press/p100912.pdf); Council of the European Union, Bank capital rules: Council confirms agreement with EP, press release of March 27, 2013
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/136581.pdf); Parliament votes reform package to strengthen EU banks, press release of April 16, 2013
(http://www.europarl.europa.eu/news/en/pressroom/content/20130416IPR07333/html/Parliament-votes-reform-package-to-strengthen-EU-banks); European Council, Council adopts new bank capital requirements, June 20, 2013
(http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/137544.pdf); Official Journal of the European Union, Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012, June 27, 2013
(http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:L:2013:176:0001:0337:EN:PDF); Official Journal of the European Union, Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC, June 27, 2013
(http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:L:2013:176:0338:0436:EN:PDF).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, the futures and options exchange Eurex Deutschland and the European Energy Exchange are recognized as regulated markets of the EU according to Article 47 of Directive 2004/39/EC on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State or Government of the European Union adopted a decision authorizing eleven Member States to proceed with the introduction of a financial transaction tax (“FTT”) through “enhanced cooperation.” The eleven countries are Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain. In September and October 2012, the eleven Member States wrote to the European Commission requesting a proposal for enhanced cooperation, specifying that the scope and objective of the FTT be based on that of the 2011 proposal.

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In February 2013, the European Commission presented its “Proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax.” The proposal involves a harmonized minimum 0.1% tax rate for transactions in all types of financial instruments except derivatives (0.01% rate).

Source: Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013
(http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134949.pdf).

Policy Responses to the Global Economic and Financial Crisis

Policy Responses by the Federal Republic

Two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established within the framework set out by the German Financial Market Stabilization Amendment Act (Finanzmarkstabilisierungsfondsgesetz), which was introduced in April 2009. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of around EUR 52.1 billion following the restructuring of WestLB. As of December 30, 2013, the combined asset portfolios had been reduced to EUR 97.6 billion. The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. As of December 31, 2013, its portfolio was reduced to EUR 119.1 billion.

Sources: Erste Abwicklungsanstalt, Geschäftsbericht 2009/2010 (https://www.aa1.de/fileadmin/aa1-website/content/downloads/Geschaeftsbericht_2009-2010.pdf); Landtag NRW, Sitzungsprotokoll 15. Sitzung des Haushalts- und Finanzausschuss, from January 31, 2013 (http://www.landtag.nrw.de/portal/WWW/dokumentenarchiv/Dokument/MMA16-151.pdf); Erste Abwicklungsanstalt, Anlagen zur Veröffentlichung des EAA Geschäftsberichts 2013, pages 1-3 (https://www.aa1.de/fileadmin/aa1-website/content/downloads/1_Presse/20140410-PM-Anlage_de.pdf); FMS Wertmanagement, FMS Wertmanagement erzielt 2013 wie im Vorjahr ein positives Ergebnis, press release of April 29, 2014 (http://www.fms-wm.de/de/presse/400-fms-wertmanagement-erzielt-2013-wie-im-vorjahr-ein-positives-ergebnis).

The German Restructuring Act (Restrukturierungsgesetz), enacted in December 2010, established new regulations for the restructuring and liquidation of banks. It provides for the establishment of a restructuring fund (Restrukturierungsfonds) to finance the measures that will be undertaken in restructuring proceedings that come within its ambit. The fund is financed by contributions of credit institutions (Bankenabgabe), thus ensuring that the financial sector participates in the costs of any future financial crisis. Promotional or development banks are not required to contribute to the fund. The restructuring fund is managed by the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung), which is also responsible for collecting the contributions of the credit institutions to the fund and for implementing the measures in restructuring proceedings under the Restructuring Act. Details of the implementation of the Bankenabgabe have been formalized in a restructuring fund regulation (Restrukturierungsfonds-Verordnung). The first payments were made in 2011.

Sources: Bundesministerium der Finanzen, Systemische Risiken im Finanzsektor wirksam begrenzen – Bundesregierung beschließt Restrukturierungsgesetz, press release of August 25, 2010
(http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2010/08/2010-08-25-PM32.html); Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010
(http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/Bankenabgabe/2010-09-17-FMSA.html); Bundestagsdrucksache 17/3407
(http://dip21.bundestag.de/dip21/btd/17/034/1703407.pdf); Bundesministerium der Finanzen, Bundeskabinett beschließt Restrukturierungsfonds-Verordnung, July 20, 2011
(http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/2011-07-20-restrukturierungsfonds-verordnung.html).

In March 2012, the second Financial Market Stabilization Act (Zweites Finanzmarktstabilisierungsgesetz) entered into force. Under this act, the German Financial Market Stabilization Fund (“SoFFin”) was reactivated for a period ending on December 31, 2012. According to this act, SoFFin could extend guarantees up to a total amount of EUR 400 billion to stabilize German banks, if required. In addition, SoFFin was authorized to incur loans in a total amount of up to EUR 80 billion. This act also extended the previous model, which provided for the granting of guarantees with respect to structured securities that have been transferred to special purpose entities, to securities more generally. With respect to the KWG, this act authorized the BaFin to require financial institutions to comply with more stringent capital requirements.

On January 1, 2013, the third Financial Market Stabilization Act (Drittes Finanzmarktstabilisierungsgesetz) entered into force. It allows the SoFFin, through the end of 2014, to extend new guarantees and incur loans to stabilize German banks in order to bridge the period until a European directive on recovery and resolution of credit institutions will be implemented by the Member States. According to the act, SoFFin and the restructuring fund, which had previously been separate systems, will be more closely integrated. In particular, the financial resources that are funded by a bank levy and accumulate in the restructuring fund will be used to cover possible losses arising from future SoFFin measures when the accounts of SoFFin will be finally closed. In addition, the group of institutions eligible to apply to SoFFin and the group of institutions required to pay the bank levy has been harmonized. As of

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December 31, 2013, the outstanding stabilization measures provided by SoFFin amounted to EUR 17.1 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

Sources: Bundesregierung, Für Vertrauen auf dem Finanzmarkt, press release of February 10, 2012
(http://www.bundesregierung.de/ContentArchiv/DE/Archiv17/Artikel/2011/12/2011-12-14-finanzmarktstabilisierung.html); Die Beschlüsse des Bundestages am 26. und 27. Januar, publication of January 27, 2012
(http://www.bundestag.de/dokumente/textarchiv/2012/37536609_kw04_angenommen_abgelehnt/index.html); Bundesministerium der Finanzen, Finanzmarktstabilisierungsfonds SoFFin soll bis zur Einführung europaweiter Bankenrestrukturierungsregeln verlängert werden, October 17, 2012
(http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2012/10/2012-10-17-PM66.html); Bundestag, Drittes Gesetz zur Umsetzung eines Maßnahmenpakets zur Stabilisierung des Finanzmarktes, Dokumentations- und Informationssystem für parlamentarische Vorgänge
(http://dipbt.bundestag.de/extrakt/ba/WP17/483/48345.html); FMSA Bundesanstalt für Finanzmarktstabilisierung, Historischer Überblick über die Maßnahmen des SoFFin
(http://www.fmsa.de/export/sites/standard/downloads/20131231_Historischer_Ueberblick_SoFFin.pdf).

On June 7, 2013, the Bundesrat approved the Act on Ringfencing and Recovery and Resolution Planning for Credit Institutions and Financial Groups (Gesetz zur Abschirmung von Risiken und zur Planung der Sanierung und Abwicklung von Kreditinstituten und Finanzgruppen). The act has three main components. First, the act mandates all credit institutions posing a potential systemic risk (as assessed jointly by BaFin and the Deutsche Bundesbank) to compile and annually update a recovery and resolution plan. Second, the act prohibits certain high-risk activities with effect from July 1, 2015, and empowers BaFin, from July 1, 2016 onwards, to prohibit additional high-risk activities of specific institutions. Groups may avoid sanctions by ringfencing and transferring such activities to a separate financial trading institution, either within or outside of the group. This provision of the act applies to large credit institutions (trading portfolio and liquidity reserve either exceed EUR 100 billion, or exceed 20% of total assets and amount to at least EUR 90 billion) which accept deposits and other repayable funds and grant loans for their own account. The prohibition does not apply to hedging activities performed to hedge transactions with clients, to manage interest rates, currencies or liquidity or to buy or sell long-term equity investments. Third, the act establishes risk management duties for senior managers of financial institutions and provides for criminal liability for breaches of those duties.

Sources: Bundesanstalt für Finanzdienstleistungsaufsicht, Crisis management: Act on Ringfencing and Recovery and Resolution Planning for Credit Institutions passed, press release of July 15, 2013
(http://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/2013/fa_bj_2013_07_trennbankengesetz_en.html).

Policy Responses at the EU Level

In October 2011, in light of continued tensions in the financial markets, the Heads of State or Government of the Euro Area Member States agreed on a set of measures to restore confidence in the financial markets, including, among others, a comprehensive set of measures to raise confidence in the banking sector. The measures include facilitating access to term-funding through a coordinated approach at EU level involving state guarantees and increasing the capital position of banks to 9% of core Tier 1 capital by the end of June 2012. National supervisors must ensure that banks’ recapitalization plans do not lead to excessive deleveraging, in order to safeguard the flow of credit to the real economy, which is essential for growth prospects.

Sources: European Council, Euro Summit Statement, dated October 26, 2011
(http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125644.pdf); European Council, Main results of Euro Summit, dated October 26, 2011
(http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125645.pdf); European Council, Remarks by President Van Rompuy following the meeting of the Euro Summit
(http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125646.pdf); Bundesregierung, Euro-Gipfel, für Schuldenschnitt und stärkeren Rettungsschirm, press release dated October 27, 2011
(http://www.bundesregierung.de/ContentArchiv/DE/Archiv17/Artikel/2011/10/2011-10-26-eu-rat-teil%202.html); Bundesregierung, Stabiler Euro geht vor, press release of November 3, 2011
(http://www.bundeskanzlerin.de/ContentArchiv/DE/Archiv17/Artikel/2011/11/2011-11-03-merkel-sakozy-griechenland.html).

On December 8, 2011, the EBA’s Board of Supervisors adopted a recommendation on the creation of temporary capital buffers to restore market confidence, stemming from the so-called “capital exercise.” Banks were required to establish an exceptional and temporary capital buffer against sovereign debt exposures to reflect market prices as of the end of September 2011 and an exceptional and temporary buffer such that the core Tier 1 capital ratio reached a level of 9% by the end of June 2012. The 13 German banks covered by the exercise had an aggregate capital shortfall of EUR 13.1 billion, which they were able to close. On July 22, 2013, the EBA’s Board of Supervisors adopted a recommendation on the preservation of core Tier 1 capital during the transition to the CRD IV/CRR framework. Banks were required to maintain a nominal capital floor of core Tier 1 corresponding to the level reached by June 2012.

Sources: European Banking Authority, The EBA publishes Recommendation and final results of bank recapitalisation plan as part of co-ordinated measures to restore confidence in the banking sector, press release dated December 8, 2011
(http://www.eba.europa.eu/-/the-eba-publishes-recommendation-and-final-results-of-bank-recapitalisation-plan-as-part-of-co-ordinated-measures-to-restore-confidence-in-the-banking); European Banking Authority, 61 Banks’ Capital Position as of 30 June 2012, press release dated October 3, 2012
(http://www.eba.europa.eu/-/eba-publishes-final-report-on-the-recapitalisation-of-european-banks-and-paves-the-way-for-the-transition-to-the-crdiv-framework); European Banking Authority, Recommendation on the preservation of core Tier 1 capital during the transition to Capital Requirements Directive/Capital Requirements Regulation framework, released July 22, 2013
(http://www.eba.europa.eu/documents/10180/15953/EBA-Rec-2013-03_Recommendation_on_Capital_Preservation.pdf/ac5d0cb3-3ee0-4e1f-8948-090c3edd74f4).

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In mid-September 2011, the ECB, in coordination with the U.S. Federal Reserve, the Bank of England, the Bank of Japan and the Swiss National Bank, agreed to conduct U.S. dollar liquidity operations with a maturity of approximately three months. These operations were conducted in addition to ongoing weekly seven-day U.S. dollar liquidity operations which were announced in May 2010. According to a press release of the ECB published in January 2014, the ECB ceased conducting the three-month U.S. dollar liquidity operations in April 2014. The weekly U.S. dollar liquidity operations will continue to be conducted at least until July 31, 2014. In November 2011, the Bank of Canada, the Bank of England, the Bank of Japan, the ECB, the U.S. Federal Reserve and the Swiss National Bank announced coordinated actions to enhance their capacity to provide liquidity support to the global financial system. As a contingency measure, the central banks also established bilateral liquidity swap arrangements so that liquidity can be provided in each jurisdiction in any of their currencies, if required by market conditions. These swap lines will remain in place until further notice.

Sources: European Central Bank, ECB announces additional US dollar liquidity-providing operations over year-end, press release of September 15, 2011
(http://www.ecb.int/press/pr/date/2011/html/pr110915.en.html); European Central Bank, ECB announces US dollar liquidity-providing operations as of 1 February 2014, press release of January 24, 2014
(http://www.ecb.europa.eu/press/pr/date/2014/html/pr140124.en.html); European Central Bank, Coordinated central bank action to address pressures in global money markets, press release of November 30, 2011
(http://www.ecb.int/press/pr/date/2011/html/pr111130.en.html); European Central Bank, ECB extends the existing swap arrangements with other central banks, press release of December 13, 2012
(http://www.ecb.int/press/pr/date/2012/html/pr121213.en.html); European Central Bank, ECB establishes standing swap arrangements with other central banks, press release of October 31, 2013
(http://www.ecb.europa.eu/press/pr/date/2013/html/pr131031.en.html).

Furthermore, in early October 2011, the ECB announced decisions (1) to launch a second covered bond purchase program in an anticipated amount of EUR 40 billion, with purchases beginning in November 2011 and expected to be completed by the end of October 2012 and (2) to conduct two longer-term refinancing operations with maturities of approximately twelve and 13 months in October and December 2011, respectively. The second covered bond purchase program ended on October 31, 2012, with a total of EUR 16.4 billion in covered bond purchases. These bonds will be held to maturity.

Sources: European Central Bank, ECB announces new covered bond purchase programme, press release of October 6, 2011
(http://www.ecb.int/press/pr/date/2011/html/pr111006_3.en.html);European Central Bank, Ending of Covered Bond Purchase Program 2(CBP2), press release of October 31, 2012
(http://www.ecb.int/press/pr/date/2012/html/pr121031_1.en.html).

In December 2011, the ECB decided on additional enhanced credit support measures to improve bank lending and liquidity in the euro area money market, including the following:

•	conducting two longer-term refinancing operations (“LTRO”) with a maturity of 36 months and the option of early repayment after one year; and

•	increasing collateral availability by (1) reducing the rating threshold for certain asset-backed securities and (2) allowing national central banks, as a temporary solution, to accept as collateral additional performing credit claims (i.e., bank loans) that satisfy specific eligibility criteria.

In the first LTRO in December 2011, EUR 489.2 billion was settled; and in the second LTRO in March 2012, EUR 529.5 billion was settled. From January 30, 2013 onwards, banks can repay these funds on a voluntary basis. As of April 25, 2014, an amount of EUR 516.3 billion was still outstanding.

Sources: European Central Bank, ECB announces measures to support bank lending and money market activity, press release of December 8, 2011
(http://www.ecb.int/press/pr/date/2011/html/pr111208_1.en.html); European Central Bank, Consolidated Financial Statement of the Eurosystem as at December 23, 2011, press release dated December 28, 2011
(http://www.ecb.eu/press/pr/wfs/2011/html/fs111228.en.html); European Central Bank, Consolidated Financial Statement of the Eurosystem as at March 2, 2012, press release dated March 6, 2012
(http://www.ecb.eu/press/pr/wfs/2012/html/fs120306.en.html); European Central Bank, Consolidated financial statement of the Eurosystem as at 25 April 2014, press release dated April 29, 2014
(http://www.ecb.europa.eu/press/pr/wfs/2014/html/fs140429.en.html).

In August 2012, the ECB announced that it may undertake outright open market operations of a size adequate to address the severe malfunctioning in the price formation process in the bond markets of Euro Area Member States. In this context, the concerns of private investors about seniority would be addressed. In addition, it was announced that the Governing Council may consider undertaking further non-standard monetary policy measures depending on what will be required to repair monetary policy transmission and will design appropriate modalities for these policy measures. In September 2012, the ECB detailed the modalities for undertaking Outright Monetary Transactions (OMTs) in secondary markets for sovereign bonds in the euro area. Within its mandate to maintain price stability over the medium term and in observance of its independence in determining monetary policy, the ECB intends to preserve the singleness of its monetary policy and to ensure the proper transmission of its policy stance to the real economy throughout the euro area. OMTs are aimed at enabling the ECB to address severe distortions in government bond markets. The OMTs replace the ECB’s Securities Markets Programme, which was reactivated in early August 2011 in order to address renewed tensions in some financial markets in the euro area by intervening actively in the euro area public and private debt securities markets. This

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program was first introduced in early May 2010 with a view to ensuring depth and liquidity in certain dysfunctional market segments. The liquidity injected through the Securities Markets Programme will continue to be absorbed as in the past, and the existing securities in the Securities Markets Programme portfolio will be held to maturity. The OMT program was legally challenged by the German Federal Constitutional Court (Bundesverfassungsgericht) and has been referred to the EU Court of Justice for a preliminary ruling.

Sources: Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, August 2, 2012
(http://www.ecb.int/press/pressconf/2012/html/is120802.en.html); Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, September 6, 2012
(http://www.ecb.int/press/pressconf/2012/html/is120906.en.html); European Central Bank, Decisions taken by the Governing Council of the ECB (in addition to decisions setting interest rates), press release of August 4, 2011
(http://www.ecb.int/press/govcdec/otherdec/2011/html/gc110805.en.html); European Central Bank, Statement by the President of the ECB, press release of August 7, 2011
(http://www.ecb.int/press/pr/date/2011/html/pr110807.en.html); European Central Bank, ECB decides on measures to address severe tensions in financial markets, press release of May 10, 2010
(http://www.ecb.int/press/pr/date/2010/html/pr100510.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012
(http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html); Bundesverfassungsgericht, Principal Proceedings ESM/ECB: Pronouncement of the Judgment and Referral for a Preliminary Ruling to the Court of Justice of the European Union, press release no. 9/2014 of February, 7 2014
(http://www.bundesverfassungsgericht.de/pressemitteilungen/bvg14-009en.html).

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PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other off-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2013, total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,223.4 billion, with tax revenue of EUR 636.4 billion and social contributions of EUR 459.1 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (March 2014), Table 3.4.3.2.

In 2013, the value added tax and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 195.2 billion and EUR 333.9 billion, respectively These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to a predetermined formula. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (March 2014), Table 3.4.3.16.

Consolidated general government expenditure in 2013, as presented in the national accounts, amounted to a total of EUR 1,223.1 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 440.1 billion), social benefits in kind (EUR 223.9 billion) and employee compensation (EUR 208.4 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 135.2 billion), interest on public debt (EUR 59.1 billion) and gross capital formation (EUR 42.8 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (March 2014), Table 3.4.3.2.

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GENERAL GOVERNMENT ACCOUNTS (1)

	2013	2012	2011	2010	2009

	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	784.9	769.8	747.2	697.7	689.4
of which: Taxes (2)	636.4	617.7	592.8	549.9	548.1
Expenditure	791.2	785.8	783.8	806.0	748.7

Balance	-6.4	-16.0	-36.6	-108.4	-59.3
Social security funds
Revenue	540.2	539.6	528.8	517.5	492.4
Expenditure	533.6	521.3	513.6	513.5	506.6

Balance	6.6	18.3	15.2	4.1	-14.3
General government
Revenue	1,223.4	1,193.8	1,157.2	1,089.8	1,072.7
Expenditure	1,223.1	1,191.5	1,178.7	1,194.1	1,146.3

Balance	0.3	2.3	-21.5	-104.3	-73.6

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.
Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (March 2014), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

FEDERAL GOVERNMENT ACCOUNTS (1)

	2013	2012	2011	2010	2009

	(EUR in billions)
Revenue	358.0	355.1	349.3	322.8	318.3
of which: Taxes (2)	323.9	316.7	307.4	284.8	282.2
Expenditure	364.8	369.6	376.2	406.0	356.8

Balance	-6.8	-14.5	-26.9	-83.3	-38.5

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (March 2014), Table 3.4.3.4.

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GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2013	2012	2011	2010	2009

	(EUR in billions)
General public services	167.1	162.8	162.0	156.0	149.8
Defense	27.5	28.2	27.6	26.2	26.1
Public order and safety	42.9	41.7	41.1	40.4	39.4
Economic affairs	88.3	91.3	91.1	118.0	92.4
Environmental protection	16.4	15.6	16.3	16.0	18.9
Housing and community amenities	11.8	12.2	13.7	14.9	16.5
Health	196.1	187.0	182.8	179.1	174.3
Recreation, culture and religion	22.0	20.8	20.8	20.0	19.7
Education	120.2	115.6	113.7	110.6	104.4
Social protection	530.8	516.3	509.5	512.9	504.9

Total expenditure	1,223.1	1,191.5	1,178.7	1,194.1	1,146.3

(1)	Definition according to the national accounts.
Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (March 2014), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of general government (central government, state government, local government and social security funds) as defined in the European System of National Accounts 1995, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. In 2013, Germany’s general government surplus amounted to EUR 0.2 billion, or 0.0% of nominal GDP. The German general government gross debt-to-GDP ratio decreased from 81.0% in 2012 to 78.4% in 2013, which is above the EU’s 60% reference value.

Sources: Statistisches Bundesamt, Balanced government budget in 2013 – Maastricht ratio at +0.0%, press release of February 25, 2014
(https://www.destatis.de/EN/PressServices/Press/pr/2014/02/PE14_063_813.html); The European Union, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union
(http://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:12012M/TXT&from=EN);
Deutsche Bundesbank, German Maastricht debt level for 2013 down to €2.15 trillion or 78.4% of GDP, press release of April 1, 2014
(http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2014/2014_04_01_german_maastricht_debt_level.html?startpageAreaId=Teaserbereich&startpageId=Startseite-DE&startpageLinkName=2014_04_01_maastricht_schuldenstand 171260).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2013 (1)	2012	2011	2010	2009

	(% of GDP)
General government deficit (-) / surplus (+) (2)	0.0	0.1	-0.8	-4.2	-3.1
General government gross debt	78.4	81.0	80.0	82.5	74.6

(1)	Provisional figures, partly estimated.
(2)	Definition according to the reporting under the EDP: For purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements.

Sources: Statistisches Bundesamt, Balanced government budget in 2013 – Maastricht ratio at +0.0%, press release of February 25, 2014
(https://www.destatis.de/EN/PressServices/Press/pr/2014/02/PE14_063_813.html); Deutsche Bundesbank, German Maastricht debt level for 2013 down to €2.15 trillion or 78.4% of GDP, press release of April 1, 2014
(http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2014/2014_04_01_german_maastricht_debt_level.html?startpageAreaId=Teaserbereich&startpageId=Startseite-DE&startpageLinkName=2014_04_01_maastricht_schuldenstand 171260).

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Fiscal Outlook

The April 2014 update of the German stability program forecasts a balanced general government budget in 2014. From 2015 onwards, the general government balance is forecast to be balanced or in surplus. The medium-term objective of a structural deficit not exceeding 0.5% of GDP is expected to be met during the entire forecasting period (2014 to 2018).

According to the April 2014 update of the German stability program, Germany’s general government gross debt-to-GDP ratio is projected to be 76% in 2014 and to decrease further to around 65% by 2018, the end of the forecast horizon. The reference values for the upper limit of the debt ratio according to the 1/20th-rule of the enhanced SGP are expected to be undershot significantly in all years of the forecasting period. However, the debt ratio is expected to continue to be in excess of the EU’s reference value of 60% of nominal GDP until 2018. One reason for the decrease is expected to be the liquidation of parts of the wind-up institutions’ portfolios, which is expected to continue over the coming years. The debt ratio is anticipated to decline in line with the amount by which these agencies’ liabilities are reduced. In addition to the liquidation effect, the consolidation efforts in the federal, Länder and municipal authorities’ budgets are expected to contribute to the decline in the debt-to-GDP ratio during the forecasting period.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm Aktualisierung 2014 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Deutsches_Stabilitaetsprogramm/2014-04-08-Stabilitaetsprogramm-Aktualisierung-2014.pdf?__blob=publicationFile&v=1).

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2018	2017	2016	2015	2014	2013

	(% of GDP)
Revenue	44	44	44	44	44 ½	44.7
Total taxes	23 ½	23 ½	23 ½	23 ½	23 ½	23.2
Social contributions	17	17	16 ½	16 ½	16 ½	16.8
Property income	½	½	½	½	1	0.8
Other	3	3 ½	3 ½	3 ½	3 ½	3.9
Expenditure	43 ½	44	44	44	44 ½	44.7
Compensation of employees and intermediate consumption	12	12	12	12 ½	12 ½	12.5
Social payments	24 ½	24 ½	24 ½	24 ½	24 ½	24.3
Interest expenditure	2	2	2	2	2	2.2
Subsidies	1	1	1	1	1	0.9
Gross fixed capital formation	1 ½	1 ½	1 ½	1 ½	1 ½	1.6
Other	3	3	3	3	3	3.2

General government deficit (-) / surplus (+)	½	½	0	0	0	0.0
Federal Government	0	0	0	0	0	-0.2
Länder governments	0	0	0	0	-0	-0.1
Municipalities	0	0	0	0	0	0.1
Social security funds	-0	-0	-0	-0	-0	0.2
General government gross debt	65	67 ½	70	72 ½	76	78.4

(1)	Definition according to the reporting under the EDP: for purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. Accordingly, interest included in the figures set forth in the table above reflects these streams.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm Aktualisierung 2014, Tables 13 and 16.

Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income.

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Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerfreibetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz, Einkommensteuergesetz
(http://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz, Section 4, Solidaritätszuschlaggesetz
(http://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz, Körperschaftsteuergesetz
(http://www.gesetze-im-internet.de/kstg_1977/index.html).

Value Added Tax and Consumption Taxes

Value added tax (“VAT”) serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except beverages and all turnovers in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz, Umsatzsteuergesetz
(http://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz, Umsatzsteuergesetz, Section 12
(http://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz, Energiesteuergesetz
(http://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz, Tabaksteuergesetz
(http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to lower employers’ and employees’ contributions to the public pension system at the same time, thereby allocating the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz, Stromsteuergesetz, Section 3
(http://www.gesetze-im-internet.de/stromstg/__3.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html).

Recent and Pending Tax Reform Measures

Because of the progressive structure of the income tax system, the Federal Republic benefits from extra tax revenue generated by the effect of “fiscal drag” (kalte Progression). To offset part of this burden, the basic personal allowance of the income tax was raised by EUR 126 to EUR 8,130 with effect from January 1, 2013, and by EUR 224 to EUR 8,354 from January 1, 2014, onwards. The initial income tax rate remains constant at 14%.

Source: Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2014: Soziale Marktwirtschaft heute – Impulse für Wachstum und Zusammenhalt, p. 60 (http://www.bmwi.de/DE/Mediathek/publikationen,did=624768.html).

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The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

TAXES (1)

	2013	2012	2011	2010	2009

	(EUR in billions)
Current taxes	636.4	617.7	592.8	549.9	548.1
Taxes on production and imports	302.5	298.3	293.0	275.8	273.5
of which: Value added tax	195.2	192.2	188.2	178.6	176.0
Current taxes on income and wealth	333.9	319.4	299.8	274.1	274.6
of which: Wage tax	193.7	184.3	174.3	162.5	168.3
Assessed income tax	41.4	37.0	32.5	32.5	33.8
Non-assessed taxes on earnings	27.0	29.9	27.6	22.5	24.3
Corporate tax	21.1	18.6	17.6	13.7	8.8
Capital taxes	4.6	4.3	4.3	4.4	4.5

Tax revenue of general government	641.1	622.0	597.1	554.3	552.7
Taxes of domestic sectors to EU	6.1	6.3	6.3	5.7	5.7

Taxes	647.2	628.4	603.3	560.0	558.3

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2013 (March 2014), Table 3.4.3.16.

Government Participations

The Federal Republic and its various special funds held direct participations in 111 public and private enterprises as of December 31, 2012.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2013
(http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungen_des_Bundes/Beteiligungsbericht-Anlage-2013.pdf?__blob=publicationFile&v=1), Chapter A.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2012.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Nominal capital of enterprise	Participation of the Federal Republic

	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Hypo Real Estate Holding AG (1)	2,673	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0
Commerzbank AG (1)	5,830	25.0 + 1 share

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2013
(http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungen_des_Bundes/Beteiligungsbericht-Anlage-2013.pdf?__blob=publicationFile&v=1), Chapters B, E and K paragraph II.

Direct Debt of the Federal Government

As of December 31, 2013, the Federal Government’s direct debt totaled EUR 1,113.6 billion, compared to EUR 1,095.5 billion as of December 31, 2012.

Sources: Bundesrepublik Deutschland Finanzagentur GmbH, Schuldenstand, Statistiken zum Schuldenstand 2013, Übersicht über den Stand der Schuld zum 31.12.2013
(http://www.deutsche-finanzagentur.de/fileadmin/Material_Deutsche_Finanzagentur/PDF/Schuldenstand/Schuldenstand_Quartal/2013-12-31.pdf); Bundesrepublik Deutschland Finanzagentur GmbH, Schuldenstand, Statistiken zum Schuldenstand 2012, Übersicht über den Stand der Schuld zum 31.12.2012
(http://www.deutsche-finanzagentur.de/fileadmin/Material_Deutsche_Finanzagentur/PDF/Schuldenstand/Schuldenstand_Quartal/2012-12-31.pdf).

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The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government had outstanding guarantees in an aggregate amount of EUR 335.6 billion as of December 31, 2012. Of this amount, EUR 124.9 billion was outstanding in the form of export credit insurance, which is handled by Euler Hermes Kreditversichtungs-AG on behalf and for the account of the Federal Government. Furthermore, EUR 22.4 billion was outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 100.1 billion was outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2014
(http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzbericht-2014-anl.pdf?__blob=publicationFile&v=2), Overview 4, page 348.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2013 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information-III. Liabilities to International Financial Organizations.”

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TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Principal amount outstanding as of December 31, 2013

(EUR in millions)
Federal Bonds (Bundesanleihen)	679,405
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	54,000
Five-year Federal Notes (Bundesobligationen)	239,000
Federal Treasury Notes (Bundesschatzanweisungen)	114,000
Federal Savings Notes (Bundesschatzbriefe)	4,488
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	49,975
Federal Treasury Financing Paper (Finanzierungsschätze)	29
German Government Day-Bonds (Tagesanleihe des Bundes)	1,397
Further short term debt (< 1 year)	1,298
Borrowers’ note loans (Schuldscheindarlehen)	12,222
of which:
– From residents	12,005
– From non-residents	217
Old debt (1)	4,430
of which:
Equalization claims	4,150
Other	40
Repurchased debt	46,698

Total	1,113,586

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesrepublik Deutschland Finanzagentur, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2013
(http://www.deutsche-finanzagentur.de/fileadmin/Material_Deutsche_Finanzagentur/PDF/Schuldenstand/Schuldenstand_Quartal/2013-12-31.pdf).

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DEBT TABLES

1. FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2013

	(% per annum)			(EUR in millions)
6% Bonds of the Federal Republic of 1986 (II)	6	1986	2016	3,750
5.625% Bonds of the Federal Republic of 1986	5.625	1986	2016	750
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
4.25% Bonds of the Federal Republic of 2003	4.25	2003	2014	24,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4.25% Bonds of the Federal Republic of 2004	4.25	2004	2014	25,000
3.75% Bonds of the Federal Republic of 2004	3.75	2004	2015	23,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.25% Bonds of the Federal Republic of 2005	3.25	2005	2015	21,000
3.5% Bonds of the Federal Republic of 2005	3.5	2005	2016	23,000
4% Bonds of the Federal Republic of 2006	4	2006	2016	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	20,000
4.25% Bonds of the Federal Republic of 2007 (I)	4.25	2007	2039	14,000
4.25% Bonds of the Federal Republic of 2007 (II)	4.25	2007	2017	19,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	20,000
4.25% Bonds of the Federal Republic of 2008	4.25	2008	2018	21,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	15,000
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	20,000
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	24,000
1.50% Bonds of the Federal Republic of 2012	1.50	2012	2022	18,000
2.50% Bonds of the Federal Republic of 2012	2.50	2012	2044	16,000
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	18,000
1.5% Bonds of the Federal Republic of 2013 (II)	1.50	2013	2023	18,000
2% Bonds of the Federal Republic of 2013	2	2013	2023	18,000
1.5% Bonds of the Federal Republic and the Länder of 2013	1.50	2013	2020	405

Total Federal Bonds				679,405

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

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2. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2013

	(% per annum)			(EUR in millions)
1.5% Inflation-linked Bonds of the Federal Republic of 2006	1.5	2006	2016	15,000
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	15,000
0.75% Inflation-linked Notes of the Federal Republic of 2011	0.75	2011	2018	11,000
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	13,000

Total Inflation-linked Securities				54,000

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. FIVE-YEAR FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2013

	(% per annum			(EUR in millions
2.25% Bonds of 2009-Series 154	2.25	2009	2014	19,000
2.5% Bonds of 2009-Series 155	2.5	2009	2014	17,000
2.5% Bonds of 2010-Series 156	2.5	2010	2015	17,000
2.25% Bonds of 2010-Series 157	2.25	2010	2015	19,000
1.75% Bonds of 2010-Series 158	1.75	2010	2015	16,000
2.0% Bonds of 2011-Series 159	2.0	2011	2016	16,000
2.75% Bonds of 2011-Series 160	2.75	2011	2016	18,000
1.25% Bonds of 2011-Series 161	1.25	2011	2016	16,000
0.75% Bonds of 2012-Series 162	0.75	2012	2017	16,000
0.50% Bonds of 2012-Series 163	0.50	2012	2017	18,000
0.50% Bonds of 2012-Series 164	0.50	2012	2017	16,000
0.50% Bonds of 2013-Series 165	0.50	2013	2018	17,000
0.25% Bonds of 2013-Series 166	0.25	2013	2018	17,000
1.0% Bonds of 2013-Series 167	1.0	2013	2018	17,000

Total Five-Year Federal Notes				239,000

(1)	Five-Year Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

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4. FEDERAL TREASURY NOTES (1)
Title	Interest Rate	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2013

	(% per annum)			(EUR in millions)
0.25% Notes of 2012	0.25	2012	2014	15,000
0.00% Notes of 2012	0.00	2012	2014	15,000
0.00% Notes of 2012 (II)	0.00	2012	2014	15,000
0.00% Notes of 2012 (III)	0.00	2012	2014	14,000
0.25% Notes of 2013	0.25	2013	2015	15,000
0.25% Notes of 2013 (II)	0.25	2013	2015	15,000
0.00% Notes of 2013	0.00	2013	2015	15,000
0.00% Notes of 2013 (II)	0.00	2013	2015	10,000

Total Federal Treasury Notes				114,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

5. FEDERAL SAVINGS NOTES (1)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2013

	(% per annum)			(EUR in millions)
Federal Savings Notes	0.0001% to 4.75%	2006 to 2012	2014 to 2019	4,488

6. TREASURY DISCOUNT PAPER (2)

	Interest Rate(3)	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2013

	(% per annum)			(EUR in millions)
Treasury Discount Paper	0.00% to 0.13%	2013	2014	49,975

7. FEDERAL TREASURY FINANCING PAPER (4)

	Interest Rate(3)	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2013

	(% per annum)			(EUR in millions)
Federal Treasury Financing Paper	0.0001% to 1.57%	2011 to 2012	2014	29

8. GERMAN GOVERNMENT DAY-BONDS

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2013

	(% per annum) variable,			(EUR in millions)
German Government Day-Bonds	tied to EONIA	2008 to 2012	unlimited	1,397

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9. BORROWERS’ NOTE LOANS (5)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2013

	(% per annum)			(EUR in millions)
Borrowers’ note loans
(Schuldscheindarlehen)	0.12% to 7.75%	1954 to 2013	2014 to 2037	12,222

10. FURTHER SHORT-TERM DEBT (< 1 YEAR)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2013

	(% per annum)			(EUR in millions)
Further short-term debt (< 1 year)	money market rates	2013	2014	1,298

(1)	Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.
(2)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.
(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.
(4)	Federal Treasury Financing Papers (Finanzierungsschätze) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. Federal Treasury Financing Papers are intended to be sold to retail customers. Maturities range from one year to two years. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.
(5)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

11. OTHER LIABILITIES

Title	Interest Rate	Year of incurrence	Maturity	Principal amount outstanding as of December 31, 2013

	(% per annum)			(EUR in millions)
Old debt (1)	0% to 3%	Various	Various	4,430
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesrepublik Deutschland Finanzagentur, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2013
(http://www.deutsche-finanzagentur.de/fileadmin/Material_Deutsche_Finanzagentur/PDF/Schuldenstand/Schuldenstand_Quartal/2013-12-31.pdf).

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II. GUARANTEES BY THE FEDERAL GOVERNMENT

	Principal amount outstanding as of December 31,

Purpose of Guarantees	2012	2011

	(EUR in millions)
Export finance loans (including rescheduled loans)	124,941	116,560
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	41,498	38,543
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of Agriculture, fishing and housing construction	100,019	100,771
Contributions to international financing institutions	56,066	55,890
Co-financing of bilateral projects of German financial co-operation	4,067	3,222
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	8,000	6,000

Total guarantees pursuant to the 2010 German Budget Act	335,600	321,995

Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400

Loan guarantees under the Act on Guarantees pertaining to the European Stability Mechanism	100,100	20,500
Total guarantees	458,100	364,895

Sources: Bundesministerium der Finanzen, Finanzbericht 2014
(http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzbericht-2014-anl.pdf?__blob=publicationFile&v=2), Overview 4, page 349; Finanzbericht 2013, Overview 4, page 353.

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III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions are in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0.888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The SDR was established by an amendment to the Articles of Agreement of the IMF in July 1969. From July 1, 1974 to June 1978 the exchange rate between world currencies and the SDR was determined on the basis of a basket of 18 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From July 1978 to December 31, 1980, the exchange rate was determined on the basis of a basket of 15 currencies. From 1981 to 2000, the basket was further reduced to the five key currencies, including the U.S. dollar. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. The adoption of the euro as the common currency for the initial 11 Member States of the European Union called for the last change in the composition of the SDR basket so far. With effect from January 1, 2001, the SDR basket consists of four currencies: U.S. dollar, euro, Japanese yen and pound sterling. The currency weight of the U.S. dollar in the SDR basket initially was 45%, changing on a daily basis as a result of exchange rate fluctuations. On December 28, 2012, SDR 1 equaled EUR 1.165830. SDR 1 equaled USD 1.536920.

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC
TO INTERNATIONAL FINANCIAL ORGANIZATIONS
AS OF END OF DECEMBER, 2013

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in

	(USD in millions)
IMF (2)	22,386	22,386
International Bank for Reconstruction and Development (IBRD) (3)(4)	9,946.4	615.7
International Development Association (IDA) (3)(4)	24,095.71	24,095.61
International Finance Corporation (IFC) (3)(4)	128.9	128.9
European Investment Bank (EIB) (5)	54,053.9	4,689
African Development Bank (AfDB) (3)	4,028.5	179.8
African Development Fund (AfDF) (3)	3,528.3	3,528.3
Asian Development Bank (AsDB) (3)	7,071.7	353.7
Asian Development Fund (AsDF) (3)	2,374.0	2,098.0
Inter-American Development Bank (IDB) (3)	2,386.6	93.7
Inter-American Investment Corporation (IIC) (3)	13.3	13.3
Fund for Special Operations (FSO) (3)	241.3	241.3
International Fund for Agricultural Development (IFAD) (3)	467.4	413.7
Caribbean Development Bank (CDB) (3)	106.6	23.5
Special Development Fund of the Caribbean Development Bank (SDF) (3)	98.6	82.6
European Bank for Reconstruction and Development (EBRD) (3)(5)	3,526.3	735.1
Council of Europe Development Bank (CEB) (3)(5)	1,262.9	140.2

(1)	Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.53527.
(2)	Source: Computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.
(3)	Source: Computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.
(4)	Sources: IBRD and IDA: Worldbank Annual Report 2012 (June 30, 2012); IFC: Consolidated Financial Statements 2011 (June 30, 2011). The amount does not differentiate between amount subscribed and paid-in.
(5)	Source: Computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2013 of EUR 1 per USD 1.3791.

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EXHIBIT (e)

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Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

To the Board of Managing Directors:

We consent to the incorporation by reference in the registration statement (No. 333-192812) under Schedule B of Landwirtschaftliche Rentenbank of our reports dated March 4, 2014, with respect to:

•	the consolidated financial statements, comprising the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements, together with the combined management report of Landwirtschaftliche Rentenbank as of and for the year ended December 31, 2013 prepared in accordance with International Financial Reporting Standards as adopted by the European Union and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB (Handelsgesetzbuch or German Commercial Code), and

•	the unconsolidated financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system and the combined management report of Landwirtschaftliche Rentenbank as of and for the year ended December 31, 2013 prepared in accordance with the German commercial law and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank (Gesetz über die Landwirtschaftliche Rentenbank),

which reports appear in Exhibit (d) to Landwirtschaftliche Rentenbank Annual Report on Form 18-K for the year ended December 31, 2013.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt/Main, May 19, 2014.

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EXHIBIT (f)

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Consent of the Federal Republic of Germany

On behalf of the Federal Republic of Germany, I hereby consent to the making of the statements with respect to the Federal Republic of Germany included in the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the year ended December 31, 2013, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-192812) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America.

May 19, 2014

Federal Republic of Germany

By:	/s/ Elke Kallenbach
Elke Kallenbach Ministerialrätin (Head of Division)

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EXHIBIT (g)

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Die Änderung der Satzung wurde durch das Bundesministerium für Ernährung und Landwirtschaft (BMEL) im Einvernehmen mit dem Bundesministerium der Finanzen (BMF) mit Wirkung zum 27.03.2014 genehmigt.

Satzung der Landwirtschaftlichen Rentenbank

I. Geschäfte der Bank

§ 1

(1)  Die Bank führt in Erfüllung ihres Auftrages gemäß § 3 des Gesetzes über die Landwirtschaftliche Rentenbank Fördermaßnahmen für die Landwirtschaft und für den ländlichen Raum insbesondere mittels Finanzierungen durch. Die Bank vergibt ihre Kredite grundsätzlich über andere Banken unabhängig von deren Rechtsform oder Verbandszugehörigkeit.

(2)  Neben allgemeinen Förderkrediten für die Landwirtschaft und den ländlichen Raum legt die Bank auch Sonder- und Programmkredite für spezielle Förderzwecke und Hilfsmaßnahmen aus. Die Mittel für Sonderkreditprogramme werden von der Bank bereitgestellt. Die Grundsätze/Richtlinien für Förder-, Sonder- und Programmkredite bedürfen der Zustimmung der Aufsichtsbehörde.

(3)  Kredite und andere Finanzierungsformen sind nach vom Verwaltungsrat zu erlassenden allgemeinen Richtlinien für die Kreditgewährung zu vergeben. Diese Richtlinien bedürfen der Zustimmung der Aufsichtsbehörde.

(4)  Darlehensforderungen, die zur Deckung von Schuldverschreibungen verwendet werden sollen, müssen den Anforderungen des § 13 des Gesetzes über die Landwirtschaftliche Rentenbank entsprechen.

§ 2

Zur Erfüllung ihrer Aufgaben darf die Bank die Geschäfte und Dienstleistungen betreiben, die mit der Erfüllung ihrer Aufgaben in direktem Zusammenhang stehen. Hierzu gehören insbesondere:

1.	Ankauf und Verkauf von Forderungen und Wertpapieren,

2.	Treasury Management und Geschäfte zur Risikosteuerung der Bank,

3.	Effektenhandel, Einlagengeschäft und Girogeschäft für eigene Rechnung,

4.	Ausgabe von gedeckten und ungedeckten Schuldverschreibungen auf den Inhaber oder Namen,

5.	Aufnahme zweckgebundener Darlehen bei zentralen Kreditinstituten, Kapitalsammelstellen und öffentlichen Stellen,

6.	Aufnahme sonstiger Darlehen,

7.	Anlage von Geldern bei öffentlichen und privaten Kreditinstituten,

8.	Beratung und Dienstleistungen im Zusammenhang mit Fördermaßnahmen.

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II. Organisation und Verwaltung der Bank

1. Der Vorstand

§ 3

(1)  Der Vorstand besteht aus mindestens zwei ordentlichen Mitgliedern. Die Vorstandsmitglieder bestimmen im Einvernehmen mit dem Vorsitzenden des Verwaltungsrates ein ordentliches Mitglied zum Sprecher des Vorstandes. Der Verwaltungsrat kann auch einen Vorsitzenden des Vorstandes bestimmen.

(2)  Die Vorstandsmitglieder werden auf Vorschlag des Verwaltungsausschusses vom Verwaltungsrat auf höchstens fünf Jahre bestellt; eine wiederholte Bestellung oder Verlängerung der Amtszeit, jeweils für höchstens fünf Jahre, ist zulässig; sie bedarf eines erneuten Verwaltungsratsbeschlusses, der frühestens ein Jahr vor Ablauf der bisherigen Amtszeit gefasst werden kann. Der Verwaltungsrat kann die Bestellung zum Vorstandsmitglied widerrufen, wenn ein wichtiger Grund vorliegt. Die Bestellung zum Vorstandsmitglied bedarf der Zustimmung der Aufsichtsbehörde. Die Aufsichtsbehörde ist im Vorfeld rechtzeitig über die Einzelheiten der Bestellung zu informieren.

(3)  Jede Änderung des Vorstandes hat der Vorstand zur Eintragung in das Handelsregister anzumelden. Die neuen Vorstandsmitglieder haben ihre Namensunterschrift zur Aufbewahrung beim Gericht zu zeichnen.

(4)  Der Vorstand führt die Geschäfte der Bank in eigener Verantwortung nach Maßgabe der Gesetze, der Satzung und der Geschäftsordnung des Vorstandes.

(5)  Der Vorstand hat dem Verwaltungsrat regelmäßig, mindestens vierteljährlich über den Gang der Geschäfte unter Berücksichtigung aller relevanten Fragen der Planung, über die Risikolage, über das Risikomanagement, über die Einhaltung der bankaufsichtsrechtlichen Regelungen und über die finanzielle Lage der Bank in Textform zu berichten. Bei wichtigem Anlass hat der Vorstand dem Verwaltungsratsvorsitzenden oder dem/der stellvertretenden Verwaltungsratsvorsitzenden schriftlich zu berichten; in Eilfällen kann mündlich berichtet werden, in diesem Fall ist ein schriftlicher Bericht unverzüglich nachzureichen. Die Berichte haben den Grundsätzen einer gewissenhaften und getreuen Rechenschaft zu entsprechen.

(6)  Die Gesamtbezüge des einzelnen Vorstandsmitglieds müssen in einem angemessenen Verhältnis zu dessen Aufgaben und zur wirtschaftlichen Lage der Bank stehen. Die Bezüge werden vom Verwaltungsrat auf Vorschlag des Verwaltungsausschusses festgelegt.

(7)  Die Vorstandsmitglieder dürfen Nebentätigkeiten, insbesondere Aufsichtsratsmandate außerhalb der Bank, nur mit Zustimmung des Verwaltungsrates übernehmen. Sie dürfen nicht Mitglied des Vorstands oder Geschäftsführer oder persönlich haftender Gesellschafter einer anderen Handelsgesellschaft sein; Ausnahmen bedürfen der Zustimmung der Aufsichtsbehörde.

§ 4

(1)  Der Vorstand vertritt die Bank gerichtlich und außergerichtlich. Er darf Handlungsbevollmächtigte und mit Zustimmung des Verwaltungsrates Prokuristen bestellen.

(2)  Erklärungen der Bank sind in der Regel schriftlich zu erteilen; sie sind für die Bank verbindlich, wenn sie von zwei Vorstandsmitgliedern oder

von einem Vorstandsmitglied gemeinschaftlich mit einem Prokuristen oder von zwei Prokuristen oder

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von einem Vorstandsmitglied oder Prokuristen gemeinschaftlich mit einem Handlungsbevollmächtigten abgegeben werden.

(3)  Verbindliche Urkunden sind in der Weise zu zeichnen, dass die Vertretungsberechtigten zu dem Namen der Landwirtschaftlichen Rentenbank ihre Unterschrift hinzufügen.

(4)  Die mit Datenverarbeitungsanlagen erstellten Verzeichnisse, Abrechnungen, Konten- und Depotauszüge sowie sonstige Mitteilungen sind auch ohne Unterschrift wirksam, wenn ein entsprechender Vermerk angebracht ist.

(5)  Für die Wirksamkeit einer an die Bank gerichteten Willenserklärung genügt die Abgabe gegenüber einem Vorstandsmitglied.

(6)  Hinsichtlich der Vertretungsmacht stehen stellvertretende Vorstandsmitglieder den ordentlichen gleich.

(7)  Vorstandsmitgliedern gegenüber vertritt der Verwaltungsrat die Bank gerichtlich und außergerichtlich. Rechtsgeschäfte mit dem Vorstand, insbesondere über die Regelung der Bezüge seiner Mitglieder, schließt der Vorsitzende des Verwaltungsrates namens des Verwaltungsrates mit Zustimmung des Verwaltungsausschusses und der Aufsichtsbehörde ab.

2. Der Verwaltungsrat

§ 5

(1)  Jedes Mitglied des Verwaltungsrates muss zuverlässig sein, über die erforderliche Sachkunde zur Wahrnehmung seiner Aufgaben, insbesondere der Kontrollfunktion sowie zur Beurteilung und Überwachung der Geschäfte besitzen und der Wahrnehmung seiner Aufgaben ausreichend Zeit widmen. Der Verwaltungsrat muss in seiner Gesamtheit die Kenntnisse, Fähigkeiten und Erfahrungen haben, die zur Wahrnehmung der Kontrollfunktion sowie zur Beurteilung und Überwachung des Vorstandes notwendig sind.

(2)     Die Amtsdauer der Mitglieder des Verwaltungsrates mit Ausnahme der in § 7 Absatz 1 Nr. 2 des Gesetzes bezeichneten Vertreter der Länder und dem oder der gemäß § 7 Absatz 1 Nr.4 des Gesetzes in den Verwaltungsrat berufenen Bundesminister/ Bundesministerin für Ernährung und Landwirtschaft endet mit dem Schluss der Anstaltsversammlung, die über die Gewinnverwendung des fünften Jahresabschlusses seit Beginn der Amtsdauer beschließt.

(3)  Die Mitglieder des Verwaltungsrates können ihr Amt jederzeit durch Erklärung gegenüber dem Vorsitzenden des Verwaltungsrates niederlegen. Die in § 7 Abs. 1 Nr. 1, 3 und 5 des Gesetzes bezeichneten Mitglieder des Verwaltungsrates können von den zu ihrer Entsendung berufenen Organisationen oder Stellen vorzeitig abberufen werden. Für ausgeschiedene Mitglieder des Verwaltungsrates können Ersatzmitglieder für den Rest der Amtsdauer benannt oder gewählt werden.

(4)  Die Namen und Anschriften der nach § 7 Absatz 1 Nr. 1, 3 und 5 des Gesetzes in den Verwaltungsrat entsandten Vertreter sind dem Vorsitzenden des Verwaltungsrates bis spätestens zwei Monate nach der in Abs. 1 bezeichneten Anstaltsversammlung schriftlich mitzuteilen. Der bisherige Verwaltungsrat führt die Geschäfte bis zum Zusammentritt des neuen Verwaltungsrates weiter.

(5)  Die gemäß § 7 Abs. 1 Nr. 6 des Gesetzes bezeichneten Vertreter von Kreditinstituten oder andere Kreditsachverständige sind jeweils aus den Sektoren der Volks- und Raiffeisenbanken, der Sparkassen und Landesbanken sowie der Privat- und Geschäftsbanken von der Bundesregierung vorzuschlagen.

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§ 6

Unter Vorsitz des an Lebensjahren ältesten Verwaltungsratsmitglieds wählt der Verwaltungsrat in seiner konstituierenden Sitzung den Vorsitzenden gemäß § 7 Abs. 2 Satz 1 des Gesetzes für die gesamte Amtsdauer. Scheidet der Vorsitzende des Verwaltungsrates während der Amtszeit aus, so hat der Verwaltungsrat unverzüglich eine Ersatzwahl für die restliche Amtszeit des Ausgeschiedenen vorzunehmen.

§ 7

(1)  Der Verwaltungsrat versammelt sich an dem bei der Einberufung zu bestimmenden Ort so oft, wie die Geschäfte es erfordern, mindestens jedoch einmal in jedem Halbjahr. Er wird durch den Vorsitzenden, seinen Stellvertreter oder in Ausnahmefällen durch den Vorstand unter Einhaltung einer Frist von mindestens 10 Tagen durch eingeschriebenen Brief einberufen; in dringenden Fällen ist eine Einberufung in geeigneter Weise mit einer Frist von mindestens 3 Tagen zulässig. Der Verwaltungsrat muss unverzüglich einberufen werden, wenn mindestens sechs Mitglieder oder die Aufsichtsbehörde es verlangen. Zu allen Sitzungen des Verwaltungsrates und seiner Ausschüsse ist die Aufsichtsbehörde einzuladen.

(2)  Der Verwaltungsrat ist beschlussfähig, wenn mindestens die Hälfte seiner Mitglieder anwesend ist. Die Beschlussfassung ist zu vertagen, wenn der Verwaltungsrat über eine Beschlussempfehlung des Risikoausschusses zu entscheiden hat und nicht mindestens ein Vertreter des Bundes anwesend ist. Eine weitere Vertagung des betroffenen Tagesordnungspunktes in der nächsten Sitzung ist unzulässig.

(3)  Eine schriftliche oder telekopierte Beschlussfassung oder eine Beschlussfassung mit sonstigen geeigneten Mitteln der Telekommunikation ist insbesondere in eiligen Fällen zulässig, wenn diesem Verfahren kein Mitglied des Verwaltungsrates widerspricht; Absatz 2 gilt sinngemäß.

(4)  Der Verwaltungsrat fasst, soweit im Gesetz oder in dieser Satzung nichts anderes bestimmt ist, seine Beschlüsse mit einfacher Stimmenmehrheit. Das gilt auch bei Wahlen. Bei Stimmengleichheit gibt die Stimme des Vorsitzenden des Verwaltungsrates, bei dessen Verhinderung die seines Stellvertreters, den Ausschlag.

(5)  Über das Ergebnis der Verhandlungen des Verwaltungsrates ist eine Niederschrift aufzunehmen, die von dem Vorsitzenden und dem Schriftführer, der nicht Mitglied des Verwaltungsrates zu sein braucht, zu unterzeichnen ist.

§ 8

(1)  Dem Verwaltungsrat obliegen die laufende Überwachung der Geschäftsführung des Vorstandes (§ 7 Absatz 4 des Gesetzes) sowie die Überwachung der Einhaltung der einschlägigen bankaufsichtsrechtlichen Regelungen durch den Vorstand. Die Mitglieder des Verwaltungsrates sind der Bank für die Erfüllung ihrer Aufgaben entsprechend den Vorschriften für Aufsichtsratsmitglieder von Aktiengesellschaften verantwortlich.

(2)  Seine Geschäftsordnung stellt der Verwaltungsrat selbst fest.

§ 9

(1)  Der Verwaltungsrat genehmigt den Jahresabschluss.

(2)  Der Verwaltungsrat bestimmt den Abschlussprüfer mit Zustimmung der Aufsichtsbehörde.

(3)  Der Verwaltungsrat beschließt insbesondere über:

1.	die Zuführung zur Hauptrücklage und zur Deckungsrücklage;

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2.	die Aufteilung des Bilanzgewinns gemäß § 9 des Gesetzes;

3.	den Vorschlag an die Anstaltsversammlung über die Gewinnverwendung (§ 7 Absatz 5, 2. Halbsatz i.V.m. § 9 Absatz 2 des Gesetzes);

4.	die Entlastung der Mitglieder des Vorstandes;

5.	die allgemeinen Richtlinien für die Kreditgewährung der Bank;

6.	die Geschäftsordnungen für sich und die in § 10 genannten Ausschüsse und Beiräte;

7.	Änderungen der Satzung mit Zweidrittelmehrheit seiner Mitglieder; sie bedürfen der Genehmigung nach § 7 Absatz 6 des Gesetzes und sind nach deren Vorliegen bekannt zu machen;

8.	die Corporate Governance-Grundsätze der Bank und deren Umsetzung.

(4)  Der Zustimmung des Verwaltungsrates bedürfen:

1.	Die Ausgabe von Schuldverschreibungen,

2.	die Übernahme, Änderung und Aufgabe von Beteiligungen,

3.	der Erwerb, die Belastung und die Veräußerung von Grundeigentum, abgesehen vom Fall der Zwangsversteigerung,

4.	die Bestellung von Prokuristen und der Abschluss von Anstellungsverträgen mit einem Jahresgehalt, das eine vom Verwaltungsausschuss festgesetzte Höhe übersteigt,

5.	die Aufstellung von Richtlinien über die Gewährung von Ruhegehältern einschließlich Witwen- und Waisengeldern.

(5)     Jedes Mitglied des Verwaltungsrates ist dem Unternehmensinteresse verpflichtet. Es darf bei seinen Entscheidungen weder persönliche Interessen verfolgen noch Geschäftschancen, die dem Unternehmen zustehen, für sich nutzen.

§ 10

(1)  Der Verwaltungsrat kann unter gleichzeitiger Bestimmung ihrer Vorsitzenden Ausschüsse bilden und diesen für bestimmte Gebiete seine Befugnisse ganz oder teilweise übertragen. Mit Ausnahme des in Absatz 5 genannten Fachausschusses dürfen ihnen nur Mitglieder des Verwaltungsrates angehören. § 7 Absätze 2 bis 5 finden entsprechende Anwendung. Zu den Ausschusssitzungen können Sachverständige und Auskunftspersonen zur Beratung über einzelne Gegenstände zugezogen werden.

(2)  Für die Behandlung von Rechts- und Verwaltungsangelegenheiten wird ein Verwaltungsausschuss gebildet, der aus dem Vorsitzenden des Verwaltungsrates, seinem Stellvertreter, einem Vertreter des Bundesministeriums der Finanzen und vier weiteren Mitgliedern des Verwaltungsrates besteht. Der Verwaltungsausschuss überwacht insbesondere die angemessene Ausgestaltung der Vergütungssysteme der Mitglieder des Vorstandes sowie der Mitarbeiter und bereitet die Beschlüsse des Verwaltungsrates über die Vergütung der Mitglieder des Vorstandes vor. Darüber hinaus entscheidet er über den Abschluss oder die Änderung von Anstellungsverträgen mit Vorstandsmitgliedern und unterstützt den Verwaltungsrat bei der Ermittlung von Bewerbern für die Besetzung einer Stelle im Vorstand und bei der Vorbereitung von Wahlvorschlägen für die Wahl der Mitglieder des Verwaltungsrates gemäß § 7 Absatz 1 Nr. 6 des Gesetzes.

(3)  Der Verwaltungsrat bildet aus seiner Mitte einen Risikoausschuss. Er besteht aus einem Vertreter des Bundesministeriums für Ernährung und Landwirtschaft, einem Vertreter des Bundesministeriums der Finanzen, zwei Vertretern der Kreditwirtschaft

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sowie zwei Vertretern des Deutschen Bauernverbandes e.V. Zum Aufgabengebiet des Risikoausschusses gehört insbesondere die Beratung des Verwaltungsrates zur aktuellen und künftigen Gesamtrisikobereitschaft und -strategie der Bank sowie dessen Unterstützung bei der Überwachung der Umsetzung dieser Strategie durch den Vorstand. Entscheidungen des Verwaltungsrats, die sich wesentlich auf das Risikoprofil und die Risikostrategie der Bank auswirken können, bedürfen einer vorherigen Beschlussempfehlung des Risikoausschusses an den Verwaltungsrat. Der Risikoausschuss bestimmt Art, Umfang, Format und Häufigkeit der Informationen, die der Vorstand zum Thema Strategie und Risiko vorlegen muss. Der Risikoausschuss ist ferner zuständig für die Behandlung von Kredit- und Beteiligungsangelegenheiten. Den Vorsitz soll ein Vertreter der Kreditwirtschaft haben.

(4)  Für die Behandlung von Fragen des Rechnungslegungsprozesses, der Wirksamkeit des Risikomanagementsystems, der Durchführung der Abschlussprüfungen sowie der zügigen Behebung der vom Prüfer festgestellten Mängel durch den Vorstand mittels geeigneter Maßnahmen wird ein Prüfungsausschuss gebildet, der aus dem Vorsitzenden des Verwaltungsrates, einem Vertreter des Bundesministeriums für Ernährung und Landwirtschaft oder des Bundesministeriums der Finanzen und fünf weiteren Mitgliedern des Verwaltungsrates besteht. Der Abschlussprüfer nimmt an den Beratungen des Prüfungsausschusses über den Jahres- und Konzernabschluss teil und berichtet über die wesentlichen Ergebnisse seiner Prüfung.

(5)  Für die Vorbereitung des Vorschlags über die Gewinnverwendung (§ 7 Absatz 5, 2. Halbsatz i.V.m. § 9 Absatz 2 des Gesetzes) beruft der Verwaltungsrat einen Fachausschuss. Dieser besteht aus drei Mitgliedern des Verwaltungsrates, darunter einem Vertreter des Bundesministeriums für Ernährung und Landwirtschaft und drei Mitgliedern der Anstaltsversammlung. Den Vorsitz führt der Vorsitzende des Verwaltungsrates.

(6)  Der Verwaltungsrat kann zu seiner Beratung nach Bedarf Beiräte aus Sachverständigen berufen, die nicht dem Verwaltungsrat anzugehören brauchen.

(7)  Die Ergebnisse von Ausschusssitzungen sind dem Verwaltungsrat bei seiner nächsten Zusammenkunft mitzuteilen.

§ 11

Urkunden und Erklärungen des Verwaltungsrates sind mit dem Namen der Landwirtschaftlichen Rentenbank sowie den Worten “Der Verwaltungsrat“ zu versehen und von dem Vorsitzenden des Verwaltungsrates oder seinem Stellvertreter zu unterzeichnen.

§ 12

(1) Die Vergütung der Verwaltungsratsmitglieder einschließlich der Sitzungsgelder wird durch Beschluss der Anstaltsversammlung festgelegt; der Beschluss bedarf der Zustimmung der Aufsichtsbehörde. Die Vergütung trägt der Verantwortung und dem Tätigkeitsumfang der Verwaltungsratsmitglieder sowie der wirtschaftlichen Lage der Bank Rechnung. Dabei sollen der Vorsitz und der stellvertretende Vorsitz im Verwaltungsrat sowie der Vorsitz und die Mitgliedschaft in den Ausschüssen berücksichtigt werden.

(2) Außerdem werden für die Teilnahme an Sitzungen des Verwaltungsrates sowie seiner Ausschüsse oder Beiräte angemessene Reisekosten vergütet.

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3.  Die Anstaltsversammlung

§ 13

(1)  Die Amtsdauer der Mitglieder der Anstaltsversammlung endet mit dem Schluss der Anstaltsversammlung, die über die Gewinnverwendung im fünften Jahr seit Beginn ihrer Amtsdauer beschließt. Für Benennung, Ausscheiden und Abberufung der Mitglieder sowie Bestellung von Ersatzmitgliedern gelten § 5 Absätze 2 und 3 entsprechend.

(2) Die Anstaltsversammlung ist beschlussfähig, wenn mindestens die Hälfte der Mitglieder anwesend ist.

§ 14

(1)  Die Anstaltsversammlung beschließt über die Gewinnverwendung gemäß § 9 Absatz 2 des Gesetzes. Sie nimmt die Berichte des Vorstandes über die Geschäftstätigkeit der Bank und des Verwaltungsrates über die von ihm gefassten Beschlüsse entgegen und berät die Bank in Fragen der Förderung der Landwirtschaft und des ländlichen Raumes sowie bei allen allgemeinen agrar- und geschäftspolitischen Fragen. Die Unterlagen für ihre Beschlussfassung sind den Mitgliedern der Anstaltsversammlung mit der Einladung zuzustellen.

(2)  Zu den Anstaltsversammlungen wird durch den Vorsitzenden des Verwaltungsrates oder seinen Stellvertreter oder durch den Vorstand in deren Auftrag unter Einhaltung einer Frist von mindestens 14 Tagen durch eingeschriebenen Brief eingeladen. Zu allen Anstaltsversammlungen ist die Aufsichtsbehörde einzuladen.

(3)  Außerordentliche Anstaltsversammlungen werden auf Beschluss des Verwaltungsrates einberufen. Sie sind ferner einzuberufen, wenn mindestens 15 Mitglieder unter schriftlicher Darlegung der Gründe oder die Aufsichtsbehörde es verlangen.

§ 15

(1) Den Vorsitz der Anstaltsversammlung führt – ohne Stimmrecht – der Vorsitzende des Verwaltungsrates oder sein Stellvertreter; sind beide nicht anwesend, so eröffnet der an Lebensjahren älteste Teilnehmer die Versammlung und lässt von dieser einen Vorsitzenden wählen.

(2) Die Anstaltsversammlung fasst ihre Beschlüsse mit einfacher Mehrheit der bei der Abstimmung anwesenden Mitglieder. Im Falle der Stimmengleichheit gilt ein Antrag als abgelehnt.

(3) Über das Ergebnis der Verhandlungen der Anstaltsversammlung ist eine Niederschrift aufzunehmen, die von dem Vorsitzenden, einem Mitglied der Anstaltsversammlung und dem Schriftführer, der nicht Mitglied der Anstaltsversammlung zu sein braucht, zu unterzeichnen ist.

§ 16

Für die Teilnahme an Sitzungen der Anstaltsversammlung werden angemessene Reisekosten vergütet. Die Höhe eines Sitzungsgeldes legt der Verwaltungsrat mit Zustimmung der Aufsichtsbehörde fest.

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III.  Allgemeine Bestimmungen

§ 17

Das Geschäftsjahr ist das Kalenderjahr.

§ 18

Der Vorstand und der Verwaltungsrat erklären jährlich, dass den Empfehlungen des Public Corporate Governance Kodex des Bundes in der jeweils gültigen Fassung entsprochen wurde und wird. Wenn von den Empfehlungen abgewichen wird, wird dies nachvollziehbar begründet. Die Erklärung wird auf der Internetseite der Bank dauerhaft öffentlich zugänglich gemacht und als Teil des Corporate Governance Berichts veröffentlicht. Im Rahmen der Jahresabschlussprüfung wird auch geprüft, ob die Erklärung zum Public Corporate Governance Kodex des Bundes abgegeben und veröffentlicht wurde.

§ 19

Das Dienstsiegel der Landwirtschaftlichen Rentenbank (§ 12 des Gesetzes) zeigt ein Ährenbündel mit einer den Namen und den Ort des Sitzes der Bank enthaltenden Umschrift. Das von der Landwirtschaftlichen Rentenbank jeweils geführte Dienstsiegel ist zu veröffentlichen.

§ 20

Die in dieser Satzung vorgeschriebenen Bekanntmachungen der Landwirtschaftlichen Rentenbank sind in dem Bundesanzeiger zu veröffentlichen.

§ 21

Die Satzung tritt mit ihrer Genehmigung durch die Aufsichtsbehörde in Kraft.

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Non-binding translation

The amendment to the Statutes was approved by the Federal Ministery of Food and Agriculture (BMEL) which makes its decision in agreement with the Federal Ministry of Finance (BMF) with effect from March 27, 2014.

Statutes of Landwirtschaftliche Rentenbank

I. Business of the Bank

Section 1

(1)  In order to fulfil its tasks as set out in Section 3 of the Law Governing Landwirtschaftliche Rentenbank (the “Law”), the Bank implements promotional measures for agriculture and for rural areas in particular through financial instruments. In principle, the Bank provides loans through other banks irrespective of their legal form or association membership.

(2)  In addition to standard promotional loans for agriculture and rural areas, the Bank grants special and programme loans for specific promotional purposes and assistance measures. The funds for special loan programmes are provided by the Bank. The principles/guidelines for promotional loans, special and programme loans shall be approved by the Supervisory Authority.

(3)  Loans and other types of financial instruments shall be granted in accordance with the general guidelines for the granting of loans to be passed by the Board of Supervisory Directors. These guidelines shall be approved by the Supervisory Authority.

(4)  Debt used to cover bonds shall comply with the requirements set out in Section 13 of the Law.

Section 2

In order to fulfil its tasks, the Bank may carry out operations and provide services directly connected with the performance of its tasks. This includes in particular:

1.  purchase and sale of debt and securities;

2.  treasury management and transactions for risk management purposes of the Bank;

3.  securities trading, deposit and giro business for its own account;

4.  issue of covered and unsecured bonds in bearer or registered form;

5.  raising of funds earmarked for specific purposes with central credit institutions, capital collection funds and public authorities;

6.  raising of other types of loans;

7.  investment of funds with public and private credit institutions;

8.  advice and services in connection with promotional measures.

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II. Organisation and Administration of the Bank

1. The Board of Managing Directors

Section 3

(1)  The Board of Managing Directors consists of at least two ordinary members. In concert with the Chairman of the Board of Supervisory Directors, the members of the Board of Managing Directors may appoint an ordinary member as Spokesman of the Board of Managing Directors. The Board of Supervisory Directors may also appoint a Chairman of the Board of Managing Directors.

(2)  Upon the proposal of the Administrative Committee, the members of the Board of Managing Directors shall be appointed for a maximum term of five years; they may be re-appointed or their term of office may be extended by a maximum of five years; this requires another resolution by the Board of Supervisory Directors which may be passed no sooner than one year prior to the termination of the respective term of office. The Board of Supervisory Directors may revoke the appointment for good cause. The appointment as a member of the Board of Managing Directors shall be approved by the Supervisory Authority. The Supervisory Authority shall be informed in advance about the details of the appointment.

(3)  Any change to the Board of Managing Directors shall be filed by the Board of Managing Directors for entry in the commercial register (Handelsregister). Newly appointed members of the Board of Managing Directors shall lodge their signatures with the court.

(4)  The Board of Managing Directors shall carry out the Bank’s business at its own responsibility according to the laws, the Statutes and the board’s rules of procedure.

(5)  The Board of Managing Directors shall regularly, at least quarterly, report to the Board of Supervisory Directors in text form (sec. 126b German Civil Code) about the course of business considering all relevant questions regarding planning, risk investment, risk management, compliance with the banking supervisory requirements as well as the Bank’s financial position. The Board of Managing Directors must report to the Chairman of the Board of Supervisory Directors in writing on any significant event; in urgent cases the report may be given verbally but must be confirmed in writing without undue delay. The reports shall be prepared in accordance with the principles of conscientious and faithful accounting.

(6)  The total remuneration of the individual members of the Board of Managing Directors shall be in line with their functions and the Bank’s financial position. The remuneration amounts shall be set by the Board of Supervisory Directors upon the proposal of the Administrative Committee.

(7)  The members of the Board of Managing Directors may accept no secondary activities, in particular no mandate on a supervisory board outside the Bank, without the approval of the Board of Supervisory Directors. They may not be member of the board or manager or personally liable partner of any

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other commercial corporation; exceptions shall require the approval of the Supervisory Authority.

Section 4

(1)  The Board of Managing Directors represents the Bank in court and extrajudicially. It may appoint authorised signatories (Handlungsbevollmächtigte) and, with the approval of the Board of Supervisory Directors, authorised officers (Prokuristen).

(2)  Declarations by the Bank are to be issued in writing as a rule; they will be binding for the Bank where they are issued by two members of the Board of Managing Directors; or

by a member of the Board of Managing Directors together with an authorised officer; or

by two authorised officers; or

by a member of the Board of Managing Directors/an authorised officer together with an authorised signatory.

(3)  Binding documents shall be signed in such a way that the authorised representatives add their signature to the name of Landwirtschaftliche Rentenbank.

(4)  Account, deposit and other statements generated by EDP as well as other notices will be valid even without a signature provided that this is supported by a corresponding note.

(5)  For the validity of a declaration of intent addressed to the Bank, the submission to a member of the Board of Managing Directors shall suffice.

(6)  Deputy members of the Board of Managing Directors shall have the same representative authority as ordinary members.

(7)  The Board of Supervisory Directors shall represent the Bank in court and extrajudicially towards members of the Board of Managing Directors. The Chairman of the Board of Supervisory Directors will conclude legal transactions with the Board of Managing Directors, in particular regarding remuneration arrangements, on behalf of the Board of Supervisory Directors with the approval of the Administrative Committee and the Supervisory Authority.

2. The Board of Supervisory Directors

Section 5

(1)  Each member of the Board of Supervisory Directors must be reliable, have the expertise required to perform his duties, in particular with respect to the control function and the assessment and supervision of the Bank’s business and must dedicate sufficient time towards his duties. The Board of Supervisory Directors as a whole must have the knowledge, the skills and experience required to perform its control function and to assess and supervise the Board of Managing Directors.

(2)  With the exception of the representatives of the federal states specified in Section 7 para. 2 No. 2 of the Law and the Federal Minister of Food and Agriculture (BMEL) appointed to the Board of Supervisory Directors pursuant to Section 7 para. 1 No. 4, the term of the members of the Board of Supervisory Directors shall end at the close of the General Meeting which passes the

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resolution on the appropriation of profits of the fifth annual accounts since the commencement of the term.

(3)  The members of the Board of Supervisory Directors may resign from office at any time by declaration addressed to the Chairman of the Board of Supervisory Directors. Members of the Board of Supervisory Directors specified in Section 7 para. 1 No. 1, 3 and 5 of the Law may be recalled early by the delegating organisations or authorities. Substitute members may be appointed or elected for the remaining term of office of the members leaving the Board of Supervisory Directors.

(4)  The names and addresses of the representatives delegated to the Board of Supervisory Directors pursuant to Section 7 para. 1 No. 1, 3 and 5 of the Law shall be reported to the Chairman of the Board of Supervisory Directors in writing no later than two months after the assembly of the General Meeting specified in para. 1. The previous Board of Supervisory Directors shall continue to manage the Bank’s affairs until the assembly of the new Board of Supervisory Directors.

(5)  The German federal government shall propose the representatives of credit institutions and other credit experts mentioned in sec. 7 para. 1 no 6 of the Law from the sector of the German commercial credit cooperatives (Volks- und Raiffeisenbanken), the German savings banks (Sparkassen) and the Landesbanks (Landesbanken) as well as the private and commercial banks.

Section 6

Under the chairmanship of the oldest member of the Board of Supervisory Directors, the Board of Supervisory Directors shall elect a Chairman in its constituent assembly for the entire term pursuant to Section 7 para. 2 Clause 1. In the case the Chairman leaves office during this term the Board of Supervisory Directors shall immediately carry out substitute elections for the remaining term.

Section 7

(1)  The Board of Supervisory Directors shall convene at a venue to be determined upon convocation as often as business requires but at least once in each half of the year. The Chairman, his Deputy or in exceptional cases the Board of Managing Directors shall convoke the Board of Supervisory Directors by registered letter within a period of at least 10 days; in urgent cases convocation is admissible in a proper way within a period of 3 days. The Board of Supervisory Directors shall be convoked immediately if requested by at least six members or the Supervisory Authority. The Supervisory Authority shall be invited to all meetings of the Board of Supervisory Directors and its committees.

(2)  The Board of Supervisory Directors constitutes a quorum where at least half of its members are present. Any resolution shall be postponed if the Board of Supervisory Directors must decide on a Risk Committee’s recommendation for a decision and not at least one federal representative is present. An additional postponement of the respective agenda item to the next meeting shall be inadmissible.

(3)  A written resolution or one sent by fax or a resolution sent by using other appropriate means of telecommunication will be admissible in particular in

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urgent cases where no member of the Board of Supervisory Directors objects to this procedure; para. 2 shall apply accordingly.

(4)  Unless otherwise stipulated by the Law or in these Statutes, the Board of Supervisory Directors passes its resolutions with a simple majority of votes. This shall also apply to elections. In the case of parity of votes, the ballot of the Chairman of the Board of Supervisory Directors and where he is prevented that of his Deputy shall be decisive.

(5)  Minutes shall be taken of the results of the meeting of the Board of Supervisory Directors and be signed by the Chairman and the recorder who need not be a member of the Board of Supervisory Directors.

Section 8

(1)  The Board of Supervisory Directors shall be responsible for the supervision of business conducted by the Board of Managing Directors on an ongoing basis (Section 7 para. 4 of the Law) as well as the supervision of compliance with the relevant banking supervisory requirements. The members of the Board of Supervisory Directors are responsible to the Bank for the performance of their functions in accordance with the regulations for members of the supervisory board of stock corporations (Aktiengesellschaften).

(2)  The Board of Supervisory Directors shall adopt its own rules of procedure.

Section 9

(1)  The Board of Supervisory Directors shall approve the annual accounts.

(2)  The Board of Supervisory Directors shall determine the auditor with the approval of the Supervisory Authority.

(3)  The Board of Supervisory Directors shall pass resolutions in particular on:

1.  the allocation to the principal reserve and the guarantee reserve;

2.  the appropriation of the net profit for the year pursuant to Section 9 of the Law;

3.  the proposal to the General Meeting on the appropriation of profits (Section 7 para 5, 2. half clause in connection with Section 9 para. 2 of the Law);

4.  the formal approval of the conduct of business by the members of the Board of Managing Directors;

5.  the general guidelines for the Bank’s granting of loans;

6.  the internal rules of procedure for itself and for the committees and advisory bodies specified in Section 10;

7.  amendments to the Statutes with a two thirds majority of votes of its members; they shall be approved pursuant to Section 7 para. 6 of the Law and shall be announced after their approval;

8.  the corporate governance principles of the Bank and their implementation.

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(4) The following shall require the approval of the Board of Supervisory Directors:

1.  the issue of bonds;

2.  the purchase, rearrangement and sale of investment holdings;

3.  the purchase, encumbrance and sale of real estate except in the case of forced auction;

4.  the appointment of authorised officers (Prokuristen) and the conclusion of employment contracts with an annual salary exceeding the amount stipulated by the Administrative Committee;

5.  the stipulation of guidelines on the granting of retirement pensions including widow’s and orphans’ pensions.

(5)  Each member of the Board of Supervisory Directors shall observe the interests of the Bank. With his decisions a member may not pursue personal interests or take personal advantage of the Bank’s business opportunities.

Section 10

(1)  The Board of Supervisory Directors may form committees and at the same time appoint their chairmen and wholly or partially assign its authority for specific areas to these committees. With the exception of the Expert Committee specified in para. 5, only members of the Board of Supervisory Directors may belong to them. Section 7 paras. 2 – 5 shall apply accordingly. Experts and advisers may be consulted for advice on individual items in the committee meetings.

(2)  An Administrative Committee consisting of the Chairman of the Board of Supervisory Directors, his Deputy, a representative of the Federal Ministry of Finance and four additional members of the Board of Supervisory Directors shall be formed for handling legal and administrative affairs. The Administrative Committee monitors in particular the adequacy of the remuneration systems of the members of the Board of Managing Directors and the employees and prepares the resolutions of the Board of Supervisory Directors on the remuneration of the members of the Board of Managing Directors. Furthermore, it decides on the conclusion or amendment of employment contracts with members of the Board of Managing Directors and supports the Board of Supervisory Directors in the selection of applicants for a position at board level and of candidates for the election of the members to the Board of Supervisory Directors pursuant to Section 7 para. 1 No. 6 of the Law.

(3)  The Board of Supervisory Directors shall elect from amongst its members a Risk Committee. It shall consist of a representative of the Federal Ministry of Food and Agriculture, a representative of Federal Ministry of Finance, two representatives of the banking sector as well as representatives of the German Farmers Association (Deutscher Bauernverband e.V.). The Risk Committee shall advise the Board of Supervisory Directors in particular on the current and future risk tolerance and the risk strategy of the Bank and shall support the Board of Supervisory Directors by supervising the implementation of this strategy. Decisions of the Board of Supervisory Directors which may significantly influence this strategy shall require the prior recommendation for a decision of the Risk Committee to the Board of Supervisory Directors. The Risk Committee shall

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identify the nature, scope, format and frequency of the information the Board of Managing Directors must give regarding strategy and risk. In addition, the Risk Committee shall deal with credit and investment matters. A representative from the banking sector shall serve as its chairman.

(4)  An Audit Committee shall be established for dealing with questions related to accounting processes, the effectiveness of the risk management system, the completion of audits and any deficiencies identified by the auditor to be remedied immediately by the Board of Managing Directors through appropriate measures; the Audit Committee shall consist of the Chairman of the Board of Supervisory Directors, a representative of the Federal Ministry of Food and Agriculture or the Federal Ministry of Finance and five additional members of the Board of Supervisory Directors. The auditor participates in the meetings of the Audit Committee on the annual accounts and consolidated annual accounts and reports the essential results of his audit.

(5)  The Board of Supervisory Directors shall form an Expert Committee for the preparation of the proposal on the appropriation of profits (Section 7 para. 5, 2nd half clause in association with Section 9 para. 2 of the Law). It shall consist of three members of the Board of Supervisory Directors including a representative of the Federal Ministry of Food and Agriculture and three members of the General Meeting. Chairman of the Expert Committee shall be the Chairman of the Board of Supervisory Directors.

(6)  Where required, the Board of Supervisory Directors may form advisory bodies consisting of experts who need not be members of the Board of Supervisory Directors.

(7)  The results of the committee meetings shall be reported to the Board of Supervisory Directors at its next assembly.

Section 11

Documents and declarations by the Board of Supervisory Directors shall bear the name of Landwirtschaftliche Rentenbank and the words “Board of Supervisory Directors “ (“Der Verwaltungsrat”) and are to be signed by the Chairman of the Board of Supervisory Directors or his Deputy.

Section 12

(1)  Remuneration of the members of the Board of Supervisory Directors including remuneration for attendance at meetings shall be set in a resolution by the General Meeting; the resolution shall be approved by the Supervisory Authority. The remuneration shall account for the responsibility and scope of functions of the members of the Board of Supervisory Directors and the Bank’s financial position. Chairmanship and deputy chairmanship in the Board of Supervisory Directors and chairmanship and membership in the committees are to be taken into account.

(2)  In addition, adequate travel expenses shall be reimbursed for the attendance at meetings of the Board of Supervisory Directors and of its committees or advisory bodies.

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3. The General Meeting

Section 13

(1)  The term of office of the members of the General Meeting shall end at the close of the General Meeting which passes the resolution on the appropriation of profits of the fifth annual accounts since the commencement of the term. Section 5 paras. 2-3 shall apply accordingly to the appointment, resignation and dismissal of members as well as to the appointment of substitute members of the General Meeting.

(2)  The General Meeting constitutes a quorum where at least half of its members is present.

Section 14

(1)  The General Meeting shall pass the resolution on the appropriation of profits in accordance with Section 9 para. 2 of the Law. It shall receive the reports by the Board of Managing Directors regarding the Bank’s business activities and by the Board of Supervisory Directors regarding the resolutions taken by it and shall advise the Bank on matters regarding the promotion of agriculture and rural areas and on general issues related to agriculture and business policy. Documents necessary for preparing the resolution are to be sent to the members of the General Meeting together with the invitation.

(2)  The Chairman of the Board of Supervisory Directors or his Deputy or the Board of Managing Directors on their behalf shall invite to the assemblies of the General Meeting by registered letter observing a period of at least 14 days. The Supervisory Authority shall be invited to all assemblies of the General Meeting.

(3)  Extraordinary assemblies of the General Meeting shall be convoked upon resolution of the Board of Supervisory Directors. Moreover, they shall be convoked where requested by at least 15 members of the Supervisory Board presenting reasons for their request in writing.

Section 15

(1)  The Chairman of the Board of Supervisory Directors or his Deputy shall preside over the General Meeting without having a voting right; where both are absent, the oldest participant shall inaugurate the meeting and have a chairman elected.

(2)  The General Meeting shall pass its resolutions with the simple majority of the members present upon voting. In the case of a parity of votes, the motion shall be regarded as rejected.

(3)  Minutes shall be taken of the results of each assembly of the General Meeting which shall be signed by the Chairman, a member of the General Meeting and the recorder who need not be a member of the General Meeting.

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Section 16

Adequate travel expenses shall be reimbursed for the attendance at assemblies of the General Meeting. The amount of the attendance remuneration shall be stipulated by the Board of Supervisory Directors with the approval of the Supervisory Authority.

III. General Provisions

Section 17

The business year is equivalent to the calendar year.

Section 18

The Board of Managing Directors and the Board of Supervisory Directors shall annually declare that the recommendations of the Public Corporate Governance Code of the federal government in the respective applicable version have been, and will be complied with. Deviations from the recommendations are to be reasonably justified. The declaration of conformity shall be permanently available on the Bank’s website and published as part of the Corporate Governance Report. As part of the annual audit it shall be examined whether the declaration regarding the Public Corporate Governance Code of the federal government were executed and published.

Section 19

The official seal of Landwirtschaftliche Rentenbank (Section 12 of the Law) shows a bundle of ears of grain with an inscription with the name and the registered seat of the Bank. The official seal of Landwirtschaftliche Rentenbank shall be published.

Section 20

Announcements of Landwirtschaftliche Rentenbank to be made in accordance with these Statutes are to be published in the Federal Gazette (Bundesanzeiger).

Section 21

The Statutes shall come into force upon approval by the Supervisory Authority.

(Only the German original text of these Statutes is binding)